EXHIBIT 99.1

2004 Annual report and financial statements
Meeting
global needs
for minerals and metals

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Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources. The Group’s worldwide operations supply essential minerals and metals that help to meet global needs and contribute to improvements in living standards.
     In order to deliver superior returns to shareholders over time, Rio Tinto takes a long term and responsible approach to the Group’s business. We concentrate on the development of first class orebodies into large, long life and efficient operations, capable of sustaining competitive advantage through business cycles.
    Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. The Group’s activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
      Wherever Rio Tinto operates, the health and safety of our employees is our first priority. We seek to contribute to sustainable development. We work as closely as possible with our host countries and communities, respecting their laws and customs. We minimise adverse effects and strive to improve every aspect of our performance. We employ local people at all levels and ensure fair and equitable transfer of benefits and enhancement of opportunities.

2004 Annual report and financial statements

ANNUAL REPORT AND FINANCIAL STATEMENTS
Rio Tinto’s Annual report and financial statements encompass Australian and UK statutory requirements and also includes some of the supplementary disclosures required in the Form 20-F. The majority of shareholders have chosen to receive a shorter Annual review but those who wish to receive the full Annual report and financial statements for all future years may do so by writing to the Companies’ registrars.
Both the above documents are also available in electronic form. For further details please visit the Rio Tinto website www.riotinto.com

CONTENTS	PAGE

Chairman’s letter	2
Chief executive’s report	3

Selected financial data	6
Risk factors and cautionary statement about forward looking statements	7

About Rio Tinto	9
Tables of production; reserves; resources	13
Map of Group operations	25
Information on Group mines	26
Information on Group smelters, refineries and processing plants	30

Financial review	32
Operational review:
Iron Ore	38
Energy	41
Industrial Minerals	43
Aluminium	45
Copper	47
Diamonds	51
Other operations	52
Exploration	53
Technology	54
Society and environment	55

Chairman and directors	58
Senior management	60
Directors’ report	61
Remuneration report	63
Corporate governance	71
Audit committee charter	76

Shareholder information	77
Dividends	77
Market listings and share prices	77
Taxation	79
Exchange controls	80
Dual listed companies structure	81
Supplementary information	82

Other disclosures	84

2004 Financial statements	85

Summary financial data and IFRS	142
Rio Tinto share ownership, definitions, exchange rates, financial calendar and useful addresses	145

Rio Tinto 2004 Annual report and financial statements	1

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CHAIRMAN’S LETTER

Chairman’s letter

Dear shareholder
The recovery in the global economy that gathered momentum in 2003 continued in 2004. As a result of strong demand across our portfolio of metals and minerals, accompanied by increased prices, we achieved a record financial performance.
An important factor has been the strength in metal and minerals demand in the US and Asia, where China has been prominent but markets in Japan and elsewhere have also recovered. Rio Tinto holds a long established position in these markets; 40 years in the case of Japan and 30 years in China. Our strong position today reflects these long term customer relationships.
     China’s rapid economic development has led to the adoption by the Government of measures to achieve more balanced growth in the economy. However, we continue to believe that China’s growth trend will remain well above the global average in the years ahead.
      In 2004, commodity prices were higher across the board and the US dollar was more stable against our main producing currencies than in 2003. Adjusted earnings* were a record US$2,221 million, US$839 million or 61 per cent above 2003 and exceeding the previous high of US$1,662 million achieved in 2001. Net earnings were US$2,813 million, or 204 US cents per share, including a US$592 million net gain on exceptional items.
     Total cash flow from operations including dividends from joint ventures and associates at US$4,449 million was also a record and 28 per cent higher than 2003. An active portfolio management programme, focused on the disposal of non core assets, generated an additional US$1.5 billion in cash. This has further strengthened our balance sheet, allowing us to undertake a major capital investment programme.
     While our record financial performance reflects the strong markets for our products, it also underlines the quality of our asset portfolio which has been developed over many years on the basis of a long term commitment to shareholder value.
     Investments over recent years have created a platform for earnings growth. This, coupled with a positive view of future growth prospects, has given the board confidence to increase our annual dividend to 77 US cents per share for 2004 an increase of 20 per cent from 2003. This also means that the 2005 interim dividend payable in September can be expected to be 38.5 US cents per share. We intend to maintain our progressive dividend policy from this higher baseline. The board has also decided the current strength of the Group’s cash flow means that in addition to comfortably funding the current and planned investments, capital can be returned to shareholders without reducing our flexibility to pursue other development opportunities. Subject to market conditions, Rio Tinto’s intention, therefore, is to return up to US$1.5 billion of capital to shareholders during the course of 2005 and 2006 through share buyback programmes.
A sustainable business also requires commitment to social and

*Adjusted earnings excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. A reconciliation to net earnings can be found on page 86.

environmental performance alongside delivery of consistently strong financial results. While much remains to be done in this area we are very encouraged by an increasingly productive dialogue with stakeholder organisations. Our sustainable development programmes are responding positively to a range of issues including biodiversity, climate change and HIV/AIDS. The Group’s social and environmental contribution helps to sustain our pipeline of project opportunities in many countries and has a business case which I believe is compelling.
     The year 2005 will see the tenth anniversary of the formation of Rio Tinto’s dual listed structure and unified management, which has fully met its objectives and continues to provide great strength to Rio Tinto’s operations and governance.
      It is with great sadness I report the sudden death on 27 January 2005 of Bob Adams, our executive director for planning and development. Bob was a major contributor to Rio Tinto’s growth over 35 years, having joined our planning department in 1970. He was a key figure in building Rio Tinto into a leading international mining group. He was respected and liked by all who knew him and his wise counsel and advice will be sorely missed.
     At our forthcoming annual meetings we shall see the retirement of Sir Richard Giordano, Leon Davis and John Morschel, all of whom have been outstanding contributors to the board and to our continuing success. I should particularly like to thank Dick and Leon as deputy chairmen for the support they have given me in my initial period as chairman. Their long experience of the Group has been invaluable in a transition period.
     We recently welcomed three new colleagues to the board. Richard Goodmanson, executive vice president and chief operating officer of DuPont, was appointed on 1 December 2004. Ashton Calvert, former secretary of the Department of Foreign Affairs and Trade of the Government of Australia, and Vivienne Cox, executive vice president of BP plc for Integrated Supply and Trading and also for Gas Power and Renewables, were both appointed on 1 February 2005. Each of them will add to the overall skill and experience of the Rio Tinto boards which is a vital underpinning of our high standard of corporate governance.
     Looking forward, we expect to see continuing underlying demand growth for metals and minerals despite some economic uncertainties in 2005. We are now beginning to see a supply response to higher prices but this will take some time to impact on the currently tight markets. While prices may ease from current levels in 2005 we expect they will generally remain above the long term trend. The future direction of the US dollar remains a significant uncertainty and, as was the case in 2003, could have a major impact on earnings.
     In 2004 I had the opportunity to visit many of our operating locations. I have been impressed not only with the scale and complexity of the operations themselves but the depth of management and skill with which they are operated. I would therefore like to acknowledge the hard work and dedication of the Group’s employees throughout the world in 2004. Their commitment to Rio Tinto’s core values underpins the strong results they continue to deliver for shareholders.

Paul Skinner Chairman

2	Rio Tinto 2004 Annual report and financial statements

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CHIEF EXECUTIVE’S REPORT

Chief executive’s report

We saw very strong demand across our product range in 2004. This momentum is expected to continue into 2005 though it may be affected by the uncertainties of the US economy and the rate of growth in China. Good market conditions enable us to increase focus on capital management. Our record cash flow gives us considerable options for further organic growth based on our large reserve and resource position.

Operating performance
 Product group earnings, excluding exceptional items, were a record US$2,544 million, compared with US$1,584 million in 2003.
     Higher metal and mineral prices and greater output from new projects were the main reasons for the strong result. Improved prices, mainly for copper, aluminium, iron ore and coal, combined with additional output from new or expanded projects such as Diavik in Canada (diamonds), Eastern Range, West Angelas and Hail Creek in Australia (iron ore and coking coal), and Escondida in Chile (copper).
     The depreciation of the US dollar against most major currencies had an effect on earnings, as did higher operating costs. While the mining industry benefits from higher prices received for the commodities we produce, as a business we also incur higher prices for consumables used in our operations.
     To address cost factors more rigorously, we are evolving our business processes to take advantage of Rio Tinto’s scale and to share leading practices around the Group as key levers to creating value. We have been successful in applying these principles in our information technology, procurement and shipping activities. We are working to extend greater capability and sharing of expertise to mining and processing operations, asset management and marketing, to maximise value on several fronts.
     In 2004 I announced a major reallocation of product group responsibilities. With the retirement of David Klingner as head of Exploration and Chris Renwick as chief executive, Iron Ore, Tom Albanese moved to Copper and Exploration, Sam Walsh to Iron Ore, Oscar Groeneveld to Aluminium, and Andrew Mackenzie was recruited to be chief executive Industrial Minerals. Preston Chiaro and Keith Johnson continue as chief executives of Energy and Diamonds respectively. Both David Klingner and Chris Renwick spent most of their working lives with Rio Tinto, each with 35 years’ service, making very valuable contributions in several areas of the business.

Strategy
Earlier this year the board discussed Rio Tinto’s strategic direction to provide a framework for our medium term decisions. The discussion reaffirmed our focus on mining operations to produce minerals and metals. Furthermore, we recognised that medium term growth will be biased towards growth from within – the development of brownfield and greenfield projects inherent in our existing assets.
     The Group has long maintained a commitment to exploration. I believe this is an increasingly important source of competitive advantage. The Group’s diversity and strength, particularly in Australia and North America, enable us to increase our involvement in less familiar territories of the world should opportunities present themselves.
     The centre of gravity of our operations has been firmly in the OECD countries where historically we have found the most opportunities. This need not always be the case. The generation of options globally is an important pathway to growth and we possess the technical, community and environmental management capabilities to do so. Also, a key building block will remain our ability to bring well thought out projects to fruition on time without compromising their performance.

“Our record cash flow
gives us considerable options
for further organic growth
based on our large reserve
and resource position”

Rio Tinto 2004 Annual report and financial statements	3

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CHIEF EXECUTIVE’S REPORT

Chief executive’s report continued

     A more competitive mining industry is developing and Rio Tinto needs to improve faster to keep ahead. Our fundamental strategy will not change as it has stood the test of time, but we contemplate some changes in emphasis. We will continue to focus on large, long life, low cost operations and run them efficiently. Our growth will largely come from our existing operations and reserves, supplemented by opportunistic mergers, acquisitions, structures and alliances, where these make sense.
     While historically the decentralised model of Rio Tinto has delivered enormous benefits, to keep improving we are putting greater emphasis on Rio Tinto’s global scale and specialist skills. We need to continue to improve how we operate, recognising that operational excellence and commercial acumen go hand in hand.

International reporting
Our financial statements for 2005 onwards will be prepared in accordance with International Financial Reporting Standards (IFRS). We welcome the adoption of a single accounting convention by so many countries around the world. The expected implications for Rio Tinto are set out on page 144. We will make available our 2004 financial results under IFRS in early May.
      Rio Tinto is a foreign issuer in the US and so we are obliged to comply with the Sarbanes-Oxley Act of 2002, in particular section 404. This means that our 2005 20-F report will include a statement on the effectiveness of internal financial controls which will be attested to and reported on by our auditors. We have put in place a comprehensive compliance programme. We have embarked on a major re-evaluation of our significant internal controls to ensure that they are fully documented. As a result, Rio Tinto is well positioned to be compliant by the end of 2005.

New projects
Over 2005 and 2006, we plan to spend up to US$6 billion on new projects. We have many potential investment options including opportunities in alumina, coal, iron ore, industrial minerals, diamonds and copper. Most of these relate to the large, long life assets we already own. We believe these provide our primary route to value growth and should represent the priority use of shareholders’ funds.
     We have recently completed three development projects. Currently we have ten under way, and three more were approved late in 2004. In addition, we have development studies progressing on 15 more projects. Our level of success reflects efforts we have made over a number of years and is a tangible result of our

Adjusted earnings US$m	Net earnings US$m

Net earnings in 2001, 2002, 2003 and 2004 include exceptional items.

commitment to exploration.
     Over the past year we have transferred five projects from exploration to the product groups where the necessary skills can be applied to take them through to the next level of evaluation. These projects – in copper, iron ore, nickel, gold and potash – emphasise the continuity of our growth potential for the medium term.
     With a strong market, the outlook for our iron ore businesses remains exciting. The expansion of capacity in Western Australia at a cost of US$1,300 million is the single largest project investment we have made in many years. The major elements of the programme are on track for completion by the end of 2005 with the result that Rio Tinto expects to have a managed capacity of over 170 million tonnes of iron ore per year.
     The expansion is part of a major capital expenditure programme in Western Australia that also includes the US$200 million HIsmelt® iron making plant that will be commissioned early in 2005 after more than 20 years of research and development. The Comalco Alumina Refinery in Australia was successfully commissioned in the fourth quarter of 2004 and made its first shipment to China ahead of schedule.
     The Hail Creek coking coal mine reached its capacity of 5.5 million tonnes per annum in 2004 well ahead of our original expectations. An expansion of capacity to eight million tonnes is already under way for completion by 2006. This is an excellent example of how our focus on assets with large reserves gives us options to expand in line with demand. It is a large, high quality resource with reserves of nearly 200 million tonnes. Hail Creek also illustrates the value of patience and thoroughness; it was under study on and off for 30 years.
     The success of the Diavik diamond project in Canada, where overall performance has comfortably exceeded expectations, prompted us to bring forward development of a second orebody to help sustain the advantages that have been created. Development will necessitate construction of a second dike. Mining of the second orebody is scheduled to begin in early 2008. A study is also under way into the viability of underground mining, including the construction of an exploration decline.
     During 2004, we continued to pursue opportunities for asset disposals in a patient and disciplined manner. We sold our shareholding in Freeport-McMoRan Copper & Gold, receiving net proceeds of US$882 million while retaining our joint venture interest in production from the Grasberg mine. We locked in further value with the sale of the Zinkgruvan zinc mine in Sweden, and our

Cash flow from operations US$m	Margins

Dividends from associates and joint ventures	(earnings before interest, tax and exceptional items to sales revenue)
Operating cash flow

4	Rio Tinto 2004 Annual report and financial statements

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CHIEF EXECUTIVE’S REPORT

interests in the Neves Corvo copper and tin mine in Portugal and the Morro do Ouro gold mine in Brazil. We restructured our interest in Rio Tinto Zimbabwe to focus on the Murowa diamond project in that country.

Safety, health, environment and communities
There was a marked improvement in our safety record in 2004 even though there is considerable work still to be done to reach Rio Tinto’s goal of zero injuries and illnesses.
      I am sorry to report that there was one fatal accident at a managed operation. While this compares with six deaths at operations in 2003, it remains wholly unacceptable that anyone should be fatally injured at work. There were also a number of near misses. We will redouble our efforts to increase visible leadership from all levels of management and emphasise the role of employees themselves in developing safe work habits. There were 371 lost time incidents during the year, a 21 per cent decrease from 2003. The lost time frequency rate was 0.65 compared with 0.82 in 2003.
      The 2004 winners of the Chief Executive’s Safety Award were Rio Tinto Brasil’s Morro do Ouro gold mine for the second consecutive year, Quebec Metal Powders in Canada, and Rio Tinto Exploration Australasia, which was commended for its performance in 2003. The awards improve recognition of good performance based on Rio Tinto's safety targets and programmes.
     We continued to improve our understanding of the environmental implications of our activities regarding biodiversity, climate change, water and energy use, waste disposal and use of our products. There was no change in the number of significant environmental incidents (16) compared to 2003. There was, however, a decrease, from eight to four, in the number of significant spills.
     At Energy Resources of Australia (ERA) environmental incidents occurred that were unacceptable and which marred an otherwise commendable performance. Numerous changes to systems have been made and increased resources applied so that such shortcomings are not repeated. Three subsequent Australian Government audits were satisfactorily completed.
     To improve consistency and to share good practices, we developed standards and guidance to help our businesses to work more closely with people neighbouring our operations. They aim to arrive at an understanding of what we can do for mutual benefit and then to secure implementation of agreed objectives. We support over 2,000 socio-economic programmes covering health care,

Product group earnings US$m	Net debt: total capital %

education, agriculture, and business development.
      We responded to the Asian tsunami disaster by committing A$1 million (about US$750,000) to the relief effort in countries where we are active. The funds will be donated through appropriate international agencies in Indonesia and India where we can leverage our local knowledge most effectively.

Outlook
The world economy is slowing to a more sustainable pace after growth accelerated sharply in 2004. If the slowdown is well managed, particularly in the US and China, which have been the key drivers for growth in recent years, it will be a welcome development for commodity markets. These are already severely stretched to meet demand. Developments in the foreign exchange markets remain a key economic uncertainty.
     Rio Tinto is benefiting from a very strong business environment as developing countries ramp up their demand for metals and minerals and mature economies enjoy relatively solid economic growth. While this outlook is encouraging for the short and medium term, there remain fundamental uncertainties on the world stage. Among them are the direction the US economy will take, the rate of growth in China and the sustainability of growth in Asia as a whole.
     Our record financial performance under strong market conditions in 2004 enabled us to focus on capital management to achieve a balance between future investment and rewards for shareholders. We have many options for investing in our future growth, with a strong suite of opportunities in the project pipeline. As always we will apply our rigorous capital appraisal processes.
      The world in which we operate is always changing and we are anticipating and reacting to those changes in order to remain successful. Barring the uncertainties I mentioned, the near term looks encouraging. Whatever the economic conditions, Rio Tinto has the assets and the people to maximise shareholder value in a sustainable way.
     In conclusion, I thank my management team and our valued employees all over the world for their continued support during 2004.

Leigh Clifford Chief executive

*Adjusted earnings excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. A reconciliation to net earnings can be found on page 86. 2004, 2003, 2002 and 2001 exclude exceptional items.

Note: Product group earnings are stated before exceptional items, net interest, exploration and evaluation costs and other central items. A reconciliation is shown on page 138.

Rio Tinto 2004 Annual report and financial statements	5

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SELECTED FINANCIAL DATA

Selected financial data for Rio Tinto Group for the period 2000 to 2004

Gross turnover
US$m

Earnings before interest,
taxes, depreciation
& amortisation
US$m

Cash flow from
operations
US$m

Dividends from associates and joint ventures Operating cash flow
Capital expenditure and
financial investment
US$m

Adjusted earnings
US$m

A reconciliation of
adjusted earnings with
net earnings is
included on page 86.
Net earnings
US$m

Net earnings in 2001,
2002, 2003 and 2004
include exceptional
items.
Adjusted earnings
per share
US cents

Net earnings per share
US cents

Dividends per share
US cents

UK pence

Australian cents

Shareholders’ funds
US$m

Total capital
US$m

Total capital is defined
as shareholders’ funds
plus net debt and
outside equity interests.
Net debt: total capital
%

6	Rio Tinto 2004 Annual report and financial statements

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RISK FACTORS AND CAUTIONARY STATEMENT

Risk factors and cautionary statement

RISK FACTORS
The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement below.

Economic conditions
Commodity prices, and demand for the Group’s products, are influenced strongly by world economic growth, particularly that in the US and Asia. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows. Further discussion can be found on page 11, Business environment and markets, and on page 35, commodity prices.

Exchange rates
The Group’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and areas of operation. The majority of the Group’s sales are denominated in US dollars. The Australian and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows. Further discussion can be found on page 34, exchange rates, reporting currencies and currency exposure.

Acquisitions
The Group has grown partly through the acquisition of other businesses. Business combinations commonly entail a number of risks and Rio Tinto cannot be sure that management will be able effectively to integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. There is no guarantee, however, that such expenditure will be recouped or that existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Increasing regulatory, environmental and social approvals are, however, required which can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect a project’s economics, the Group’s asset values, costs, earnings and cash flows.

Reserve estimation
There are numerous uncertainties inherent in estimating ore reserves. Reserves that are valid at the time of estimation may change significantly when new information becomes available. Fluctuations in the price of commodities, exchange rates, increased production costs or reduced recovery rates may render lower grade reserves uneconomic and may, ultimately, result in a restatement. A significant restatement could have a material and adverse impact on the Group’s asset values, costs, cash flows and earnings.

Political and community
The Group has operations in jurisdictions having varying degrees of political instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions. Any of these can have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it might have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations in the country.

Technology
The Group has invested in and implemented information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs and benefits from these initiatives and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

Land and resource tenure
 The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt relevant mining projects and/or impede the Group’s ability to develop new mining properties.

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including natural disasters, unexpected geological variations and industrial actions. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on key inputs, for example fuel and electricity. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows.

Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated and provided for based on the most current information available. Estimates may, however, be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect the Group’s asset values, earnings and cash flows.

Non managed operations
Rio Tinto cannot guarantee that management of mining and processing assets not subject to its management control will comply with the Group’s standards and objectives, nor that effective policies, procedures and controls will be maintained over those assets.

Rio Tinto 2004 Annual report and financial statements	7

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RISK FACTORS AND CAUTIONARY STATEMENT

Risk factors and cautionary statement continued

CAUTIONARY STATEMENT
ABOUT FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements. Examples of forward looking statements in this Annual report include those regarding estimated reserves, anticipated production or construction commencement dates, costs, outputs and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
      In light of these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

8	Rio Tinto 2004 Annual report and financial statements

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ABOUT RIO TINTO

About Rio Tinto

INTRODUCTION
Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
      “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, or “SA” has generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.
      Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the Rio Tinto Group’s consolidated financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements at the rates shown on page 149 and have been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records. Certain key information has been provided in all three currencies on page 142.
      Rio Tinto Group turnover, profit before tax and net earnings and operating assets for 2003 and 2004 attributable to the Group’s products and geographical areas are shown in notes 26 and 27 to the Financial statements on pages 111 to 115. In the Operational review, operating assets and turnover are consistent with the financial information by business unit on pages 138 and 139.
      The tables on pages 13 to 24 show production for 2002, 2003 and 2004 and include estimates of proven and probable reserves and mineral resources. The weights and measures used are mainly metric units; conversions into other units are shown on page 149. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are on pages 146 to 148.

AN OVERVIEW OF RIO TINTO
Rio Tinto is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (DLC) structure as a single economic entity. Nevertheless, both Companies remain legal entities with separate share listings and registers. Rio Tinto plc is incorporated in England and Wales and Rio Tinto Limited is incorporated in Australia.
      Rio Tinto’s international headquarters are in London whilst the Australian representative office in Melbourne provides support for the operations, undertakes external and investor relations and fulfils statutory obligations. For legal purposes, Rio Tinto’s US agent is Shannon Crompton, Secretary of Rio Tinto’s US holding companies, 8309 West 3595 South, Magna, Utah 84044. Investor relations in the US are provided by Makinson Cowell US Limited, One Penn Plaza, 250 W 34th St, Suite 1935, New York, NY 10119.
      Rio Tinto’s address and telephone details are shown on the inside back cover of this report.

Objective, strategy and management structure
Rio Tinto’s fundamental objective is to maximise the overall long term return to its shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Its strategy is to maximise the net present value per share by investing in large, long life, cost competitive mines. Investments are driven by the quality of opportunity, not choice of commodity.
      Rio Tinto’s mining interests are diverse both in geography and product. The Group consists of wholly and partly owned subsidiaries, joint ventures, associated companies and joint arrangements, the principal ones being listed in notes 31 to 34 of the Financial statements on pages 123 to 125.
      Rio Tinto’s management structure is designed to facilitate a clear focus on business performance and the Group’s objective. The management structure, which is reflected in this report, is based on principal product and global support groups:

•	Iron Ore
•	Energy
•	Industrial Minerals
•	Aluminium
•	Copper
•	Diamonds
•	Exploration, and
•	Technology.
The chief executive of each group reports to the chief executive of Rio Tinto.

2004 financial summary
On 31 December 2004, Rio Tinto plc had a market capitalisation of £16.4 billion (US$31.6 billion) and Rio Tinto Limited had a market capitalisation of A$19.5 billion (US$15.2 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2004 was US$41.1 billion.
      At 31 December 2004, Rio Tinto had consolidated operating assets of US$16.6 billion: 61 per cent were located in Australia and New Zealand and 27 per cent in North America. Group turnover, or sales revenue, in 2004 was US$14.1 billion (or US$11.3 billion excluding Rio Tinto’s share of joint ventures’ and associates’ turnover). Net earnings in 2004 were US$2,813 million.

History
The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905, initially to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
      The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation. CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company. Between 1962 and 1995, RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisition.
      RTZ and CRA were unified in December 1995 through a DLC structure. Directed by a common board of directors, this is designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
      In June 1997, The RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group. Since the 1995 merger, the Group has continued to invest in developments and acquisitions in keeping with its strategy.

RECENT DEVELOPMENTS
Share buybacks and issues 2004
In April 2004, Rio Tinto plc shareholders renewed approvals for the buyback of up to ten per cent of its own shares and Rio Tinto Limited shareholders renewed approvals to buy back up to 100 per cent of Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on market, up to ten per cent of the publicly held capital in any 12 month period.
      The Group announced on 3 February 2005, its intention to return US$1.5 billion of capital to shareholders, therefore, Rio Tinto plc and Rio Tinto Limited will seek renewal of their existing shareholder approvals at their respective annual general meetings in 2005. Both Companies will also seek shareholder approval for Rio Tinto Limited to make off market purchases of its shares within 12 months of the annual general meeting, within the overall limit of ten per cent of publicly held capital described above. This would be through a tender process at a discount to the market price. The shareholders’ approval being sought will also allow Rio Tinto Limited to buy back its shares from Tinto Holdings Australia, after such an off market tender (at the same price), to maintain the proportional holding of Tinto Holdings Australia following

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ABOUT RIO TINTO

About Rio Tinto continued

the off market buyback. The number of shares, if any, which may eventually be bought back under these authorities will be determined by the directors, based on what they consider to be in the best interests of all shareholders.
      In the year to 31 December 2004, neither Rio Tinto plc nor Rio Tinto Limited purchased any publicly held shares for cancellation in either Company. However, a further 1,346,874 Rio Tinto plc and 280,332 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans. During the year, options for a further 1,541,367 Rio Tinto plc and 1,339,834 Rio Tinto Limited shares were granted under Rio Tinto’s share plans.

Share buybacks and issues 2002-2003
In 2002, 887,000 Rio Tinto plc and 360,000 Rio Tinto Limited shares were issued under the Companies’ employee share plans and options were granted over 2.6 million Rio Tinto plc shares and 2.2 million Rio Tinto Limited shares.
      In 2003, 1,193,000 Rio Tinto plc and 240,000 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans. During 2003, options were granted over 2.7 million Rio Tinto plc and 1.6 million Rio Tinto Limited shares in respect of the Companies’ employee share plans.
      In the years 2002 and 2003, neither Rio Tinto plc nor Rio Tinto Limited purchased any publicly held shares for cancellation in either Company.

Operations acquired and divested 2004
In January 2004, Rio Tinto completed the sale of its 100 per cent interest in the nickel mining company Mineração Serra da Fortaleza Ltda to Votorantim Metais, a Brazilian controlled mining company. Including an adjustment for future nickel prices, the total cash consideration was approximately US$80 million.
      A 20 per cent interest in the Sepon project in Laos, comprising a gold operation and the Khanong copper project, was sold to Oxiana Limited for a cash consideration of US$85 million.
      In March, Rio Tinto completed the sale of its shareholding in Freeport-McMoRan Copper & Gold Inc (FCX). Rio Tinto received net proceeds of US$882 million for its 23,931,100 FCX shares. Rio Tinto retains its 40 per cent joint venture interest in reserves discovered after 1994 at the Grasberg mine which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture nor the management of the Grasberg mine.
      In June, Rio Tinto completed the sale of its 100 per cent interest in Zinkgruvan Mining AB to South Atlantic Ventures. Zinkgruvan was acquired in 2000 as part of North. Rio Tinto received US$101 million in cash plus US$5 million for working capital, and can earn a further US$5 million over the next two years in price participation payments based on zinc, lead and silver prices. Also in June, Rio Tinto’s interest in the Boké bauxite deposit in west Africa was divested for US$12 million.
      Rio Tinto and Empresa de Desenvolvimento Mineiro completed the sale of their interests in the Neves Corvo copper mine in Portugal to EuroZinc for a cash consideration and a participation in the average copper price in excess of certain thresholds. Rio Tinto’s share of the consideration for its 49 per cent share of the mine was US$70 million. The remaining price participation rights relating to copper production from Neves Corvo, which was sold in the first half of the year, were themselves sold for US$22 million.
      The directors of Rio Tinto Zimbabwe (RioZim) agreed to a restructuring of Rio Tinto’s 56 per cent shareholding in RioZim. The Murowa diamond project in Zimbabwe had been a 50:50 joint venture between Rio Tinto and RioZim. As a result of the restructuring, Rio Tinto owns a direct 78 per cent interest in Murowa and RioZim became an independent Zimbabwean controlled, listed company owning the remaining 22 per cent of Murowa. Rio Tinto ceased to be an ordinary shareholder in RioZim but retains a reduced cash participation in RioZim’s assets other than the Murowa diamond project for a period of ten years. The transaction had no material effect on Rio Tinto.

      The sale of the Group’s 51 per cent interest in Rio Paracatu Mineração, the owner of the Morro do Ouro mine in Brazil, was completed on 31 December 2004 for US$250 million, subject to an adjustment for working capital.
      The sale to Nippon Steel of an eight per cent interest in the Hail Creek Joint Venture, and the increase in the combined share of the original participants, Marubeni Coal and Sumisho Coal Development, by two per cent was completed in the fourth quarter. Rio Tinto will receive about US$150 million for the sale of these interests in the Hail Creek Joint Venture together with the sale of a 47 per cent interest in the Beasley River iron ore deposit to its joint venture partners in Robe River, which includes Nippon Steel.
      Kennecott Energy successfully bid for an additional 177 million tonnes of in-situ coal reserves at West Antelope at a cost of US$146 million.

Operations acquired and divested 2002-2003
In January 2002, Kennecott Energy (KEC) purchased the North Jacobs Ranch coal reserves for US$380 million, payable in instalments over a five year period. The reserves are adjacent to KEC’s existing Jacobs Ranch operation and provide a basis for low cost expansion in line with market demand.
      Following the purchase of outstanding units in the Western Australian Diamond Trust, Rio Tinto’s interest in Argyle Diamonds increased from 99.8 per cent to 100 per cent.
      In August 2002, Comalco completed the acquisition of an additional 9.5 per cent interest in reduction lines 1 and 2 of the Boyne Island Smelter for US$80 million. This increased Comalco’s share in lines 1 and 2 of the smelter to 59.5 per cent from 50 per cent. Comalco’s interest in line 3 remains unchanged at 59.25 per cent.
      During the first half of 2002, Coal & Allied Industries completed the sale of its interest in the Moura Joint Venture for US$166 million and in Narama and Ravensworth for US$64 million. These were classified as assets held for resale and consequently their disposal had no effect on net earnings. In September, Rio Tinto acquired for cash in the market a further three per cent in Coal & Allied to bring its shareholding to 75.7 per cent.
      As a result of a refinancing in December 2002, in which the Labrador Iron Ore Royalty Income Fund (LIORF) chose not to participate, Rio Tinto’s interest in Iron Ore Company of Canada increased from 56.1 to 58.7 per cent.
      The sale of Rio Tinto’s 25 per cent interest in Minera Alumbrera Limited in Argentina, acquired as part of North, together with its wholly owned Peak gold mine in New South Wales, Australia, was completed in March 2003. The cash consideration was US$210 million.
      Rio Tinto Zimbabwe sold the Patchway gold mine in 2003.
      The Framework Agreement signed with the Government of Indonesia in 2002 for divestment of 51 per cent of Kaltim Prima Coal (KPC) to Indonesian interests lapsed in 2003 when no assignment of KPC’s offer was made or accepted within the required timeframe.
      On 21 July 2003 Rio Tinto and BP announced that they had agreed to sell their interests in KPC for a cash price of US$500 million, including assumed debt, to PT Bumi Resources, a public company listed on the Jakarta and Surabaya Stock Exchanges. The sale was completed on 10 October and each company received 50 per cent of the net proceeds.

Development projects 2004
Rio Tinto invested over US$2.2 billion in 2004 on development projects around the world.
      In December 2003, Hamersley Iron announced the US$920 million expansion of its port and mine capacity, with further expenditure on the rail network and power infrastructure being evaluated. The partners in the Robe River Joint Venture approved US$214 million (Rio Tinto share US$113 million) to dual track a significant part of the Hamersley Iron rail line. Hamersley Iron will spend a further US$46 million to upgrade power infrastructure in the Pilbara. The port and mine expansions are on track for completion by the end of 2005.

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ABOUT RIO TINTO

      In January 2004, Rio Tinto approved the expansion of QIT-Fer et Titane Inc’s upgraded slag (UGS) plant in Quebec, Canada. Total investment will be US$76 million and capacity will be increased from 250,000 tonnes per year to 325,000 tonnes per year in 2005.
      The owners of the Escondida copper mine in Chile approved expenditure of US$870 million (Rio Tinto share US$270 million) on a sulphide leach project to produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode per annum for more than 25 years starting in the second half of 2006.
      Construction of the US$100 million second block cave at the underground Northparkes copper and gold mine in New South Wales, Australia was completed and production commenced in 2004.
      Development of the 54 per cent owned Eastern Range iron ore mine in Australia with a capacity of ten million tonnes per year was completed. First shipments started in the first half of 2004.
      Expansion of the Weipa bauxite mine in Queensland, Australia, was completed, resulting in an increase in production capacity to 16.5 million tonnes per annum. This supports the requirements of the new Comalco Alumina Refinery. A key component of the US$150 million expenditure is a 9.5 million tonne beneficiation plant for ore from the Andoom deposit. In 2005, a new US$42 million power station will be constructed to service the Weipa mining operations and surrounding communities.
      Construction of the first stage of Comalco’s new alumina refinery at Gladstone, Queensland commenced in January 2002 and was completed in late 2004, three months early and in line with its budget of US$750 million. Initial shipments from the 1.4 million tonnes per year plant started in early 2005. There is potential for the refinery capacity to increase to over four million tonnes per year in two additional stages when market conditions allow.
      Construction began in January 2003 on an expanded US$200 million HIsmelt® plant at Kwinana in Western Australia. Cold commissioning commenced in late 2004. First hot metal is expected to be produced in the second quarter of 2005 with the full production rate of 800,000 tonnes per year expected in the fourth quarter of 2006.
      Approval was given in 2004 for expansion of the Hail Creek coal mine in Australia to eight million tonnes per year at a cost of US$157 million. At the Diavik diamond mine in Canada construction begins in 2005 of a second dike at a cost of US$190 million to enable mining of a third orebody. Also approved was an optimisation study costing US$75 million including construction of an exploration decline to investigate underground mining.
      Kennecott Land’s Project Daybreak in Utah, US, a mixed use land development on a 1,800 hectare site, started in 2003, with the first land sales in 2004 that will ramp up over a period of five to six years.
      Further detail on these investments and projects is provided in the Operational review on pages 38 to 57.
      Development projects have been funded using internally generated funds and proceeds of asset disposals.

Development projects 2002-2003
Work on the Robe River Joint Venture’s US$450 million West Angelas iron ore mine and port facilities in Western Australia was completed in mid-2002 and the first shipments were made.
      Freeport Indonesia’s Deep Ore Zone (DOZ) underground block cave project was declared fully operational from 1 October 2002. This achieved design capacity of 25,000 tonnes of ore per day in 2002, a year earlier than originally projected. In the first quarter of 2003, Freeport Indonesia completed a further DOZ expansion to 35,000 tonnes per day at a cost of US$34 million.
      The Diavik diamond project in the Northwest Territories, Canada was completed in January 2003 three months early and within budget. Initial production commenced from the contact zone above the orebody with the main orebody accessed during the second half of 2003.
      Production ramp up at Palabora’s US$465 million underground copper mine in South Africa started in 2003 but was constrained by an inability to clear drawpoints blocked by poorly fragmented, large rocks.
      Development of the Escondida Norte satellite deposit at the 30 per cent owned Escondida copper mine in Chile was started in June 2003 to provide mill feed to keep Escondida’s capacity above 1.2 million tonnes of copper per year to the end of 2008. First production is expected by the end of 2005. Commissioning of the new US$1,045 million, 110,000 tonnes of ore per day Laguna Seca concentrator was completed in the second quarter of 2003.
      In 2003, Rio Tinto Coal Australia completed development of the US$255 million Hail Creek coking coal project in Queensland, Australia with an initial capacity of 5.5 million tonnes annually.

BUSINESS ENVIRONMENT AND MARKETS
Competitive environment
Rio Tinto is a major producer in all the metals and minerals markets in which it operates. It is generally among the top five global producers by volume. It has market shares for different commodities ranging from five per cent to 40 per cent. The competitive arena is spread across the globe, including eastern Europe, Russia and China.
      Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodity segments. Metal and mineral markets are highly competitive with few barriers to entry. They can be subject to price declines in real terms reflecting large productivity gains, increasing technical sophistication, better management, and advances in information technology.
      High quality, long life mineral resources, the basis of good financial returns, are relatively scarce. Rio Tinto’s ownership of or interest in some of the world’s largest deposits enables it to contribute to long term market growth. World production volumes are likely to grow at least in line with global economic activity. The emergence of China and eventually India as economic forces requiring metals and minerals for development could mean even higher market growth.

Economic overview
World economic activity in 2004 grew at the fastest rate since the 1970s, rising to over five per cent from three per cent the year before on a purchasing power parity basis. Trade growth accelerated even faster, to more than eight per cent in real terms, nearly double the rate seen in 2003.
      The increase in economic activity was widely based, led by the US and China which grew by 4.3 per cent and nine per cent respectively. Japan benefited from strong exports, which stimulated growth of four per cent. Growth elsewhere in Asia was also stimulated by exports. Latin America grew by five per cent, driven by the boom in demand for metals, oil and some agricultural products. European activity lagged, but higher exports enabled growth to rise to over two per cent.
      Inflation remained low by historical standards in spite of the large rise in prices of oil and other commodities. This reflected fierce competition in the manufacturing sector and generally weak labour markets.
      The US benefited from very low real interest rates and a loose fiscal policy in the run up to the presidential election. The twin deficits of government finance and trade increased rapidly. The fact that US growth was based on borrowing was underscored by the decline in the value of the US dollar, which fell eight per cent in trade weighted terms, following an 11 per cent fall in 2003. Some currencies are pegged to the US dollar, notably the Chinese renimbi, and the fall against freely traded currencies such as the euro and the Australian dollar was considerably greater.
      The other pillar of global growth was China, with GDP rising by nine per cent. This was driven by investment in fixed assets, which rose by more than 25 per cent for the second successive year, and industrial output, which grew more than 16 per cent, also for the second year running.
      Growth was strongest in the first half and then slowed. This was most notable in Europe and Japan as their currencies strengthened against the US dollar. The picture in China was less clear. Growth there seems to have slowed from the earlier breakneck pace as the government signalled before the middle of the year that it wanted to reduce growth in investment in fixed assets and introduced curbs. Trade with China in many commodities eased considerably in the second half,

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but other factors including port congestion also contributed.
      Commodity markets had already started to improve in 2003, but the acceleration in economic activity and trade in 2004 tipped many of them into a zone of extreme tightness. Prices soared, aided by a declining US dollar. Fund activity fluctuated through the year, but provided strong support for prices overall. Demand for many products grew considerably faster than the world economy. Chinese growth continued to be very commodity intensive, and there was some rebuilding of stocks in the supply chain. Global steel production grew nine per cent, the fastest since 1973.
      Copper benefited more than most non ferrous metals from the acceleration in growth, as it was already in deficit and refined output was held back by a series of disruptions to mine output and by smelter capacity. Demand grew by seven per cent, the deficit in refined copper rose sharply and exchange stocks fell below the levels seen in the mid 1990s. Fund buying intensified pricing in a very tight physical market. The average cash LME price rose to US$1.30 per pound from 80 US cents per pound the year before, only just short of the highest ever price in nominal terms (not adjusted for inflation). In contrast, the copper concentrates market, which had been tight for several years, was well supplied in the second half.
      The seaborne iron ore trade continued to grow strongly with China’s iron ore imports nearly 40 per cent above their 2003 level. Price increases of nearly 20 per cent early in the year underlined the tightness of the market. The rapid growth in demand for iron ore caused a shortage of shipping capacity leading to the highest freight rates ever recorded.
      Prices for seaborne thermal coal rose by over 60 per cent. Even a rise of this magnitude, however, did not dampen the market and spot prices remained above the contract settlement price throughout the year. World seaborne thermal coal trade is estimated to have grown by about six per cent during 2004. Coking coal prices rose by less than those of thermal coal but significant increases in demand in Asia meant that some spot cargos were trading at very high prices.
      The North American aluminium market improved significantly in 2004 with demand growth of around ten per cent. Combined with demand in China, the primary aluminium market moved into deficit for the first time since 2000. The annual average price of aluminium increased accordingly to 78 US cents per pound in 2004 from 65 US cents the previous year. However, the rise was not as strong as for copper because stocks were higher. The spot price for alumina remained very high by historical standards throughout 2004 reflecting general market tightness and strong demand from Chinese aluminium smelters.
      The economic recovery in developed countries, the US in particular, benefited the demand for industrial minerals such as borates and titanium minerals. Demand growth for these products, however, generally continued to fall short of that achieved by metal markets. This was partly due to a lower exposure to the present stage of Chinese growth.
      Gold averaged US$409 per ounce, a 16 year nominal high, almost entirely driven by the falling US dollar. Many less widely traded metals also benefited from much higher prices, notably molybdenum, which averaged US$14 per pound for trader oxide, a 25 year nominal high, and silver, which averaged US$6.70 per ounce, up 40 per cent year on year.
     A discussion of the financial results for the two years to 31 December 2004 is given in the Financial review on pages 32 to 37. Comments on the financial performance of the individual product groups for the three years to 31 December 2004 are included in the Operational review on pages 38 to 57. Details of production, reserves and resources, and information on Group mines are given on pages 13 to 24 and 26 to 31, respectively. Analyses of Rio Tinto’s revenues by product group, geographical origin and geographical destination have been set out in notes 26 to 27 to the Financial statements on pages 111 to 115.

Marketing channels
Each business within each product group is responsible for the marketing and sale of their respective metal and mineral production.

Consequently, Rio Tinto has numerous marketing channels, which now include electronic marketplaces, with differing characteristics and pricing mechanisms.
      In general, Rio Tinto’s businesses contract their metal and mineral production direct to end users under long term supply contracts and at prevailing market prices. Typically, these contracts specify annual volume commitments and an agreed mechanism for determining prices, for example, businesses producing non ferrous metals and minerals reference their sales prices to the London Metal Exchange (LME) or other metal exchanges such as the Commodity Exchange Inc (Comex) in New York. Fluctuations in these prices, particularly for aluminium, copper and gold, inevitably affect the Group’s financial results.
      Businesses producing coal and iron ore would typically reference their sales prices to annually negotiated industry benchmarks. In markets where international reference market prices do not exist or are not transparent, businesses negotiate product prices on an individual customer basis.
      Rio Tinto’s marketing channels include a network of regional sales offices worldwide. Some products in certain geographical markets are sold via third party agents or to major trading companies.

Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
      Rio Tinto’s businesses in Australia, New Zealand, Papua New Guinea and Indonesia are subject to state and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, workplace health and safety, trade and export, corporations, competition, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operation in the Northern Territory, Australia is subject to specific regulation in relation to its mining and export of uranium.
      US and Canada based operations are subject to local and national regulations governing land use, environmental aspects of operations, product and workplace health and safety and trade and export administration.
      The South African Mineral and Petroleum Resources Development Act 2002, as read with the Empowerment Charter for the South African Mining Industry, targets the transfer for fair value of 26 per cent ownership of South African mining assets to historically disadvantaged South Africans (HDSAs) within ten years. Attached to the Empowerment Charter is a “scorecard” by which companies will be judged on their progress towards empowerment and the attainment of the target transfer of 26 per cent ownership. The scorecard also provides that 15 per cent ownership should vest in HDSAs within five years of 1 May 2004. The Mineral and Petroleum Royalty Act, proposed for approval in 2005, will govern state royalties and introduce new royalty payments in respect of mining tenements in South Africa. The royalty will be calculated on a gross sales value basis in relation to any minerals extracted, rather than on the basis of profits generated. The South African government has confirmed that any such royalties would become payable only from 2009.

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METALS AND MINERALS PRODUCTION

Metals and minerals production

		2002		2003		2004
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

ALUMINA (’000 tonnes)
Comalco Alumina Refinery (Australia) (c)	100.0	–	–	–	–	175	175
Eurallumina (Italy)	56.2	1,010	567	1,021	573	1,064	597
Queensland Alumina (Australia)	38.6	3,574	1,380	3,731	1,440	3,778	1,459

Rio Tinto total			1,947		2,014		2,231

ALUMINIUM (refined) (’000 tonnes)
Anglesey (UK)	51.0	136.8	69.8	141.9	72.4	144.8	73.8
Bell Bay (Australia)	100.0	163.9	163.9	166.6	166.6	162.0	162.0
Boyne Island (Australia) (d)	59.4	520.2	294.6	520.9	311.1	540.5	321.2
Tiwai Point (New Zealand)	79.4	333.9	265.9	334.4	266.5	350.3	279.5

Rio Tinto total			794.1		816.6		836.5

BAUXITE (’000 tonnes)
Boké (Guinea) (e)	–	12,041	482	12,060	418	5,773	179
Weipa (Australia)	100.0	11,241	11,241	11,898	11,898	12,649	12,649

Rio Tinto total			11,724		12,316		12,828

BORATES (’000 tonnes) (f)
Boron mine (US)	100.0	514	514	541	541	543	543
Borax Argentina (Argentina)	100.0	15	15	17	17	22	22

Rio Tinto total			528		559		565

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia (g)
Hail Creek Coal (Australia) (h)	82.0	–	–	883	812	5,104	4,633
Kestrel Coal (Australia)	80.0	2,406	1,925	1,873	1,499	2,659	2,127

Rio Tinto total hard coking coal			1,925		2,311		6,760

COAL – OTHER* (’000 tonnes)
Coal & Allied Industries (i)
Bengalla (Australia)	30.3	5,385	1,587	6,203	1,879	5,312	1,609
Hunter Valley Operations (Australia)	75.7	12,625	9,287	12,008	9,091	13,269	10,046
Mount Thorley Operations (Australia)	60.6	4,292	2,524	3,153	1,910	3,548	2,149
Moura (Australia) (j)	–	2,399	959	–	–	–	–
Narama (Australia) (j)	–	370	135	–	–	–	–
Ravensworth East (Australia) (j)	–	387	281	–	–	–	–
Warkworth (Australia)	42.1	6,882	2,817	5,868	2,469	6,954	2,926

Total Coal & Allied Industries other coal			17,590		15,348		16,729

Rio Tinto Coal Australia (g)
Blair Athol (Australia)	71.2	11,809	8,412	12,480	8,890	12,229	8,712
Kestrel Coal (Australia)	80.0	1,685	1,348	1,449	1,159	623	499
Tarong Coal (Australia)	100.0	5,685	5,685	6,538	6,538	7,004	7,004

Total Rio Tinto Coal Australia other coal			15,445		16,587		16,214

Total Australian other coal			33,035		31,935		32,943

Kaltim Prima Coal (Indonesia) (k)	–	17,740	8,870	12,655	6,327	–	–

Kennecott Energy
Antelope (US)	100.0	24,319	24,319	26,806	26,806	26,928	26,928
Colowyo (US)	(l)	4,889	4,889	4,535	4,535	5,788	5,788
Cordero Rojo (US)	100.0	34,724	34,724	32,671	32,671	35,233	35,233
Decker (US)	50.0	9,021	4,511	7,358	3,679	7,831	3,916
Jacobs Ranch (US)	100.0	28,784	28,784	32,418	32,418	34,979	34,979
Spring Creek (US)	100.0	8,093	8,093	8,069	8,069	10,892	10,892

Total US coal			105,320		108,177		117,734

Rio Tinto total other coal			147,225		146,439		150,677

* Coal – other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See notes on page 16

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METALS AND MINERALS PRODUCTION

Metals and minerals production continued

		2002)		2003)		2004)
		Production (a		Production (a		Production (a

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COPPER (mined) (’000 tonnes)
Alumbrera (Argentina) (m)	–	203.7	50.9	34.9	8.7	–	–
Bingham Canyon (US)	100.0	260.2	260.2	281.8	281.8	263.7	263.7
Escondida (Chile)	30.0	754.5	226.3	992.7	297.8	1,207.1	362.1
Grasberg – FCX (Indonesia) (n)	–	494.4	107.5	444.1	84.5	396.4	5.5
Grasberg – Joint Venture (Indonesia) (n)	40.0	370.0	148.0	271.7	108.7	120.0	48.0
Neves Corvo (Portugal) (o)	–	77.2	37.8	77.5	38.0	46.9	23.0
Northparkes (Australia)	80.0	38.4	30.7	27.1	21.7	30.0	24.0
Palabora (South Africa)	49.2	52.2	25.7	52.4	25.8	54.4	26.8

Rio Tinto total			887.1		867.0		753.1

COPPER (refined) (’000 tonnes)
Atlantic Copper (Spain) (n)	–	250.5	41.5	247.1	38.1	58.4	7.0
Escondida (Chile)	30.0	138.7	41.6	147.6	44.3	152.1	45.6
Kennecott Utah Copper (US)	–	293.7	293.7	230.6	230.6	246.7	246.7
Palabora (South Africa)	49.2	81.6	40.2	73.4	36.1	67.5	33.2

Rio Tinto total			416.9		349.1		332.6

DIAMONDS (’000 carats)
Argyle (Australia) (p)	100.0	33,519	33,503	30,910	30,910	20,620	20,620
Diavik (Canada)	60.0	–	–	3,833	2,300	7,575	4,545
Merlin (Australia)	–	117	117	62	62	–	–
Murowa (Zimbabwe) (q)	77.8	–	–	–	–	47	36

Rio Tinto total			33,620		33,272		25,202

GOLD (mined) (’000 ounces)
Alumbrera (Argentina) (m)	–	754	188	124	31	–	–
Barneys Canyon (US)	100.0	75	75	35	35	22	22
Bingham Canyon (US)	100.0	412	412	305	305	308	308
Cortez/Pipeline (US)	40.0	1,082	433	1,085	434	1,051	421
Escondida (Chile)	30.0	126	38	184	55	217	65
Grasberg – FCX (Indonesia) (n)	–	1,375	355	1,456	354	1,377	14
Grasberg – Joint Venture (Indonesia) (n)	40.0	1,655	662	1,806	722	207	83
Greens Creek (US)	70.3	103	72	99	70	86	61
Kelian (Indonesia)	90.0	539	485	469	422	328	295
Lihir (Papua New Guinea) (r)	14.5	607	99	551	88	599	87
Morro do Ouro (Brazil) (s)	–	225	115	201	103	188	96
Northparkes (Australia)	80.0	41	33	49	39	79	63
Peak (Australia) (m)	–	97	97	20	20	–	–
Rawhide (US)	51.0	82	42	64	32	50	25
Rio Tinto Zimbabwe (Zimbabwe) (t)	–	38	21	25	14	11	6
Others	–	17	8	14	7	13	7

Rio Tinto total			3,135		2,731		1,552

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	488	488	308	308	300	300

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	10,594	6,356	10,347	6,208	9,759	5,855
Corumbá (Brazil)	100.0	858	858	1,074	1,074	1,301	1,301
Eastern Range (Australia)	(u)	–	–	–	–	2,970	2,970
Hamersley Iron (Australia)	100.0	57,563	57,563	63,056	63,056	65,407	65,407
Iron Ore Company of Canada (Canada) (v)	58.7	12,758	7,168	14,225	8,353	11,139	6,541
Robe River (Australia)	53.0	35,860	19,006	45,136	23,922	48,459	25,684

Rio Tinto total			90,951		102,613		107,757

See notes on page 16

14	Rio Tinto 2004 Annual report and financial statements

Back to Contents

METALS AND MINERALS PRODUCTION

		2002)		2003)		2004)
		Production (a		Production (a		Production (a

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

LEAD (’000 tonnes)
Greens Creek (US)	70.3	22.3	15.7	22.5	15.8	19.8	13.9
Zinkgruvan (Sweden) (w)	–	24.7	24.7	31.8	31.8	11.2	11.2

Rio Tinto total			40.4		47.6		25.1

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	6.1	6.1	4.6	4.6	6.8	6.8

NICKEL (mined) (’000 tonnes)
Fortaleza (Brazil) (x)	–	6.3	6.3	6.0	6.0	–	–

NICKEL (refined) (’000 tonnes)
Empress (Zimbabwe) (t)	–	6.4	3.6	6.2	3.5	2.9	1.6

SALT (’000 tonnes)
Dampier Salt (Australia)	64.9	7,186	4,667	7,135	4,633	7,380	4,792

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	3,663	3,663	3,548	3,548	3,584	3,584
Escondida (Chile)	30.0	2,981	894	4,728	1,418	5,747	1,724
Grasberg – FCX (Indonesia) (n)	–	3,795	804	3,659	745	3,077	79
Grasberg – Joint Venture (Indonesia) (n)	40.0	2,607	1,043	2,815	1,126	1,961	784
Greens Creek (US)	70.3	10,912	7,668	11,707	8,226	9,707	6,821
Zinkgruvan (Sweden) (w)	–	1,554	1,554	1,841	1,841	651	651
Others	–	3,231	1,582	2,511	1,407	2,025	1,187

Rio Tinto total			17,207		18,311		14,830

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	4,037	4,037	2,963	2,963	3,344	3,344

TALC (’000 tonnes)
Luzenac Group (Australia/Europe/N. America) (y)	99.9	1,328	1,327	1,358	1,357	1,444	1,443

TIN (tonnes)
Neves Corvo (Portugal) (o)	–	345	169	203	100	120	59

TITANIUM DIOXIDE FEEDSTOCK (‘000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (z)	100.0	1,274	1,274	1,192	1,192	1,192	1,192

URANIUM (tonnes U3O8)
Energy Resources of Australia (Australia)	68.4	4,486	3,068	5,134	3,512	5,143	3,517
Rössing (Namibia)	68.6	2,751	1,887	2,401	1,647	3,582	2,457

Rio Tinto total			4,955		5,158		5,974

ZINC (mined) (’000 tonnes)
Greens Creek (US)	70.3	66.5	46.7	69.1	48.5	62.7	44.1
Zinkgruvan (Sweden) (w)	–	48.0	48.0	64.5	64.5	29.7	29.7

Rio Tinto total			94.7		113.0		73.8

See notes on page 16.

Rio Tinto 2004 Annual report and financial statements	15

Back to Contents

METALS AND MINERALS PRODUCTION

Metals and minerals production continued

Production data notes
(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2004 and has applied over the period 2002 – 2004 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

Rio Tinto share %
Operation	See Note	2002	2003	2004

Atlantic Copper	(n)	16.5	15.4	12.0
Argyle	(p)	99.9	100.0	100.0
Bengalla	(i)	29.4	30.3	30.3
Boyne Island	(d)	56.6	59.4	59.4
Grasberg	(n)	15.0	13.9	10.8
Hail Creek	(h)	–	92.0	90.8
Hunter Valley Operations	(i)	73.6	75.7	75.7
Iron Ore Company of Canada	(v)	56.2	58.7	58.7
Lihir	(r)	16.3	16.0	14.5
Mount Thorley Operations	(i)	58.9	60.6	60.6
Moura	(i) (j)	40.0	–	–
Narama	(i) (j)	36.4	–	–
Ravensworth East	(i) (j)	72.7	–	–
Warkworth	(i)	41.2	42.1	42.1

(c)	Comalco Alumina Refinery started production in October 2004.
(d)	Rio Tinto acquired an approximately five per cent additional interest in production from the Boyne Island smelter with effect from August 2002.
(e)	Rio Tinto completed the sale of its four per cent interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(f)	Borate quantities are expressed as B2O3.
(g)	Rio Tinto Coal Australia was previously known as Pacific Coal.
(h)	Hail Creek commenced production in the third quarter of 2003. Rio Tinto reduced its shareholding in Hail Creek from 92.0 per cent to 82.0 per cent on 15 November 2004.
(i)	Rio Tinto increased its stake in Coal & Allied Industries from 72.7 per cent to 75.7 per cent during September 2002.
(j)	On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(k)	Rio Tinto had a 50 per cent share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5 per cent share of Kaltim Prima’s production. Rio Tinto’s share of production shown is before deduction of the Government share.

Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.
(l)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(m)	Rio Tinto completed the sale of its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak gold mine on 17 March 2003. Production data are shown up to the date of sale.
(n)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(o)	Rio Tinto completed the sale of its 49 per cent interest in Somincor on18 June 2004. Production data are shown up to the date of sale.
(p)	Rio Tinto’s interest in Argyle Diamonds increased from 99.8 per cent to 100 per cent on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(q)	Ore mining and processing at Murowa commenced during the third quarter of 2004.
(r)	Following a placement of shares on 13 November 2003, Rio Tinto’s interest in Lihir moved from 16.3 per cent to 14.5 per cent.
(s)	Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.
(t)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(u)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(v)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1 per cent to 58.7 per cent on 20 December 2002.
(w)	Rio Tinto completed the sale of its 100 per cent interest in theZinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.
(x)	Rio Tinto completed the sale of its 100 per cent interest in the Fortaleza nickel mine on 16 January 2004. This was effective from 1 January 2004.
(y)	Talc production includes some products derived from purchased ores.
(z)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.

16	Rio Tinto 2004 Annual report and financial statements

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ORE RESERVES

Ore reserves

Ore reserves and Mineral resources in this report (for Rio Tinto managed operations) are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code) as required by the Australian Stock Exchange (ASX). Codes or guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, US, UK, Ireland and Europe and together these represent current best practice for reporting ore reserves and mineral resources.
      The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. However, for US reporting, the US Securities and Exchange Commission require historical price data to be used. For this reason, some reserves reported to the SEC will differ from those reported below.
      Ore reserve and mineral resource information in the tables below is based on information compiled by Competent Persons (as defined by

JORC), or ‘recognised overseas mining professionals’ as defined by the ASX, most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years’ relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the Company Secretaries in London and Melbourne and is available on request.
      The ore reserve figures in the following tables are as at 31 December 2004. Summary data for year end 2003 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of		Proved ore reserves			Probable ore reserves		Total ore reserves 2004 compared with 2003						Rio Tinto share
	mine		at end 2004			at end 2004
	(a)
				Tonnage	Grade	Tonnage	Grade		Tonnage			Grade		Interest	Recoverable

								2004	2003	2004		2003		%	mineral

				millions		millions		millions	millions						millions
BAUXITE (b)				of tonnes	%Al2O3	of tonnes	%Al2O3	of tonnes	of tonnes	%Al2O3		%Al2O3			of tonnes
Reserves at operating mine
Weipa (Australia)	O/P			141	54.3	1,005	53.6	1,146	1,212	53.7		52.7		100.0	1,146

															Marketable
															product

				millions		millions		millions	millions						millions
BORATES (c)				of tonnes		of tonnes		of tonnes	of tonnes						of tonnes
Reserves at operating mines
Boron (US)	O/P			22.2		4.7		26.9	29.6					100.0	26.9
Tincalayu (Argentina)	O/P			0.2		0.1		0.3	0.3					100.0	0.3

Total															27.2

COAL (d)		Coal		Recoverable	% Yield			Marketable reserves		Marketable coal quality
		type		reserves	to give
		(e	)	total	marketable	Proved	Probable	Total	Total						Marketable
					reserves			2004	2003	(f	)	(f	)		reserves

Reserves at operating mines				millions		millions	millions	millions	millions	Calorific		Sulphur			millions
				of tonnes		of tonnes	of tonnes	of tonnes	of tonnes	value		content			of tonnes
										MJ/kg		%
Coal & Allied Industries
Bengalla (Australia)	O/C	SC		197	81	98	62	161	166	28.30		0.50		30.3	49
Hunter Valley Operations
(Australia)	O/C	SC+MC		491	68	262	74	336	326	28.94		0.57		75.7	254
Mount Thorley Operations
(Australia)	O/C	SC+MC		37	65	24		24	27	28.20		0.53		60.6	14
Warkworth (Australia)	O/C	SC+MC		386	64	149	97	246	216	29.35		0.53		42.1	104

Sub-total															421

Kennecott Energy
Antelope (US)	O/C	SC		249	100	249		249	260	20.59		0.22		100.0	249
Colowyo (US) (g)	O/C	SC		24	100	24		24	28	24.31		0.40		100.0	24
Cordero Rojo (US)	O/C	SC		365	100	365		365	402	19.59		0.30		100.0	365
Decker (US) (h)	O/C	SC		25	100	25		25	45	22.10		0.37		50.0	13
Jacobs Ranch (US)	O/C	SC		500	100	496	4	500	531	20.35		0.44		100.0	500
Spring Creek (US)	O/C	SC		225	100	225		225	250	21.75		0.33		100.0	225

Sub-total															1,375

Rio Tinto Coal Australia
Blair Athol (Australia)	O/C	SC		62	98	60	1	61	66	27.95		0.32		71.2	43
Hail Creek (Australia) (i)	O/C	MC		301	63	111	80	190	196	32.20		0.35		82.0	156
Kestrel (Australia)	U/G	SC+MC		149	80	57	63	120	123	32.20		0.65		80.0	96
Tarong-Meandu (Australia)	O/C	SC		136	68	86	7	93	100	21.05		0.30		100.0	93

Sub-total															388

Total reserves at operating mines															2,184

See notes on page 21.

Rio Tinto 2004 Annual report and financial statements	17

Back to Contents

ORE RESERVES

Ore reserves continued

COAL CONTINUED (d)	Type of		Coal		Recoverable	% Yield			Marketable reserves		Marketable coal quality			Rio Tinto share
	mine		type		reserves	to give
	(a	)	(e	)	total	marketable	Proved	Probable	Total	Total				Interest	Marketable
						reserves			2004	2003	(f)	(f)		%	reserves

					millions		millions	millions	millions	millions	Calorific	Sulphur			millions
					of tonnes		of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes
Undeveloped reserves (j)											MJ/kg	%
Coal & Allied Industries
Maules Creek (Australia) (k)	O/C		SC+MC						–	117	–	–			–
Mount Pleasant (Australia)	O/C		SC		459	76		350	350	350	26.73	0.51		75.7	265
Oaklands (Australia) (k)	O/C		SC						–	400	–	–			–

Sub-total															265

Rio Tinto Coal Australia
Clermont (Australia)	O/C		SC		197	96	163	26	189	186	27.90	0.33		50.1	95
SW Yarraman (Australia)	O/C		SC		54	76		41	41	41	21.05	0.30		100.0	41
Tarong-Kunioon (Australia)	O/C		SC		257	63		163	163	163	21.05	0.30		100.0	163

Sub-total															299

Total undeveloped reserves															564

					Proved ore reserves		Probable ore reserves		Total ore reserves 2004 compared with 2003					Rio Tinto share
					at end 2004		at end 2004

													Average
													mill
					Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	recovery	Interest	Recoverable

									2004	2003	2004	2003	%	%	metal

					millions		millions		millions	millions					millions
COPPER					of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu			of tonnes
Reserves at operating mines
Bingham Canyon (US) (l)
– open pit	O/P				36.2	0.62	623	0.57	659	557	0.57	0.51	87	100.0	3.261
– underground block cave	U/G								–	321	–	0.70			–
– underground skarn ores	U/G								–	13.5	–	1.89			–
Escondida (Chile) (m)
– sulphide	O/P				624	1.38	772	1.01	1,395	1,482	1.18	1.21	84	30.0	4.118
– sulphide leach	O/P				481	0.56	701	0.53	1,182	615	0.54	0.64	36	30.0	0.687
– oxide	O/P				138	0.70	20.6	0.64	158	185	0.69	0.69	80	30.0	0.263
Escondida Norte (Chile) (m)
– sulphide	O/P				188	1.65	392	1.23	580	502	1.37	1.44	88	30.0	2.087
– sulphide leach	O/P				53	0.54	450	0.57	503	95	0.56	0.61	29	30.0	0.243
– oxide	O/P						125	0.78	125	117	0.78	0.77	54	30.0	0.156
Fortaleza (Brazil) (n)	U/G								–	1.1	–	0.21	–	–	–
Grasberg (Indonesia)	O/P+U/G				765	1.12	2,004	1.08	2,769	2,696	1.09	1.08	88	(o)	7.498
Neves Corvo (Portugal) (p)
– copper ore	U/G								–	17.9	–	5.24	–	–	–
– tin-copper ores	U/G								–	1.2	–	6.68	–	–	–
Northparkes (Australia)
– open pit and stockpiles (q)	O/P				4.6	0.63			4.6	7.3	0.63	0.66	73	80.0	0.017
– underground	U/G						47.2	1.17	47.2	46.7	1.17	1.20	89	80.0	0.392
Palabora (South Africa)
– underground block cave	U/G				185	0.69	16.0	0.49	201	226	0.68	0.68	88	49.2	0.589

Total															19.312

														Recoverable
															diamonds

					millions	carats	millions	carats	millions	millions	carats	carats			millions
DIAMONDS (b)					of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of carats
Reserves at operating mines
Argyle (Australia)
– AK1 pipe (r)	O/P+U/G				27.4	2.9	9.1	2.9	36.5	62.3	2.9	2.3		100.0	104.5
Diavik (Canada) (s)	O/P+U/G				16.2	3.5	13.6	2.9	29.8	25.6	3.2	3.8		60.0	57.7
Murowa (Zimbabwe)	O/P						23.0	0.7	23.0	23.1	0.7	0.7		77.8	12.3

Total															174.5

See notes on page 21.

18	Rio Tinto 2004 Annual report and financial statements

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ORE RESERVES

	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2004 compared with 2003					Rio Tinto share
	mine	at end 2004		at end 2004
	(a)
										Average
										mill
		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	recovery	Interest	Recoverable

						2004	2003	2004	2003	%	%	metal

		millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US) (l)
– open pit	O/P	36.2	0.34	623	0.32	659	557	0.32	0.33	64	100.0	4.345
– underground block cave	U/G					–	321	–	0.27			–
– underground skarn ores	U/G					–	13.5	–	1.22			–
Cortez/Pipeline (US) (t)	O/P	193	1.77	99.4	1.18	293	233	1.57	1.70	79	40.0	4.633
Grasberg (Indonesia)	O/P+U/G	765	1.10	2,004	0.93	2,769	2,696	0.98	0.98	72	(o)	15.290
Greens Creek (US)	U/G			7.2	3.80	7.2	6.8	3.80	3.95	66	70.3	0.406
Kelian (Indonesia) (u)	O/P					–	9.9	–	1.74			–
Lihir (PNG) (v)	O/P	40.9	2.70	147	3.69	188	164	3.48	3.88	90	14.5	2.735
Morro do Ouro (Brazil) (w)	O/P					–	361	–	0.42	–	–	–
Northparkes (Australia)
– open pit and stockpiles (q)	O/P	4.6	0.53			4.6	7.3	0.53	0.60	58	80.0	0.036
– underground	U/G			47.2	0.46	47.2	46.7	0.46	0.48	74	80.0	0.413
Rio Tinto Zimbabwe (x)	U/G					–	0.2	–	6.56	–	–	–

Total												27.858

												Marketable
												product

		millions		millions		millions	millions					millions
IRON ORE (b)		of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe			of tonnes
Reserves at operating mines
Channar (Australia)
– Brockman ore	O/P	107	63.5	13	63.6	120	127	63.5	63.6		60.0	72
Corumbá (Brazil)	O/P	111	67.2	106	67.2	217	218	67.2	67.2		100.0	217
Eastern Range (Australia)
– Brockman ore	O/P	90	63.0	23	62.8	113	112	62.9	62.8		54.0	61
Hamersley (Australia)
– Brockman 2 (Brockman ore)	O/P	17	62.5	7	62.7	24	30	62.5	62.9		100.0	24
– Marandoo (Marra Mamba ore)	O/P	73	62.4	3	62.6	76	86	62.4	62.4		100.0	76
– Mt Tom Price (Brockman ore)	O/P	112	64.5	56	64.7	167	189	64.6	64.4		100.0	167
– Mt Tom Price (Marra Mamba ore) (y)	O/P					–	23	–	60.7			–
– Paraburdoo (Brockman ore)	O/P	17	63.8	6	63.6	23	23	63.8	63.9		100.0	23
– Paraburdoo (Marra Mamba ore)	O/P			1	63.1	1	1	63.1	63.0		100.0	1
– Nammuldi (Marra Mamba ore) (z)	O/P	11	61.4	28	61.4	39	10	61.4	62.0		100.0	39
– Yandicoogina (Pisolite ore
1.4% Al2O3) (aa)	O/P	191	58.9			191	219	58.9	58.6		100.0	191
– Yandicoogina (Pisolite ore
1.9% Al2O3) (aa)	O/P			56	58.5	56	82	58.5	58.0		100.0	56
Iron Ore Company of Canada
(Canada) (bb)	O/P	361	65.0	82	65.0	443	625	65.0	66.4		58.7	260
Robe River (Australia)
– Pannawonica (Pisolite ore)	O/P	114	57.0	78	57.0	192	200	57.0	57.0		53.0	102
– West Angelas (Marra Mamba ore)	O/P	142	62.8	276	61.9	418	440	62.2	62.2		53.0	221

Total												1,512

												Recoverable
												metal

		millions		millions		millions	millions					millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb			of tonnes
Reserves at operating mines
Greens Creek (US)	U/G			7.2	3.94	7.2	6.8	3.94	4.02	67	70.3	0.134
Zinkgruvan (Sweden) (cc)	U/G					–	9.5	–	4.79	–	–	–

Total												0.134

		millions		millions		millions	millions					millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo			of tonnes
Reserves at operating mine
Bingham Canyon (US) (l)
– open pit	O/P	36.2	0.037	623	0.039	659	557	0.039	0.037	66	100.0	0.169
– underground block cave	U/G					–	321	–	0.035			–

Total												0.169

See notes on page 21.

Rio Tinto 2004 Annual report and financial statements	19

Back to Contents

ORE RESERVES

Ore reserves continued

	Type of mine	Proved ore reserves at end 2004		Probable ore reserves at end 2004		Total ore reserves 2004 compared with 2003					Rio Tinto share
	(a)									Average
										mill
		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		recovery	Interest	Recoverable

						2004	2003	2004	2003	%	%	metal

		millions		millions		millions	millions					millions
NICKEL		of tonnes	%Ni	of tonnes	%Ni	of tonnes	of tonnes	%Ni	%Ni			of tonnes
Reserves at operating mine
Fortaleza (Brazil) (n)	U/G					–	1.1	–	2.12	–	–	–

		millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US) (l)
– open pit	O/P	36.2	3.07	623	2.62	659	557	2.65	2.72	78	100.0	43.465
– underground block cave	U/G					–	321	–	2.69			–
– underground skarn ores	U/G					–	13.5	–	13.4			–
Grasberg (Indonesia)	O/P+U/G	765	3.84	2,004	3.89	2,769	2,696	3.87	3.72	66	(o)	64.722
Greens Creek (US)	U/G			7.2	485	7.2	6.8	485	483	73	70.3	57.365
Neves Corvo (Portugal) (p)
– copper ore	U/G					–	17.9	–	50.0	–	–	–
– tin-copper ore	U/G					–	1.2	–	37.9	–	–	–
Zinkgruvan (Sweden) (cc)	U/G					–	9.5	–	97.0	–	–	–

Total												165.552

												Marketable
												product

		millions		millions		millions	millions					millions
TALC (c)		of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mines
Luzenac Group	O/P+U/G	34.0		18.7		52.7	58.1				99.9	52.6
(Europe/North America/Australia)

												Recoverable
												metal

		millions		millions		millions	millions					millions
TIN		of tonnes	%Sn	of tonnes	%Sn	of tonnes	of tonnes	%Sn	%Sn			of tonnes
Reserves at operating mine
Neves Corvo (Portugal) (p)
– tin-copper ores	U/G					–	0.3	–	3.36	–	–	–

												Marketable
												product

		millions		millions		millions	millions					millions
TITANIUM DIOXIDE FEEDSTOCK (c)		of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mines
Rio Tinto Iron & Titanium (dd)	O/P+D/O	42.5		32.8		75.3	80.1					75.3
(Canada/South Africa)

												Recoverable
												metal

		millions		millions		millions	millions					millions
URANIUM		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8			of tonnes
Reserves at operating mines
Energy Resources of Australia (Australia)
– Ranger #3 (v)	O/P	10.5	0.24	7.5	0.25	18.0	18.0	0.24	0.24	89	68.4	0.027
Rössing (Namibia)
– open pit	O/P	4.8	0.051	16.4	0.035	21.2	25.8	0.039	0.040	85	68.6	0.005
– stockpiled ore		2.6	0.042			2.6	2.6	0.042	0.040	85	68.6	0.001

Total reserves at operating mines												0.032

		millions		millions		millions	millions					millions
		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8			of tonnes
Undeveloped reserves (j)
Energy Resources of Australia (Australia)
– Jabiluka	U/G	6.8	0.57	7.0	0.45	13.8	13.8	0.51	0.51	94	68.4	0.045

		millions		millions		millions	millions					millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn			of tonnes
Reserves at operating mines
Greens Creek (US)	U/G			7.2	10.2	7.2	6.8	10.2	10.7	75	70.3	0.386
Zinkgruvan (Sweden) (cc)	U/G					–	9.5	–	9.8	–	–	–

Total												0.386

See notes on page 21.

20	Rio Tinto 2004 Annual report and financial statements

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ORE RESERVES

Notes
(a)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation.
(b)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(c)	Reserves of industrial minerals are expressed in terms of marketable product, ie after all mining and processing losses. In the case of borates, the saleable product is B2O3.
(d)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal.
(e)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(f)	Analyses of coal from the US were undertaken according to “American Standard Testing Methods” (ASTM) on an “As Received” moisture basis whereas the coals from Australia have been analysed on an “Air Dried” moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme.
(g)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's reserves are included in Rio Tinto's share shown above.
(h)	Reserves at Decker have decreased following a reduction of tonnage commitments under a sales contract.
(i)	Rio Tinto reduced its shareholding in Hail Creek from 92.0 per cent to 82.0 per cent on 15 November 2004.
(j)	The term ‘undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits have yet to be requested or obtained.
(k)	At Maules Creek and Oaklands, all reserves have been reclassified as measured and indicated resources on the basis of updated economic studies.
(l)	Open pit reserves at Bingham Canyon have increased following revisions to the geological model and the development of a revised mine plan. As a result of these revisions, the underground block cave and underground skarn reserves have been reclassified as resources.
(m)	Reserves at Escondida and Escondida Norte have changed following the development of a new resource model that includes additional drilling and revised cut off grades. Approval of the Sulphide Leach Project has resulted in a new category, ‘Sulphide Leach’, that includes material in the previously named ‘Low Grade Float’ and ‘Mixed’ categories. The significant increase in the reserve tonnages of this material are a consequence of low grade primary mineralisation now being considered to be processable by the sulphide leach process.
(n)	Rio Tinto completed the sale of its 100 per cent interest in the Fortaleza nickel mine on 16 January 2004. This was effective from1 January 2004.

(o)	Rio Tinto completed the sale of its interest in FCX on 30 March 2004. Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(p)	Rio Tinto completed the sale of its 49 per cent interest in Somincor on18 June 2004.
(q)	The depletion in ore reserves at Northparkes is mainly due to the reclamation of material from stockpiles and through production.
(r)	Reserves at Argyle have decreased following the development of a new resource model and revised mine plan which has resulted in some material being transferred to resources.
(s)	Reserves at Diavik have increased following the development of a new resource model that incorporates additional drilling and a revised diamond valuation.
(t)	The increase in reserves at Cortez reflects the transfer of material from mineral resources at the Cortez Hills and Pediment deposits.
(u)	At 2004 year end, Kelian was in the process of closing and only minor amounts of stockpiled material remain.
(v)	Proved reserves at Lihir and Ranger #3 include 38.7 and 6.34 million tonnes respectively stockpiled at the end of December 2004 for future treatment. The increase in reserves at Lihir is a result of additional drilling which has led to significant remodelling of the Minifie deposit and remodelling of the Kapit, Coastal and Lienitz deposits and the subsequent development of a new resource model.
(w)	Rio Tinto completed the sale of its 51 per cent interest in Rio Paracatu Mineração on 31 December 2004.
(x)	As a result of a restructure completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in Rio Tinto Zimbabwe, which was subsequently renamed RioZim.
(y)	At Mt Tom Price, all Marra Mamba reserves have been reclassified as resources pending development of a new geological model and mine plan.
(z)	Reserves at Nammuldi have increased following an update of resource models which resulted in material being transferred to reserves from resources.
(aa)	The decrease in reserves at Yandicoogina reflects production, cut off grade and recovery factor adjustments.
(bb)	Reserves at IOC have decreased as a result of revisions to the geological model and the pit design.
(cc)	Rio Tinto completed the sale of its 100 per cent interest in the Zinkgruvan mine on 2 June 2004.
(dd)	Comprises reserves at QIT-Fer et Titane (Rio Tinto 100 per cent) and Richards Bay Minerals (RBM) (Rio Tinto 50 per cent).

Rio Tinto 2004 Annual report and financial statements	21

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MINERAL RESOURCES

Mineral resources

As required by the Australian Stock Exchange, the following tables contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proven or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proven or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
      Resources are stated as additional to the reserves reported earlier.

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2004 compared with 2003				Rio Tinto
	mining	at end 2004		at end 2004		at end 2004						interest
	method											%
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade

								2004	2003	2004	2003

		millions		millions		millions		millions	millions
BAUXITE		of tonnes	% Al2O3	of tonnes	% Al2O3	of tonnes		of tonnes	of tonnes
Weipa (Australia)	O/P	29	49.8	2,106	50.9			2,135	2,228			100.0

		Coal type		Coal resources at end 2004

		(b)		Measured	Indicated	Inferred

				millions	millions	millions		millions	millions
COAL				of tonnes	of tonnes	of tonnes		of tonnes	of tonnes
Coal & Allied Industries (Australia)
Bengalla (c)	O/C+U/G	SC		78	110			188	286			30.3
Hunter Valley Operations	O/C	SC+MC		536	763	599		1,898	1,923			75.7
Maules Creek (d)	O/C+U/G	SC+MC		160	520			680	520			75.7
Mount Pleasant	O/C+U/G	SC+MC		200	218	281		699	699			75.7
Mount Thorley Operations (e)	U/G	SC+MC		30	68	17		115	167			60.6
Oaklands (d)	O/C	SC		480	800			1,280	880			75.7
Vickery	O/C+U/G	SC+MC		100	200			300	300			75.7
Warkworth (e)	O/C+U/G	SC+MC		60	345	16		420	753			42.1

Gokwe North (Zimbabwe)	O/C	SC		508	406	446		1,360	1,360			50.0

Kennecott Energy (US)
Colowyo (f)	O/C+U/G	SC		152	49			201	265			100.0
Decker	O/C	SC		68				68	71			50.0
Fort Union (g)	O/C	SC						–	75			–

Rio Tinto Coal Australia
Blair Athol (h)	O/C	SC		3				3	20			71.2
Clermont (i)	O/C	SC		11		4		15	5			50.1
Hail Creek (j)	O/C+U/G	MC		4	101	118		224	224			82.0
Kestrel West	U/G	SC			165			165	165			80.0
Lake Elphinstone	O/C	MC			61	17		78	78			82.0
SW Yarraman	O/C	SC		13	37	6		56	56			100.0
Tarong – Kunioon	O/C	SC		214	213	40		467	467			100.0
Tarong – Meandu	O/C	SC		245	64	18		327	327			100.0
Valeria	O/C	SC		200	240			440	440			71.2
Winchester South	O/C	SC		90				90	90			75.0

		Measured resources		Indicated resources		Inferred resources
		at end 2004		at end 2004		at end 2004

		millions	grade	millions	grade	millions	grade	millions	millions
COPPER		of tonnes	%Cu	of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu
Bingham Canyon (US) (k)	O/P+U/G	42	0.6	872	0.6	46	2.3	960	–	0.7	–	100.0
Escondida (Chile) (l)
– sulphide	O/P	18	0.8	79	0.8	617	0.9	714	575	0.9	0.9	30.0
– sulphide leach	O/P	98	0.4	682	0.5	3,071	0.5	3,851	1,548	0.5	0.5	30.0
– oxide	O/P	4.1	0.3	17	0.3	26	0.4	48	55	0.4	0.5	30.0
Escondida Norte (Chile) (l)
– sulphide	O/P	0.0	1.6	6	0.9	185	0.9	192	147	0.9	1.0	30.0
– sulphide leach	O/P	0.7	0.4	144	0.4	1,177	0.5	1,321	590	0.5	0.6	30.0
– oxide	O/P			4.1	0.5	35	0.6	39	41	0.6	0.6	30.0
Grasberg (Indonesia)	O/P+U/G	363	0.5	1,633	0.5	457	0.5	2,453	1,861	0.5	0.6	(m)
Northparkes (Australia) (n)
– open pit	O/P	1.8	0.6					1.8	14	0.6	0.6	80.0
– underground	U/G	30	0.9	9.8	0.8	0.2	0.7	40	9.6	0.9	1.1	80.0
Neves Corvo (Portugal) (o)	U/G							–	7.6	–	4.0	–
Palabora (South Africa)
– oxide stockpile		4.2	0.6					4.2	4.4	0.6	0.6	49.2
– mixed stockpile		0.4	0.5					0.4	0.4	0.5	0.5	49.2
– sulphide stockpile		12	0.1					12	12	0.1	0.1	49.2
Zinkgruvan (Sweden) (p)	U/G							–	3.5	–	3.1	–

See notes on page 24.

22	Rio Tinto 2004 Annual report and financial statements

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MINERAL RESOURCES

	Likely mining method (a)	Measured resources		Indicated resources		Inferred resources		Total resources 2004 compared with 2003				Rio Tinto
		at end 2004		at end 2004		at end 2004						interest
												%
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade

								2004	2003	2004	2003

		millions	carats	millions	carats	millions	carats	millions	millions	carats	carats
DIAMONDS		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Argyle (Australia)
AK1 pipe	O/P+U/G	98	2.7	51	2.8	12	2.1	160	147	2.7	2.8	100.0
Alluvials (q)	O/P	11	0.2	8.0	0.2	9.0	0.2	28	42	0.2	0.2	100.0
Diavik (Canada)
all pipes (r)	O/P+U/G					7.6	3.1	7.6	11	3.1	2.4	60.0
Merlin (Australia) (s)	O/P							–	15	–	0.2	–
Murowa (Zimbabwe)	O/P			3.1	0.2	15	0.3	18	18	0.3	0.3	77.8

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US) (k)	O/P+U/G	42	0.3	872	0.2	46	1.1	960	–	0.3	–	100.0
Cortez/Pipeline (US)	O/P	129	1.4	141	0.8	26	0.7	296	324	1.1	1.0	40.0
Grasberg (Indonesia)	O/P+U/G	363	0.4	1,633	0.4	457	0.3	2,453	1,861	0.4	0.4	(m	)
Greens Creek (US)	U/G					4.7	3.6	4.7	4.5	3.6	3.9	70.3
Lihir (PNG) (t)	O/P	0.0	4.3	158	2.6	76	2.3	234	279	2.5	2.7	14.5
Morro do Ouro (Brazil) (u)	O/P							–	218	–	0.4	–
Northparkes (Australia) (n)
– open pit	O/P	1.8	0.6					1.8	14	0.6	0.5	80.0
– underground	U/G	30	0.3	9.8	0.3	0.2	0.3	40	9.6	0.3	0.2	80.0
Wabu (Indonesia) (v)	O/P					43	2.6	43	117	2.6	2.2	(m	)

		millions		millions		millions		millions	millions
IRON ORE		of tonnes	%Fe	of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe
Channar (Australia)	O/P	45	62.1	5	61.8			50	50	62.1	62.1	60.0
Corumbá (Brazil)	O/P	17	61.9	43	62.6	369	62.8	429	429	62.7	62.7
Eastern Range (Australia)	O/P	40	61.8	10	61.8	10	62.1	60	55	61.8	61.8	54.0
Hamersley (Australia)
– Brockman 2 (w)	O/P	5	63.2			20	62.8	25	35	62.9	62.9	100.0
– Marandoo	O/P	95	62.0	70	62.0	195	63.1	360	360	62.6	62.6	100.0
– Mt Tom Price high grade	O/P	35	62.9	70	64.2	10	64.5	115	110	63.8	63.8	100.0
– Mt Tom Price low grade	O/P	30	56.8	25	55.5	5	54.5	60	55	56.1	56.1	100.0
– Mt Tom Price Marra Mamba (x)	O/P			28	60.8	15	61.1	43	20	60.9	61.1	100.0
– Nammuldi Detrital (y)	O/P			105	61.0			105	75	61.0	61.6	100.0
– Nammuldi Marra Mamba	O/P	25	62.7	205	62.6			230	250	62.6	62.7	100.0
– Paraburdoo	O/P	25	63.3	15	63.3	80	63.8	120	120	63.6	63.4	100.0
– Yandicoogina	O/P	65	57.7	805	58.2	60	57.9	930	910	58.2	58.0	100.0
Undeveloped resources (z)
– Brockman ore	O/P			2,230	62.5	2,385	62.5	4,615	4,245	62.5	62.6
– Marra Mamba ore	O/P			575	62.6	1,365	62.3	1,940	1,910	62.4	62.4
– Channel Iron deposits	O/P					405	56.5	405	405	56.5	56.5
– Detrital deposits (aa)	O/P			120	61.8	35	61.6	155	280	61.8	62.0
Iron Ore Company of Canada (Canada) (bb)	O/P	385	65.0	492	65.0	556	65.0	1,433	1,826	65.0	66.4	58.7
Robe River (Australia)
– Pisolite developed resources (cc)	O/P							–	90	–	57.0	53.0
– Pisolite undeveloped resources	O/P			1,345	59.5	575	59.1	1,920	1,920	59.4	59.4	53.0
– Marra Mamba developed resources (dd)	O/P					5	61.0	5	65	61.0	61.5	53.0
– Marra Mamba undeveloped resources	O/P			395	62.2	110	60.0	505	505	61.7	61.7	53.0

		millions		millions		millions		millions	millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb
Greens Creek (US)	U/G					4.7	2.7	4.7	4.5	2.7	2.9	70.3
Zinkgruvan (Sweden) (p)	U/G							–	10	–	3.9	–

		millions		millions		millions		millions	millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo
Bingham Canyon (US) (k)	O/P+U/G	42	0.03	872	0.03	46	0.01	960	–	0.03	–	100.0

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US) (k)	O/P+U/G	42	3.0	872	2.5	46	14.0	960	–	3.1	–	100.0
Grasberg (Indonesia)	O/P+U/G	363	2.3	1,633	2.5	457	1.9	2,453	1,861	2.4	2.2	(m	)
Greens Creek (US)	U/G					4.7	359	4.7	4.5	359	399	70.3
Wabu (Indonesia) (v)	O/P					43	2.5	43	117	2.5	1.8	(m	)
Zinkgruvan (Sweden) (p)	U/G							–	14	–	82	–

		millions		millions		millions		millions	millions
TALC		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Luzenac Group	O/P+U/G	5.1		14		71		90	90			99.9
(Europe/N America/Australia)

See notes on page 24.

Rio Tinto 2004 Annual report and financial statements	23

<<

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MINERAL RESOURCES

Mineral resources continued

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2004 compared with 2003				Rio Tinto
	mining	at end 2004		at end 2004		at end 2004						interest
	method											%
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade

								2004	2003	2004	2003

		millions		millions		millions		millions	millions
TITANIUM DIOXIDE FEEDSTOCK		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Rio Tinto Iron and Titanium (ee)	O/P+D/O	4.4		0.5				4.9	62
(Canada/South Africa)

		millions		millions		millions		millions	millions
URANIUM		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8
Energy Resources of Australia (Australia)
– Jabiluka	U/G	0.1	13.76	1.5	0.67	15.7	0.48	17.3	17.3	0.54	0.54	68.4
– Ranger #3	O/P	0.8	0.19	6.3	0.19	7.9	0.18	14.9	14.7	0.19	0.18	68.4
Rössing (Namibia)	O/P	21.8	0.04	287	0.03	253	0.03	562	561	0.03	0.03	68.6

		millions		millions		millions		millions	millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn
Greens Creek (US)	U/G					4.7	6.6	4.7	4.5	6.6	7.2	70.3
Neves Corvo (Portugal) (o)	U/G							–	50	–	6.0	–
Zinkgruvan (Sweden) (p)	U/G							–	10	–	9.7	–

Notes
(a)	Likely mining method: O/P = open pit; O/C = open cut; U/G = underground; D/O = dredging operation.
(b)	Coal type: SC = steam/thermal coal, MC = metallurgical/coking coal.
(c)	Resources at Bengalla have decreased following the downgrading of some resources to inventory coal.
(d)	Resources at Maules Creek and Oaklands have increased as a result of the transfer of material from reserves.
(e)	Resources at Mount Thorley and Warkworth have decreased following the application of revised economic criteria that have downgraded some resources to inventory coal.
(f)	Resources at Colowyo have decreased following updates to the geological model and the transfer of some material to reserves.
(g)	The Fort Union property was sold during 2004.
(h)	Resources at Blair Athol have decreased as a result of upgrading some material to the proved reserve category with the remainder being written off.
(i)	Resources at Clermont have increased following the completion of a feasibility study during 2004.
(j)	Rio Tinto reduced its shareholding in Hail Creek from 92.0 per cent to 82.0 per cent on 15 November 2004.
(k)	Following revisions to the geological model and the development of a revised mine plan at Bingham Canyon, the underground block cave and underground skarn reserves have been reclassified as resources.
(l)	Resoures at Escondida and Escondida Norte have changed following the development of new geological and resource models that include additional drilling. Approval of the Sulphide Leach Project has resulted in a new category, ‘Sulphide Leach’, that includes material in the previously named ‘Low Grade Float’, ‘Low Grade Leach’ and ‘Mixed’ categories. The significant increase in the resource tonnages of this material are a consequence of low grade primary mineralisation now being considered to be processable by the sulphide leach process.
(m)	Resources at Grasberg have increased as a result of preliminary mine planning changes and the inclusion of a new deposit.
(n)	Open pit mining at Northparkes is almost complete; the remaining resources represent that material which may be mined before mining ceases. Underground resources have increased as a result of the development of a new geological model following an extensive drilling programme.
(o)	Rio Tinto completed the sale of its 49 per cent interest in Somincor on18 June 2004.

(p)	Rio Tinto completed the sale of its 100 per cent interest in the Zinkgruvan mine on 2 June 2004.
(q)	Alluvial diamond resources at Argyle have decreased as a result of the exclusion of several blocks or sub-blocks from the resource base.
(r)	Resources at Diavik have decreased as a result of upgrading material to reserves following additional drilling and revised diamond valuations.
(s)	Rio Tinto completed the sale of its 100 per cent interest in the Merlin deposit in December 2004.
(t)	Resources at Lihir have decreased as a result of changes to cut off grade and re-optimisation of the ultimate pit.
(u)	Rio Tinto completed the sale of its 51 per cent interest in Rio Paracatu Mineração on 31 December 2004.
(v)	At Wabu, a re-examination of the life of mine pit shell has resulted in a reduction in resources.
(w)	Resources at Brockman have decreased as a result of the development of new resource models incorporating the results from additional drilling.
(x)	Resources of Marra Mamba ore at Mt Tom Price have increased following the transfer of material from reserves.
(y)	Detrital iron ore resources at Nammuldi have increased as a result of the development of new resource models incorporating results from additional drilling and a change to the cut-off grade.
(z)	Resources in this category consist of 33 separate deposits, 19 of which are wholly owned by Hamersley Iron.
(aa)	The decrease in Detrital resources at Hamersley reflects the reclassification of all material from one deposit as either Brockman or Marra Mamba ore.
(bb)	Resources at Iron Ore Company of Canada have decreased as a result of geological re-interpretation and development of a new geological model.
(cc)	Developed pisolite resources at Robe River have decreased following the application of revised economic parameters.
(dd)	Developed Marra Mamba resources at Robe River have decreased following the application of revised economic parameters.
(ee)	Comprises resources at QIT-Fer et Titane (Rio Tinto 100 per cent) and Richards Bay Minerals (RBM) (Rio Tinto 50 per cent). Resources have decreased following a major re-assessment of economic parameters.

24	Rio Tinto 2004 Annual report and financial statements

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GROUP OPERATIONS

Group operations (wholly owned unless otherwise shown)

ALUMINIUM
Operating sites
Anglesey Aluminium (51%)
Bell Bay
Boyne Island (59%)
Comalco Alumina Refinery
Gladstone Power Station (42%)
Queensland Alumina (39%)
Eurallumina (56%)
Tiwai Point (79%)
Weipa

BORATES
Operating sites
Boron
Coudekerque Plant
Tincalayu
Wilmington Plant

COAL
Operating sites
Antelope
Bengalla (30%)
Blair Athol (71%)
Colowyo (20%)
Cordero Rojo
Decker (50%)
Hail Creek (82%)
Hunter Valley Operations (76%)
Jacobs Ranch
Kestrel (80%)
Mt Thorley Operations (61%)
Spring Creek
Tarong
Warkworth (42%)

Projects
Clermont (50%)
Mt Pleasant (76%)
COPPER AND GOLD
Operating sites
Bougainville (not operating) (54%)
Cortez/Pipeline (40%)
Escondida (30%)
Grasberg joint venture (40%)
Kelian (90%)
Kennecott Utah Copper
Lihir (14%)
Northparkes (80%)
Palabora (49%)
Rawhide (51%)

Projects
Resolution (55%)

DIAMONDS
Operating sites
Argyle
Diavik (60%)
Murowa (78%)
IRON ORE
Operating sites
Corumbá
Hamersley Iron mines:
Brockman
Marandoo
Mt Tom Price
Paraburdoo
Yandicoogina
Channar (60%)
Eastern Range (54%)
Iron Ore Company of Canada (59%)
Robe River mines: (53%)
West Angelas
Pannawonica

Projects
HIsmelt® (60%)
IOC Pellet Plant (59%)
Simandou
Orissa (51%)

NICKEL
Projects
Eagle

POTASH
Projects
Rio Colorado Potash

SALT
Operating sites
Dampier (65%)
Lake MacLeod (65%)
Port Hedland (65%)
TALC
Operating sites
(only major sites are shown)
Ludlow
Talc de Luzenac (99.9%)
Yellowstone
Three Springs

TITANIUM DIOXIDE
FEEDSTOCK
Operating sites
QIT-Fer et Titane Lac Allard
QIT-Fer et Titane Sorel Plant
Richards Bay Minerals (50%)

Projects
QIT Madagascar Minerals (80%)

URANIUM
Operating sites
ERA (68%)
Rössing (69%)

ZINC, LEAD, SILVER
Operating sites
Greens Creek (70%)

Mines and mining projects

Smelters, refineries and
processing plants remote
from mine

Rio Tinto 2004 Annual report and financial statements	25

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INFORMATION ON GROUP MINES

Information on Group mines (Rio Tinto’s interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease	History	Type of mine	Power source

ALUMINIUM

Comalco	Weipa, Queensland, Australia	Road, air, and port	Queensland Government lease expires in 2041 with 21 year extension, then two years’ notice of termination	Bauxite mining commenced in 1961; Major upgrade completed in 1998 to incorporate Alcan’s adjacent Ely reserve in overall mining plan; Rio Tinto interest increased from 72.4% to 100% in 2000; In 2004 a mine expansion was completed to lift annual capacity to 16.5 million tonnes	Open cut	On site generation; new power station under construction

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code	Production started in 1990 and expanded in phases to 2002 when new concentrator was completed; approval in 2003 for Norte project and sulphide leach project approved 2004	Open pit	Supplied from SING grid under two contracts with Norgener to 2008 and Nopel (Gas Atacama) to 2009

Grasberg (40% of joint venture)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with two ten year extensions	Joint venture interest acquired 1995; capacity expanded to over 200,000 tonnes of ore per day in 1998 with addition of underground production of more than 35,000 tonnes per day in 2003	Open pit and underground	Long term contract with US-Indonesian consortium operated, purpose built, coal fired generating station

Kennecott Minerals Cortez/Pipeline (40%)	Nevada, US	Road	Patented and unpatented mining claims	Gold production started at Cortez in 1969; Pipeline in 1997	Open pit	Public utility

Kennecott Minerals Greens Creek (70%)	Alaska, US	Port	Patented and unpatented mining claims	Redeveloped in 1997	Underground/drift and fill	On site diesel generators

Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned	Interest acquired in 1989; modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years	Interest acquired in 2000; production started in 1995	Open pit and underground	Supplied from State grid

Palabora (49%)	Phalaborwa, Northern Province, South Africa	Rail and road	Lease from South African Government until deposits exhausted and base metal claims owned by Palabora	Development of 20 year underground mine commenced 1996 with open pit closure in 2003	Open pit and underground	Supplied by ESKOM via grid network

DIAMONDS

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government	Deposits discovered 1994-1995; construction approved 2000; diamond production started 2003	Open pit to underground planned	On site diesel generators; installed capacity 27MW

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-83; lease extended for 21 years from 2004	Studies into further development options, including underground mining, continue; interest increased from 59.7% following purchase of Ashton Mining in 2000	Open pit to underground planned	Long term contract with Ord Hydro Consortium and on site generation back up

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases	Discovered 1997; small scale production started 2004	Open pit	Supplied by ZESA

ENERGY

Coal & Allied Industries (76%) Bengalla (30%) Hunter Valley Operations (76%) Mount Thorley (61%) Warkworth (42%)	New South Wales, Australia	Road, rail and port	Leases granted by State	Lemington acquired late 2000 and integrated with Hunter Valley Operations. Peabody Australian interests acquired in 2001. Moura, Narama and Ravensworth interests divested in 2002	Open cut	State owned grid

Energy Resources of Australia (68%) Ranger	Northern Territory, Australia	Road	Leases granted by State	Mining commenced 1981; interest acquired through North in 2000	Open pit	On site diesel/steam power generation

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INFORMATION ON GROUP MINES

INFORMATION ON GROUP MINES continued

Mine	Location	Access	Title/lease	History	Type of mine	Power source

ENERGY CONTINUED

Kennecott Energy Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes	Antelope, Spring Creek, Decker and Cordero acquired in 1993, Colowyo in 1995, and Jacobs Ranch in 1998; additional North Jacobs Ranch reserves purchased in 2002; West Antelope additional reserves 2004	Open cut	Supplied by IPPs and Cooperatives through national grid service

Rio Tinto Coal Australia Blair Athol (71%) Kestral (80%) Hail Creek (82%) Tarong	Queensland, Australia	Conveyor, road, rail and port	Leases granted by State	Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned in 1999. Hail Creek production commenced 2003	Open cut (Blair Athol, Tarong and Hail Creek) and underground (Kestrel)	State owned grid

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease	Production began in 1978	Open pit	Namibian National Power

INDUSTRIAL MINERALS

Boron	California, US	Road, rail and port	Owned	Mine redesign project completed on budget and schedule in 2000	Open pit	On site cogeneration units

Dampier Salt (65%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	Mining leases expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case	Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Power; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Luzenac	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012	Production started in 1885; acquired in 1988. (Australian mine acquired in 2001)	Open pit	Supplied by EdF and on site generation units

QIT-Fer et Titane	Saguenay County, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two Concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner	Production started 1950; interest acquired in 1989	Open pit	Long term contract with Quebec Hydro

Richards Bay Minerals (50%)	Richards Bay, KwaZulu-Natal, South Africa	Rail, road and port	Long term renewable leases; State lease for Reserve 4 initially runs to end 2022; Ingonyama Trust lease for Reserve 10 runs to 2010	Production started 1977; interest acquired 1989; fifth dredge commissioned 2000	Beach sand dredging	Contract with ESCOM

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway (owned by Hamersley Iron and operated by Pilbara Rail Company) and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia	Annual capacity increased to 68 million tonnes during 1990s; Yandicoogina first ore shipped in 1999 and port capacity increased; Eastern Range mine started 2004	Open pits	Supplied by Hamersley Iron Power

Iron Ore Company of Canada (59%) (Rio Tinto also holds a 19% interest in the Labrador Iron Ore Royalty Income Fund which owns 15.1% of IOC)	Labrador City, Province of Labrador and Newfoundland	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022	Current operation began in 1962 and has processed over one billion tonnes of crude ore since; annual capacity now 17.5 million tonnes of concentrate of which 12.5 million tonnes can be pelletised. Interest acquired in 2000 through North	Open pit	Supplied by Newfoundland Hydro under long term contract

Robe River (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway (owned by Robe River Iron Associates and operated by Pilbara Rail Company) and port (owned by Robe River Iron Associates and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia	First shipment in 1972; annual sales reached 30 million tonnes in late 1990s; interest acquired in 2000 through North; West Angelas first ore shipped in 2002 and port capacity increased	Open pit	Supplied by Robe River Iron Associates; West Angelas supplied by Hamersley Iron Power (commercial arrangement)

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined period	Iron ore production started 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

OTHER

Kelian (90%)	Kalimantan, Indonesia	Road, river and port	Contract of Work with Indonesian Government for 30 years	Gold production started in 1992 and will cease in 2005	Open pit	Kelian’s own 29MW generating station with six identical 4.9MW rated units

Lihir Gold (14%)	Lihir Island, Papua New Guinea	Own road, airstrip and port	Special Mining Lease with Papua New Guinea Government expires in 2035	Production started in 1997; refinancing in 1999 and merger with Niugini Mining in 2000	Open pit	12 diesel unit power plant, four steam wells (geothermal power) producing ten per cent of requirements

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INFORMATION ON GROUP SMELTERS, REFINERIES AND PROCESSING PLANTS

Information on Group smelters, refineries and processing plants (Rio Tinto interest 100% unless otherwise shown)

Smelter, refinery or plant	Location	Title/lease	Plant type/product	Capacity

ALUMINIUM GROUP

Anglesey Aluminium (51%)	Holyhead, Anglesey, Wales	100% Freehold	Aluminium smelter producing aluminium billet, block, sow	145,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, block, t-bar	167,000 tonnes per year aluminium

Boyne Smelters (59%)	Boyne Island, Queensland, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar	541,000 tonnes per year aluminium

Comalco Alumina Refinery	Gladstone, Queensland,	97% Freehold	Refinery producing alumina	1,400,000 tonnes per year alumina
	Australia	3% Leasehold

Eurallumina (56%)	Portoscuso, Sardinia, Italy	39% Freehold	Refinery producing alumina	1,065,000 tonnes per year alumina
61% Leasehold

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station	1,680 megawatts

New Zealand Aluminium Smelters (NZAS) (79%)	Tiwai Point, Southland, New Zealand	19.6% Freehold 80.4% Leasehold	Aluminium smelter producing aluminium ingot, billet, t-bar	350,000 tonnes per year aluminium

Queensland Alumina (39%)	Gladstone, Queensland, Australia	73.3% Freehold 26.7% Leasehold	Refinery producing alumina	3,778,000 tonnes per year alumina

COPPER GROUP

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace/Flash convertor furnace copper refinery	335,000 tonnes per year refined copper

Palabora (49%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery	130,000 tonnes per year refined copper

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery	584,000 tonnes per year boric oxide

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag, 900,000 tonnes per year iron

Richards Bay Minerals (50%)	Richards Bay, South Africa	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE GROUP

Hlsmelt® (60%)	Kwinana, Western Australia	100% Leasehold	Hlsmelt® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland, Canada	100% Subleased land	Pellet induration furnaces producing multiple iron ore pellet types	12,500,000 tonnes per year pellet

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FINANCIAL REVIEW

Financial review

Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied. They are a fundamental tenet of the Group’s long term strategy.
      The Group’s business is mining and not trading. The Group only sells commodities it has produced. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow, obviating the need to use derivatives or other forms of synthetic hedging for this purpose. Such hedging is therefore undertaken to a strictly limited degree, as described below.
      The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle.
      The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
      The Group’s Financial statements and disclosures show the full extent of its financial commitments including debt and similar exposures. The Group’s share of the net debt of joint ventures and associates is also disclosed.
      The risk factors to which the Group is subject that are thought to be of particular importance are summarised on page 7.
      The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. A statement on this is included in Corporate governance on pages 73 and 74.
      The Group’s policies with regard to currencies, commodities, interest rates and treasury management are discussed below.

Adjusted earnings
UK Financial Reporting Standard 3 permits the presentation of an adjusted measure of earnings. As presented by Rio Tinto, this excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. Except where otherwise indicated, earnings contributions from Group businesses and business segments exclude the effect of these exceptional items. Adjusted earnings is reconciled with net earnings on page 86.

Group operating results
2004 compared with 2003
Net earnings of US$2,813 million were US$1,305 million above 2003. Adjusted earnings of US$2,221 million were US$839 million above 2003. The principal factors explaining the changes in earnings are shown in the table below.

US$m

2003 Net earnings	1,508
Exclude: Exceptional gains	126

2003 Adjusted earnings	1,382
Prices	1,638
Exchange rates	(247)
Inflation	(118)
Grasberg slippage	(203)
Volumes	270
Energy costs	(81)
Other costs	(173)
Other	(247)

2004 Adjusted earnings	2,221
Add: exceptional net gains	592

2004 Net earnings	2,813

Stronger markets resulted in higher prices for most of the Group’s products. Compared with 2003, average copper prices of 130c/lb were over 60 per cent higher, average aluminium prices of 78c/lb were 20 per cent higher and average gold prices of US$409/oz were 13 per cent higher. Average molybdenum prices were over two and a half times those of 2003.

      The benchmark iron ore price increased 18.6 per cent. This resulted in increased seaborne iron ore prices, mainly effective from 1 April 2004. The seaborne thermal coal market also strengthened during the year with the benefit of higher prices flowing through progressively in the second half of the year.
      The US dollar weakened further against those currencies in which the Group incurs the majority of its costs. Against the Australian dollar it averaged 12 per cent weaker. The effect of this and other currency movements on operating costs reduced earnings by US$326 million. The effect on earnings of the revaluation of monetary items to period end exchange rates was also adverse, although relative to a more substantial charge in 2003 it had a positive effect of US$61 million. Gains on currency hedges initiated by North and Comalco before they became wholly owned subsidiaries in 2000 increased earnings by US$18 million compared with 2003.
      Production of copper and gold from the Freeport managed Grasberg mine was significantly below 2003 as a consequence of the material slippage in the fourth quarter of 2003. The effect of this on volumes and costs, net of insurance, was to reduce 2004 earnings by US$203 million. Production had returned to normal by the fourth quarter of 2004.
     Excluding the effects of the Grasberg slippage, higher volumes, mainly from new projects at Diavik (diamonds), Hail Creek (coking coal), West Angelas (iron ore) and additional output from Escondida (copper) increased earnings by US$270 million. As a result of tropical cyclone Monty the volume growth from the Western Australian iron ore operations was more modest than would otherwise have been the case.
      Excluding the effect of inflation, higher energy costs and the Grasberg slippage, the impact on earnings of increased costs was US$173 million. Strong markets create cyclical cost pressures within the industry. Higher prices for skilled labour, steel, rubber, diesel, explosives and freight have all had an effect on operating costs.
      At Hamersley, costs were also higher due to increased material movement, including prestripping, and higher maintenance activity. Tropical cyclone Monty had a prolonged effect on the costs as well as volumes at Hamersley and Robe (iron ore). Adverse cost variances at Argyle (diamonds) were attributable largely to lower production and at Palabora (copper) to lower volumes and increased depreciation following the commissioning of the underground project.
      Excluding exceptional items, the effective tax rate of 29 per cent was in line with that of 2003.
      Other variances included the absence of earnings from divested businesses which reduced earnings by US$122 million.
      The East 1 Pushback project at Kennecott Utah Copper was approved in February 2005. This project is a higher value, lower capital intensive, but shorter life option than the previous mine plan which was predicated on development of an underground mine from 2013. Options to extend operations beyond 2017, including further open pit and underground developments, will be fully studied over the coming years but the results for 2004 include a one off, non cash charge of US$36 million due to the increase in the present value of environmental remediation provisions. Pending any extension of the assumed mine life beyond 2017 there will be an increase in annual charges for depreciation and amortisation of discount from 2005 of around US$45 million.
      In 2004 there were gains on disposals of undeveloped properties totalling US$38 million. Against this, the 2003 earnings of Rio Tinto Brasil included a benefit of US$32 million resulting from the part reversal of an impairment provision.
      The remaining ‘other’ variance includes business interruption insurance claims to the extent that the costs are retained in the Group and reversion to a higher effective tax rate in the US.
      The 2004 exceptional items of US$592 million include a net profit on disposals of businesses (US$913 million), a charge of US$160 million relating to Colowyo (coal) and a provision of US$161 million, after tax and outside shareholder interests, for the write down of the carrying value of Palabora’s copper assets.
      Gains relating to disposals of businesses include US$518 million

32	Rio Tinto 2004 Annual report and financial statements

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FINANCIAL REVIEW

profit on sale of the Group’s equity interest in Freeport-McMoRan Copper & Gold Inc. (FCX). Rio Tinto invested in the Grasberg ore body through purchase of an equity interest in FCX and participation in the Grasberg joint venture: these were two components of one investment decision. The investment occurred prior to the introduction of FRS10 and the goodwill arising was therefore eliminated directly against reserves in accordance with Rio Tinto’s then current UK GAAP accounting policy. On disposal of the equity interest in FCX, goodwill of US$228 million attributable to this part of the total investment was written back through reserves and deducted from the profit on disposal.
      Against a background of adverse financial results, a review of Palabora’s business was finalised in the third quarter of 2004. Following this review, the workforce was reduced by 13 per cent and the management levels by 20 per cent. These events triggered an assessment of the balance sheet value of Palabora’s copper assets, using forecast long term copper prices, which resulted in the provision for asset impairment.
      A detailed review of the mine plan and projected cash flows of the Colowyo coal business was completed in June 2004. This indicated that future operating and development costs are substantially higher than previously estimated. As a consequence, an exceptional charge was recorded in the first half of 2004 for the writedown of Colowyo’s fixed assets and recognition of related onerous contract obligations.
      The 2003 exceptional items of US$126 million relate to gains on the disposal of Kaltim Prima Coal and Peak/Alumbrera (gold, copper). No tax was payable on these gains.

2003 compared with 2002
Net earnings of US$1,508 million compared with US$651 million reported for 2002. Adjusted earnings of US$1,382 million were US$148 million below 2002. The principal factors explaining the changes in earnings are shown in the table below.

US$m

2002 Net earnings	651
Exclude: Exceptional charges	(879)

2002 Adjusted earnings	1,530
Prices	442
Exchange rates	(412)
Inflation	(106)
Volumes	38
Energy costs	(54)
Other costs	(82)
Other	26

2003 Adjusted earnings	1,382
Add: exceptional gains	126

2003 Net earnings	1,508

The weakening of the US dollar against the currencies in which most of the Group’s costs are denominated reduced earnings by US$412 million. The average levels of the Australian dollar, Canadian dollar and South African rand were respectively 20 per cent, 11 per cent and 39 per cent stronger in 2003 than in 2002. The effect of these and other currency movements on operating costs was to reduce earnings by US$352 million. The effect of the shift in exchange rates on balance sheet values expressed in the functional currencies of the relevant units further reduced earnings and this charge was US$100 million more than the corresponding charge in 2002. Gains on currency hedges initiated by North, Ashton and Comalco, before they became wholly owned subsidiaries in 2000, increased earnings by US$40 million relative to 2002.
      The prices of many products were stronger, increasing earnings by US$442 million. Copper prices averaged 13 per cent higher; gold 17 per cent and aluminium seven per cent. The copper price was 51 per cent higher at the end of the year than at the beginning and this led to a favourable effect from provisional pricing of US$39 million. Benchmark iron ore prices increased by nine per cent.
      Over the full year, seaborne thermal coal prices were on average seven per cent lower and realised uranium prices were lower due to some higher priced contracts expiring at Rössing.

      Overall, volume changes increased earnings by US$38 million. Lower gold and molybdenum volumes at Kennecott Utah Copper, as a result of reduced by product grades, partly offset volume growth from new mines at Diavik and West Angelas (iron ore) and capacity expansions at Escondida and Hamersley. The benefit of higher gold grades at Grasberg, particularly in the first half of the year, was negated by lower production following a slippage in the mine in the fourth quarter of the year. Robust demand for diamonds enabled Argyle to reduce inventories. Volumes of titanium dioxide feedstock were affected by weak markets.
      Turning to costs, higher oil, power and gas prices reduced earnings by US$54 million. Average oil prices were US$3.50 per barrel or 14 per cent higher than in 2002. Gas prices in the US market were also higher and there were also increases in electricity prices, principally in New Zealand.
      Excluding the effects of energy prices and the US$106 million impact of inflation, cost increases reduced earnings by US$82 million. Two significant events adversely affected cost performance in the period. In the first half of the year, there was a three week smelter shut down at Kennecott Utah Copper as a result of an acid plant failure. The slippage at the Grasberg mine in the fourth quarter impacted both production volumes and costs.
      Costs at Coal & Allied were affected by higher demurrage caused by a shortage of rail capacity in the Hunter Valley. Lower earnings at Rio Tinto Iron & Titanium included a charge associated with the partial write down of a customer receivable.
      Excluding exceptional items, the effective tax rate at 28.8 per cent compared with 31.2 per cent for 2002. The lower charge in 2003 reflected reduced tax payments in the US and a number of one off benefits including a credit of US$8 million resulting from the proposed entry into the Australian tax consolidation regime, with effect from 1 January 2003.
      The after tax net interest charge was US$36 million less than in 2002, due both to lower interest paid and higher capitalised interest. The net central cost of the Group’s pension schemes was about US$60 million higher than in 2002.
      The net earnings of Rio Tinto Brasil include a credit of US$32 million resulting from the reversal of part of an impairment provision relating to Fortaleza (nickel) recorded in a previous year.
      The 2003 exceptional items of US$126 million relate to gains on the disposal of Kaltim Prima Coal, Peak and Alumbrera. No tax was payable on these gains.

Cash flow
2004 compared with 2003
A record total cash flow from operations, including dividends from associates and joint ventures, of $4,449 million, was 28 per cent above 2003. Working capital levels increased in absolute terms by US$60 million, which is a relatively small amount compared with the increase in sales and production levels.
      Investment in the business continued. Capital expenditure and financial investment of US$2,085 million was US$412 million above 2003. Purchases of property, plant and equipment included the major expansion of iron ore capacity in Western Australia, the construction of the Comalco Alumina Refinery, and the purchase of West Antelope coal reserves by Kennecott Energy.
      Disposals of interests in businesses generated proceeds of over US$1.5 billion. The largest components of this were the sale of shares in FCX and the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in Brazil.
      The net cash inflow before management of liquid resources and financing, but after dividends, was $1,888 million.

2003 compared with 2002
The Group’s operating cash flow remained strong. Total cash flow from operations of US$3,486 million, including dividends from associates and joint ventures, was only seven per cent below 2002 despite ten per cent lower adjusted earnings.

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FINANCIAL REVIEW

Financial review continued

      Tax paid included an amount of US$106 million relating to the disputed tax assessments from the Australian Tax Office described in note 29 of the Financial statements. The amount paid has been recorded as a receivable in these accounts because the directors believe that the relevant tax assessments are not sustainable.
      Investment in the business continued at a high level. Capital expenditure and financial investment of US$1,673 million was US$197 million less than 2002. Purchases of plant and equipment included the expansion of iron ore capacity and the construction of the Comalco Alumina Refinery. Purchases less sales of investments in 2002 of US$323 million mainly related to US Treasury bonds held as security for the deferred consideration on the North Jacobs Ranch acquisition, of which US$76 million were sold in 2003.
      The sale of assets, principally Peak, Alumbrera and Kaltim Prima Coal, generated a cash inflow of US$405 million.

Balance sheet
Shareholders’ funds increased by US$2,547 million. Profits exceeded dividends declared by US$1,751 million and there was a write back of goodwill of US$228 million relating to the disposal of shares in FCX. Exchange rate translation changes increased shareholders’ funds by US$542 million.
      As a result of the strong cash flow, both from operations and from disposals, net debt fell from US$5,646 million to US$3,751 million. The ratio of net debt to total capital fell to 21.7 per cent from 33.8 per cent at 31 December 2003. Interest was covered 20 times (2003: 11 times).
      As detailed in note 18 to the Financial statements, US$806 million (19 per cent) of the Group’s borrowings at the end of 2004 will mature in 2005.
      At the year end, medium and long term borrowings totalled US$3,337 million. The amount issued under the US$3 billion European Medium Term Notes Programme was US$1.5 billion of which US$204 million is repayable within one year.
      In addition to the above, the Group’s share of the third party net debt of joint ventures and associates totalled US$602 million at 31 December 2004. This debt is set out in note 14 to the Financial statements, which includes a description of the Group’s responsibilities in relation to Colowyo’s debt. The debt held by other joint ventures and associates is without recourse to the Rio Tinto Group.

Liquidity and capital resources
Rio Tinto plc and Rio Tinto Limited enjoy strong long and short term credit ratings from Moody’s and Standard and Poor’s shown below.

	Long term	Short term	Outlook

Standard & Poor’s	A+	A-1	Stable
Moody’s	Aa3	P-1	Stable

The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. These ratings continue to provide financial flexibility and consistent access to debt via money or capital markets and enable very competitive terms to be obtained.
      The Group’s commercial paper programmes are fully backed by bank standby facilities which totalled US$1.45 billion at 31 December 2004, of which US$0.85 billion was on terms exceeding one year. These facilities can be drawn upon at any time.

      As at 31 December 2004, the Group had contractual obligations other than bank borrowings repayable on demand arising in the ordinary course of business as follows:

	Total	Less	Between	Between	After 5
		than 1	1 and 3	3 and 5	years
US$m		year	years	years

Contractual cash
obligations
Debt (a)	4,143	806	2,043	813	481
Operating leases	114	36	37	10	31
Unconditional purchase
obligations	3,232	386	747	611	1,488
Deferred consideration (b)	250	96	126	28	–
Other (c)	700	564	48	88	–

Total	8,439	1,888	3,001	1,550	2,000

(a)	Debt obligations exclude bank borrowings repayable on demand.
(b)	Deferred consideration relates to outstanding Lease By Acquisition payments at Kennecott Energy.
(c)	Other relates to long term obligations including capital commitments.

On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated internal cash generation, the directors believe that the Group has sufficient short and long term sources of funding available to meet its liquidity requirements.
      The Group’s committed bank standby facilities contain a financial undertaking that the Group’s consolidated income before interest and taxes for any annual accounting period shall not be less than three times consolidated interest payable for such period. The ratio for 2004 was 29.6. The Group does not have any financial agreements that would be affected to any material extent by a reduction in the Group’s credit rating.
      The Group’s policy is to centralise surplus cash balances whenever possible.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and US dollars are the most important currencies influencing costs.
      In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A weakening of the US dollar against the currencies in which the Group’s costs are determined has an adverse effect on Rio Tinto’s net earnings. The approximate effects on the Group’s UK GAAP net earnings of ten per cent movements from the 2004 full year average exchange rates of the currencies having most impact on costs are as follows:

	Average	Effect of
	exchange rate	10% change
	for 2004	in full year
	in US cents	average US$m

Australian $	73	190±
Canadian $	77	45±
Rand	16	20±

These sensitivities are based on 2004 prices, costs and volumes and assume that all other variables remain constant. They take into account the effect of hedges as disclosed in note 28 to the Financial statements. These exchange rate sensitivities include the effect on operating costs of movements in exchange rates but exclude the impact through revaluation of foreign currency working capital. They should, therefore, be used with care.

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FINANCIAL REVIEW

     In the case of the Australian dollar, for example, there is a significant degree of natural protection against cyclical fluctuations, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     In addition, earnings drawn up in accordance with International Financial Reporting Standards will be affected by exchange differences relating to certain US dollar debt and derivatives as explained on page 144.
     Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the natural currency for borrowing and holding surplus cash. Modest amounts of cash are held in other currencies for short term operational reasons.
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a significant proportion of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group’s profit and loss account on consolidation with a corresponding adjustment directly to reserves. This means that financing in US dollars impacts in a consistent manner on the Group’s consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located.
     The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in note 28 to the Financial statements, as at 31 December 2004 there were forward contracts, including synthetic forwards, to purchase A$1,113 million in respect of future trading transactions. From the Group’s perspective, these contracts offset the impact of exchange rate variations on a portion of the local currency costs incurred by various subsidiaries. A significant part of the above hedge book was acquired with North Ltd. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2004, only 20 per cent of the Group’s net debt was fixed rate. Based on the Group’s net debt at 31 December 2004, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$21 million.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
     Approximately 40 per cent of Rio Tinto’s 2004 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     The approximate effect on the Group’s net earnings of a ten per cent change from the full year average market price in 2004 for the following metals would be:

	Average market price for 2004	Effect of 10% change in full year average US$m

Copper	130 c/lb	160 ±
Aluminium	78 c/lb	110 ±
Gold	US$409/oz	40 ±

The above sensitivities are based on 2004 volumes and give the estimated impact on net earnings of changes in prices, assuming that all other variables remain constant. These should be used with care. The relationships between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The sensitivities allow for the effect of the commodity hedges maturing in 2005, as disclosed in note 28 to the Financial statements.

Treasury management and financial instruments
Treasury activities operate as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Corporate funding and overall strategic management of Rio Tinto’s balance sheet is handled by the London based Group Treasury.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     The derivative contracts in which the Group is involved are valued for the purposes of the Financial instrument disclosures in the Financial statements by reference to quoted market prices, quotations from independent financial institutions or by discounting expected cash flows.

Dividends
Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars.
     Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns. Rio Tinto plc shareholders receive dividends in pounds sterling and Rio Tinto Limited shareholders receive dividends in Australian dollars, which are determined by reference to the exchange rates applicable to the US dollar two days prior to the announcement of dividends. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the previous year’s total US dollar dividends.

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FINANCIAL REVIEW

Financial review continued

Critical accounting policies and estimates
Dual listed company reporting
As explained in detail in Outline of dual listed companies’ structure and basis of financial statements, the consolidated Financial statements of the Rio Tinto Group on pages 85 to 141 deal with the results and assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. They are prepared under UK GAAP and satisfy the obligations of Rio Tinto Limited, as laid down by the Australian Securities and Investments Commission. This Annual report also includes a statement setting out the effect of the adjustments to net earnings and to shareholders’ funds for the Group that would be required under Australian GAAP. The US dollar is the presentation currency used in these Financial statements, as it most reliably reflects the Group’s global business performance.
      The treatment of gains and losses on US dollar debt is described above in the section dealing with Exchange rates, reporting currencies and currency exposure.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). There are numerous uncertainties inherent in estimating ore reserves; and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
      Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges in a particular year.
      When such changes impact on particular income generating units, their carrying values are assessed by reference to the higher of disposal value and the net present value of forecast future cash flows. The cash flows are particularly sensitive to changes in two parameters: exchange rates and commodity selling prices. Management considers that over the long term there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). But such compensating changes are not synchronized and do not fully offset each other. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the US dollar weakens without commodity price offset, cash flows and, therefore, net present values are reduced.
      Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, derived principally from analysis of the cost of production. Exchange rate assumptions used in reviews of carrying values are forecasts of future long term rates. Rio Tinto uses historical averages of exchange rates as a starting point for these forecasts. The price and exchange rate assumptions may, therefore, be different from current levels.
      For the majority of Rio Tinto’s businesses, by both number and by value, the net present value of the expected cash flows is substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to the net present value of the cash flows, and these are reviewed for impairment where appropriate. The effects of exchange rates and commodity price changes on the values of these units relative to their book values are monitored closely.

Close down, restoration and environmental obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs. Where the ultimate cost of environmental disturbance is uncertain, there may be variances from these cost estimates which could affect future financial results.
      Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

Post retirements benefits
Post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24, which requires gradual recognition of the surpluses and deficits that emerge as a result of variances from actuarial assumptions. As permitted under the transitional arrangements, FRS 17 has not been implemented in the 2004 financial statements. Under FRS 17, all deficits would be recognised in full and surpluses would be recognised to the extent that they are considered recoverable. FRS 17 transitional disclosures are included on pages 131 to 134. If FRS 17 had been applied in drawing up the 2004 Financial statements, shareholders’ funds would have been US$756 million lower, including the impact of the level of stock markets at 31 December 2004, and net earnings would have been US$27 million higher.

Overburden removal costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine.
      Stripping of waste materials continues during the production stage of the mine. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. Those mining companies that expense stripping costs as incurred will report greater volatility in the results of their operations from period to period.
      Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material.
      The amount of stripping costs deferred is based on the ratio obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is used, being a more practical basis for matching costs with the related economic benefits where there are important byproducts or where the grade of the ore is relatively stable from year to year.
      In operations that experience material fluctuations in the ratio on a year to year basis over the life of the mine, deferral of stripping costs will smooth the cost of stripping expensed in individual reporting periods, in relation to production of ore or contained minerals, as applicable. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine ratio. The life of mine ratio is based on the proven and probable reserves of the operation.
      In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a discrete section of the orebody. The new development will be characterised by a major departure from the life of mine stripping ratio. Excess stripping costs during such periods are deferred and subsequently amortised on a unit of production basis.
      Deferred stripping costs form part of the total investment in the relevant income generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
      During 2004, production stage stripping costs incurred by

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FINANCIAL REVIEW

subsidiaries and equity accounted operations exceeded the amounts charged against pre tax profit by US$135 million. The net book value carried forward in property, plant and equipment and in investments in joint ventures and associated companies at 31 December 2004 was US$784 million.
      Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group’s share of the results of its equity accounted operations, as appropriate.

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 29 on page 122. These include tax assessments of approximately A$500 million which, based on Counsels’ opinion, the Group expects to be successful in challenging.

International financial reporting standards
Rio Tinto will be reporting its financial performance in accordance with International Financial Reporting Standards (IFRS) starting with the interim 2005 results. The transition project is well advanced.
     The main conceptual differences, identified to date, between UKGAAP and IFRS, insofar as Rio Tinto is concerned, are set out on page 144 of this report. There may be additional differences identified as interpretations in the application of all International Accounting Standards are finalised.
     In early May 2005, full year and half year 2004 financial information under IFRS will be released and the differences between these and the previously reported results explained.

US GAAP Reconciliation
The Group has received a comment letter issued on 30 December, 2004 by the US Securities and Exchange Commission (SEC) relating to its 2003 Annual Report on Form 20-F, which was filed on 26 March, 2004. The SEC reviews such filings as a matter of routine. The Group is currently evaluating and responding to the SEC’s comments. A US GAAP reconciliation and related information for US investors will be provided to US shareholders as required by the Group’s New York Stock Exchange listing agreement and will be available to other shareholders on request from the secretaries of the Companies at the time the Companies’ 2004 Annual report on Form 20-F is filed with the SEC.

Forward looking statements
Forward looking statements are contained in this financial review and attention is drawn to the Cautionary statement on page 8.

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OPERATIONAL REVIEW

Operational review

Iron Ore group

Rio Tinto’s Iron Ore group (RTIO) wholly owns Hamersley Iron in Western Australia. Hamersley wholly owns five mines and also operates the 60 per cent owned Channar mine and the 54 per cent owned Eastern Range mine on behalf of joint venture partners. The Channar mine is a joint venture with an Australian subsidiary of the China Iron & Steel Industry & Trade Group Corporation. The Eastern Range mine is owned in joint venture with the Shanghai Baosteel Group Corporation and was commissioned in April 2004.
     RTIO also includes Rio Tinto’s effective 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia and Rio Tinto’s 59 per cent interest in Iron Ore Company of Canada. The Iron Ore group operates both enterprises, which were acquired in 2000. From 2005, RTIO also manages Rio Tinto Brasil which owns a 100 per cent interest in Mineração Corumbaense Reunida, known as Corumbá.
     In addition, RTIO includes the HIsmelt® direct smelting technology developed in Western Australia and resources held globally, including Orissa (India) and the Simandou (Guinea) deposits.
     At 31 December 2004, the group accounted for 28 per cent of Rio Tinto’s operating assets, an increase of three per cent over the year. In 2004, the group contributed approximately 18 per cent of the Group’s turnover and 26 per cent of adjusted earnings.
     In 2003, Rio Tinto reached agreement with its joint venture partners in Robe River to allow closer cooperation between the Pilbara operations of Hamersley and Robe. In 2004, a new company, Pilbara Iron, was formed to enable the sharing of rail, port and power infrastructure as well as management of non infrastructure assets, including mobile and other mining equipment, and site and corporate services. Coordination was progressively implemented during 2004. Together with Pilbara Rail Company, which runs the combined rail assets of Hamersley and Robe, the two entities manage RTIO’s iron ore assets in the Pilbara as an optimised and integrated operation. Pilbara Iron, including employees seconded to Pilbara Rail Company, employs 2,880 people.
     RTIO Expansion Projects was created in September 2003 to manage the growing portfolio of projects and studies in the Pilbara. The Expansion Projects team operates closely with Pilbara Iron, but is managed independently in order to minimise the impact on operations through project study and implementation phases.
     For the contract year commencing April 2005 Hamersley Iron reached agreement with Nippon Steel on price increases of 71.5 per cent for lump, fine and Yandi ore.

     RTIO employs almost 6,000 people worldwide. Chris Renwick retired as chief executive Iron Ore in December 2004, and was succeeded by Sam Walsh, who is based in Perth, Western Australia.

FINANCIAL PERFORMANCE
2004 compared with 2003
RTIO’s contribution to 2004 earnings was US$569 million, US$70 million higher than in 2003.
     Demand for iron ore continued to be extremely strong across the product range throughout 2004. In addition to strong demand from China where iron ore imports rose 40 per cent compared to 2003, the Japanese steel industry operated near capacity and crude steel production in Korea and Taiwan was at record levels. Reflecting the strength of the market, 18.6 per cent price increases were achieved for fiscal year 2004 for both lump and fines following the nine per cent increases agreed to in 2003.
     In June, new long term agreements with leading Chinese steel mills for the sale of an incremental 40 million tonnes per annum of iron ore were announced. These agreements, together with supply arrangements reached with Nippon Steel and the Shanghai Baosteel Group earlier in the year, underpin the current phase of Rio Tinto’s expansion of port, rail and mine capacity that is on schedule for completion at the end of 2005.

2003 compared with 2002
RTIO’s contribution to 2003 earnings was US$499 million, US$47 million higher than in 2002.
     Demand for iron ore continued to be extremely strong throughout 2003, particularly from China, where imports of iron ore were 30 per cent higher than 2002. Strong demand for iron and steel in China bolstered demand for iron ore in other markets, with Japan, Korea and Taiwan all at record levels.
     Price increases reflected the strong market, with a nine per cent increase for 2003 achieved in May.

Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron operates seven mines in Western Australia, including two mines in joint venture, 630 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron. Hamersley employs approximately 70 people who work in Sales and Marketing. Hamersley has fewer employees than in 2003 as the majority of employees have been transferred to Pilbara Iron.
     In 2003, Hamersley completed option analysis studies to increase its system capacity to ensure its ability to meet the needs of customers and the strong growth in demand for iron ore, particularly in China.
     As a consequence, in December 2003, Rio Tinto approved a US$920 million expansion of the Dampier port, Yandicoogina mine, additional rail assets and feasibility study costs.
     The port expansion will increase Dampier’s export capacity from 74 million tonnes per annum to 116 million tonnes per annum. The Yandicoogina mine expansion will increase its output to 36 million tonnes per annum; capacity was increased to 24 million tonnes per annum in 2004.
     Commissioning of the Yandicoogina expansion will take place in the first half of 2005. Completion of the port expansion is scheduled for late 2005, with progressive commissioning from mid-2005.
     Expansion work is continuing to provide additional rail, power and other infrastructure to complement the new port and mine requirements. Construction is well advanced to interconnect the power systems of Hamersley and Robe. Plans are at an advanced stage to expand and convert Paraburdoo power generation to being gas fired. Pre-development studies to further increase the capacity of existing mines and develop new mines are being progressed.
     Construction of the US$67 million Eastern Range mine was completed in mid-April and its first product was shipped in the second quarter. Located ten kilometres east of Paraburdoo, the mine services an unincorporated joint venture between Hamersley Iron and Shanghai

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OPERATIONAL REVIEW

Baosteel Group Corporation, China’s largest iron and steelmaker. The joint venture, in which Hamersley holds a 54 per cent equity share, will supply ten million tonnes of standard Hamersley iron ore products per year over 20 years.

2004 operating performance
Hamersley Iron’s total production in 2004 was 78.1 million tonnes, 4.7 million tonnes more than in 2003. Rio Tinto’s share of this production was 74.2 million tonnes. Production was severely disrupted in early March by tropical cyclone Monty that required port facilities to be closed, and resulted in significant flood damage to the operations. Most operations returned to normal by the end of April, though the Tom Price mine continued to be affected into July, adversely affecting volumes, product mix and costs.
     Shipments by Hamersley totalled 76.5 million tonnes, including sales through joint ventures. Hamersley’s shipments to China also reached a record level at 39.5 million tonnes, making China by far the single largest destination for Hamersley Iron ore.
     Production from all mines was stretched to achieve these levels, placing cost and other operating stresses on the Hamersley system.
     Costs increased in preparation for volume growth, with increased material movement, pre-stripping and higher maintenance activity. Costs of key mining inputs were inflated as a result of the high level of activity across the mining industry. Drilling and exploration programmes and pre-development studies all added significantly to 2004 costs.
     The Pilbara Rail Company, formed in 2002, which effectively integrates the rail networks of Hamersley and Robe River into a single operation, continued to deliver operational efficiencies. Additional locomotives and ore cars were commissioned to enhance the overall system capacity.
     In the spirit of closer cooperation with Robe, Hamersley shipped four million tonnes of product from its Yandicoogina mine through Robe’s Cape Lambert port facilities, now operated by Pilbara Iron. This has resulted in increased operational flexibility and relieves congestion at Dampier.
     Hamersley Iron is currently undertaking an extensive drilling programme that will accelerate conversion of its resource base into reserves. Focused on supporting strategic mine development options, it is one of the largest drilling efforts in Hamersley’s history.
     In 2004, the Australian Industrial Relations Commission ratified the Rio Tinto Iron Ore Federal Award agreed between Hamersley Iron, Robe River, Pilbara Iron and the Australian Workers Union.
     Hamersley continued to work sustainable development principles into its daily operations throughout the year. The Environmental Management System, certified to ISO 14001, passed the second audit conducted by an external accreditation body. The IronSafe system was launched in 2004, which aligns internal and external health and safety policies, procedures and documentation, throughout Rio Tinto’s Western Australian based iron ore operations.

Hamersley’s total sales of iron ore to major markets in 2004

Million tonnes

China	39.5
Japan	19.0
Other Asia	14.5
Europe	3.5
Total	76.5

NOTE: This table includes 100 per cent of all sales through joint ventures.

Robe River Iron Associates
(Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) also have interests. Robe is the world’s fourth largest seaborne trader in iron ore, employing approximately 570 people, which is fewer than in 2003 as many employees have been transferred to Pilbara Iron.
     Robe operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump, which are Marra Mamba iron ore products.
     West Angelas mine production reached its original design rate of 20 million tonnes per year in the first quarter of 2004, two years earlier than planned. This increased Robe’s production capacity to a nominal 50 million tonnes per year. In 2003, Robe obtained approval to expand West Angelas to 25 million tonnes per year. Work started on the US$105 million expansion in early 2004 and completion is expected by mid 2005.
     The rail expansion project to duplicate almost 145 kilometres of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Rail main line is progressing. Robe uses a dedicated rail system, operated by Pilbara Rail, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert.
     Robe exports under medium and long term supply contracts with major integrated steel mill customers in Japan, Europe, South Korea and China.

2004 operating performance
Robe’s total production in 2004 was a record 48.5 million tonnes, comprising 30 million tonnes from Mesa J, and 18.5 million tonnes from West Angelas. Production of Mesa J ore was affected in the first quarter by flooding caused by tropical cyclone Monty although production levels returned to normal by the end of April. Product quality was affected for a prolonged period. Robe’s total sales were 50.4 million tonnes, with strong demand in all major markets.
     Sales were 31.2 million tonnes of Mesa J and 19.2 million tonnes of West Angelas products. Sales growth was based on increased West Angelas tonnage availability and focused primarily on Japan, where all customers exercised their tonnage options. Further penetration of the Chinese market was also achieved, with sales to China now accounting for one quarter of Robe’s sales. Increased marketing effort in China resulted in the signing of long term agreements with large steel mill customers.
     Further studies are under way to improve understanding of the orebody at West Angelas and to determine appropriate mining strategies. In pit stockpiles were introduced in 2004 which has successfully reduced grade variation.
     As part of a commitment to sustainable development, Robe updated its long term closure plans for each operation in consultation with community stakeholders.

Robe’s total sales of iron ore to major markets in 2004

Million tonnes

Japan	26.6
China	13.0
Europe	8.2
Other Asia	2.6
Total	50.4

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Operational review continuedd

Iron Ore Company of Canada (Rio Tinto: 58.7 per cent)
Rio Tinto’s interest in Iron Ore Company of Canada (IOC) is 58.7 per cent. Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent) are also shareholders in IOC, Canada’s largest iron ore pellet producer. IOC operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland, together with a 420 kilometre railway to port facilities and the partially refurbished pellet plant at Sept-Iles, Quebec.
     Products are transported on IOC’s railway to Sept-Iles. The port is ice free all year and handles ore carriers of up to 255,000 tonnes. IOC exports its concentrate and pellet products to major North American, European and Asia Pacific steel makers.
     The Sept-Iles pellet plant remains closed, following the suspension in September 2001 of the US$240 million refurbishment project.
     A five year labour contract expired at the end of February 2004. As part of the change programme at IOC, a new contract was sought which would include more flexible working arrangements. Negotiations for the new contract started in January but despite protracted negotiations the workforce went on strike on 19 July, finally returning to work on 28 September. Mine operations were halted for ten weeks though ship loading from stockpiles continued for part of this period. IOC employs approximately 1,800 people.

2004 operating performance
Net earnings were US$3 million compared with US$7 million in 2003. The reduction in earnings was attributable to the lost production caused by a ten week strike.
     Pellet production in the first half of 2004 showed a six per cent improvement over the corresponding period in 2003. Although operations recovered well from the shutdown, second half results were significantly affected and, as a result, full year total production was down 22 per cent on the 2003 level.
     During 2004, IOC maintained its focus on the cost reduction programme that commenced in 2002. While progress has been slower than originally anticipated, the new labour agreement provides a further key element in improving the efficiency of the operation. The new agreement, taken together with the further gains made in 2004 in improving the reliability of key production systems, leaves IOC well placed to benefit in 2005. Emphasis remains on improving safety performance.

IOC’s total sales of iron ore to major markets in 2004

Million tonnes

Europe	5.7
North America	3.7
Asia Pacific	2.1
Total	11.5

Mineração Corumbaense Reunida (Corumbá)
(Rio Tinto: 100 per cent)
Corumbá has been transferred to the Iron Ore group in 2005 to accommodate plans to expand production at the mine to 15 million tonnes per year from one million tonnes. In 2004, Corumbá produced 1.3 million tonnes of iron ore which was barged along the Paraguay River to South American and European customers. Logistic options are being considered for expanded export sales, including supplies to a proposed steel making project at Corumbá. Total resources at Corumbá are over 400 million tonnes of lump ore grading 62.7 per cent iron. There are 420 employees.

IRON ORE GROUP PROJECTS
HIsmelt® (Rio Tinto: 60 per cent)
The HIsmelt® project is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt® Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (10 per cent), and Chinese steelmaker Shougang Corporation (5 per cent). The project has received approval for Australian federal government support of A$125 million.
     The HIsmelt® process is a direct iron smelting technology developed largely by Rio Tinto that will convert iron ore fines into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. Notably, the technology allows efficient processing of ore fines with higher levels of impurities.
     A pilot plant to demonstrate the technology is being expanded to commercial scale at Kwinana in Western Australia. Construction began in January 2003. The plant will have a production capability of 800,000 tonnes of pig iron per year. The project was being commissioned at year end. First hot metal is expected to be produced by the end of the first quarter of 2005, after which it is planned the plant will ramp up to 60 per cent of capacity in the first year, 90 per cent in the second, to reach full capacity in the third. Significant industrial relations issues occurred in the latter half of 2004, resulting in 170,000 lost hours of construction.
     In 2003, HIsmelt® signed a process licence agreement with the Laiwu Steel Group Ltd of China to allow for the development of an ironmaking facility using HIsmelt® technology. HIsmelt® has 100 employees.

Orissa, India (Rio Tinto: 51 per cent)
RTIO has a 51 per cent interest in Rio Tinto Orissa Mining, a joint venture with the state owned Orissa Mining Company. The joint venture holds rights to iron ore leases in Orissa, which it is seeking to develop. RTIO has recently appointed a project director to expedite the development of operations in India.

Simandou (Rio Tinto: 100 per cent)

The Simandou deposit in Guinea, west Africa, moved from Rio Tinto Exploration to full project status as part of RTIO in October 2004. Simandou is a greenfields discovery with potential to host significant resources of high grade iron ore. A prefeasibility study, started in fourth quarter 2004, will assess mining and transport options necessary to bring Simandou into production as quickly as possible. The Government of Guinea has an option to take a 20 per cent interest on a commercial basis.

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OPERATIONAL REVIEW

Energy group

Coal (Rio Tinto share) million tonnes MINED	Coal (Rio Tinto share) million tonnes RESERVES	Energy Earnings contribution US$m

Note: 2002, 2003 and 2004 exclude exceptional charges

Rio Tinto Energy group’s coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets. It also includes Rössing Uranium in Namibia and Energy Resources of Australia which supply uranium oxide for electricity generation.
      In 2003, Rio Tinto formed a single management organisation for the Energy group’s coal assets in Australia. Rio Tinto and Coal & Allied (Rio Tinto: 75.7 per cent) agreed to combine Coal & Allied corporate and service functions with those of Pacific Coal to increase efficiencies and lower costs. Pacific Coal (Rio Tinto: 100 per cent) was renamed Rio Tinto Coal Australia (RTCA). Effective 1 February 2004, RTCA manages both Pacific Coal’s existing assets and Coal & Allied’s assets in the Hunter Valley in a centralised management structure which provides for shared costs.
     At 31 December 2004, the Energy group accounted for 13 per cent of Group operating assets and, in 2004, contributed 21 per cent of Rio Tinto’s turnover and 16 per cent of adjusted earnings.
      Preston Chiaro, chief executive Energy, is based in London.

FINANCIAL PERFORMANCE
2004 compared with 2003
The Energy group’s 2004 contribution to adjusted earnings was US$365 million, US$208 million higher than in 2003.
     Results benefited from a strengthening market for thermal coal and the entry of the new Hail Creek mine into a rising market for coking coal.

2003 compared with 2002
The Energy group’s 2003 contribution to adjusted earnings was US$157 million, US$196 million lower than in 2002. A lower export thermal coal price and a stronger Australian dollar were the principal components of the reduced result.

Kennecott Energy (Rio Tinto: 100 per cent)
Kennecott Energy (KEC) wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. KEC also manages the Group’s interest in Colowyo Coal in Colorado, US. In total it employs some 1,770 people.
     One of the largest US producers, KEC sells to electricity generators predominantly in mid western and southern states. Sales are made under multiple year contracts and on a spot basis for one year or less.

     The domestic US market for low sulphur coal continues to grow due to its competitive cost per delivered energy unit and restrictions on sulphur emissions by utilities. Continued strong demand for low cost and low sulphur western coal is expected to increase with the announcement of numerous new coal fired generation projects and increased utilisation of existing coal generation capacity in the US.

2004 operating performance
KEC’s attributable production of 118 million tonnes of coal was nine per cent higher than in 2003 as a result of higher demand for low sulphur coal. Earnings of US$119 million were 35 per cent higher than 2003 earnings of US$88 million. This increase represents higher realised prices and sales volumes and a lower tax charge. KEC also made progress in implementing value delivery initiatives that led to cost reductions, productivity improvements, reduced capital requirements and value adding marketing benefits. These benefits were partially offset by higher fuel prices.
     A detailed review of the mine plan and projected cash flows of the Colowyo coal business was completed in June 2004. This indicated that future operating and development costs are substantially higher than previously estimated. As a consequence of this, an exceptional charge of US$160 million was recorded in the first half of 2004 for the writedown of Colowyo’s fixed assets and recognition of related contract obligations. This is excluded from adjusted earnings.
     Modified mining practices lowered the high wall and waste piles at Cordero Rojo and were successful in alleviating the instability issues that had affected production in 2003.
     KEC successfully bid for an additional 177 million tonnes of in-situ coal reserves at West Antelope at a cost of US$146 million.
     The improved safety performance of 2003 was sustained into 2004.

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia (RTCA), formerly Pacific Coal, manages the Group’s Australian coal interests. These comprise the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent). RTCA also provides management services to Coal & Allied Industries for day to day operation of its four mines.
      About 60 per cent of Blair Athol thermal coal is sold to its two Japanese joint venture partners under contracts extending to 2008 and 2010. The rest is sold by long term and annual agreements to European and southeast Asian customers.
     Production from the wholly owned Tarong mine is sold to Tarong Energy Corporation, an adjacent state owned power utility. A ten year contract for up to 7.5 million tonnes annually expires in 2010.
     Kestrel, the only underground mine, sells mainly metallurgical coal to customers in Japan, south east Asia, Europe and Central America generally on annual agreements.
     After the first commercial shipments in October 2003, the new coking coal mine at Hail Creek ramped up to its production capacity of 5.5 million tonnes per annum during 2004. Acceptance has been strong in all markets, resulting in a decision in mid 2004 to expand production to eight million tonnes per year at a total cost of US$157 million. During 2004, a further two per cent of the asset was sold to existing joint venture partners and eight per cent to Nippon Steel Corporation which entered a 15 year coal purchase contract.
     RTCA employs some 904 people.

2004 operating performance
RTCA’s earnings of US$180 million were 157 per cent higher than in 2003 due to new production from Hail Creek, stronger demand and improved prices. Export thermal coal prices increased by 40 per cent, export coking coal prices increased by 20 per cent and domestic prices by 28 per cent.
     Blair Athol shipments were constrained during the year by infrastructure: early in the year by failure of loading equipment at the Dalrymple Bay Coal Terminal and late in the year by port congestion.

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Operational review continued

Production decreased from 12.5 million tonnes to 12.2 million tonnes while sales were 11.8 million. Kestrel’s production of 3.3 million tonnes matched 2003 while shipments of 3.2 million tonnes of coking and thermal coal were 13 per cent lower than in 2003. The production sequence in 2004 involved two longwall changes. At Tarong, production increased by seven per cent to seven million tonnes in line with increased demand from Tarong Energy Corporation. Hail Creek production was 5.1 million tonnes of which 4.7 million tonnes were shipped.
     Rio Tinto’s share of coal production was 23 million tonnes, an increase of 22 per cent on 2003, principally resulting from production ramp up at Hail Creek.
     Although Blair Athol achieved a 75 per cent reduction over 2003 in lost time injury frequency rate, the business overall improved safety performance by only 15 per cent and fell well short of the best ever recorded in 2002.

Coal & Allied Industries (Rio Tinto: 75.7 per cent)
Coal & Allied Industries (Coal & Allied) is publicly listed on the Australian Stock Exchange and had a market capitalisation of A$2.9 billion (US$2.2 billion) at 31 December 2004. In 2003, a committee of independent Coal & Allied directors, negotiated an agreement with Rio Tinto to combine Coal & Allied’s corporate and management functions with those of Rio Tinto Coal Australia. The combined management organisation lowers costs, achieves economies of scale and removes duplicated functions for both Coal & Allied and Rio Tinto.
     Coal & Allied’s assets are all located within the Hunter Valley in New South Wales, Australia. It wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations and a 55.57 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and in Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
     Coal & Allied employs some 1,095 people.

2004 operating performance
Earnings of US$51 million were achieved compared with a loss of US$24 million in 2003. Export coal prices increased by 37 per cent. Good progress was made in implementing operational cost reductions including the agreement to combine corporate and management functions with those of RTCA, formerly Pacific Coal, and operational integration of the Mount Thorley and Warkworth operations, in order to improve performance in 2004 and beyond.
     At all operations, sales were constrained by insufficient rail infrastructure to meet producer demand. The Port Waratah Coal Services Port Allocation System was introduced in April 2004 to limit ship queues and reduce demurrage and will continue at least through 2005.
     At Hunter Valley Operations production increased from 12 million tonnes to 13.3 million tonnes while sales were 12.8 million tonnes. The integrated Mount Thorley Warkworth operations increased production from nine million tonnes to 10.5 million tonnes while sales were 10.1 million tonnes. At Bengalla, production decreased from 6.2 million tonnes to 5.3 million tonnes due to mine sequencing issues while sales were 5.8 million tonnes.
     Rio Tinto’s share of coal production was 16.7 million tonnes, an increase of nine per cent on 2003, principally resulting from expanded use of seven day rosters, improved productivity and use of contractors to meet strong market demand within the constraints of the Port Allocation System.
     Although the lost time injury frequency rate was reduced by 45 per cent from 2003, the result was overshadowed by a fatal injury to an employee of a contractor at Mount Thorley operations in May.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing produces and exports uranium oxide from Namibia to European, US and Asia Pacific electricity producers. Production has been lower than the 4,500 tonnes per year capacity for some years due to market conditions. Rössing employs approximately 830 people.

2004 operating performance
 Total production of 3,582 tonnes of uranium oxide was 49 per cent higher than 2003 as a result of higher plant availability and improved market conditions. Expiring long term higher priced sales contracts have been replaced by contracts in line with 2004 market prices. Higher realised prices were more than offset by the strengthening of the Namibian dollar against the US dollar resulting in a loss of US$4 million compared with a loss of US$19 million in 2003. Initiatives to deliver cost savings continued, as did studies on opportunities to extend the mine beyond the life of the existing pit.
     In 2004, Rössing’s safety performance continued to improve with a 66 per cent reduction in the lost time injury frequency rate.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is publicly listed and had a market capitalisation of A$1.3 billion (US$1.0 billion) at 31 December 2004. ERA employs approximately 260 people with 13 per cent of the operational workforce represented by Aboriginal people.
     ERA produces uranium oxide at the Ranger open pit mine, 260 kilometres east of Darwin in the Northern Territory. ERA also has title to the nearby Jabiluka mineral lease, which in 2003 was put on long term care and maintenance. Ranger has a 5,500 tonnes per year capacity and began production in 1981. Estimated ore reserves are sufficient to maintain uranium oxide production for approximately eight years at current rates. ERA’s operations including Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park and especially stringent environmental requirements and governmental oversight apply. Uranium oxide from Ranger is sold to electricity utilities in Japan, Korea, Europe and North America.

2004 operating performance
Uranium oxide production of 5,143 tonnes was above the previous year in response to greater sales commitments. Stronger prices were offset by the strengthening Australian dollar and resulted in earnings of US$19 million, an increase of US$8 million from 2003.
     In response to a water contamination incident and a series of equipment radiation clearance breaches that occurred in late 2003 and early 2004, mining and processing operations were suspended for a total of 10 days to ensure that all work necessary to rectify the deficiencies was either complete or under way. In both cases, the government Supervising Scientist's report concluded that it is most unlikely that anyone suffered any long term health effects. ERA has since successfully passed three government audits and has committed to implementing the Australian Health and Safety Standard AS4801 in addition to ISO 14001.
     Safety performance for 2004 deteriorated against 2003 in terms of lost time injuries.

ENERGY GROUP PROJECTS
Clermont Coal (Rio Tinto: 50.1 per cent)
The Clermont deposit is near RTCA’s Blair Athol mine. It is suited to open cut development. A feasibility study commenced in 2004. Integration options with Blair Athol are available following the signing of a strategic alliance agreement by the Blair Athol and Clermont Joint Ventures. JPower joined the Clermont Joint Venture after acquiring a 15 per cent interest from Rio Tinto and Mitsubishi in 2003.

Mount Pleasant (Rio Tinto: 75.7 per cent)
Development of the Mount Pleasant project continued with further optimisation work in 2004 on the pre-feasibility study undertaken in 2002.

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OPERATIONAL REVIEW

Industrial Minerals group

Borates (Rio Tinto share) ’000 tonnes B2O3 content PRODUCTION	Borates (Rio Tinto share) ’000 tonnes B2O3 content RESERVES	Industrial Minerals Earnings contribution US$m

Titanium dioxide (Rio Tinto share) ’000 tonnes PRODUCTION	Titanium dioxide (Rio Tinto share) ’000 tonnes RESERVES

Rio Tinto’s Industrial Minerals group produces borates, industrial salt, talc and titanium dioxide feedstock. Rio Tinto Borax, Rio Tinto Iron & Titanium, Luzenac and Dampier Salt, its principal businesses, are leading suppliers of their respective products.
     The Industrial Minerals group employed approximately 7,000 people in 2004.
     At 31 December 2004, the Industrial Minerals group accounted for 13 per cent of the Group’s operating assets and contributed approximately 15 per cent of Rio Tinto’s turnover and 10 per cent of adjusted earnings in 2004.
     Andrew Mackenzie replaced Tom Albanese as chief executive Industrial Minerals, and is based in London.

FINANCIAL PERFORMANCE
2004 compared with 2003
Industrial Minerals’ contribution to 2004 earnings was US$223 million, 45 per cent higher than in 2003, reflecting higher volumes and prices at Borax, increased prices at Rio Tinto Iron & Titanium and the partial reversal of a writedown taken in 2003 relating to a customer receivable. There was also a steady improvement in trading conditions for both the talc and salt businesses in 2004. These factors were partially offset by the strength of the Canadian dollar and South African rand against the US dollar.
     Rio Tinto Borax’s earnings were 18 per cent higher at US$94 million. The borates business benefited from continued strength in the US housing market and increasing demand from China.
     Rio Tinto Iron & Titanium earnings at US$95 million were 102 per cent higher than in 2003. Although the conventional feedstock market remained in oversupply, earnings benefited from stronger demand for iron, steel, rutile and zircon co-products. Production of conventional slags reflected market conditions, while production of upgraded slag (UGS) continued to run at capacity.

2003 compared with 2002
Industrial Minerals’ contribution to 2003 earnings was US$154 million, 46 per cent lower than in 2002, reflecting the significant weakening of the US dollar against both the Canadian dollar and South African rand and continued weakness across North American and European markets.
     Rio Tinto Borax’s earnings were eight per cent lower at US$80 million. The cost base was negatively impacted by higher natural gas and diesel prices, rising employee benefit costs in California and net one off charges.
     Rio Tinto Iron & Titanium earnings at US$47 million were 71 per cent lower than in 2002 due to the effect of the weak US dollar, soft market conditions and a charge associated with the writedown of a customer receivable in 2003.

Rio Tinto Borax (Rio Tinto: 100 per cent)
Rio Tinto Borax’s Boron mine in California’s Mojave Desert is the world’s largest borate mine. Borates are used in the US for vitreous applications, such as fibreglass, glass wool, high temperature glasses and enamels. The perborate industry, a major market in Europe, uses borates as bleach in detergents. Other uses include ceramics, fertilisers, flame retardants, wood preservatives and corrosion inhibitors. Rio Tinto Borax’s US and UK research laboratories provide technical support and participate in collaborative projects with customers.

2004 operating performance
Production volumes were steady at 565,000 tonnes. Sales were nine per cent higher than 2003, due to good trading conditions driven by the US construction sector, growth from newer applications and Chinese demand.
     The first phase of an expansion of boric acid capacity, announced in 2003, is scheduled to come on stream in 2005. Approval to commence a second phase expansion has been received, with construction to be completed by 2006.

Rio Tinto Iron & Titanium (Rio Tinto: 100 per cent)
Rio Tinto Iron & Titanium (RIT) comprises the wholly owned QIT-Fer et Titane (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper, as well as iron and zircon co-products.
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. Its upgraded slag (UGS) plant supplies the growing chloride sector and is designed for expansion in line with demand up to a capacity of 600,000 tonnes per year from its current level of 250,000 tonnes. During 2003 RIT announced an expansion of its UGS plant to 325,000 tonnes per annum, with new production on schedule to commence in 2005.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.

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OPERATIONAL REVIEW

Operational review continued

2004 operating performance
Demand for titanium dioxide pigment improved strongly throughout 2004 operating performance 2004. However, the feedstock side of the industry continued to be affected by the general oversupply of conventional chloride and sulphate slag feedstocks and feedstock inventory levels at some pigment producers. In contrast, demand for very high grade chloride feedstock products, such as UGS, remains strong. Overall, RIT production of titanium dioxide feedstocks was the same as 2003, reflecting both market conditions and the effect of the introduction of new capacity.
      Demand for iron and steel coproducts was exceptionally strong during 2004, with prices reaching historic highs. Zircon markets continued to be very tight.

Dampier Salt (Rio Tinto: 64.9 per cent)
Dampier Salt (DSL) is now the world’s largest salt exporter. It produces industrial salt by solar evaporation at Dampier, Port Hedland and Lake MacLeod, where it also mines gypsum, in Western Australia.
      The chemical industry in Asia is the principal customer for DSL’s salt whilst gypsum’s main use is in wallboard and cement manufacture.

2004 operating performance
Dampier Salt’s earnings in 2004 were unchanged, at US$10 million. While trading conditions were improved through higher volumes, earnings were impacted by the weakness of the US dollar and escalating costs in north western Australia. Salt production was three per cent higher than 2003, at 7.4 million tonnes (Rio Tinto share: 4.8 million tonnes).
      Commissioning of a new process plant at Dampier began in December 2004.

Luzenac Group (Rio Tinto: 99.9 per cent)
The Luzenac Group operates talc mines, including the world’s largest, in south west France, and processing facilities in Australia, Austria, Belgium, Canada, France, Italy, Japan, Mexico, Spain, the UK and the US.
      Luzenac products are used internationally. Principal uses are in paper, paints, cosmetics, ceramics, agricultural and plastics industries.

2004 operating performance
Earnings in 2004, at US$24 million, were 41 per cent higher than the previous year reflecting recovery in the US paper industry and new product developments. Luzenac’s production in 2004 was six per cent higher than 2003 at 1.44 million tonnes.
      Sales volumes were slightly higher than from 2003, while prices showed gradual improvement.

INDUSTRIAL MINERALS GROUP PROJECTS
QIT Madagascar Minerals (Rio Tinto: 80 per cent)
RIT manages QIT Madagascar Minerals (QMM), in which an agency of the Government of Madagascar has a 20 per cent interest. QMM was formed to evaluate and, if appropriate, develop large mineral sand deposits in the south east of Madagascar.
      In November 2001, QMM was granted an environmental permit by the Government for the proposed minerals sands project. The permit requires QMM to comply with a full range of social and environmental obligations throughout the life of the project.
      A feasibility study is progressing and RIT is working with the Government, as well as all other interested and affected parties, with a view to making a decision on development in 2005.

Rio Colorado Potash (Rio Tinto: option to acquire 100 per cent)
Rio Tinto entered into an option agreement in 2003 to acquire 100 per cent of Potasio Rio Colorado SA, an Argentine company holding the mineral rights and other assets of the Rio Colorado potash project. The project is located 1,000 kilometres south west of Buenos Aires, in the provinces of Mendoza and Neuquen. The option runs until late 2005, during which time Rio Tinto will evaluate the commercial potential for developing the project. A pilot plant was commissioned in 2004 as part of this evaluation.

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OPERATIONAL REVIEW

Aluminium group

Weipa bauxite (Rio Tinto share) million tonnes MINED	Weipa bauxite (Rio Tinto share) million tonnes RESERVES

Alumina (Rio Tinto share) ’000 tonnes PRODUCTION	Aluminium (Rio Tinto share) ’000 tonnes PRODUCTION

Rio Tinto Aluminium Earnings contribution US$m

Earnings attributable to Comalco’s minority interests Earnings attributable to Rio Tinto Note: the last of the Comalco minority interests was purchased in 2000, and 2004 excludes an exceptional item.

Rio Tinto’s Aluminium group encompasses its wholly owned, integrated aluminium subsidiary, Comalco, and its 51 per cent share in Anglesey Aluminium.
      At 31 December 2004, the Aluminium group accounted for 23 per cent of Rio Tinto’s operating assets and in 2004 contributed 17 per cent of Group turnover and 15 per cent of adjusted earnings.
      Oscar Groeneveld succeeded Sam Walsh as chief executive Aluminium, and is based in Brisbane, Australia.

FINANCIAL PERFORMANCE
2004 compared with 2003
Rio Tinto Aluminium’s contribution to 2004 earnings was US$334 million, an increase of 67 per cent.
      Stronger aluminium prices increased earnings by US$162 million with the average three months aluminium price in 2004 at 78 US cents per pound compared with 65 US cents per pound in 2003. The effect of the weakening US currency reduced Aluminium’s earnings by US$55 million.

2003 compared with 2002
Aluminium’s contribution to 2003 earnings was US$200 million, a decrease of 22 per cent from 2002.
      Stronger aluminium prices increased earning by US$51 million with the average three month aluminium price in 2003 at 65 US cents per pound compared with 61 US cents per pound in 2002. The effect of the weakening US currency reduced Aluminium’s earnings by US$111 million.

Rio Tinto Aluminium
Rio Tinto Aluminium is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs about 3,850 people.
      Rio Tinto Aluminium has a large, wholly owned bauxite mine on Cape York Peninsula, Queensland. A US$150 million mine expansion was completed on time to supply the bauxite requirements of the Comalco Alumina Refinery. Approximately 90 per cent of the bauxite from Weipa is shipped to alumina refineries at Gladstone, Queensland and Sardinia, Italy.
      Construction of the first stage of the wholly owned Comalco Alumina Refinery at Gladstone in Queensland was completed in late 2004, ahead of schedule and close to the budget of US$750 million. Operations have commenced and first shipments were made in November 2004, three months ahead of schedule. The refinery is expected to produce 1.4 million tonnes of alumina annually, with full capacity due to be reached by the end of 2006. There is potential for capacity to be increased to over four million tonnes per year in two additional stages and a small team is working on a feasibility study for Stage Two. The majority of the refinery’s Stage One output will go into Rio Tinto Aluminium smelters. The balance will be placed in the traded alumina market. The refinery enables Rio Tinto Aluminium to add further value to the Weipa bauxite deposit and strengthen both Rio Tinto Aluminium’s and Australia’s positions in the world alumina market.
      In 2004, Comalco sold its four per cent interest in the Boké bauxite deposit in West Africa to other shareholders in the joint venture for US$12 million. The gain of US$4 million has been excluded from adjusted earnings.
      In 2003, Comalco signed a long term alumina supply agreement with Norsk Hydro, to supply 300,000 tonnes of alumina in 2005 and then 500,000 tonnes of alumina per year for more than 20 years. This agreement underpins the investment in the Comalco Alumina Refinery.
      Rio Tinto Aluminium’s primary aluminium is produced by smelters at Boyne Island at Gladstone (59.4 per cent), Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey Aluminium (51 per cent) in Wales, UK.

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Operational review continued

2004 operating performanc
Overall, Rio Tinto’s share of bauxite production in 2004 increased by 2004 operating performance four per cent above 2003, despite a first quarter affected by wet weather and the sale of Boké in June 2004.
      Bauxite production at Weipa was 12.6 million tonnes, six per cent higher than in 2003. Weipa bauxite shipments increased eight per cent, to 12.3 million tonnes, compared with 2003 levels.
      QAL production increased by one per cent compared to 2003, despite an interruption to the refinery’s power supply. This interruption reduced production by approximately 85,000 tonnes (33,000 tonnes Rio Tinto share) but otherwise QAL enjoyed strong production for the balance of the year. Eurallumina production increased four per cent over 2003 levels.
      Comalco Alumina Refinery produced 175,000 tonnes beginning in October with first shipments occurring in November, three months ahead of schedule.
      Rio Tinto Aluminium’s share of aluminium production from its four smelters at 837,000 tonnes was 20,000 tonnes above 2003 production. Attributable metal shipments for 2004 were 841,000 tonnes, an increase of 21,000 tonnes, and went to similar destinations as in 2003, primarily Japan, Australia, Europe and Korea.
      Production at Anglesey increased by two per cent, Boyne Island increased by four per cent, Tiwai Point increased by five per cent. The Bell Bay smelter suffered equipment failure in June in the electrical switchyard, resulting in a three per cent decrease in production. The equipment has been replaced and production returned to normal levels.

ALUMINIUM GROUP PROJECTS
Weipa mine expansion (Rio Tinto: 100 per cent)
The US$150 million mine expansion at Weipa in 2004 is expected to increase capacity to 16.5 million tonnes of bauxite per year. The mining upgrade relates to a move to simultaneous mining at Weipa’s Andoom and East Weipa mines and involves a change in ore characteristic (fine ore) to that previously being mined. The majority of the expenditure for the project was on a 9.5 million tonne beneficiation plant to allow mining of lower grade fine ores. The next activity will be the construction of a new US$42 million power station for the Weipa mining operations and surrounding communities.

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Copper group

Copper (Rio Tinto share) ’000 tonnes MINED	Copper (Rio Tinto share) ’000 tonnes RESERVES

Copper (Rio Tinto share) ’000 tonnes REFINED	Copper Earnings contribution US$m

Note: 2004, 2003, 2002 and 2001 exclude exceptional items

Gold (Rio Tinto share) ’000 ounces MINED	Gold (Rio Tinto share) ’000 ounces RESERVES

Other product groups	Copper group

Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and the Resolution Copper project in the US. The group also has management responsibility for Kennecott Minerals Company and Kennecott Land in the US.
      In March 2004, Rio Tinto sold its holding in Freeport-McMoRan Copper and Gold Inc. (FCX) to FCX for net consideration of US$882 million. Later in the year, it divested its interests in the Zinkgruvan and Neves Corvo mines for a net consideration of US$193 million which included a profit sharing adjustment and the sale of the rights to future price participation on the Neves Corvo sale. Sale of the Fortaleza nickel complex in Brazil was completed in early 2004 for total cash consideration of about US$80 million. The sale of Rio Tinto’s 51 per cent interest in Rio Paracatu Mineração for US$250 million was completed at the end of the year. Responsibility for Rio Tinto Brasil, owner of the Corumbá iron ore mine, was transferred to the Iron Ore group. The gains arising from business disposals by the Copper group have been excluded from adjusted earnings.
      At 31 December 2004, the Copper group, which also produces gold as a significant co-product, accounted for 19 per cent of the Group’s operating assets and, in 2004, contributed approximately 22 per cent of Rio Tinto’s turnover, of which 70 per cent was from copper and the remainder mostly from gold. It accounted for 39 per cent of adjusted earnings in 2004.
      Tom Albanese, who took over from Oscar Groeneveld as chief executive Copper, is based in London.

FINANCIAL PERFORMANCE
2004 compared with 2003
The Copper group’s contribution to earnings was US$856 million, US$416 million higher than in 2003. The average price of copper was 130 US cents per pound compared to 80 US cents in 2003. The average gold price of US$409 per ounce increased by 13 per cent.
      Kennecott Utah Copper’s contribution to earnings of US$293 million compared with US$88 million in 2003.
       Rio Tinto’s share of earnings from Escondida increased by US$294 million to US$416 million. Mined production of copper was up 22 per cent due to the resumption of full production at the beginning of 2004.
      The earnings contribution from the Grasberg joint venture decreased by US$66 million to US$38 million chiefly as a result of the material slippage in October 2003. Early in 2004 efforts were directed at accelerating the removal of waste material to restore safe access to the higher grade area of the open pit. Production activities in this area resumed in the second quarter and grades improved during the second half.
      Palabora recorded a loss of US$21 million in 2004 due to the negative effect of the stronger rand in relation to the US dollar combined with lower volumes and higher costs due to continued delays in reaching production capacity in the underground mine.

2003 compared with 2002
The Copper group’s contribution to earnings was US$440 million in 2003, US$99 million higher than in 2002. The average price of copper was 80 US cents per pound compared to 71 US cents in 2002. The average gold price of US$363 per ounce increased by 17 per cent.
      Kennecott Utah Copper’s 2003 contribution to earnings of US$88 million was broadly in line with 2002.
      Rio Tinto’s earnings from Escondida increased to US$122 million despite constrained output in response to weak market demand. Mined production of copper was up 32 per cent (Rio Tinto’s share) due to the commissioning of the new Laguna Seca concentrator.
      The Grasberg joint venture’s earnings contribution decreased by US$5 million to US$127 million chiefly as a result of the material slippage in October. This had an adverse effect on both volumes and costs. In the fourth quarter, only lower grade material was mined from the open pit and near term mine sequencing operations were directed to restoration of safe access to the higher grade areas. Despite full

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Operational review continued

production from the underground mine, mill throughput was still significantly below capacity.
      Earnings at Palabora decreased to US$1 million in 2003 due to the negative effect of the stronger rand in relation to the US dollar combined with lower volumes and higher costs due to delays in reaching production capacity in the underground mine.

Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter complex, near Salt Lake City, US.
      KUC supplies more than ten per cent of annual US refined copper requirements and employs approximately 1,500 people. Negotiation of a new labour agreement, to last until September 2009, was concluded in June 2003. The agreement provided for greater flexibility in deployment of personnel and assignment of work.
      KUC provides some management services to the wholly owned Barneys Canyon gold mine due to its proximity to Bingham Canyon. Mining and milling at Barneys Canyon ended in 2001 but gold production continues until 2005. The operation employs about 20 people.
      KUC, as the owner of 53 per cent of undeveloped land in the Salt Lake Valley of Utah, formed Kennecott Land to develop about 16,000 hectares of the 37,200 hectares owned. The initial 1,800 hectare Daybreak project site lies in the path of expanding residential areas. Kennecott Land has the right to build roads, make utility connections and prepare the land for sale to builders who will construct houses for 30,000 people. Rio Tinto initially invested US$50 million. The first revenues were received in 2004.

2004 operating performance
Net earnings of US$293 million were US$205 million above 2003 assisted by higher metal prices. Byproduct grades, particularly gold and silver, remained at 2003 levels but are anticipated to return to life of mine averages in 2005. Molybdenum production was 48 per cent higher than in 2003 due to higher head grades and recoveries.
      Refined copper production was seven per cent higher than in 2003.
      A project to enlarge the Bingham Canyon open pit was approved in February 2005. The East 1 pushback is expected to extend the life of the open pit to 2017. Capital expenditure on the project is budgeted to be US$100 million for mine facilities, a concentrator upgrade and mobile equipment, and US$70 million after 2008 for the relocation of the in pit crusher and dewatering facilities. The East 1 pushback is a higher value, lower capital intensive option than the previous mine plan which was predicated on development of an underground mine from 2013. Mine development options from 2017 will be reviewed in the context of the decision to proceed with the East 1 pushback, and include various open pit and underground alternatives. A one off non cash charge of US$36 million has been recorded in 2004 to reflect an increase in the present value of provisions for environmental remediation costs, based on the assumption that mining operations cease in 2017. Pending any extension of the assumed mine life beyond 2017, there will be an increase in the annual depreciation charge and amortisation of discount from 2005 of around US$45 million.

Principal operating statistics at KUC 2002 – 2004
	2002	2003	2004

Rock mined (’000 tonnes)	150,331	135,204	129,196
Ore milled (’000 tonnes)	40,720	46,105	45,712
Head grades:
Copper (%)	0.69	0.67	0.63
Gold (g/t)	0.44	0.29	0.29
Silver (g/t)	3.42	3.02	3.04
Molybdenum (%)	0.034	0.027	0.033
Copper concentrates produced (’000 tonnes)	992	1,147	1,106
Production of metals in copper concentrates
Copper (’000 tonnes)	260.2	281.8	263.7
Gold (’000 ounces)	412	305	308
Silver (’000 ounces)	3,663	3,548	3,584
Molybdenum concentrates produced (’000 tonnes)	11.2	8.8	12.9
Contained molybdenum (’000 tonnes)	6.1	4.6	6.8
Concentrate smelted on site (’000 tonnes)	1,096	1,060	1,098
Production of refined metals
Copper (’000 tonnes)	293.7	230.6	246.7
Gold (’000 ounces)	488	308	300
Silver (’000 ounces)	4,037	2,963	3,344

Grasberg (Rio Tinto: 40 per cent joint venture)
Grasberg, in Papua, Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX).
      To meet the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two new trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2004, PTFI contributed US$17.8 million (net of Rio Tinto portion) and Rio Tinto US$1.6 million in total to the funds.
      As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 9,000 workforce by the end of 2004.

2004 operating performance
Grasberg open pit production was affected by two rock slippages in the last quarter of 2003. Consequently, a large part of 2004 was focused on ensuring a safe production environment into the future. This resulted in lower than predicted open pit copper and gold production due to a combination of lower tonnages and grades of ore exacerbated by using low grade ore from the pit to supplement mill production during the first four months of the year. Pit production stabilised during the second half of the year. In December 2004, Rio Tinto and FCX agreed the adjustment to the Participation Agreement and sharing of insurance proceeds attributable to the Grasberg pit slippage incidents. Rio Tinto’s share of insurance proceeds contributed US$20 million to net earnings.

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Principal operating statistics for PTFI 2002-2004
	2002	2003	2004

Ore milled (’000 tonnes)	86,001	74,103	67,750
Head grades:
Copper (%)	1.14	1.09	0.87
Gold (g/t)	1.24	1.54	0.88
Silver (g/t)	3.60	4.03	3.85
Production of metals in concentrates
Copper (’000 tonnes)	864.4	715.8	516.4
Gold (’000 ounces)	3,030	3,262	1,584
Silver (’000 ounces)	6,402	6,474	5,037

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile is one of the largest copper mines in the world, with a mine life expected to exceed 30 years at current rates of production. The mine is 57.5 per cent owned and managed by BHP Billiton.
      Approval was given in 2003 for the US$400 million Escondida Norte project. The satellite deposit will provide mill feed to maintain capacity at Escondida above 1.2 million tonnes per annum of copper in concentrate and cathode to the end of 2008 as existing Escondida mine grades decline. First production from Norte is expected in the fourth quarter of 2005. Rio Tinto’s share of the project cost is US$120 million.
      In 2004 a US$870 million sulphide leach project was approved involving the use of bacteria to leach copper from sulphide ores that would otherwise be discarded as waste. The project will produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode metal per annum for more than 25 years. It is scheduled to start production during the second half of 2006.
      Escondida employs approximately 2,800 people directly, together with 2,400 contractor personnel.

2004 operating performance
Escondida’s mined copper production was 22 per cent higher than in 2003. In late 2003 high clay content in the ore caused problems in recovering water from tailings that inhibited production from the new Laguna Seca concentrator. These problems were resolved in early 2004 and the concentrator achieved an average throughput of 105,216 tonnes per day during the year compared to the design capacity of 110,000 tonnes per day. Overall, Escondida ore tonnes milled were 17 per cent higher and copper grades six per cent higher than in 2003.

Principal operating statistics at Escondida 2002-2004
	2002	2003	2004

Rock mined (’000 tonnes)	306,620	300,386	377,356
Ore milled (’000 tonnes)	46,536	70,347	82,378
Head grade:
Copper (%)	1.58	1.43	1.51
Production of metals in concentrates
Copper (’000 tonnes)	622.6	847.0	1,045.6
Gold (’000 ounces)	126	184	217
Silver (’000 ounces)	2,981	4,728	5,747
Copper cathode (’000 tonnes)	138.7	147.6	152.1

Palabora (Rio Tinto: 49.2 per cent)
Palabora Mining Company (Palabora) is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa.
      Palabora has developed a US$465 million underground mine with a planned production rate of 30,000 tonnes per day of ore. Approximately 1.6 million tonnes of copper are expected to be produced over its 20 year life.
      Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 1,700 people and labour agreements are negotiated annually.

2004 operating performance
Palabora recorded a net loss of US$21 million compared with earnings of US$1 million in 2003. With closure of the open pit mine in 2002 after 40 years of production, a start was made on commissioning of the underground block cave mining project. During 2003 and 2004 the ramp up to full production of 30,000 tonnes per day was hindered by fragmentation problems and poor performance of remote rock breaking equipment. The average production rate of underground ore mined during the last quarter of 2004 was 26,500 tonnes per day, with 27,250 tonnes per day in December, compared to the target of 30,000 tonnes per day.
      The aggregate impact of the limited production from the underground mine, and the strength of the rand against the US dollar, partly offset by cost saving actions, adversely affected earnings, and led to additional borrowing requirements. In addition, this triggered an evaluation of the recoverable amount of Palabora’s copper business which resulted in a provision for asset impairment of US$161 million after tax and outside shareholders’ interests. This is excluded from adjusted earnings.
      Palabora is planning to sell its magnetite iron ore stockpile, a byproduct of previous and current copper mining, that is stored on site. The stockpile is estimated to contain over 235 million tonnes of material grading more than 55 per cent iron.

Principal operating statistics at Palabora 2002-2004
	2002	2003	2004

Ore milled (’000 tonnes)	9,933	11,415	8,657
Head grade:
Copper (%)	0.63	0.59	0.74
Copper concentrates produced (’000 tonnes)	167.9	163.3	187.7
Contained copper (’000 tonnes)	52.2	52.4	54.4
New concentrates smelted on site (’000 tonnes)	258.6	267.6	253.4
Refined copper produced (’000 tonnes)	81.6	73.4	67.5

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine resulted from the acquisition of North Ltd. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
      Following an initial open pit operation at Northparkes in central New South Wales, Australia, underground block cave mining has been undertaken since 1997. With present and future developments, the operation has an expected life of 13 years at current production rates.
      The copper concentrate produced is shipped under long term contracts that provide for periodic negotiation of certain charges, as well as spot sales, to smelters in Japan (67 per cent), Australia (14 per cent) and other countries (19 per cent).
      Northparkes employs approximately 160 people together with 140 permanent contractors.

2004 operating performance
Production from the first underground block cave ceased in early 2003 and is being replaced by the Lift 2 block cave which commenced production in 2004. Progress with mine development for Lift 2 was hampered by high rock stresses which adversely affected mine development but assists in the caving of the orebody with good fragmentation. The transition to Lift 2 was completed in 2004.

Principal operating statistics at Northparkes 2002-2004
	2002	2003	2004

Ore milled (’000 tonnes)	5,364	5,168	5,008
Head grade:
Copper (%)	0.86	0.67	0.79
Gold (g/t)	0.35	0.44	0.66
Production of contained metals
Copper (’000 tonnes)	38.4	27.1	30.0
Gold (’000 ounces)	40.8	48.6	79.4

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KENNECOTT MINERALS (Rio Tinto: 100 per cent)
Kennecott Minerals in the US manages the Greens Creek mine (Rio Tinto: 70 per cent) in Alaska and the Rawhide mine (Rio Tinto: 51 per cent) in Nevada. It also owns the Group’s interest in the Cortez gold mine (Rio Tinto: 40 per cent), also in Nevada. Ore extraction from Rawhide was completed in October 2002 and reclamation work is well advanced.
     Kennecott Minerals employs approximately 300 people, excluding employees of non managed operations.

2004 operating performance
Net earnings of US$79 million were US$19 million above 2003, benefiting from higher gold prices. Gold production decreased by three per cent at the Cortez gold mine.

Greens Creek (Rio Tinto: 70.3 per cent)
In addition to gold, the Kennecott Greens Creek mine on Admiralty Island in Alaska produces silver, zinc and lead.

2004 operating performance
Mill throughput was three per cent higher than in 2003, but due to lower grades, silver and zinc production from Green’s Creek were 17 per cent and nine per cent lower, respectively, than in 2003.

COPPER GROUP PROJECTS
Resolution (Rio Tinto: 55 per cent)
The Resolution project is situated in Arizona, US, in the area of the depleted Magma (Superior) copper mine. In 2001, an agreement was signed with BHP Billiton Base Metals which allowed Rio Tinto to earn a 55 per cent interest in the project by spending US$25 million over six years. In 2003, five deep exploration drillholes intersected significant copper mineralisation, indicating a large deposit at depth. Rio Tinto completed earning its 55 per cent interest in the project in early 2004. The project is currently in the preliminary stages of a prefeasibility study. It is anticipated that studies will take some considerable time.

Cortez Hills (Rio Tinto: 40 per cent)
Rio Tinto holds a 40 per cent interest in the Cortez gold mine, a joint venture with Placer Dome. The mine is located in northeastern Nevada, US, and the associated area of interest includes the Cortez Hills deposit, discovered in 2003 which contains proven and probable reserves of 7.5 million ounces of gold. A feasibility study is in progress to determine the optimum sequencing for development of the deposits within the Cortez area of interest. It is anticipated that operating permits for Cortez Hills will be obtained in 2006, with initial gold production occurring in mid 2007.

Eagle (Rio Tinto: 100 per cent)
The Eagle project is a small tonnage, high grade nickel deposit located in Michigan, US, for which Kennecott Minerals has commissioned a prefeasibility study.

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Diamonds group

Diamonds (Rio Tinto share) ’000 carats MINED	Diamonds (Rio Tinto share) ’000 carats RESERVES	Diamonds Earnings contribution US$m

With diamonds becoming a significant earner for Rio Tinto, the Diamonds product group was formed in 2003 from the former Diamonds & Gold group. The group comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine in Canada, the wholly owned Argyle mine in Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe which started production in 2004 and diamond sales and representative offices in Belgium and India.
     Rio Tinto is a leading proponent of the Kimberley Process which seeks to ensure that only legitimately mined and traded rough diamonds are introduced into the world market. Programmes are in place to ensure that firms operating to acceptable standards of social responsibility process diamonds mined by Rio Tinto. Rio Tinto sells its diamonds through its marketing arm, Rio Tinto Diamonds, according to their mine source in order to gain the benefits of origin.
     At 31 December 2004, Diamonds accounted for eight per cent of the Group’s operating assets and, in 2004, contributed five per cent of Rio Tinto’s turnover and eight per cent of adjusted earnings.
     Keith Johnson, chief executive, Diamonds, is based in London.

FINANCIAL PERFORMANCE
2004 compared with 2003
Diamonds contributed US$169 million to adjusted earnings, an increase of US$56 million from 2003, assisted by the continuing operating success of the Diavik Diamonds mine.
     The diamond market continued to be strong. There was robust growth in retail jewellery sales in the US and the Japanese market grew for the first time in a number of years. Industry rough prices improved, particularly for large, clean, white rough diamonds for which demand has been consistently in excess of supply. Prices also increased for polished diamonds.

2003 compared with 2002
Diamonds in 2003 contributed US$113 million to adjusted earnings, up US$50 million from 2002, reflecting the startup of the Diavik Diamonds mine.
     Demand for rough diamonds was strong throughout 2003 with the rough market outperforming the market for polished stones.

Diavik Diamonds (Rio Tinto: 60 per cent)
Diavik Diamond Mines (DDMI) owns Rio Tinto’s interest in and manages the unincorporated Diavik Diamonds joint venture in the Northwest Territories of Canada.
     The project was completed in 2003 well ahead of schedule and within budget. Initial production of gem quality diamonds commenced in January 2003 with commissioning of the process plant. Production will build up over the next two years.
     DDMI’s commitment to work with Aboriginal communities was formally concluded in five participation agreements, providing training, employment and business opportunities. Procurement contracts for the operating phase were negotiated with Aboriginal businesses.

2004 operating performance
Net earnings were US$145 million, US$104 million more than in 2003. Sales of diamonds continued to attract a high level of interest with prices being achieved at a significantly higher level than originally projected.
     Production continued to ramp up during 2004 and exceeded expectations in nearly all respects. Record volumes were produced as the process plant comfortably exceeded design throughput on a consistent basis. Improving grades continued to reflect the processing of mud rich material that surrounds the kimberlite proper.
     A strategic planning team, separate from mine operations, is studying how best to capture the upside of a stronger market and new geological information for both the A154South and A154North kimberlites. After 12 months of study, Rio Tinto approved the construction of the A418 dike at an expected cost of US$190 million. Construction is planned to commence in mid 2005. Rio Tinto also approved studies to investigate the feasibility of underground mining of three of the four kimberlite bodies. The studies will include the construction of an exploratory decline. The project is expected to cost US$75 million. Diavik includes some of the most valuable kimberlites in the world.

Argyle (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia.
     Production from Argyle’s major resource, the AK1 open pit mine, is expected to continue until 2007 with processing continuing for a short while thereafter. A feasibility study is under way into underground mining by the block caving method beneath the open pit. A decision is expected in 2005 relating to mine closure or further mine development. Development of an exploration decline commenced in 2003 to assist in confirming design criteria. The range of statutory approvals required for underground operation includes environmental and social impact assessments. Argyle employs approximately 780 people.

2004 operating performance
Net earnings of US$23 million were US$49 million lower than in 2003. Diamond production for 2004 was 33 per cent lower with 21 million carats produced. Tight mining conditions prevailed as a result of the deepening open pit which, together with abnormally wet weather, limited mine production. Lower grade ore from stockpiles supplemented ore from the mine.
     Reserves decreased following the development of a new resource model and revised mine plan which resulted in some material being transferred to resources.

Murowa (Rio Tinto: 78 per cent)
Early in 2004, Rio Tinto and Rio Tinto Zimbabwe approved expenditure of US$11 million on a small scale plant to start diamond production at Murowa near Zvishavane in southern Zimbabwe.
     An updated feasibility study confirmed the existence of three kimberlite pipes representing a mining reserve of 18.7 million tonnes of ore at a grade of 0.9 carats per tonne.
     Commercial production commenced in the third quarter. Initial operations are focused on 1.3 million tonnes of weathered material

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Operational review continued

containing 140,000 tonnes of enriched ore. A phased approach reduces the initial investment required and allows confirmation of marketing and regulatory arrangements prior to expansion, which could be considered within three years. Diamonds from Murowa are marketed through Rio Tinto Diamonds in Antwerp. Safeguards are in place regarding the chain of custody of the product. Zimbabwe is a signatory of the Kimberley Process.
     Following the decision to proceed with Murowa, the directors of Rio Tinto Zimbabwe (RioZim) agreed to a restructuring of Rio Tinto’s 56 per cent shareholding in RioZim. As a result of the restructure, Rio Tinto owns a direct 78 per cent interest in Murowa and has a residual economic interest in RioZim. RioZim became an independent, Zimbabwean controlled, listed company owning the remaining 22 per cent of Murowa.

2004 operating performance
Net earnings were US$1 million. The construction and commissioning of facilities and infrastructure was the main objective in 2004. While commissioning problems in the process plant delayed full capacity being reached, the fourth quarter saw the first parcel of diamonds successfully mined, processed and sold.

Other operations

Other operations comprise the Lihir gold mine in Papua New Guinea, the Kelian gold mine in Indonesia and the Sari Gunay gold project in Iran.

Lihir (Rio Tinto: 14.5 per cent)
Lihir Gold is a publicly quoted company formed to finance and develop the Lihir mine in Papua New Guinea. Lihir Gold had a market capitalisation of A$1.49 billion (US$1.16 billion) at 31 December 2004.
     Lihir directly employs approximately 1,070 people, of whom 91 per cent are Papua New Guinea nationals, including 36 per cent Lihirians. Some 1,600 contractors are also employed.

2004 operating performance
Lihir’s contribution to Rio Tinto’s earnings for 2004 included US$12 million resulting from the revaluation of ore stockpiles to restore these to the lower of cost and net realisable value taking account of changes in circumstances including higher gold prices.
     Gold production at Lihir was 8.9 per cent higher than in 2003 due to higher throughput and higher head grades.

Kelian (Rio Tinto: 90 per cent)
Kelian Equatorial Mining (Kelian) operated an open pit gold mine in East Kalimantan, Indonesia.
     Mining ceased in 2003 with production from stockpiled ore completed in February 2005. A mine closure consultative process was completed in 2003 with stakeholders agreeing on the key mine closure directions. Work is continuing on mine closure activities including establishment of post closure institutions, the upgrade of the Namuk tailings dam, and rehabilitation and revegetation. Work is planned for removal of camp and operating facilities and the camp site area prepared for future wetlands development.
     Kelian has been reducing employee and contractor numbers as it winds down its operations and focuses on mine closure activities. Settlement of compensation claims is continuing under a 2001 agreement and a number of programmes are in place to provide sustainable solutions for local communities and former employees after closure.

2004 operating performance
Rio Tinto’s share of Kelian’s production was 295,000 ounces in 2004, 30 per cent below the previous year, as a result of the processing of low grade stockpiles.

PROJECT
Sari Gunay (Rio Tinto: 70 per cent)
The Sari Gunay (formerly Dashkasan) project in Iran entered the prefeasibility stage during the year. Work continued on the delineation of the sizeable body of gold mineralisation discovered in Kordestan province in western Iran. Drilling continued to outline additional mineralisation and to increase confidence in existing estimates. Metallurgical test work and community and environmental baseline studies continued.

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Exploration group

Rio Tinto Exploration seeks to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group. The discovery of new resources is essential to replace deposits as they are mined and to help meet the increasing global demand for minerals and metals.
      The Exploration group is opportunistic in approach and its resources are deployed on projects that show the best chance of delivering a world class deposit to Rio Tinto. Mineral exploration is a high risk activity. Rio Tinto’s statistics show that an average of only one in 350 mineral prospects that are drill tested result in a mine for the Group. Rio Tinto believes in having a critical mass of projects, selected through a rigorous process of prioritisation.
      The Exploration group is organised into four geographically based teams and a fifth team that looks for industrial minerals on a global basis. Additionally, a small focused project generation team covers the world for new opportunities.
      At the end of 2004, Rio Tinto was exploring in 30 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, gold, bauxite, iron ore and coal. Exploration employs 191 geologists and geophysicists around the world and has a total complement of 880 people.
      Tom Albanese succeeded David Klingner as head of Exploration, and is based in London.

2004 operating performance
Exploration in 2004 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Encouraging results were obtained from a number of locations.
      Order of magnitude studies were completed on the Simandou (iron ore, Guinea) and Eagle (nickel-copper, Michigan, US) projects. Both projects have been transferred to relevant product group teams for pre-feasibility assessment. Since 2001 five projects have moved from exploration to the next stage of project evaluation including Resolution (copper, Arizona, US) and Potasio Rio Colorado (potash, Argentina). In addition to these projects, near mine exploration has also been undertaken. Where resources have been supplemented or additional resource discovered this has been has reported by the respective product group.
      Several projects are in the process of, or about to initiate, order of magnitude studies to assess their economic potential for advancement to pre-feasibility assessment. An order of magnitude study was commenced at the La Sampala nickel laterite resource in Indonesia, and is nearing completion.
     The Çöpler and Marcona deposits discovered previously were divested in 2003 and 2004 respectively. In 2004, the Group’s interest in the Sepon project in Laos was sold.
     Diamond exploration continued in Canada, southern Africa, Mauritania, Brazil and India. A number of diamond bearing kimberlite pipes were discovered and follow up test work is in progress to gauge economic potential.
      Copper exploration continued in Turkey, Peru, Chile, Argentina and the US. Copper mineralisation was encountered in drilling in projects in Turkey and Peru, which warrant further follow up drill testing.
      Exploration focus on the bulk commodities iron ore, coal and bauxite has been increasing each year for the last several years and evaluation of several projects is continuing with the intention to progress two projects to product group handover in 2005.
      The Exploration group was active in the search for industrial mineral deposits in a number of parts of the world including North and South America, Europe, south east Asia and Turkey.
      The Exploration group continued to support brownfield work at a number of Rio Tinto operations. Additional work to develop the Argyle diamond mine continued. In the US and Argentina, active programmes were conducted in the vicinity of the Boron and Tincalayu mines. In Indonesia, exploration in and around the Grasberg mine led to the addition of further copper reserves.

FINANCIAL PERFORMANCE
2004 compared with 2003
Cash expenditure on exploration in 2004 was US$193 million and the pre-tax charge to earnings was US$187 million, a US$60 million increase over 2003, reflecting increased iron ore exploration in Western Australia and acceleration of evaluation on significant projects by product groups during the year.

2003 compared with 2002
Cash expenditure on exploration in 2003 was US$130 million and the pre-tax charge to earnings was US$127 million, similar to 2002.

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Operational review continued

Technology group

The Technology group provides technical assistance to Rio Tinto’s product groups and their businesses, and advises executive management. In support of the drive towards operational excellence, a key focus is to identify and implement best practices, to improve safety and environmental performance, maximise operating efficiency and add value across Rio Tinto.
       Technology staff include experienced professionals covering all the main industry related disciplines, while the Office of the Chief Technologist manages the Group’s involvement in external and collaborative research.
      The total staff in the Technology group at year end was 362 compared with 333 in 2003.
      John O’Reilly, head of Technology, is based in London. He moves to a part time role on 1 May, 2005 and will be succeeded by Ian Smith, currently managing director, Aluminium Smelting, Comalco.

2004 operating performance
Technical Services
Technical Services continued to increase its involvement with Rio Tinto operations and also provided significant contributions at non managed operations. Activity over the year was again at record levels, with a strong focus on the enhancement of initiatives to improve performance and implement best practice such as in water management and metallurgical margin improvement. New initiatives recently commenced include Excellence in Mine Planning and Resource Management.
      A number of current development projects are linked with external research programmes in order to leverage value for Rio Tinto. Others are focussed on innovation and best practice in key areas to add value in a shorter time frame.

Office of the Chief Technologist
The Office of the Chief Technologist is responsible for the identification and the transfer of technology based opportunities for the Group.
      The external research portfolio covers a broad range of industry related initiatives. Some of these link directly with internal development projects. Work on improving efficiency and reducing costs is continuing in areas such as comminution, water usage and materials handling. A number of breakthrough projects are also being pursued.
      The Rio Tinto Foundation for a Sustainable Minerals Industry approved a further 14 projects for funding.

Technical Evaluation and Project Management
Technical Evaluation continued in its principal role of providing independent review of all major investment proposals being considered by the Group. Risk assessment and management is an important and integral component of the project review process. The unit also continued with the programme of post investment reviews. It has established a database to consolidate the findings so that lessons learned from completed projects can be shared within the Group.
      The Project Management Unit provides ongoing support to major project teams across Rio Tinto, both for projects in execution and those still in the feasibility stage. There was also continued involvement with some major projects at non managed operations. Two project management forums were held during the year focussing on collaboration between projects and lessons learned.

Asset Utilisation
This unit is now well established across the Group and its workload continued to expand. There has been particularly heavy involvement with the iron ore operations in Western Australia which is expected to continue through 2005. The process control group is now well established. The development of tools to improve performance continues, including on asset integrity and remote monitoring.

There is continuing emphasis on ensuring that safety, operability and maintainability issues are fully addressed and incorporated in all the unit’s work.

FINANCIAL PERFORMANCE
The charge for the Technology group against net earnings was US$25 million, compared with US$16 million in 2003. The increase was mainly due to the weaker US dollar and the greater level of activity in all Technology group units.

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Society and
environment

The way we work
Rio Tinto is in business to create value by finding and developing world class mineral deposits and operating and eventually closing operations safely, responsibly and efficiently. To do so, the Group takes a disciplined and integrated approach to the economic, social and environmental aspects of all its activities.
      The approach to achieving this is through implementation of the policies described in The way we work, Rio Tinto’s statement of business practice, at all levels of the business.
      The statement, redistributed in 2003 in 19 languages, is the result of many months of wide internal consultation and discussion and represents shared values from around the Group. The document was published initially in January 1998. It was revised in 2002 in the light of experience, following further Group wide review and consultation, external benchmarking of policies against the best practice of other organisations and approval by the Rio Tinto board.
      The way we work commits the Group to transparency consistent with normal commercial confidentiality, corporate accountability and the application of appropriate standards and internal controls. It sets the basis for how Group companies' employees work and also provides guidance for joint venture partners and others. Every employee is responsible for implementing the policies in the document.
      Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com/se and in the Sustainable development review.

Board responsibilities
The directors of Rio Tinto, and of Group companies, are responsible for monitoring adherence to the Group policies outlined in The way we work. Assurance for performance in these areas involves checking, reviewing and reporting each business’s implementation of the policies, their compliance with regulations and voluntary commitments, and the effectiveness of management and control systems, while also providing mechanisms for improvement.
      As discussed in the section on Corporate governance on page 71, the boards established a process for identifying, evaluating and managing the significant risks faced by the Group. Directors meet regularly, have regular scheduled discussions on aspects of the Group’s strategy and full and timely access to the information required to discharge their responsibilities fully and effectively.
      Rio Tinto’s Compliance guidance requires that the identification of risk be systematic and ongoing. It recommends that each Group company undertakes a structured risk profiling exercise to identify, categorise and weigh the risks it faces in the conduct of its business. Each Group company puts systems in place to ensure that risks are reviewed at an appropriate frequency.
      Total remuneration is related to performance through the use of annual bonuses, long term incentives and stretching targets for personal, financial and safety performance.
      The board’s Committee on social and environmental accountability reviews the effectiveness of policies and procedures. The committee comprises four non executive directors and is chaired by the chairman of the main board. It meets three times annually with the chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.
      Reports for the committee summarise significant matters identified through Rio Tinto’s assurance activities. These include reviews every four years of each business to identify and manage strategic risks in relation to health, safety, and the environment; audits against Rio Tinto standards; annual risk management audits; risk reviews for specific concerns, such as cyanide management and smelter operations; procedures and systems for reporting critical and significant issues and incidents; completion of annual internal control questionnaires by all Group business leaders covering the full spectrum of business and operational risk; and findings and recommendations of the independent external assurance and data verification programme.

Policies, programmes and results
Implementation of the policies in The way we work is discussed in the following sections named according to each policy area. Known risks arising from social and environmental matters and their management in Group businesses are described in the relevant Group operations section.

Safety
Safety is a core value and a major priority. Rio Tinto believes that all injuries are preventable and its goal is zero injuries. To achieve this, full and consistent implementation of and accountability for Rio Tinto’s comprehensive standards, guidelines, systems and procedures is required across the world. The Group is also building a supportive safety culture that requires visible leadership, ongoing education and training and a high level of participation by everyone in the workplace.
      However, there is still some way to go in achieving the goal of zero. In 2004, very regrettably one contractor lost his life at a managed operation. The Group has demonstrated strong improvements in the lost time injury frequency rate (LTIFR) and all injury frequency rate (AIFR) from 2003, with reductions of 21 per cent and 15 per cent respectively. The LTIFR for 2004 was 0.65 per 200,000 hours worked by employees and contractors (2003: 0.82).
      Fines for infringement of safety regulations totalled US$19,200 (2003: US$162,000).

Occupational health
Rio Tinto strives to protect physical health and well being in the workplace. This requires clear standards, consistent implementation, transfer of best practice and improvement through Group wide reporting and tracking of remedial actions.
      During 2004, Group businesses worked to implement the occupational health standards and 81 per cent of employees now work at an operation where the occupational health standards have been implemented. In 2004, there were 72 new cases of occupational disease per 10,000 employees, (2003: 107).
      Operations were temporarily suspended at Energy Resources of Australia’s (ERA) Ranger uranium mine in Australia during March 2004 following an incident of drinking water contamination. The government Office of the Supervising Scientist appointed independent health experts

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OPERATIONAL REVIEW

Operational review continued

to investigate and advise on the potential for long term harm to workers as a result of the water contamination. They concluded that longer term health effects were most unlikely.
     Operations were again temporarily suspended at the end of August 2004 to review safety and health systems following the issue of two reports from the Office of the Supervising Scientist. One report concerned the incident of drinking water contamination and the other concerned radiation clearance procedures for equipment leaving site. Three Australian Government audits arising from the incidents have been satisfactorily completed.
     Rio Tinto’s southern African operations are nearing full implementation of the Group HIV/AIDS strategy. This provides access to antiretroviral therapy that is affordable for employees and a partner. Operations in Asia and west Africa are in the process of refining their local strategies to meet Group requirements.
     In 2004, Rio Tinto set targets to focus attention on reducing noise induced hearing loss across the Group. The target of zero exposure of employees to a noise dose of more than 82 decibels (averaged over eight hours), after allowing for the use of hearing protection was not met, with 0.5 per cent of employees still exposed to noise greater than this limit.
     Fines for infringement of occupational health regulations in 2004 involved four operations, totalling US$257,000 (2003: US$900).

Environment
Wherever possible Rio Tinto prevents, or otherwise minimises, mitigates and remediates, harmful effects of the Group’s operations on the environment.
     To do this, the Group seeks to understand the environmental aspects and impacts of what it does, build what is learned into systems to manage and minimise those impacts, and set targets for improvement.
     After significant Groupwide consultation, Rio Tinto’s environment standards were finalised and approved in 2003 for implementation by June 2005. During 2004, significant work continued on ways to improve efficiency of greenhouse gas emissions, energy use and water withdrawn from the environment.
     By the end of 2004, 84 per cent of operations had implemented ISO 14001 or an equivalent environmental management system (EMS). All Rio Tinto operations are required to have a certified EMS by the end of June 2005: by the end of 2004, 72 per cent of operations had achieved this. There was no change in the number of significant environmental incidents (16) compared to 2003. There was a decrease in the number of significant spills from eight to four. Fines for infringements of environmental regulations involved three operations and totalled US$53,800 (2003: US$126,000).

Land access
Rio Tinto seeks to ensure the widest possible support for its proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
      This involves negotiation of mining access agreements with indigenous landowners; responsible land management and rehabilitation; planning for closure; developing and implementing a biodiversity strategy; and forming strategic partnerships with external organisations.

Political involvement
Rio Tinto does not directly or indirectly participate in party politics nor make payments to political parties or individual politicians.
     A Business integrity guidance, addressing bribery, corruption and political involvement, was issued in 2003 to assist managers in implementing this policy. The guidance covers questions relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.
     Rio Tinto avoids making facilitation payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.

Communities
Rio Tinto sets out to build enduring relationships with its neighbours that are characterised by mutual respect, active partnership, and long term commitment.
     Every business unit is required to have rolling five year community plans which are updated annually. In 2004, a series of pilot studies were completed aimed at achieving a deeper level of understanding of the linkages between mining activities and the economies in which they take place.
     All Group businesses produce their own reports for their local communities and other audiences. Community assurance of the quality and content of these reports is increasing. This provides an opportunity for engagement with the community on their views of programmes sponsored by the operations.
     Businesses managed by Rio Tinto contributed US$87.8 million to community programmes in 2004 (2003: US$70 million). Of the total contributions, US$34.2 million was community investment and US$24.1 million in direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports human rights consistent with the Universal Declaration of Human Rights and Rio Tinto respects those rights in conducting the Group’s operations throughout the world.
     Rio Tinto also supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human Rights and the Global Sullivan Principles.
     Rio Tinto’s Human rights guidance is designed to assist managers in implementing the Group’s human rights policy in complex local situations. It was revised and republished in 2003. In 2004, a web based training module was developed to instruct managers on what the policy means in practice and how to respond to difficult situations.

Employment
Rio Tinto recognises that business performance is closely linked to effective people development. It has a long term plan to strengthen approaches to the training and development of leaders in the Group.
     In 2004, a suite of formal leadership programmes was developed and implemented for both strategic and Group business leaders. In total, ten customised leadership development programmes, involving 225 participants, were successfully run in 2004 in partnership with leading business schools in Europe, North America and Australia. All product groups and businesses were represented. It is planned to run a further ten strategic and business leadership development programmes in 2005 involving about 250 participants.
     As well as using the open programmes run by the London Business School and International Institute for Management Development for future leaders, Rio Tinto commissioned the design of a customised, operational leadership programme to be launched in 2005 with eight programmes involving about 240 further participants from across the Group at manager and superintendent level.
     These programmes are all focused on ensuring that leaders, at all levels, are well prepared for the wide range of current and future challenges they will face in taking forward a complex and commercially successful organisation. All of these programmes are closely integrated with the core leadership competencies Rio Tinto has identified as necessary for effective leaders wherever they work in the organisation.
     Pilot programmes were undertaken in 2004 on the use of career development tools and their application to new and better approaches to coaching and mentoring employees. In 2005, Groupwide workshops to improve the capability of all involved in managing careers will be organised.

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     People development in Rio Tinto is focused on ensuring technical and professional competence. In 2004, five projects were undertaken to define these competencies in Marketing, Finance, Human Resources, Community Relations and Health, Safety and Environment teams. This led to a pilot development programme being successfully designed and delivered for early career Human Resources professionals.
     In 2005, all five streams will focus on implementing across the Group common professional development tools, programmes and systems. Competency in these functions will be extended to cover all other disciplines to ensure that the Group builds and strengthens its skills capability at all levels and to facilitate more effective collaboration on areas of common interest in different businesses.
     In the past few years, Rio Tinto has focused on strengthening and developing leaders; in 2005 the focus will be on developing talent and potential at all levels and building a stronger alignment between individual and business performance.
     Rio Tinto requires safe and effective working relationships in all its operations. Whilst respecting different cultures, traditions and employment practices, common goals are shared, in particular the elimination of workplace injuries, and commitment to good corporate values and ethical behaviour.
     In 2004, Group companies employed 28,000 people (2003: 29,000) and, together with Rio Tinto’s proportionate share of those employed by joint ventures and associates, the total was 33,000 (2003: 36,000) mainly concentrated in Australia and North America. Wages and salaries paid in 2004 excluding Rio Tinto’s proportionate share of joint ventures and associates totalled US$1.7 billion (2003: US$1.5 billion).
     Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice.
     Rio Tinto encourages the involvement of its employees in the Group’s performance through their participation in an employee share scheme. As stated in The way we work, the Group recognises the right of employees to choose whether or not they wish to be represented collectively.

Sustainable development
Rio Tinto believes that its businesses, projects, operations and products should contribute constructively to the global transition to sustainable development.
     All businesses are required to assess the sustainable development case for their activities. Rio Tinto has committed itself to integrating the results of the Mining, Minerals and Sustainable Development (MMSD) analysis of 2002 into the Group’s policy and objectives, and developing measures to assess their implementation. As a founding member of the International Council on Mining and Metals, Rio Tinto is participating in dialogue and programmes to advance industry wide progress on key sustainable development priorities.
     A Sustainable Development Leadership Panel (SDLP) was formed in 2004 to provide Group leadership and encourage businesses to make sustainable development considerations an integral part of business plans and decision making processes.

Openness and accountability
Rio Tinto conducts the Group’s affairs in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities and customers as well as others affected by the Group’s activities.
     Policies on transparency, business integrity, corporate governance and internal controls and reporting procedures are outlined in The way we work. In 2003, a Compliance guidance was issued to provide a framework to enable each Group business to implement and maintain a best practice compliance programme which should identify and manage risks associated with non compliance with laws, regulations, codes, standards and Rio Tinto policies.

Assurance and verification
To be accountable and transparent, assurance is provided to the Group and others that Rio Tinto policies are being implemented fully and consistently across the Group’s businesses and operations.
     The overall objective of the external assurance and data verification programme is to provide assurance that the material in the Sustainable development review is relevant, complete, accurate and responsive, and, in particular, that Rio Tinto’s policies and programmes are reflected in implementation activities at operations. In 2004, Environmental Resources Management (ERM) undertook the external assurance and data verification programme and the results are available in Rio Tinto’s Sustainable development review (previously the Social and environment review).

Competition
Rio Tinto has adopted a specific antitrust policy requiring all employees to compete fairly and to comply with relevant laws and regulations. Under the policy, guidance is provided on contacts with competitors and benchmarking as well as implementation of the policy in individual businesses. As integral parts of the policy, all relevant employees will receive regular training and will be required to certify annually that they are not aware of any antitrust violations.

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Chairman	Executive directors	Non executive directors

1 Paul Skinner (age 60)
Paul Skinner was appointed chairman in November 2003. He graduated in law from Cambridge University and in business administration from Manchester Business School. A director of Rio Tinto since 2001, he is chairman of the Nominations committee and the Committee on social and environmental accountability. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. He is a director of Standard Chartered PLC and the Tetra Laval Group. He is also a member of the board of INSEAD business school. (notes b and d)

Notes
a) Audit committee
b) Nominations committee
c) Remuneration committee
d) Committee on social and
    environmental accountability
e) Independent (as defined on pages 71 and 72)

2 Leigh Clifford (age 57)
Leigh Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer he is a bachelor of engineering and a master of engineering science. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He is a former director of Freeport-McMoRan Copper & Gold Inc and a non executive director of Barclays Bank plc.

3 Guy Elliott (age 49)
Guy Elliott became finance director of Rio Tinto in 2002. He holds an MA from Oxford and joined the Group in 1980 after gaining an MBA from INSEAD business school. He has subsequently held a variety of management positions, including being president of Rio Tinto Brasil from 1996 to 1999.

4 Ashton Calvert (age 59)
Ashton Calvert was appointed a director of Rio Tinto with effect from 1 February 2005. He recently retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador between 1993 and 1998 prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto. (notes b, d and e)

5 Sir David Clementi (age 56)
Sir David was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. Sir David’s earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School. (notes a, c and e)

6 Sir Richard Giordano (age 70)
Sir Richard, who will also retire from the boards at the conclusion of the 2005 annual general meetings, is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. A former chairman of BG Group plc, he is a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. (notes a, b, d and e)

7 Leon Davis (age 65)
Leon Davis, who will retire at the conclusion of the 2005 annual general meetings, is the Group’s Australia based non executive deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and holds a diploma in primary metallurgy and a DSc from Curtis University and the University of Queensland. During nearly 50 years with the Group he has held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000. A former director of Codan Pty. Limited, he is chairman of Westpac Banking Corporation and a director of Huysmans Pty Limited and Trouin Pty Limited, and is also president of the board of The Walter and Eliza Hall Institute of Medical Research. (note d)

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8 Vivienne Cox (age 45)
Vivienne Cox was appointed a director of Rio Tinto with effect from 1 February 2005. She is currently executive vice president of BP p.l.c. for Integrated Supply and Trading and also for Gas Power and Renewables. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing. (note e)

9 Andrew Gould (age 58)
Andrew Gould was appointed a director of Rio Tinto in 2002. He holds a degree in economic history and is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He joined Schlumberger in 1975 from Ernst & Young. (notes a, c and e)

10 Lord Kerr (age 63)
Lord Kerr was appointed a director of Rio Tinto in 2003. He has an MA from Oxford University and was a member of the UK Diplomatic Service for 36 years, heading the service from 1997 to 2002. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. He is chairman of the Court and Council of Imperial College, London; a director of The “Shell” Transport and Trading Company plc and The Scottish American Investment Trust plc. Lord Kerr is also a Trustee of the Rhodes Trust. (notes a, d and e)

11 David Mayhew (age 64)
David Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. (notes a and b)

12 John Morschel (age 61)
John Morschel, who will retire from the boards at the conclusion of the 2005 annual general meetings, was appointed to the boards of Rio Tinto in 1998. Educated in Australia and the US, he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director, followed by two years as an executive director of the Westpac Banking Corporation. A former chairman of CSR Limited and Leighton Holdings Limited, he is chairman of Rinker Group Limited and is a director of ANZ Banking Group

Limited, Tenix Pty Limited, Gifford Communications Pty Limited and Singapore Telecommunications Limited. He is also a patron of the Property Industry Foundation. (notes b, c, d and e)

13 Sir Richard Sykes (age 62)
Sir Richard was appointed a director of Rio Tinto in 1997. Following Sir Richard Giordano’s retirement, he will become Rio Tinto’s senior independent director. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial chemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is a director of Lonza Group Limited and is rector of Imperial College, London. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanic Gardens, Kew. (notes c and e)

14 Richard Goodmanson (age 57)
Richard Goodmanson was appointed a director of Rio Tinto on 1 December 2004. He is executive vice president and chief operating officer of DuPont and holds degrees in civil engineering, economics, commerce and business administration. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for the non US operations of DuPont with particular focus on growth in emerging markets. (notes c, d and e)

Robert Adams died at his home on 27 January 2005. Robert Adams joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He had a long distinguished career with Rio Tinto and becoming a director of Rio Tinto plc in 1991 and of Rio Tinto Limited in 1995 with responsibility for planning and development. He was also a non executive director of Foreign & Colonial Investment Trust plc.

Oscar Groeneveld served as a director until 1 October 2004 when he was appointed chief executive of the Aluminium group. See Senior management on page 60 for his full biography.

Lord Tugendhat served as director until 22 April 2004 when he retired by rotation following the 2004 annual general meetings. He holds a BA and MA in history from Cambridge University, and became a director of Rio Tinto in 1997. A former vice president of the Commission of the European Communities, and chairman of the Civil Aviation Authority, he was chairman of Abbey National plc from 1991 until 2002 when he was appointed chairman of Lehman Brothers Europe Limited.

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Senior management	Company secretaries

1 Tom Albanese (age 47)
Tom Albanese was appointed chief executive of the Copper group and head of Exploration in 2004. He joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco. He holds a BS in mineral economics and an MS in mining engineering. He held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.

2 Preston Chiaro (age 51)
Preston Chiaro was appointed chief executive of the Energy group in 2003. He holds degrees in environmental engineering. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.

3 Oscar Groeneveld (age 51)
Oscar Groeneveld has been with the Group for 29 years and was appointed chief executive of the Aluminium group in October 2004. He has qualifications in engineering, science and management. He has occupied senior roles in coal, aluminium and technology and was Copper group chief executive from 1999 to 2004. Mr Groeneveld was also an executive director of the Group from 1998 to 2004.

4 Keith Johnson (age 43)
Keith Johnson was appointed chief executive, Diamonds in 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. He joined Rio Tinto in 1991 and has held a series of management positions, most recently as managing director of Comalco Mining and Refining.

5 Andrew Mackenzie (age 48)
Andrew Mackenzie joined Rio Tinto in 2004 as chief executive Industrial Minerals. He has a BSc (geology) and a PhD (chemistry) and was previously group vice president, BP Petrochemicals. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.

6 Karen McLeod (age 58)
Karen McLeod was appointed head of Human Resources in 1999. She joined the Group in 1974 at Comalco, working in Aboriginal affairs. She holds a bachelor of social work and a masters in business administration and has held senior positions in human resources, business analysis, marketing and organisation development.

7 John O’Reilly (age 59)
John O’Reilly joined Rio Tinto in 1987, following 20 years’ operations experience in Africa and the Middle East. A metallurgical engineer by profession, he has held a series of management positions within the Group, including director of Rio Tinto Technical Services, chief executive officer, Lihir Gold, and head of the former Gold and Other Minerals group, before being appointed head of Technology in 1999. He will move to a part time role at the end of April 2005 to be succeeded by Ian Smith, currently managing director, Aluminium Smelting with Comalco.

8 Andrew Vickerman (age 50)
Andrew Vickerman is head of Communication and Sustainable Development. His responsibilities include media, public affairs, internal and external communications, as well as oversight of Rio Tinto’s work on sustainable development and with communities. He has BA (Hons), MA and PhD degrees in economics and, prior to joining Rio Tinto in 1991, worked as a development economist and as a consultant for the World Bank and United Nations agencies. Previous roles with Rio Tinto include finance director of Lihir Gold.

9 Sam Walsh (age 55)
Sam Walsh was appointed chief executive of the Iron Ore group in 2004. He holds a bachelor of commerce degree and joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 chief executive of the Aluminium group.

10 Charles Lenegan (age 53)
Charles Lenegan joined the Group in 1981 and has worked in senior roles in diamonds, coal, salt and gold business units in Australia, Indonesia and Zimbabwe. He was appointed managing director, Rio Tinto Australia in March 2004. He has a BSc Economics (Honours) (London) degree and is a chartered accountant.

11 Anette Lawless (age 48)
Anette Lawless joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.

12 Stephen Consedine (age 43)
Stephen Consedine joined Rio Tinto in 1983 and has held positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business and is a Certified Practising Accountant.

Employees
Information on the Group’s employees including their costs, is on pages 56, 95, 122 and 139.

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DIRECTORS’ REPORT

Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the financial statements for the year ended 31 December 2004 on pages 85 to 141.

Activities and review of operations
Details of the Group’s results, operations and principal activities, likely future developments, significant changes during the year and post balance sheet events are set out in the Chairman’s letter on page 2, the Chief executive’s report on pages 3 to 5 and in the Operational review on pages 38 to 57.
     As allowed by Section 299(3) of the Australian Corporations Act, information which may be unreasonably prejudicial, regarding likely future developments in, and the expected results of, the operations of the Group has been omitted.

Dual listed structure
Details of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 81.

Corporate governance
A full report on corporate governance can be found on pages 71 to 75.

Annual general meetings
The 2005 annual general meetings will be held on 14 April in London and on 29 April in Sydney. Notices of the 2005 annual general meetings are set out in separate letters to shareholders of each Company.

Dividends
Final dividends of 23.94p per share and 58.29 Australian cents per share will be paid on 8 April 2005. Full details of dividends paid and dividend policy can be found on page 77.

Directors
The names of the directors who served during the year, together with their biographical details and directorships of other companies in the past three years, are shown on pages 58 to 59. Richard Goodmanson, who was appointed a non executive director on 1 December 2004, and Ashton Calvert and Vivienne Cox, who were appointed to the boards as non executive directors on 1 February 2005, retire and offer themselves for election at the 2005 annual general meetings. Paul Skinner retires by rotation and, being eligible, offers himself for re-election. Sir Richard Giordano, Leon Davis and John Morschel also retire by rotation but do not offer themselves for re-election. Details of directors’ service contracts and letters of appointment can be found on page 66. A table of directors’ attendance at board and committee meetings is on page 71.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance appears in the Remuneration report on pages 63 to 70.
     The Remuneration report includes details of the nature and amount of each element of the remuneration of each director and of the five highest paid executives of the Group.

Secretaries
Details of the company secretaries of each of Rio Tinto plc and Rio Tinto Limited are set out on page 60.

Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify officers of the Companies, including officers of wholly owned subsidiaries, against liabilities arising from Group business, to the extent permitted by law.
     The Group, therefore, purchased directors’ and officers’ insurance in 2004. In broad terms, the insurance indemnifies individual directors’ and officers’ personal legal liability and costs as permitted by law for claims arising out of actions taken in connection with Group business. It is a condition under the insurance contract that detailed terms and premium paid cannot be disclosed.

Employment policies
The average number of people employed worldwide by Rio Tinto, including the Group’s share of joint ventures and associates, was approximately 33,000 (2003: 36,000) during 2004. Of those, about 11,000 were located in Australia and New Zealand, around 9,000 in the US and Canada and 1,000 in the United Kingdom.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto is committed to equality of opportunity for all, as set out in The way we work, and applies this philosophy to recruitment, development and promotion of individuals.
     Within this philosophy, each operating company is further encouraged to develop its own policies and practices to suit individual circumstances. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies actively promote a healthy and safe working environment through training and communication with employees. For further information about Group staff and health and safety initiatives, please see pages 55 to 57.
     Post retirement benefits are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.

Share capital
There were no changes to the authorised share capital of Rio Tinto plc during the year. In 2004, 1,346,874 Rio Tinto plc shares and 280,332 Rio Tinto Limited shares were issued in connection with employee share plans.
     Since the year end 429,764 Rio Tinto plc shares and 167,248 Rio Tinto Limited shares have been issued as a result of the exercise of employee options. As at 14 February 2005, there were 9,253,990 options outstanding over Rio Tinto plc shares and 6,506,800 options outstanding over Rio Tinto Limited shares in connection with employee share plans.
     At the annual general meeting of Rio Tinto plc held in April 2004, the authorities for Rio Tinto plc to buy its own shares and for Rio Tinto Limited to buy shares in Rio Tinto plc were renewed and extended until October 2005. These authorities enable Rio Tinto plc to buy back up to ten per cent of its publicly held shares in any 12 month period. At its annual general meeting held in April 2004, Rio Tinto Limited renewed its shareholder approvals to buy back up to all its shares held by Tinto Holdings Australia Pty Limited, a wholly owned subsidiary of Rio Tinto plc plus up to ten per cent of the publicly held share capital in any 12 month period on market. Neither Company bought back any shares during 2004.

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2004, there were 23 days’ purchases outstanding in respect of Rio Tinto Limited and 24 days’ purchases outstanding in respect of Rio Tinto plc, based on the total invoiced by suppliers during the year.

Donations
Worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$87.8 million (2003:

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US$70 million) and is described more fully in Society and environment on page 55.
      The Group committed A$1 million (about US$750,000) to disaster relief following the tsunami in Asia with support directed mainly to Indonesia and India where the Group has a presence. Total community spending in Australia amounted to A$6.9 million. Donations in the UK during 2004 amounted to £2.1 million of which £0.4 million was for charitable purposes as defined by the Companies Act 1985 and £1.7 million for other community purposes.
      As in previous years, no donations were made for political purposes during 2004 in the EU, or elsewhere as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000, nor in Australia.

Environmental regulation
Details of the Group’s environmental performance is set out on pages 55 to 57.

Value of land
The Group’s interests in land consists mainly of leases and other rights which permit working of the land and the erection of buildings and equipment to extract and treat minerals. This land is normally carried in the financial statements at cost, as the market value depends on product prices over the long term and therefore will vary with market conditions.

Exploration, research and development
Group companies carry out exploration, research and development necessary to support their activities. They also make grants to universities and other institutions which undertake relevant research. Cash expenditure during the year was US$193 million for exploration and evaluation and US$23 million for research and development.

Auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
      PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to re-appoint them as auditors of Rio Tinto plc will be proposed at the 2005 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.
      No officer of Rio Tinto was a former partner or director of either Company’s auditors during 2004.

Non audit services
The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers is compatible with the general standard of independence for auditors on the basis set out in the Audit committee report on page 74.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner Chairman 24 February 2005	Leigh Clifford Chief executive 24 February 2005	Guy Elliott Finance director 24 February 2005

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REMUNERATION REPORT

Remuneration report

Introduction The boards of Rio Tinto (the board) have pleasure in presenting the Remuneration report to shareholders. The report covers the following information:
•	a description of the Remuneration committee and its duties;
•	a summary of the Group’s remuneration policy, including a description of the policy on directors’ and senior executive remuneration;
•	a résumé of the terms of directors’ service contracts and letters of appointment;
•	details of each director’s and certain senior executives’ remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ interests in Rio Tinto shares; and
•	graphs illustrating the performance of the Group, including relative to the HSBC Global Mining Companies’ Index.

Remuneration committee The following independent, non executive directors were members of the Remuneration committee during 2004:
•	Sir Richard Sykes (chairman);
•	Sir David Clementi;
•	Richard Goodmanson (from 1 December 2004);
•	Andrew Gould; and
•	John Morschel.

The committee met five times during 2004. Members’ attendance is set out on page 71.
The committee’s responsibilities are set out in its Terms of Reference which can be viewed on Rio Tinto’s website. They include:
•	recommending any changes to the chairman’s fees;
•	recommending remuneration policy relating to executive directors and senior executives to the board;
•	reviewing and determining the remuneration of executive directors, product group chief executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for executives; and
•	monitoring the effectiveness and appropriateness of executive remuneration policy and practice.

Advisors
Jeffery Kortum, Group advisor, remuneration, attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, and the chief executive, Leigh Clifford, also participated in meetings of the committee, except where issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee but is not present when issues relating to her own remuneration are discussed.
      The committee appointed Kepler Associates, an independent consultant with no other links to the Group, to provide advice on executive remuneration matters.
      To carry out its duties in accordance with its terms of reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hewitt Associates, Hay Group, Watson Wyatt and Monks Partnership.

Corporate governance
The committee reviewed its terms of reference in 2004 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code as attached to the UKLA Listing Rules (the Code) and Principle 9 of the ASX Best Practice Corporate Governance Guidelines, and was constituted in accordance with the requirements of the Code and the ASX Best Practice Corporate Governance Guidelines.

      The board considered the performance of the committee and determined that the committee had satisfactorily performed the duties set out in its terms of reference.
      The 2003 Remuneration report was approved by shareholders at the 2004 annual general meetings.

Executive remuneration policy
Rio Tinto operates in a global market, where it competes for a limited resource of talented, internationally mobile executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
      Rio Tinto has, therefore, designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to produce very high levels of performance.
The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered personal and business performance, with particular emphasis on shareholder value creation;
•	to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally and to support executive placements to meet the needs of the Group.

Executive remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described below.
      The performance related, or variable, elements are the short and long term incentive plans, which are tied to the achievement of personal and business performance goals and are, therefore, at risk. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
      The composition of the total remuneration package is designed to provide an appropriate balance between the fixed and variable components, in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance.
      Excluding allowances and pension/superannuation arrangements, the proportion of total direct remuneration provided by way of variable components comprising the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP) described below, assuming target levels of performance, is currently approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 and 68 per cent for the product group heads.
      Full details of the directors’ annual remuneration before tax and excluding pension contributions are set out in Table 1 on page 67.

Base salary
Base salaries for executive directors and product group chief executives are reviewed annually, taking into account the nature of the individual executive’s role, external market trends and personal and business performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.

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Short term incentive plan (STIP)
STIP provides an annual cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets for executive directors and product group chief executives annually. The executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. The product group chief executives’ payments are linked to Group and product group financial performance, product group safety performance and personal performance. These criteria are partly measured on an actual basis and partly on a basis normalised for fluctuations of market prices and exchange rates. The target level of bonus for these participants for 2005 is 60 per cent of salary, the same as 2004. Executives may receive up to twice their target for exceptional performance against all criteria.
     STIP awards in respect of 2004, payable in 2005, are included as annual cash bonus in Table 1 on page 67.

Long term incentives
Shareholders approved two new long term incentive plans at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
      The new plans are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. The committee regards total shareholder return (TSR) as the most appropriate measure of a company’s performance for the purpose of share based long term incentive plans and both plans therefore use TSR as a performance measure.
      The new plans maintained the expected value of total executive remuneration at approximately the same level as before, but modified the relative proportions in which share options and performance shares may be awarded. For 2004 and 2005, this has meant a shift towards performance shares being the primary long term incentive vehicle.
      Details of awards under the long term incentive plans are set out on pages 69 and 70.

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice.
No options will become exercisable unless the Group has met stretching performance conditions. For grants made prior to 2004:
•	two thirds of options vest when the Group’s adjusted earnings per share growth for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index;
•	the balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved;
•	Rio Tinto performance is tested against the performance condition after three years; and
•	there is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period.

Under the rules of the new plan, approved by shareholders at the 2004 annual general meetings, vesting will be subject to Rio Tinto’s TSR, measured over three years, equalling or outperforming the HSBC Global Mining Index. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If the TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. TSR performance at this level is equivalent to the upper quartile of the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
      In addition, the Remuneration committee retains discretion to satisfy itself before approving any vesting that the TSR performance is a genuine reflection of underlying financial performance.
      Options granted under the new plan before 31 December 2006 will be subject to a single fixed base retest five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any retest. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period.
      Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors. If there were a change of control or a company restructuring, options would become exercisable subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring.
      Where an option holder dies in service, qualifying options vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
      The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP no options are granted at a discount. Executive directors may, however, be granted options at a discount under the Rio Tinto Share Savings Plan, described below.
      Share options granted to directors are included in Table 4 on page 69.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The conditional awards will only vest if performance conditions approved by the committee are satisfied. Again, were there to be a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring. These conditional awards are not pensionable.
      The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The current members of this group are listed at the bottom of the table of comparators on page 65.
      The maximum conditional award size under the current MCCP is two times salary (previously 70 per cent), calculated on the average share price over the previous financial year.
      The following table shows the percentage of each conditional award which will be received by directors and product group chief executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Ranking in comparator group
1st-2nd		3rd	4th	5th	6th	7th	8th	9th-16th

%	150	125	100	83.75	67.5	51.25	35	0

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REMUNERATION REPORT

The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies

Period	Ranking out of 16

1993 – 97	4
1994 – 98	4
1995 – 99	2
1996 – 00	2
1997 – 01	2
1998 – 02	3
1999 – 03	7
2000 – 04	11

Current comparator companies: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco, WMC and Xstrata

Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s performance compared to that of the comparator companies.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or an equivalent amount in cash. In addition, a cash payment to participants equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made.
     Shares to satisfy the vesting may be acquired by purchase in the market, by subscription, or, in the case of Rio Tinto Limited, by procuring that Tinto Holdings Australia Pty Limited transfers existing shares to participants.

Performance of Rio Tinto
To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced in this report. A comparative graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of the Companies relative to other mining companies.

Other share plans
UK executive directors can participate in:
•	the Rio Tinto plc Share Savings Plan, an Inland Revenue approved savings related plan which is open to all UK employees. Under the Plan directors can save up to £250 per month for a maximum of five years. At the end of the savings period the director may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time the savings contract is entered into. The number of options the director is entitled to is determined by the option price, the savings amount and the length of the savings contract; and
•	the Rio Tinto Share Ownership Plan, also an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.

Australian executive directors can participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Shareholding policy
 In 2002, the committee decided that it would be appropriate to encourage executive directors and product group chief executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times salary over five years. Details of directors’ share interests in the Group are set out in Table 3 on page 69.

Pension and superannuation arrangements
United Kingdom
UK executive directors and senior management, like all UK staff, participate in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, final salary occupational pension scheme.
     The Fund provides a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Proportionally lower benefits are payable for shorter service or, having attained 20 years’ service, retirement is taken prior to the age of 60. Spouse and dependants’ pensions are also provided.
     Members retiring early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards.
      Under the rules of the Rio Tinto Pension Fund, all pensions are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     When pensionable salary is limited by the UK Inland Revenue earnings “cap”, benefits are provided from unfunded supplementary arrangements. The UK Government has made a number of pensions related announcements over the last two years and Rio Tinto continues to review developments in UK pensions legislation.
     In February 2005, the defined benefit section of the Rio Tinto pension fund will be closed to new participants. Employees joining after that date will join the new defined contributions section of the Plan.
     No cash contributions were made in 2004 as the Rio Tinto Pension Fund remains fully funded.

Australia
The Australian executive director and senior management are members of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. The executive director is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of seven times final basic salary at age 62. For retirement after 62, the benefit increases to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Executive directors and senior management are not required to pay contributions. During 2004, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
As the increase in the percentage of total remuneration which is dependent on performance is substantial and has risen over recent years, the committee considers it appropriate that a proportion of this at risk pay should be pensionable. Annual STIP awards are pensionable up to a maximum value of 20 per cent of basic salary.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 68.

Service contracts and compensation payments
All executive directors have service contracts with a one year notice period. Rio Tinto has retained the right to pay directors in lieu of notice. Under current pension arrangements, executive directors are normally expected to retire at the age of 60. In 2004, Leigh Clifford’s contractual

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Remuneration report continued

retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements. In the event of early termination, the Group’s policy is to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not reward poor performance.

     Neither of the executive directors are proposed for election or re-election at the forthcoming annual general meetings.

Notice periods:

Name	Date of	Notice period	Remaining
	Agreement		service period
if less than
12 months

Leigh Clifford	30 March 2004	12 months	N/A
Guy Elliott	19 June 2002	12 months	N/A

External appointments
Executive directors are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executive directors’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company. Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on page 68.

Non executive directors’ remuneration
Chairman’s fees and letter of appointment
It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. He does not participate in the Group’s incentive plans or pension arrangements. Details of his fees can be found in Table 1 on page 67.
     Paul Skinner’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders.

Non executive directors’ fees and letters of appointment
The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any increases of their own fees. Fees are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. In the light of the increased volume of committee work following regulatory developments in the UK, US and Australia, it was decided in October 2004 to increase the fees for the chairmen of the Audit committee and Remuneration committee to £20,000 and £15,000 respectively. It was also agreed to increase the fees for Audit committee members to £10,000 and introduce a £5,000 fee for Remuneration committee members.
     Non executive directors do not participate in the Group’s incentive plans, pension or superannuation arrangements or any other elements of remuneration provided to executive directors.
     Non executive directors have a formal letter of appointment setting out their duties and responsibilities which is available for inspection at Rio Tinto plc’s registered office and annual general meeting.
     Details of non executive directors’ remuneration is set out in Table 1 on page 67.

Auditable information
Tables 1, 2, 4 and 5 comprise the auditable parts of the Remuneration report, except the information in Table 1 which is required by the Australian Corporations Act (see note 16 to Table 1).

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless Secretary
Remuneration committee 24 February 2005

TSR (£) – Rio Tinto plc vs FTSE 100
Total return basis Index 1999 = 100

TSR (A$) – Rio Tinto Limited vs ASX All Share
Total return basis Index 1999 = 100

TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index
Total return basis Index 1999 = 100

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REMUNERATION REPORT

Table 1 – Total remuneration of directors and senior executives
Remuneration comprising salary, bonus and benefits

									Subtotal
	Currency of	Base		Annual		Other
	actual payment	salary	[1]	cash bonus	[1]	benefits	[2]	2004	2003
Stated in US$000		US$		US$		US$		US$	US$

Chairman
Paul Skinner		£931		–		32		963	282

Non executive directors
Sir David Clementi		£110		–		–		110	80
Leon Davis		£275		–		–		275	245
Sir Richard Giordano		£191		–		–		191	156
Richard Goodmanson[3]		£8		–		–		8	–
Andrew Gould		£110		–		–		110	91
Lord Kerr		£115		–		–		115	18
David Mayhew[5]		£122		–		–		122	91
John Morschel	A$	155		–		–		155	123
Sir Richard Sykes[4]		£127		–		–		127	92
Lord Tugendhat[7]		£34		–		–		34	91

Executive directors
Robert Adams[9]		£911		789		59		1,759	1,334
Leigh Clifford[9]		£1,428		1,288		375		3,091	2,143
Guy Elliott		£850		855		42		1,747	1,146
Oscar Groeneveld[6,16]	A$/£	776		649		485		1,910	1,223

Five highest paid senior executives below board level[16]
Tom Albanese	US$	635		560		1,334		2,529	1,511
Preston Chiaro	US$	492		400		963		1,855	870
Keith Johnson		£530		517		27		1,074	655
Christopher Renwick	A$	1,000		672		1,447		3,119	1,385
Sam Walsh	A$	709		693		659		2,061	1,108

Remuneration, pension and share scheme fair values[16]
											Total remuneration
				Value of long term incentive schemes					[11]	Adjusted for
	2004	Pension								the term of the	2004	2003
	Subtotal	contributions	[10]	MCCP	[12]	SSP	[13]	SOP	[14]	performance period [15]	Total	Total
Stated in US$000	US$	US$		US$		US$		US$		US$	US$	US$

Chairman
Paul Skinner	963	–		–		–		–		–	963	282

Non executive directors
Sir David Clementi	110	–		–		–		–		–	110	80
Leon Davis	275	–		–		–		–		–	275	245
Sir Richard Giordano	191	–		–		–		–		–	191	156
Richard Goodmanson[3]	8	–		–		–		–		–	8	–
Andrew Gould	110	–		–		–		–		–	110	91
Lord Kerr	115	–		–		–		–		–	115	18
David Mayhew[5]	122	–		–		–		–		–	122	91
John Morschel	155	–		–		–		–		–	155	123
Sir Richard Sykes[4]	127	–		–		–		–		–	127	92
Lord Tugendhat[7]	34	–		–		–		–		–	34	91

Executive directors
Robert Adams[9]	1,759	–		1,451		2		2,770		(3,081)	2,901	2,204
Leigh Clifford[9]	3,091	465		2,646		15		2,503		(2,733)	5,987	4,182
Guy Elliott	1,747	–		1,118		12		1,575		(1,874)	2,578	1,591
Oscar Groeneveld[6,16]	1,910	249		1,212		8		2,203		(2,494)	3,088	2,077

Five highest paid senior executives below board level[16]
Tom Albanese	2,529	48		1,249		3		3,171		(3,154)	3,846	2,379
Preston Chiaro	1,855	37		816		4		1,247		(1,510)	2,449	1,178
Keith Johnson	1,074	–		584		6		520		(807)	1,377	655
Christopher Renwick[17]	3,119	267		1,193		8		1,981		(2,287)	4,281	2,186
Sam Walsh	2,061	228		989		6		1,620		(1,868)	3,036	1,722

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REMUNERATION REPORT

Remuneration report continued

Notes to Table 1
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of 1US$ =£0.5463 or alternatively, into Australian dollars at the rate of 1US$ = A$1.3617, each being the average exchange rate for 2004. The annual cash bonus is payable under the STIP and this may be converted at the 2004 year end exchange rate of 1US$ = £0.519 to ascertain the sterling equivalent or alternatively, 1US$ = A$1.2847 to calculate the Australian dollar value.
2.	Other emolument items include healthcare, 401k contributions in the US where appropriate, car and fuel benefits, travel allowances to attend overseas meetings, and professional advice. Housing, relocation payments, tax equalisation adjustments and children’s education assistance are also provided for executive directors and product group executives living outside their home country. UK executive directors are also beneficiaries under the Rio Tinto All Employee Share Ownership Plan up to a maximum value of £3,000 (US$5,492) and may also contribute to the Rio Tinto Share Ownership Plan where the Company will match their personal contributions to a maximum of £1,500 (US$2,746) per annum. A payment in respect of long service leave is paid to Australian executive directors and senior executives on retirement.
3.	Richard Goodmanson was appointed a director on 1 December 2004.
4.	Sir Richard Sykes’ fees were paid direct to him up until 30 April 2004 and thereafter paid to Imperial College London.
5.	David Mayhew’s fees are paid to Cazenove Group plc.
6.	Oscar Groeneveld resigned as a director on 1 October 2004. The figures shown above relate to his total remuneration with the Group for the year. His emoluments for the period when he was a director amounted to US$1,182,341 comprising salary US$552,811, bonus US$465,237 and other benefits US$164,293.
7.	Lord Tugendhat retired on 22 April 2004 and received a gift to the value of US$3,661.
8.	Emoluments of US$53,022 from subsidiary and associated companies were waived by two executive directors (2003: two directors waived US$98,872). Executive directors have agreed to waive any further fees receivable from subsidiary and associated companies.
9.	In the course of the year, Robert Adams received US$45,763 and Leigh Clifford received US$22,881 in respect of non Rio Tinto related directorships.
10.	Includes actual contributions payable to both defined contribution and defined benefit arrangements that are required to secure the pension benefits earned in the year.
11.	The amount of long term share based compensation represents the estimated value of awards granted under the Rio Tinto Share Option Plan (the SOP), the Share Savings Plan (the SSP) and the Mining Companies Comparative Plan (the MCCP) which had not vested at 1 January 2004 or were granted during 2004.The fair value of the SOP and SSP awards have been calculated using an independent binomial model provided by external consultants, Lane Clark and Peacock LLP. The fair value of options granted to executive directors and product group chief executives under the SOP is 17 per cent of face value. The fair value of the MCCP awards has been calculated at the date of grant by external consultants, Kepler Associates based on the share price at that date and the percentage of the conditional awards expected to be paid out. The fair value of conditional awards made to executive directors and product group chief executives under the plan is 52.5 per cent of the face value. The value of long term share based compensation has been valued in accordance with the guidelines issued by the Australian Securities & Investments Commission dated 28 June 2004 (which replaced those of 30 June 2003). The non executive directors do not participate in the long term incentive share schemes.
12.	The number of conditional shares awarded to executive directors under the MCCP for the twelve month period ending 31 December 2004 are shown under Table 4 of this report. The figures in respect of the five highest paid senior executives of the Group are as follows: Tom Albanese 56,015, Keith Johnson 30,387 and Preston Chiaro 46,995 over Rio Tinto plc ordinary shares and Chris Renwick 44,171 and Sam Walsh 38,023 over Rio Tinto Limited ordinary shares. The market price of the Rio Tinto plc and Rio Tinto Limited ordinary shares were 1276p and A$33.17 respectively.
13.	The award of options to executive directors under the SSP during the 12 month period up to 31 December 2004 are shown in Table 5 of this report. During the same period, of the five highest paid executives, only Preston Chiaro subscribed for 490 Rio Tinto plc ordinary shares at an option price 1277p. These options must be exercised in January 2006.
14.	The award of options to executive directors under the SOP during the twelve month period up to 31 December 2004 are shown in Table 5 of this report. During the same period options awarded to the five highest paid executives of the Group were as follows; Tom Albanese 84,020, Preston Chiaro 70,490 and Keith Johnson 43,500 over Rio Tinto plc ordinary shares and Chris Renwick 42,223 and Sam Walsh 54,400 over Rio Tinto Limited ordinary shares. The options are subject to the performance criteria explained on page 64 and are exercisable between22 April 2007 and 21 April 2014. The exercise price was set at 1329p per ordinary Rio Tinto plc share and A$34.406 per ordinary Rio Tinto Limited share.
15.	The fair value of unvested share grants is spread equally over the term of each plan’s performance period. This adjustment spreads the fair value of each grant of long term incentive shares over a three year period in respect of the SOP, a four year period in respect of the MCCP and the length of the relative contract period under the SSP.
16.	The following additional information is provided to meet the requirements of the Australian Corporations Act 2001:
• details about pension contributions, the value of long term incentive plans and accounting adjustments required to spread the value of long term incentive plans over the performance period;
• the total remuneration of the five highest paid senior executives below board level;
• the inclusion of Oscar Groeneveld’s earnings following his resignation from the board on 1 October 2004.
The bases for determining the figures presented in respect of pension contributions and long term incentive plans are described in notes 10, 11 and 17 respectively.
17.	Christopher Renwick’s “Other benefits” included a statutory retirement payment of US$1,325,552 relating to his service with the Group.

Table 2 – Directors’ pension entitlements (as at 31 December 2004)

			Accrued benefits				Transfer values[3]

	Age	Years of service completed	At 31 December 2003	At 31 December 2004	Change in accrued benefits during the year ended 31 December 2004	Change in accrued benefit net of inflation	At 31 December 2003	At 31 December 2004	Change, net of personal contributions	Transfer value of change in accrued benefit net of inflation
UK directors			£’000 pa pension	£’000 pa pension	£’000 pa pension	£’000 pa pension	£’000	£’000	£’000	£’000

Robert Adams[5]	59	34	360	389	29	18	6,159	7,465	1,306	353
Guy Elliott	49	24	212	256	44	37	2,066	2,915	849	429

Australian directors			A$’000 Lump sum	A$’000 Lump sum	A$’000 Lump sum	A$’000 Lump sum	A$’000	A$’000	A$’000	A$’000

Leigh Clifford[2,3]	57	34	12,099	12,026	(73)	(1,881)	12,099	12,026	(73)	(1,881)
Oscar Groeneveld[2,6]	51	29	4,661	5,079	418	21	4,661	5,079	418	21

Notes to Table 2
1.	A$76,659 and A$42,384 were credited to the respective accounts belonging to Leigh Clifford and Oscar Groeneveld in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of their 2004 performance bonus.
2.	The changes in accrued lump sums for Australian directors are before contributions tax and exclude interest.
3.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.

4.	During the period, Leigh Clifford’s Australian superannuable salary was determined by conversion of his sterling pay to A$ through exchange rates. The reduction in his overall accrued benefits reflects the changes in the exchange rate. The Remuneration committee has resolved that in respect of 2005 Leigh Clifford’s Australian superannuable salary will be uplifted by the same percentage used to uplift his sterling pay.
5.	Robert Adams died on 27 January 2005.
6.	Oscar Groeneveld resigned as a director on 1 October 2004. The accrued entitlement shown above represents the value at this date.

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REMUNERATION REPORT

Table 3 – Directors’ beneficial interests in shares	1 Jan		31 Dec		14 Feb
	2004	[2]	2004	[7]	2005

Robert Adams[3,4]	71,764		72,243		N/A
Ashton Calvert[8]	–		–		–
Sir David Clementi	–		–		–
Leigh Clifford	2,100		2,100		2,100
	76,428		90,296		91,255
Vivienne Cox[8]	–		–		–
Leon Davis	6,100		6,100		6,100
	187,293		187,293		187,293
Guy Elliott[3]	40,847		42,888		42,920
Sir Richard Giordano	1,065		1,065		1,065
Richard Goodmanson	–		–		–
Andrew Gould	–		1,000		1,000
Oscar Groeneveld[4]	19,010		19,010		N/A
	23,515		32,012		N/A
Lord Kerr	–		2,300		2,300
David Mayhew	2,500		2,500		2,500
John Morschel	–		2,000		2,000
Paul Skinner	5,140		5,277		5,277
Sir Richard Sykes	2,359		2,422		2,422
Lord Tugendhat[4]	1,135		1,135		N/A

Notes to Table 3
1.	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited shares stated in italics.
2.	Or date of appointment if later.
3.	These directors also have an interest in a trust fund containing 8,219 Rio Tinto plc shares at 31 December 2004 (1 January 2004: 21,849 Rio Tinto plc shares) as potential beneficiaries of The Rio Tinto Share Ownership Trust. At 14 February 2005 this trust fund contained 8,219 Rio Tinto plc shares.
4.	Lord Tugendhat and Oscar Groeneveld retired and resigned as directors on 22 April 2004 and 1 October 2004 respectively. Robert Adams died on 27 January 2005.

5.	The above includes the beneficial interests obtained through the Rio Tinto Share Ownership Plan, details of which are set out on page 65 under the heading “Other share plans”.
6.	The total beneficial interest of the directors in the Group amounts to less than one per cent.
7.	Or date of retirement or resignation if earlier.
8.	Ashton Calvert and Vivienne Cox were appointed non executive directors on 1 February 2005.

Table 4 – Awards to directors under long term incentive plans

																	Plan terms and conditions

	Plan	1 Jan 2004	[2]	Awarded	[2]	Lapsed	[2]	Vested	[2]	31 Dec 2004	[8]	Conditional award granted	Performance period concludes	Market price at award		Date award vests	Market price at vesting	[4]	Monetary value of vested award US$’000	[4]

Leigh Clifford[6]	MCCP 2001	37,474		–		37,474		–		–		6 Mar 2001	31 Dec 2004	A$34.406		–	–		–
	MCCP 2002	34,435		–		–		–		34,435		13 Mar 2002	31 Dec 2005	A$39.600		–	–		–
	MCCP 2003	36,341		–		–		–		36,341		7 Mar 2003	31 Dec 2006	A$30.690		–	–		–
	MCCP 2004	–		119,581		–		–		119,581		22 Apr 2004	31 Dec 2007	A$33.170		–	–		–

		108,250		119,581		37,474		–		190,357									–

Robert Adams[9]	MCCP 2001	27,330		–		27,330		–		–		6 Mar 2001	31 Dec 2004	1,310	p	–	–		–
	MCCP 2002	25,064		–		–		–		25,064		13 Mar 2002	31 Dec 2005	1,424	p	28 Jan 2005	1,687	p	407
	MCCP 2003	26,837		–		–		–		26,837		7 Mar 2003	31 Dec 2006	1,198	p	28 Jan 2005	1,687	p	436
	MCCP 2004	–		54,372		–		–		54,372		22 Apr 2004	31 Dec 2007	1,276	p	28 Jan 2005	1,687	p	619

		79,231		54,372		27,330		–		106,273									1,462

Guy Elliott[1]	MCCP 2001	7,845		–		6,865		980		–		6 Mar 2001	31 Dec 2004	1,310	p	21 Feb 2005	1,687	p	32
	MCCP 2002	16,935		–		–		–		16,935		13 Mar 2002	31 Dec 2005	1,424	p	–	–		–
	MCCP 2003	22,923		–		–		–		22,923		7 Mar 2003	31 Dec 2006	1,198	p	–	–		–
	MCCP 2004	–		51,550		–		–		51,550		22 Apr 2004	31 Dec 2007	1,276	p

		47,703		51,550		6,865		980		91,408									32

Oscar Groeneveld[6]	MCCP 2001	20,934		–		20,934		–		–		6 Mar 2001	31 Dec 2004	A$34.406		–	–		–
	MCCP 2002	20,322		–		–		–		20,322		13 Mar 2002	31 Dec 2005	A$39.600		–	–		–
	MCCP 2003	21,469		–		–		–		21,469		7 Mar 2003	31 Dec 2006	A$30.690		–	–		–
	MCCP 2004	–		43,785		–		–		43,785		22 Apr 2004	31 Dec 2007	A$33.170		–	–		–

		62,725		43,785		20,934		–		85,576									–

Notes to Table 4
1.	The Rio Tinto Group's 11th place ranking against the comparator group for the MCCP 2001 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. Guy Elliott was not an executive director at that time and along with participating senior executives of the Group, he will qualify for a 12.5 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2.	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited shares stated in italics.

3.	The shares awarded to Guy Elliott under the MCCP 2001 did not vest until 21 February 2005 but, as the performance cycle ended on 31 December 2004, they have been dealt with in this table as if they had vested on that date.
4.	For the purposes of this report the value of the awards have been based on a share price of 1,687p, being the closing share price of Rio Tinto plc ordinary shares of 10p each on 14 February 2005, the latest practicable date prior to the publication of this annual report. The amount in sterling has been translated into US dollars at the year end exchange rate £1.9268.

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REMUNERATION REPORT

Remuneration report continued

Notes to Table 4 continued
5.	The shares awarded under the MCCP 2000 last year vested on 27 February 2004 but, as the performance cycle ended 31 December 2003, they were dealt with in the 2003 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2003 Annual report and financial statements were based on share prices of 1386p and A$35.24, being the closing share prices on 6 February 2004, the latest practicable date prior to the publication of the 2003 Annual report and financial statements. The actual share prices on 27 February 2004, when the awards vested were 1440.5p and A$35.8327 with the result that the values of the awards had been understated in respect of Leigh Clifford by US$3,485, Robert Adams by US$17,335, Guy Elliott by US$2,663 and Oscar Groeneveld by US$1,975.
6.	Leigh Clifford was given a conditional award over 119,581 Rio Tinto Limited shares and Oscar Groeneveld was given a conditional award over 43,785 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting.

7.	A full explanation of the MCCP can be found on pages 64 and 65.
8.	Or as at date of resignation or retirement if earlier.
9.	Robert Adams died on 27 January 2005 and the unvested conditional awards will now vest based on the assumption that Rio Tinto achieved median ranking on each of the outstanding performance cycles. This leads to a 50 per cent vesting in respect of the 2002 and 2003 awards and a 35 per cent vesting in respect of the 2004 award. The awards will be made to his estate at the earliest opportunity and, for the purpose of this report, have been valued using the closing price on 14 February 2005 (see also note 4).

Table 5 – Directors’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

	Option	At 1 Jan	Granted	Exercised	At 31 Dec	Option	Market price	Date from	Expiry date
	type	2004			2004	price	at date of	which first
							exercise	exercisable

Robert Adams[6]	RTPSSP	595	–	–	595	976p	–	1 Jan 2005	31 Dec 2005
		431	–	–	431	876p	–	28 Jan 2005	27 Jan 2006
	RTSOP	69,878	–	69,878	–	820p	1562p	27 May 2001	–
		72,885	–	72,885	–	808.8p	1562p	12 Mar 2002	–
		42,158	–	42,158	–	965.4p	1562p	7 Mar 2003	–
		21,080	–	–	21,080	965.4p	–	28 Jan 2005	27 Jan 2006
		100,268	–	–	100,268	1265.6p	–	28 Jan 2005	27 Jan 2006
		91,320	–	–	91,320	1458.6p	–	28 Jan 2005	27 Jan 2006
		114,014	–	–	114,014	1263p	–	28 Jan 2005	27 Jan 2006
		–	77,700	–	77,700	1329p	–	28 Jan 2005	27 Jan 2006

Leigh Clifford	RTLSSP	959	–	–	959	A$27.86	–	1 Jan 2005	30 Jun 2005
		–	1,486	–	1,486	A$29.04	–	1 Jan 2010	30 Jun 2010
	RTSOP	52,683	–	–	52,683	A$23.4382	–	28 May 2002	28 May 2009
		59,318	–	–	59,318	A$24.069	–	7 Mar 2003	7 Mar 2010
		29,660	–	–	29,660	A$24.069	–	7 Mar 2005	7 Mar 2010
		241,430	–	–	241,430	A$33.0106	–	6 Mar 2005	6 Mar 2011
		208,882	–	–	208,882	A$39.8708	–	13 Mar 2005	13 Mar 2012
		254,132	–	–	254,132	A$33.336	–	7 Mar 2006	7 Mar 2013
		–	179,370	–	179,370	A$34.406	–	22 Apr 2007	22 Apr 2014

Leon Davis	RTSOP	93,978	–	–	93,978	A$23.4382	–	28 May 2002	28 May 2009

Guy Elliott	RTPSSP	1,431	–	–	1,431	1107p	–	1 Jan 2009	30 Jun 2009
	RTSOP	3,807	–	–	3,807	965.4p	–	7 Mar 2005	7 Mar 2010
		13,432	–	–	13,432	1265.6p	–	6 Mar 2005	6 Mar 2011
		61,703	–	–	61,703	1458.6p	–	13 Mar 2005	13 Mar 2012
		97,387	–	–	97,387	1263p	–	7 Mar 2006	7 Mar 2013
		–	73,700	–	73,700	1329p	–	22 Apr 2007	22 Apr 2014
Director leaving the board in 2004

Oscar Groeneveld[7]	RTLSSP	1,431	–	–	1,431	A$27.48	–	1 Jan 2009	30 Jun 2009
	RTSOP	43,851	–	43,851	–	A$23.4382	A$38.76	28 May 2002	–
		33,542	–	33,542	–	A$24.069	A$38.76	7 Mar 2003	–
		16,771	–	–	16,771	A$24.069	–	7 Mar 2005	7 Mar 2010
		80,920	–	–	80,920	A$33.0106	–	6 Mar 2005	6 Mar 2011
		73,965	–	–	73,965	A$39.8708	–	13 Mar 2005	13 Mar 2012
		90,080	–	–	90,080	A$33.336	–	7 Mar 2006	7 Mar 2013
		–	62,600	–	62,600	A$34.406	–	22 Apr 2007	22 Apr 2014

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
2.	Options have been granted under the Rio Tinto Share Option Plan, (“RTSOP”) the Rio Tinto plc Share Savings Plans (“RTPSSP”) and the Rio Tinto Limited Share Savings Plan (“RTLSSP”).
3.	The closing price of Rio Tinto plc ordinary shares at 31 December 2004 was 1533p (2003: 1543p) and the closing price of Rio Tinto Limited shares at 31December 2004 was A$39.12 (2003: A$37.54). The highest and lowest prices during the year were 1574p and 1212p respectively for Rio Tinto plc and A$40.20 and A$31.98 for Rio Tinto Limited.
4.	No directors’ options lapsed during the year.
5.	Or at date of retirement or resignation if earlier.
6.	In accordance with the Plan rules, Robert Adams’ outstanding options become exercisable with immediate effect following his death. His award of options under the 2004 grant has been reduced by 17,881 to 59,819 options.
7.	Oscar Groeneveld exercised his options after his resignation as a director.

Rio Tinto’s register of directors’ interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe for Rio Tinto shares.

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CORPORATE GOVERNANCE

Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are critical to business integrity and performance. The following report describes how this philosophy is applied in practice.
      As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to the Combined Code as attached to the United Kingdom Listing Authority Listing Rules (the Code), the Australian Stock Exchange (ASX) Best Practice Corporate Governance Guidelines and the New York Stock Exchange (NYSE) Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002, when formulating this statement.
      During 2004, Rio Tinto applied the principles contained in Part 1 of the Code. The detailed provisions of Section 1 of the Code have been complied with as described below. Rio Tinto also complied with the ASX Best Practice Corporate Governance Guidelines and has voluntarily adopted the recommendations of the US Blue Ribbon Committee in respect of disclosures to shareholders, as detailed in the Audit committee’s statement on page 74. A statement on compliance with the New York Stock Exchange’s Corporate Governance Listing Standards is contained below in this statement.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout the rest of this report, they will be described as the board.
      The board currently consists of 14 directors: the chairman, two executive directors and 11 non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment.

The role and responsibilities of the board
The role of the board is to provide the Companies with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed to a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. The full list is available on Rio Tinto’s website.
      Responsibility for day to day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
      To ensure an efficient process, the board meets regularly and in 2004 had eight scheduled and one special meeting. Details of directors’ attendance at board and committee meetings are set out below.
      The board has regular scheduled discussions on various aspects of the Group’s strategy and, in line with best practice, a dedicated annual two day meeting at which in depth discussions of Group strategy take place.
      Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
      In addition to these formal processes, directors are in regular communication with senior executives from the different product groups, at formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations.
      The chairman also holds regular meetings with non executive directors without the executive directors present.

Board performance
In 2004, the board conducted a further formal process to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior non executive director, the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues. This evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. Following the evaluation, the directors believe they comply with the requirements of Clause A.6 of the Code and Principle 8 of the ASX Best Practice Corporate Governance Guidelines.

Independence
The board has adopted a policy on directors’ independence. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website.
      The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore,

Directors’ attendance at board and committee meetings during 2004

Name of Director	Board		Audit committee		Remuneration		Committee on social		Nominations
					committee		and environmental		committee
							accountability
	A	B	A	B	A	B	A	B	A	B

Robert Adams	9	8
David Clementi	9	8	8	8	5	4
Leigh Clifford	9	9
Leon Davis	9	9					3	3
Guy Elliott	9	9
Sir Richard Giordano	9	8	8	7			3	3	2	2
Richard Goodmanson[1]	–	–
Andrew Gould	9	8	8	8	5	4
Oscar Groeneveld[2]	7	7
Lord Kerr[3]	9	8	5	5			2	2
David Mayhew	9	8	8	7					2	2
John Morschel	9	9			5	5	3	3	2	2
Paul Skinner	9	9					3	3	2	2
Sir Richard Sykes	9	8			5	5
Lord Tugendhat[4]	3	2	3	3			1	1

A =	Maximum number of meetings the director could have attended
B =	Number of meetings attended
1.	Richard Goodmanson was appointed on 1 December 2004
2.	Oscar Groeneveld resigned on 1 October 2004
3.	Lord Kerr became a committee member on 1 June 2004 (Audit and CSEA)
4.	Lord Tugendhat retired on 22 April 2004

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CORPORATE GOVERNANCE

Corporate governance continued

adopted the following criteria for independence: independence of management, the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both Companies.
      Applying these criteria, the board is satisfied that the majority of the directors, Sir David Clementi, Sir Richard Giordano, Richard Goodmanson, Andrew Gould, Lord Kerr, John Morschel, Sir Richard Sykes, Ashton Calvert and Vivienne Cox are all independent. Although Sir Richard Giordano has served as a director since 1992, the strength, objectivity and nature of his contribution to board and committee discussions are fully consistent with those of an independent director. Sir Richard will retire at the end of the 2005 annual general meetings. Leon Davis, a former chief executive of the Group, and David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, are not independent. Leon Davis will also be retiring by rotation at the end of the 2005 annual general meetings.
      Paul Skinner was, until his appointment as chairman in 2003, an independent, non executive director in compliance with the Code. He satisfies the tests for independence under the ASX Best Practice Corporate Governance Guidelines.
    The directors’ biographies are set out on pages 58 and 59.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Board committees
There are four board committees, the Nominations committee, Audit committee, Remuneration committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees themselves to ensure they continue to be at the forefront of best practice and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. All committee members are non executive directors.
      The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports; review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on page 76 and can be found on the Rio Tinto website.
      The Audit committee is chaired by Sir Richard Giordano and its members are Sir David Clementi, Andrew Gould, David Mayhew and Lord Kerr. Following Sir Richard’s retirement in April 2005, Andrew Gould will assume the chairmanship of the committee.

      The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 63 to 70, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Andrew Gould, John Morschel and Richard Goodmanson.
      The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. It is the committee’s responsibility to ensure that there is a clear, appropriate and transparent process in place to source and appoint new directors. Its responsibilities also include evaluating the balance of skills, knowledge and experience on the board and identifying and nominating, for the approval by the board, candidates to fill board vacancies as and when they arise. The committee reviews the structure, size and composition of the board and makes recommendations with regard to any changes it considers appropriate. The committee also reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Richard Giordano, David Mayhew and John Morschel. Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The committee composition is therefore not fully aligned with recommended practice in the UK. The board takes the view, however, that the skills and experience of the members of the committee, combined with the flexibility of a relatively small committee, makes the current composition both efficient and effective.
      The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in The way we work, Rio Tinto’s statement of business practice, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices. Members of the committee, which is chaired by Paul Skinner, are Ashton Calvert, Leon Davis, Sir Richard Giordano, Lord Kerr, John Morschel and Richard Goodmanson.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see pages 63 to 70.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the Rio Tinto website.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted an External disclosure guidance, which is posted on the website appended to the Corporate governance guidance.
      In addition to statutory documents, Rio Tinto has a comprehensive website featuring in depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and other significant events are available as they happen and as an archive on the website.
      The Group also produces a range of informative publications, which are available on request. For further details, see page 151.
      Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the

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CORPORATE GOVERNANCE

opportunity to ask questions. As recommended by the ASX Best Practice Corporate Governance Guidelines, Rio Tinto Limited’s external auditor attends the AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.
      The main channels of communication with the general investment community are through the chairman, chief executive and finance director, who conduct regular meetings with the Companies’ major shareholders. Non executive directors and the senior independent director are also available as appropriate.
      The Group also organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies and procedures in place to help ensure that high governance and business standards are communicated and achieved throughout the Group.
      Main policies are adopted by the directors after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
      The following policies are currently in place: health, safety and the environment; communities; human rights; access to land; employees; business integrity; bribery and corruption; corporate governance; compliance; external disclosures, including continuous disclosure, and code of ethics covering the preparation of financial statements and political involvement. These policies apply to all Rio Tinto managed businesses.
      There is also a Groupwide “whistle blowing” programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
       Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to the business partners and they are encouraged to adopt similar policies of their own.
      Rio Tinto’s report on social and environmental matters follows the Association of British Insurers’ guidelines. This report can be found on page 55. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website and in the Sustainable development review.

Responsibilities of the directors
The directors are required by UK and Australian company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied, the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
      The directors consider that the financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto's business and supported by reasonable and prudent judgments. The accounting policies have been consistently applied.
      The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Best Practice Recommendation 7.2, this written statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
      The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
      The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of Group and to prevent and detect fraud and other irregularities.
      The directors are also responsible for the maintenance and integrity of the Group’s website. The work carried out by the auditors does not involve consideration of this and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially loaded on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Group is a going concern since it has adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
      The directors are responsible for the Group’s system of internal control and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable but not absolute assurance against material misstatement or loss.
      The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2004 and up to and including the date of approval of the 2004 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
      The Group’s management committees review information on the Group’s significant risks, with relevant control and monitoring procedures, for completeness and accuracy. This information is presented to the directors to enable them to assess the effectiveness of the internal controls. In addition, the board and their committees monitor the Group’s significant risks on an ongoing basis.
      Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
      Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
      Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the executive committee and it is then presented to the board as a further part of their review of the

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Corporate governance continued

Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
      In 2002, the Group also established a Disclosure and procedures committee, which was tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to senior management and directors and will continue to do so.
      The Group has material investments in a number of joint ventures and associated companies. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

The New York Stock Exchange
In November 2003, the SEC approved the new corporate governance listing standards of the New York Stock Exchange (NYSE). The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards.
      The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are consistent with them, with two exceptions where the Company does not meet the strict requirements set out in these standards.
      The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 72. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.
      Rio Tinto’s Audit committee is made up of a majority of independent non executive directors. However, one committee member, David Mayhew, is technically deemed not to be independent. The board, the Audit committee and the Nominations committee are made up of a majority of independent, non executive directors as defined by the NYSE listing standards.

Principal auditors
The remuneration of the Group’s principal auditors for audit services and other services as well as remuneration payable to other accounting firms has been set out in note 37 on page 127.
      Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and certain other specific services is pre-approved by the Audit committee. The engagement of the Group’s principal auditors to provide other permitted services are individually subject to the specific approval of the Audit committee or its chairman.
      Prior to the commencement of each financial year, the Group’s finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures. However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.

      The Audit committee adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors during January 2003 which were further refined and adopted during September 2003. Engagements for services provided by the Group's principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
US Blue Ribbon Compliance statement
The Audit committee meets the membership requirements of the Code and the Blue Ribbon Report in the US. The Group also meets the disclosure requirements in respect of audit committees required by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 76. With effect from 31 July 2005, the Group will become subject to the NYSE Rules on Audit Committees. The committee intends to comply with these rules when they come into force.
      The Audit committee comprises the five members set out below. The members, with the exception of David Mayhew, are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew is technically deemed not to be independent by virtue of his professional association with the Group in his capacity as chairman of Cazenove Group PLC, a stockbroker and financial adviser to Rio Tinto plc. However, the board has determined that the relationship does not interfere with David Mayhew’s exercise of independent judgement and believes that his appointment is in the best interests of the Group because of the substantial financial knowledge and expertise he brings to the committee.

Report of the Audit committee
The Audit committee met eight times in 2004. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
      Many of the new US requirements have long been best practice and are incorporated into the committee’s charter, reproduced on page 76. The charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.
      There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that the Audit committee is satisfied that the provision of non audit services by the external auditors during 2004 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets with management, the external auditors and the internal auditor separately.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Combined Code requirement that at least one committee member should have recent and relevant financial experience. Following an in depth assessment, the committee recommended to the board that Sir Richard Giordano, Sir David Clementi and Andrew Gould be identified as the Audit committee’s financial experts in the 2004 Annual report and financial statements. The board has concluded that Sir Richard Giordano, Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of C.3.1. of the Code as well as fulfilling the SEC criteria.

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2004 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2004.
      We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit committee communications, and in the UK Statement of Auditing Standard No 610, Reporting to those charged with Governance (SAS 610), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
      The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and SAS 610.
      Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in this Annual report.

Sir Richard Giordano (Chairman)
Sir David Clementi
Andrew F J Gould
Lord Kerr
David L Mayhew

Report of the Nominations committee
The Nominations committee is pleased to present the report of its activities, which cover a period of considerable change in composition of the board. A number of long standing non executive directors will have retired over the period 2004/5, including Lord Tugendhat, Sir Richard Giordano, Leon Davis and John Morschel. The recruitment, with input from an external search agency, of replacements with appropriate skills and experience has been the main priority of the committee. Richard Goodmanson joined the board on 1 December 2004 and Ashton Calvert and Vivienne Cox on 1 February 2005. Each is an independent director who brings an experience profile which will ensure that the overall quality of the board is maintained. Apart from making a general overview of the composition of the board, the committee members have been directly involved in the assessment of all individuals considered for appointment. As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has reviewed the time committed to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Sir Richard Giordano
David L Mayhew
John Morschel

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AUDIT COMMITTEE CHARTER

Audit committee charter

Scope and authority
The Group is required by the UK Listing Authority (UKLA), the New York Stock Exchange (NYSE), and the Australian Stock Exchange (ASX) to establish an Audit committee. Each of the UKLA, the NYSE and the ASX also lay down rules and guidelines for the composition of the committee and the work to be undertaken by it. These requirements, where not self evident, have been incorporated into this Charter.
The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:
•	the financial information that will be provided to shareholders and the public;
•	the systems of internal financial controls that the boards and management have established;
•	the Group’s auditing, accounting and financial reporting processes.In carrying out its responsibilities, the committee has full authority to investigate all matters that fall within the terms of reference of this Charter.
Accordingly, the committee may:
•	obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	have such direct access to the resources of the Group as it may reasonably require, including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, at least three of whom shall be independent. The boards will determine each director’s independence having regard to any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
      All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
       A quorum will comprise any two independent directors.
      The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
      The Group’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
      As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.
       To fulfil its responsibilities the committee shall:

Charter
•	Review and, if appropriate, update this Charter at least annually.

Financial reporting and internal financial controls
•	Review with management and the external auditors the Group’s financial statements, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the Group and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual financial statements reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group’s annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.

External auditors
•	Recommend to the boards the external auditors to be proposed to shareholders.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.

Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review the internal audit plans.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.

Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the Group has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls, and
	–	detailing material risks.
•	Address the effectiveness of the Group’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Group has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.

Other matters
The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include but not be limited to:

•	Review of the corporate governance practices of Group sponsored pension funds.
•	Review of the Group’s insurance cover.
•	Review the Group’s tax position.

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SHAREHOLDER INFORMATION

Shareholder information

DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 81.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of dividends over time, without cutting them in economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into acount the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total dividend for the previous year. Under Rio Tinto’s dividend policy the final dividend for each year is expected to be at least equal to the interim dividend.

Dividend determination
As the majority of the Group’s sales are transacted in US dollars it is the most reliable currency in which to measure the Group’s financial performance and is its main reporting currency. So the US dollar is the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
     Australian shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and UK shareholders of Rio Tinto Limited can elect to receive dividends in sterling. If you would like further information contact Computershare.

2004 dividends
The 2004 interim and final dividends were determined at 32 US cents and at 45 US cents per share respectively and the applicable translation rates were US$1.8245 and US$1.8796 to the pound sterling and US$0.7029 and US$0.7720 to the Australian dollar.
     Final dividends of 23.94 pence per share and of 58.29 Australian cents per share will be paid on 8 April 2005. A final dividend of 180 US cents per ADR (each representing four shares) will be paid by JP Morgan Chase Bank NA to Rio Tinto plc ADR holders and by The Bank of New York to Rio Tinto Limited ADR holders on 11 April 2005.
     The tables below set out the amounts of interim, final and total cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share

	2004	2003	2002	2001	2000

Interim	32.0	30.0	29.5	20.0	19.0
Final	45.0	34.0	30.5	39.0	38.5
Total	77.0	64.0	60.0	59.0	57.5

Rio Tinto plc – UK pence per share
	2004	2003	2002	2001	2000

Interim	17.54	18.45	18.87	14.03	12.66
Final	23.94	18.68	18.60	27.65	26.21
Total	41.48	37.13	37.47	41.68	38.87

Rio Tinto Limited – Australian cents per share
	2004	2003	2002	2001	2000

Interim	45.53	45.02	54.06	39.42	32.68
Final	58.29	44.68	51.87	75.85	69.76
Total	103.82	89.70	105.93	115.27	102.44

Rio Tinto plc and Rio Tinto Limited – US cents per ADS
	2004	2003	2002	2001	2000

Interim	128	120	118	80	76
Final	180	136	122	156	154
Total	308	256	240	236	230

Dividend reinvestment plan (DRP)
Rio Tinto offers shareholders a DRP which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission. Please see Taxation on page 79 for an explanation of the tax consequences. The DRP is made available only to shareholders whose names are recorded on the respective Company’s register and due to local legislation cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

MARKET LISTINGS AND SHARE PRICES
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE).
     As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.
     All orders placed on the order book are firm and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
     Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than 8 x Normal Market Size (NMS). Rio Tinto plc has an NMS of 100,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites. Share prices are also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times in the UK: telephone 0906 843 3880; calls are currently charged at 60p per minute.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JP Morgan Chase Bank NA under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005. JP Morgan Chase Bank NA replaced The Bank of New York following its removal as Depositary. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.

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SHAREHOLDER INFORMATION

Shareholder information continued
      The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape.

	Pence per Rio Tinto plc share		US$ per Rio Tinto plc ADS

	High	Low	High	Low

2000	1,478	900	96.56	55.13
2001	1,475	930	84.10	55.00
2002	1,492	981	85.93	62.00
2003	1,543	1,093	111.35	71.70
2004	1,574	1,212	119.39	86.42

Aug 2004	1,434	1,356	105.77	100.40
Sept 2004	1,496	1,348	108.65	98.05
Oct 2004	1,562	1,421	111.68	103.48
Nov 2004	1,548	1,438	118.47	105.78
Dec 2004	1,540	1,430	119.39	111.59
Jan 2005	1,690	1,472	126.25	111.57

2003
First quarter	1,298	1,093	83.80	71.70
Second quarter	1,272	1,129	85.26	72.30
Third quarter	1,420	1,132	93.83	75.31
Fourth quarter	1,543	1,290	111.35	86.85

2004
First quarter	1,574	1,297	111.50	95.95
Second quarter	1,409	1,212	105.30	86.42
Third quarter	1,496	1,313	108.65	97.03
Fourth quarter	1,562	1,421	119.39	103.48

As at 14 February 2005, there were 63,016 holders of record of Rio Tinto plc’s shares. Of these holders, 258 had registered addresses in the US and held a total of 146,746 Rio Tinto plc shares, representing 0.1 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 129 million Rio Tinto plc shares were registered in the name of a custodian account in London. These shares were represented by 32.25 million Rio Tinto plc ADSs held of record by 349 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Stock Exchange (ASX) and the New Zealand Stock Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded in London.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto Limited has an ADR facility with The Bank of New York under a Deposit Agreement, dated 6 June 1989, as amended on 1 August 1989, and as amended and restated on 2 June 1992. The ADRs evidence Rio Tinto Limited’s ADSs, each representing four shares and are traded in the over the counter market under the symbol ‘RTOLY’.
     The following tables set out for the periods indicated the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX and the highest and lowest trading prices of Rio Tinto Limited ADSs, as advised by The Bank of New York. There is no established trading market in the US for Rio Tinto Limited’s shares or ADSs.

	A$ per		US$ per
	Rio Tinto Ltd share		Rio Tinto Ltd ADS

	High	Low	High	Low

2000	33.54	22.65	87.50	50.00
2001	38.62	28.40	80.55	54.00
2002	41.35	29.05	85.24	63.62
2003	37.54	28.17	112.42	73.85
2004	40.20	31.98	125.00	91.60

Aug 2004	38.35	35.88	105.00	03.00
Sept 2004	38.60	35.70	108.20	102.00
Oct 2004	39.63	36.30	111.60	107.00
Nov 2004	39.52	36.59	122.20	110.60
Dec 2004	40.20	37.81	125.00	108.00
Jan 2005	43.80	38.75	135.00	118.80

2003
First quarter	35.25	30.69	83.22	73.85
Second quarter	33.26	29.21	84.00	74.53
Third quarter	35.31	28.17	94.00	76.55
Fourth quarter	37.54	32.32	112.42	88.22

2004
First quarter	38.50	33.80	115.00	99.45
Second quarter	36.18	31.98	108.00	91.60
Third quarter	38.60	35.56	108.20	102.00
Fourth quarter	40.20	36.30	125.00	107.00

As at 14 February 2005, a total of 326,359 Rio Tinto Limited shares were held of record by 219 persons with registered addresses in the US, which represented approximately 0.65 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, an aggregate of 220,651 Rio Tinto Limited ADSs were outstanding, representing 882,604 Rio Tinto Limited shares, and were held of record by 29 persons with registered addresses in the US, which represented less than one per cent of the total number of Rio Tinto Limited shares issued and outstanding. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct either JPMorgan Chase Bank NA or The Bank of New York as appropriate as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual review and interim reports mailed to them at their record address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and interim reports for this purpose.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, will be filed with the SEC. The Form 20-F corresponds with the Form-10K which US public companies are required to file with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the SEC web site at www.sec.gov

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Credit ratings
Rio Tinto has strong international credit ratings:

	Short term	Long term

Standard & Poor’s Corporation	A-1	A+
Moody’s Investors Service	P-1	Aa3

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The ratings by Standard & Poor’s Corporation have a “stable” outlook. The ratings by Moody’s Investor Services improved from a “negative” to a “stable” outlook during 2004.

TAXATION
UK resident individuals
Taxation of dividends
Dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Reclaiming income tax on dividends
Tax credits on dividends are no longer recoverable. However, tax credits on dividends paid into Personal Equity Plans or Individual Savings Accounts will be refunded on dividends paid prior to 6 April 2004.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares, for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax, will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Australian resident individuals
Taxation of dividends
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the tax paid by the Group in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in tax paid by the Group being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company can frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the franking credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income. Should the franking credits exceed the tax due, the excess is refunded to the resident individual.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Group’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
     If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares, Rio Tinto Limited ADSs and Rio Tinto Limited shares ‘the Group’s ADSs and Shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
     It is based in part on representations by the Group’s depositary banks as Depositaries for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     A US holder is a beneficial owner of securities who, for purposes of the income tax conventions between the US and both the UK and Australia ‘the Conventions’, is a resident of the US and is not a US corporation owning directly or indirectly ten per cent or more of the stock issued by either of the Companies.
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (the Code) US holders of ADSs are treated as the owners of the underlying shares.
     The summary describes the treatment applicable under the Conventions in force at the date of this report.

UK taxation of shareholdings in Rio Tinto plc
Taxation of dividends
US holders do not suffer deductions of UK withholding tax on dividends paid by Rio Tinto plc. Dividends carry a tax credit equal to one ninth of the net dividend, or ten per cent of the net dividend plus the tax credit. The tax credit is not repayable to US holders.

Capital gains
A US holder will not normally be liable to UK tax on capital gains realised on the disposition of Rio Tinto plc ADSs or shares unless the holder carries on a trade, profession or vocation in the UK through a permanent establishment in the UK and the ADSs or shares have been used for the purposes of the trade, profession or vocation or are acquired, held or used for the purposes of such a permanent establishment.

Inheritance tax
Under the UK Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax

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upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.

Australian taxation of shareholdings in Rio Tinto Limited
Taxation of dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully franked under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any unfranked dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.

Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.

Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Stamp duty
An issue or transfer of Rio Tinto Limited ADSs or a transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

US Federal income tax
Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited, the income will be the net dividend plus, in the event of a dividend not being fully franked, the withholding tax.
      Dividend income will not be eligible for the dividends received deduction allowed to US corporations.
      Dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning after 31 December 2002 and ending before 1 January 2009. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 61 days during the 121 day period beginning on the date which is 60 days before the ex-dividend date.

EXCHANGE CONTROLS
Rio Tinto plc
At present, there are no UK foreign exchange controls or other restrictions on the export or import of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or the conduct of Rio Tinto plc’s operations. The Bank of England, however, upholds international law and maintains financial sanctions against specified terrorist organisations and specific targets related to Myanmar, Federal Republic of Yugoslavia and Serbia, Iraq, Liberia and Zimbabwe.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under English law that limit the right of non resident or foreign owners to hold or vote Rio Tinto plc’s shares.

Rio Tinto Limited
Under existing Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required by Rio Tinto Limited for the movement of funds into or out of Australia, except that restrictions apply to certain transactions relating to the following:
(a)	supporters of the former government of the Federal Republic of Yugoslavia; and
(b)	ministers and senior officials of the Government of Zimbabwe.
The Department of Foreign Affairs and Trade upholds international law that prohibits anyone from making assets available to terrorists and their sponsors.
      Members of the general public are also required to report the sending of A$10,000 or more in currency out of Australia to the Australian Transaction and Reports Analysis Centre. Rio Tinto Limited must also deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and of interest payments.
      There are no limitations, either under the laws of Australia or under the constitution of Rio Tinto Limited, on the right of non residents, other than the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act may affect the right of non Australian residents, including US residents, to acquire or hold Rio Tinto Limited shares but does not affect the right to vote, or any other right associated with any Rio Tinto Limited shares held in compliance with its provisions.
      Under the Takeovers Act, a foreign person must notify the Treasurer of the Commonwealth of Australia of a proposal to acquire a “substantial shareholding” in an Australian corporation, which involves a person, together with associates, holding 15 per cent or more of the issued shares or voting power of the corporation. In addition, acquisition or issue of shares, including an option to acquire shares, in a corporation that carries on an Australian business, such as Rio Tinto Limited, which would result in foreign persons “controlling” the corporation, or a change in the foreign persons “controlling” it, is also subject to prior notification to, and review and approval by, the Treasurer, who may refuse approval if satisfied that the result would be contrary to the Australian national interest. A foreign person will “control” a corporation if it, together with associates, holds 15 per cent or more of the issued shares or voting power, and the Treasurer is satisfied that it is in a position to determine the policy of the corporation, and a number of foreign persons will “control” a corporation if it, together with associates, holds 40 per cent or more of the issued shares or voting power, and the Treasurer is satisfied that it is in a position to determine the policy of the corporation.
In the context of the Takeovers Act, a foreign person is:
(a)	an individual not ordinarily resident in Australia; and
(b)	any corporation or trust in which there is a substantial foreign interest.
Unless the Treasurer in the particular circumstances deems otherwise, a “substantial foreign interest” in a corporation is an interest of 15 per cent or more in the ownership of voting power by a single foreign interest either alone or together with associates, or an interest of 40 per cent or more in aggregate in the ownership or voting power by more than one foreign interest and the associates of any of them.
If a single foreign interest, either alone or together with associates, holds a beneficial interest in 15 per cent or more of the capital or income of a trust, or if two or more foreign interests and any associates together hold 40 per cent or more, there will be a substantial foreign interest in the trust. A beneficiary under a discretionary trust is deemed, for this purpose, to hold a beneficial interest in the maximum percentage that could be distributed to the beneficiary.

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      In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Rio Tinto Limited. There are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of Rio Tinto Limited.

DUAL LISTED COMPANIES STRUCTURE
On 20 December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. The current holding is approximately 37.6 per cent.
Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed:
(a)	to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis,
(b)	to ensure that the boards of directors of each Company is the same, and
(c)	to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where, for example, certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Action approval procedure described under Voting rights. In addition, any adjustments are required to be confirmed by the auditors.
      One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that Rio Tinto, as a Group, complies with the strictest applicable level.
      Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company are to act in the best interests of the shareholders of both Companies ie, in the best interests of Rio Tinto as a whole. Identified areas where there may be a conflict of the interests of the shareholders of each Company must be approved under the Class Rights Action approval procedure.
To ensure that directors of each Company are the same, resolutions to appoint or remove directors must be put to shareholders of both Companies as a joint electorate as a Joint Decision as described under Voting rights, and it is a requirement that a person can only be a director of one Company if the person is also a director of the other Company. So, for example, if a person was removed as a director of one Company, he or she would also cease to be a director of the other.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
      In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, on the Equalisation Share if on issue or by way of a contractual payment.
      If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
      Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
      The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group's overall resources.

Voting rights
In principle, the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as Joint Decisions. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.
      The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as Class Rights Actions and are voted on a poll.
      Thus, the interests of the shareholders of each Company are protected against decisions which affect them and the shareholders in the other company differently, by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Action approval procedure.
      Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
      Where a matter has been expressly categorised as either a Joint Decision or a Class Rights Action, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.
      To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share to a special purpose company held in trust by a common Trustee.
      Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted at the parallel meeting of the other Company. The role of these special purpose companies in achieving this is described below.
      In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.
      Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and Australian

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Shareholder information continued

newspapers. The results of the 2005 annual general meetings may also be obtained on the appropriate shareholder helpline (Rio Tinto plc: Freephone 0800 435021; and Rio Tinto Limited: toll free 1800 813 292).

Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.
      The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.
      The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders, then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis, taking account of the Equalisation Ratio.
      The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose certain restrictions and obligations on persons who control interests in public quoted companies in excess of certain thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian laws and regulations is 20 per cent.
      As part of the DLC merger, the memorandum and articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of

Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.
      If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons (i) may not attend or vote at general meetings of the relevant Company; (ii) may not receive dividends or other distributions from the relevant Company; and (iii) may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.
      These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.
      Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
In December 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

SUPPLEMENTARY INFORMATION
General shareholder enquiries
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited, respectively. All enquiries and correspondence concerning shareholdings, other than shares held in ADR form, should be directed to the respective registrar. Their addresses and telephone numbers are given under Useful addresses on page 150. Shareholders should notify Computershare promptly in writing of any change of address.
      Enquiries concerning Rio Tinto plc and Rio Tinto Limited shares held in ADR form should be directed to JP Morgan Chase Bank NA and The Bank of New York respectively, whose addresses and telephone numbers are also given under Useful addresses.
      Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website: www.computershare.com

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Consolidation of share certificates
If a certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary of Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto Low Cost Share Dealing Service which provides a simple telephone facility for buying and selling Rio Tinto plc shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter, subject to a minimum commission of £15. Further information is available from Stocktrade, a division of Brewin Dolphin Securities which is authorised and regulated by the Financial Services Authority. Their details are given under Useful addresses.

Individual Savings Account (ISA)
Stocktrade offers UK residents the opportunity to hold Rio Tinto plc shares in an ISA. Existing PEPs or ISAs may also be transferred to Stocktrade. Further information can be obtained from Stocktrade whose details are given under Useful addresses.

Corporate nominee service
Computershare in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders wishing to receive the Annual report and financial statements and/or the Annual review in electronic rather than paper form should register their instruction on the Computershare website.

Unsolicited mail
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations, for their own purposes, have used information obtained from the Companies’ share registers. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
      Shareholders in the UK who wish to stop receiving unsolicited mail should register with The Mailing Preference Service by letter, telephone or through their website.

The Mailing Preference Service
Freepost 22
London
W1E 7EZ

Telephone: 020 7291 3310
Website: www.mpsonline.org.uk

Rio Tinto on the web
Rio Tinto maintains a substantial amount of information on its website, including this and previous annual reports, many other publications and links to Group company websites.
      The maintenance and integrity of the Rio Tinto website is the responsibility of the directors. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Website: www.riotinto.com

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or the share registrar.

Publications
The following publications may be obtained from Rio Tinto:

2004 Annual report and financial statements
2004 Annual review
2004 Sustainable Development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2004 annual reports for the following listed Rio Tinto Group companies are also available on request:

Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Lihir Gold Limited

Full parent entity financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These financial statements are also available on the Rio Tinto website.

Rio Tinto 2004 Annual report and financial statements	83

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OTHER DISCLOSURES

Other disclosures

Major shareholders and related party transactions
Major shareholders
Details of the Group’s major shareholders are shown under Share ownership on page 145.
      Directors’ interests in Group voting securities are shown in Table 3 of the Remuneration report on page 69.

Related party transactions
Details of the Group’s material related party transactions are set out in note 38 – Related party transactions on page 128 of the Financial statements.
      As explained on page 32, the Group’s financial statements show the full extent of the Group’s financial commitments including debt and similar exposures. It has never been the Group’s practice to engineer financial structures as a way of avoiding disclosure. Substance rather than form is a fundamental principle of Rio Tinto’s reporting.

Financial information
Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position and results of operations.

Dividends
The Group’s policy on dividend distributions is set out under Shareholder information on page 77.

Post balance sheet events
There have been no significant post balance sheet events.

The Offer and listing
Share prices and details of the markets on which the Group’s shares are traded are set out under Shareholder information on page 77.

Additional information
Memorandum and articles of association
There have been no changes to either Rio Tinto plc’s memorandum and articles of association since new articles of association were adopted by Special Resolution passed on 11 April 2002 or to Rio Tinto Limited’s constitution since it was amended by Special Resolution passed on 18 April 2002.

Exchange controls
At present, there are no exchange controls or other restrictions that affect remittance of the Group’s dividends to US residents, but see Shareholder information on page 77 for controls on remittances from Australia to certain specific territories.
      There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under English law that limit the right of non resident or foreign owners to hold or vote its shares. Nor are there any restrictions under Rio Tinto Limited’s constitution or under Australian law that limit the right of non residents to hold or vote its shares, except under the Foreign Acquisitions and Takeovers Act 1975, see Shareholder information on page 78 for details.

Taxation
See Shareholder information on page 79 for information regarding the tax consequences of holding the Group’s ADSs and shares by US residents.

Quantitative and qualitative disclosures about market risk
The Rio Tinto Group’s policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the financial review on pages 34 and 35. In addition, the Group’s quantitative and qualitative disclosures about market risk are set out in note 28 to the financial statements on pages 116 to 121.

Defaults, dividend arrearages and delinquencies
There are no defaults, dividend arrearages or delinquencies.

Material modification to the rights of security holders and use of proceeds
There are no material modifications to the rights of security holders.

Controls and procedures
In designing and evaluating the disclosure controls and procedures of each of Rio Tinto plc and Rio Tinto Limited, the management of each of Rio Tinto plc and Rio Tinto Limited, including their respective chief executive and finance director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each of Rio Tinto plc and Rio Tinto Limited necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited have been detected.
      The management of each of Rio Tinto plc and Rio Tinto Limited with the participation of their chief executive and finance director have evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by the Annual report. Based on that evaluation, the chief executive and finance director of each of Rio Tinto plc and Rio Tinto Limited have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.
      There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

Audit committee financial expert
See Corporate governance on page 74 for information regarding the identification of the Audit committee financial expert.

Code of ethics
The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees.
      Since the first edition of The way we work in 1998, expectations of corporate responsibilities have increased. Although the Group’s values and objectives are unchanged its responses have evolved and have been further developed and reflected in a revised 2003 edition.
     The way we work is supported by supplementary guidance documents and applies to all Rio Tinto managed businesses.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on pages 72 to 73. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one the company secretaries.

Principal accountant fees and services
Auditors’ remuneration including audit fees, audit related fees, taxation fees and all other fees have been dealt with in note 37 – Auditors’ remuneration on page 127 of the Financial statements.

84	Rio Tinto 2004 Annual report and financial statements

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2004 FINANCIAL STATEMENTS

Rio Tinto 2004 Annual report and financial statements	85

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PROFIT AND LOSS ACCOUNT

Profit and loss account Years ended 31 December

		2004	2003
	Note	US$m	US$m

Gross turnover (including share of joint ventures and associates)		14,135	11,755

Share of joint ventures’ turnover		(2,373)	(1,820)
Share of associates’ turnover		(418)	(707)

Consolidated turnover		11,344	9,228
Net operating costs (2004 includes exceptional charges of US$558 million)	2	(9,622)	(7,732)

Group operating profit		1,722	1,496
Share of operating profit of joint ventures		1,052	536
Share of operating profit of associates		156	234
Profit on disposal of interests in operations	4, 35	920	126

Profit on ordinary activities before interest and taxation		3,850	2,392
Net interest payable	5	(149)	(206)
Amortisation of discount	6	(105)	(92)

Profit on ordinary activities before taxation		3,596	2,094
Taxation (2004 is reduced by a tax credit of US$97 million relating to exceptional items)	7	(841)	(567)

Profit on ordinary activities after taxation		2,755	1,527
Attributable to outside equity shareholders (2004 includes a credit of US$133 million relating to exceptional items)		58	(19)

Profit for the financial year (net earnings)		2,813	1,508

Dividends to shareholders	8	(1,062)	(882)

Retained profit for the financial year		1,751	626

Earnings per ordinary share	9	204.0c	109.5c
Adjusted earnings per ordinary share	9	161.0c	100.3c
Diluted earnings per ordinary share	9	203.6c	109.3c
Adjusted diluted earnings per ordinary share	9	160.8c	100.2c

Dividends per share to Rio Tinto shareholders	8	77.0c	64.0c

(a)	The results for both years relate wholly to continuing operations.
(b)	The profit for each year includes exceptional items which are added back in the table below to arrive at ‘Adjusted earnings’ where the items are of such magnitude that their exclusion is necessary in order that ‘Adjusted earnings’ fulfil their purpose of reflecting the underlying performance of the Group.

		2004	2003
	Note	US$m	US$m

Profit for the financial year (net earnings)		2,813	1,508
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in operations		920	126
Asset write downs and provision for contract obligation		(558)	–
Taxation		97	–
Attributable to outside equity shareholders		133	–

Net exceptional items	4	592	126

Adjusted earnings		2,221	1,382

86	Rio Tinto 2004 Annual report and financial statements

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CASH FLOW STATEMENT

Cash flow statement Years ended 31 December

		2004	2003
	Note	US$m	US$m

Cash inflow from operating activities (see below)		3,621	2,888

Dividends from joint ventures		748	470
Dividends from associates		80	128

Total cash flow from operations		4,449	3,486

Interest received		23	30
Interest paid		(168)	(231)
Dividends paid to outside shareholders		(61)	(76)

Returns on investment and servicing of finance		(206)	(277)

Taxation		(875)	(917)

Purchase of property, plant and equipment		(2,164)	(1,533)
Funding of Group share of joint ventures’ and associates’ capital expenditure		(33)	(94)
Repayments from/(other funding of) joint ventures and associates		15	(18)
Exploration and evaluation expenditure	11	(193)	(130)
Sale of property, plant and equipment		40	19
Sales less purchases of other investments (2004 includes proceeds on disposal of
interests in operations of US$110 million)		250	83

Capital expenditure and financial investment		(2,085)	(1,673)

Disposals less acquisitions	35	1,511	405

Equity dividends paid to Rio Tinto shareholders		(906)	(833)

Cash inflow before management of liquid resources and financing		1,888	191

Net cash inflow/(outflow) from management of liquid resources	23	90	(105)
Ordinary shares in Rio Tinto issued for cash		26	25
Ordinary shares in subsidiaries issued to outside shareholders		7	8
Loans repaid net of amounts received	23	(1,833)	(202)

Management of liquid resources and financing		(1,710)	(274)

Increase/(decrease) in cash	23	178	(83)

Cash flow from operating activities
Group operating profit		1,722	1,496
Asset write downs and provision for contract obligation		558	–
Depreciation and amortisation (excluding exceptional items)	2	1,204	1,006
Exploration and evaluation charged against profit	11	187	127
Provisions (excluding exceptional items)	20	147	154
Utilisation of provisions	20	(186)	(159)
Change in inventories		(179)	(43)
Change in accounts receivable and prepayments		(48)	154
Change in accounts payable and accruals		168	66
Other items		48	87

Cash inflow from operating activities		3,621	2,888

Rio Tinto 2004 Annual report and financial statements	87

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BALANCE SHEET

Balance sheet At 31 December

2004	2003			2004	2003
A$m	A$m		Note	US$m	US$m

		Intangible fixed assets
1,463	1,583	Goodwill	10	1,139	1,185
125	92	Exploration and evaluation	11	97	69

1,588	1,675			1,236	1,254
		Tangible fixed assets
21,332	20,294	Property, plant and equipment	12	16,605	15,196

		Investments
4,464	4,318	Share of gross assets of joint ventures	13	3,475	3,233
(1,340)	(1,349)	Share of gross liabilities of joint ventures	13	(1,043)	(1,010)

3,124	2,969	Investments in joint ventures		2,432	2,223
495	690	Investments in associates/other investments	13	385	517

3,619	3,659	Total investments		2,817	2,740

26,539	25,628	Total fixed assets		20,658	19,190

		Current assets
2,603	2,381	Inventories	15	2,026	1,783
		Accounts receivable and prepayments
2,214	2,236	Falling due within one year	16	1,723	1,674
1,074	1,080	Falling due after more than one year	16	836	809

3,288	3,316	Total accounts receivable		2,559	2,483
100	307	Investments	17	78	230
501	528	Cash	17	390	395

6,492	6,532	Total current assets		5,053	4,891

		Current liabilities
(1,035)	(2,930)	Short term borrowings	18	(806)	(2,194)
(3,326)	(2,858)	Accounts payable and accruals	19	(2,589)	(2,140)

(4,361)	(5,788)	Total current liabilities		(3,395)	(4,334)

2,131	744	Net current assets		1,658	557

28,670	26,372	Total assets less current liabilities		22,316	19,747

		Liabilities due after one year
(4,287)	(5,140)	Medium and long term borrowings	22	(3,337)	(3,849)
(515)	(430)	Accounts payable and accruals	19	(401)	(322)

(6,498)	(6,058)	Provisions for liabilities and charges	20	(5,058)	(4,536)
(1,203)	(1,340)	Outside shareholders’ interests (equity)		(936)	(1,003)

16,167	13,404	Net assets		12,584	10,037

		Capital and reserves
		Share capital
199	207	– Rio Tinto plc	24	155	155
1,456	1,449	– Rio Tinto Limited (excluding Rio Tinto plc interest)	24	1,133	1,085
2,120	2,176	Share premium account	25	1,650	1,629
419	446	Other reserves	25	326	334
11,973	9,126	Profit and loss account	25	9,320	6,834

16,167	13,404	Equity shareholders’ funds		12,584	10,037

The balance sheet has been translated into Australian dollars using the year end exchange rate.

The financial statements on pages 86 to 140 were approved by the directors on 24 February 2005 and signed on their behalf by

Paul Skinner Chairman	Leigh Clifford Chief executive	Guy Elliott Finance director

88	Rio Tinto 2004 Annual report and financial statements

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RECONCILIATION WITH AUSTRALIAN GAAP

Reconciliation with Australian GAAP 31 December

2004	2003		2004	2003
A$m	A$m		US$m	US$m

3,830	2,327	Net earnings under UK GAAP	2,813	1,508
		Increase/(decrease) net of tax in respect of:
(189)	(253)	Goodwill amortisation	(139)	(164)
135	–	Profit on sale of operations	99	–
135	–	Contributions to fixed asset additions	99	–
(31)	(8)	Taxation	(23)	(5)
–	11	Other	–	7

3,880	2,077	Net earnings attributable to members under Australian GAAP	2,849	1,346

281.3c	150.8c	Earnings per ordinary share under Australian GAAP	206.6c	97.7c

Diluted earnings per share under Australian GAAP are 0.3 US cents (2003: 0.2 US cents) less than the above earnings per share figures.

2004	2003		2004	2003
A$m	A$m		US$m	US$m

16,167	13,404	Shareholders’ funds under UK GAAP	12,584	10,037
		Increase/(decrease) net of tax in respect of:
772	1,165	Goodwill	601	872
59	92	Taxation	46	69
804	626	Dividends	626	469
135	–	Contributions to fixed asset additions	105	–
(33)	(32)	Other	(26)	(24)

17,904	15,255	Shareholders’ funds under Australian GAAP	13,936	11,423

The Group’s financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Profit on sale of operations
Under UK GAAP, goodwill previously written off to reserves is reinstated for the purpose of calculating profit on the sale of an operation. Under Australian GAAP, the equivalent goodwill is capitalised and is subject to amortisation. The adjustment to the profit on sale of operations under Australian GAAP reflects the lower book value of goodwill for operations sold under Australian GAAP compared with UK GAAP, which results from the above amortisation.

Contributions to fixed asset additions
Under UK GAAP, contributions made by governments to the cost of acquiring fixed assets are deferred on the balance sheet and credited to the profit and loss account over the expected useful economic life of the fixed assets to which they relate. Under Australian GAAP, such contributions are recognised immediately in the profit and loss account.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can be made only if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

Under UK GAAP, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account, on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under Australian GAAP, such dividends are not recognised until they are declared, determined or publicly recommended by the Board of directors. Prior to 1 January 2003, Australian GAAP was consistent with UK GAAP.

Exceptional items
Earnings under UK GAAP, stated above, include exceptional net gains of US$592 million (2003: US$126 million) relating to profits on disposal of interests in operations less asset write downs and a provision for a contract obligation.

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Statement of total recognised gains and losses Years ended 31 December

	2004	2003
	US$m	US$m

Profit for the financial year
Parent companies and subsidiaries	1,999	1,050
Joint ventures	709	360
Associates	105	98

	2,813	1,508

Adjustment on currency translation (a)
Parent companies and subsidiaries	537	1,864
Joint ventures	1	53
Associates	4	7

	542	1,924

Total recognised gains and losses relating to the financial year
Parent companies and subsidiaries	2,536	2,914
Joint ventures	710	413
Associates	109	105

	3,355	3,432

(a)	‘Adjustment on currency translation’ is net of current and deferred tax charges (see note 7).

Reconciliation of movements in shareholders’ funds Years ended 31 December

		2004	2003
	Note	US$m	US$m

Profit for the financial year		2,813	1,508
Dividends		(1,062)	(882)

		1,751	626
Adjustment on currency translation		542	1,924
Goodwill written back on disposal of interest in operation	4	228	–
Share capital issued		26	25

		2,547	2,575
Opening shareholders’ funds		10,037	7,462

Closing shareholders’ funds		12,584	10,037

90	Rio Tinto 2004 Annual report and financial statements

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OUTLINE OF DUAL LISTED COMPANIES STRUCTURE

Outline of dual listed companies structure and basis of financial statements

The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the ‘Group’), formed through the merger of economic interests (‘merger’) of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies (‘DLC’) merger. This was effected by contractual arrangements between the companies and amendments to Rio Tinto plc’s Memorandum and Articles of Association and Rio Tinto Limited’s constitution.
As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
–	provide for common boards of directors and a unified management structure;
–	provide for equalised dividends and capital distributions; and
–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.

The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting standards
The financial statements have been drawn up in accordance with United Kingdom accounting standards. The merger of economic interests is accounted for as a merger under FRS 6.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 21 July 2003. The main provisions of the order are that the financial statements are:
–	to be made out in accordance with United Kingdom requirements applicable to consolidated accounts;
–	to be expressed in United States dollars, but may also be expressed in United Kingdom and Australian currencies; and
–	to include a reconciliation from UK GAAP to Australian GAAP (see page 89).

For further details of the ASIC Class Order relief see page 140.

United Kingdom Companies Act
In order to present a true and fair view of the Rio Tinto Group, in accordance with FRS 6, the principles of merger accounting have been adopted. This represents a departure from the provision of the United Kingdom Companies Act 1985 which sets out the conditions for merger accounting based on the assumption that a merger is effected through the issue of equity shares.
     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged group includes the assets and liabilities of Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. In the particular circumstances of the merger, the effect of applying acquisition accounting cannot reasonably be quantified.
     In order that the financial statements should present a true and fair view, it is necessary to differ from the presentational requirements of the United Kingdom Companies Act 1985 by including amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders in the capital and reserves shown in the balance sheet and in the profit for the financial year. The Companies Act 1985 would require presentation of the capital and reserves and profit for the year attributable to Rio Tinto Limited public shareholders (set out in note 25) as a minority interest in the financial statements of the Rio Tinto Group. This presentation would not give a true and fair view of the effect of the Sharing Agreement under which the position of all public shareholders is as nearly as possible the same as if they held shares in a single company.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements

1   PRINCIPAL ACCOUNTING POLICIES

a   Basis of preparation
The Group’s accounting policies comply with applicable United Kingdom accounting standards and are consistent with last year. As explained in the section headed ‘Outline of dual listed companies structure and basis of financial statements’, the accounting policies depart from the requirements of the Companies Act in order to provide a true and fair view of the merger between Rio Tinto plc and Rio Tinto Limited. The financial statements are prepared on the historical cost basis.

b   Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited and their respective subsidiary undertakings (‘subsidiaries’).
      Subsidiaries: A subsidiary is an entity which is controlled by one of the parent companies. Control exists where the parent owns the majority of the voting rights (which does not always equate to percentage ownership) in another entity, except where severe permanent or long term restrictions substantially hinder the exercise of the parent’s rights over the assets or management of the entity (which includes the veto rights held by joint venture partners). Control can also arise in other situations, for example where the parent has the right to control board decisions or otherwise exercise dominant influence over the entity. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the parent and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as ‘outside shareholders’ interests’ on the consolidated balance sheet and consolidated profit and loss account.
      Associated undertakings (‘associates’): An associate is an entity in which the Group has a participating interest, and over whose operating and financial policies it exercises significant influence. Significant influence is presumed to exist where an ownership interest of between 20 per cent and 50 per cent is held, but can also arise where the Group holds less than 20 per cent if it is actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, and then, going forward, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any amortisation or impairment of goodwill and any other changes to the associate’s net assets such as dividends.
      Joint ventures: A joint venture is an entity in which a long term interest is held and which is jointly controlled by the Group and one or more other venturers under a contractual arrangement (such that significant operating and financial decisions affecting the entity require the consent of all venturers that together jointly control the entity). Joint ventures are accounted for using the gross equity accounting method. This is the same as the equity accounting method, except the Group’s share of a joint venture’s assets and liabilities are separately disclosed on the balance sheet.
     Joint arrangements that are not entities (‘joint arrangements’): The Group has certain contractual arrangements under which the participants engage in joint activities that do not create an entity carrying on a trade or business of its own. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share in the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint arrangements are incorporated into the Group’s financial statements under the appropriate headings.
      Acquisitions and disposals: The results of acquired businesses are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold (including any goodwill which has been capitalised but not amortised and any goodwill previously written off through reserves). Where a disposal has a material effect on the nature or focus of the Group’s operations, the operating results attributable to the disposal are shown separately in the consolidated profit and loss account under the heading ‘discontinued operations’.

c   Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex-works, free on board (FOB) or cost, insurance and freight (CIF). Turnover excludes any applicable sales taxes. Mining royalties are presented as an operating cost. Byproduct revenues are included in turnover.
A large proportion of Group production is sold under medium to long term contracts, but turnover is only recognised on individual sales when persuasive evidence exists indicating that all of the following criteria are me:
–	there has been a transfer of risks and benefits to the customer and in exchange the Group has received the right to consideration
–	the product requires no further work or processing by the Group
–	the quantity and quality of the goods has been determined with reasonable accuracy
–	the selling price is fixed or determinable
–	collection of the sale proceeds is reasonably assured.

These conditions are generally satisfied when title passes to the customer. In most instances turnover is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer’s premises.
      The turnover from sales of many products is subject to adjustment based on a survey of the product by the customer. In such cases, turnover is initially recognised on a provisional basis using the Group’s best estimate of the contained metal. Any subsequent adjustments to the initial estimate of metal content are recorded in turnover once they have been determined.
      Certain products are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Turnover is initially recognised when the conditions set out above have been met, using market prices at that date. At each reporting date the provisionally priced metal is marked to market, with adjustments recorded in turnover, based on the forward selling price for the quotational period stipulated in the contract until the quotational period expires. For this purpose, the selling price is considered determinable for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of the product sold by the Group is directly linked to the form in which it is traded on that market.
      Gross turnover shown in the profit and loss account includes the Group’s share of the turnover of joint ventures and associates.

d   Shipping and handling costs
All shipping and handling costs incurred by the Group are recognised as operating costs. Amounts billed to customers in respect of shipping and handling, where the Group is responsible for the carriage, insurance and freight, are classified as revenue. If, however, the Group is acting solely as an agent, amounts billed to customers are credited to operating costs.

e   Currency translation
Transactions in foreign currencies are translated at the exchange rate ruling at the date of transaction or, where foreign currency forward contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or at a contractual rate if applicable.
      On consolidation, profit and loss account items are translated into US dollars at average rates of exchange. Balance sheet items

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NOTES TO THE 2004 FINANCIAL STATEMENTS

are translated into US dollars at year end exchange rates. Certain non United States resident companies, whose functional currency is the US dollar, account in that currency.
      The Group finances its operations primarily in US dollars and the majority of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group’s profit and loss account on consolidation, with a corresponding adjustment to reserves. This means that financing in US dollars impacts in a consistent manner on the Group’s consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located. Exchange differences on the translation of the net operating assets of companies with functional currencies other than the US dollar, less offsetting exchange differences on net debt in currencies other than the US dollar financing those net assets, are dealt with through reserves.
      All other exchange differences are charged or credited to the profit and loss account in the year in which they arise, except as set out below in note (p) relating to derivative contracts.

f   Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill and intangible assets arising on acquisitions after 31 December 1997 are capitalised in accordance with FRS 10. The goodwill and intangible assets are amortised over their useful economic lives. The amortisation period may exceed 20 years where the lives of the relevant operations are sufficient to justify this, supported by ore reserves (and for some operations, mineral resources).
      In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy. Such goodwill was not reinstated on implementation of FRS 10; but on sale or closure of a business, any related goodwill eliminated against reserves is charged to the profit and loss account.

g   Exploration and evaluation
Exploration and evaluation expenditure comprise costs which are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and compiling pre-feasibility and feasibility studies. Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects. During the initial stage of a project, full provision is made for the costs thereof by charge against profits for the year. Expenditure on a project after it has reached a stage at which there is a high degree of confidence in its viability is carried forward and transferred to tangible fixed assets if the project proceeds. If a project does not prove viable, all irrecoverable costs associated with the project are written off. If an undeveloped project is sold, any gain or loss is included in operating profit, such transactions being a normal part of the Group’s activities. Where expenditure is carried forward in respect of a project which may not proceed to commercial development for some time, provision is made against the possibility of non development by charge against profits over a period of up to seven years. When it is decided to proceed with development, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

h   Tangible fixed assets
The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under mining properties and leases together with any amount transferred from exploration and evaluation. This includes costs incurred in preparing the site for mining operations, including stripping costs (see below). Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period. Development costs incurred after the commencement of production are capitalised to the extent they give rise to a future economic benefit. Pre-tax interest payable on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for use are complete.

i   Mining properties and leases
As noted above, stripping (ie overburden and other waste removal) costs incurred in the development of a mine before production commences, are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation.
      The Group defers stripping costs incurred during the production stage of its operations for those operations where this is the most appropriate basis for matching the costs against the related economic benefits, because of fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are presented within ‘mining properties and leases’.
      The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the Ratio falls short of the life of mine Ratio. The life of mine Ratio is based on proven and probable reserves of the operation.
      In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a discrete section of the ore body. The new development will be characterised by a major departure from the life of mine stripping ratio. Excess stripping costs during such periods are deferred and charged against reported profits, in subsequent periods on a units of production basis.
      If the Group were to expense stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operations.
      Deferred stripping costs form part of the total investment in the relevant income generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
      Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group’s share of the results of its equity accounted operations, as appropriate. Changes to the life of mine stripping ratio are accounted for prospectively.

j   Depreciation and carrying values of fixed assets
Assets are fully depreciated over their economic lives, or over the remaining life of the mine if shorter. For certain assets, such as mining properties and leases and some mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the level of production. In such cases, depreciation is charged on a units of production basis. The straight line method is used for some operations where this provides a suitable alternative because production is not expected to fluctuate significantly from one year to another. Assets for which the consumption of economic benefits is linked to the passage of time are depreciated on a straight line basis. Straight line depreciation rates for buildings vary from 10 to 40 years and for property, plant and equipment from three to 35 years.
      In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves (and, for some mines, mineral resources).
      Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

1   PRINCIPAL ACCOUNTING POLICIES CONTINUED

      Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.
      Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. This applies to the Group’s share of the fixed assets held by associates, joint ventures and joint arrangements as well as the fixed assets held by the Group itself. In addition, goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition and, where the goodwill is being amortised over a period exceeding 20 years, annually thereafter. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. Future cash flows are based on estimates of the quantities of ore reserves and certain mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices (assuming that the current market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years), future exchange rates (which are assessed using historical average exchange rates as a starting point), and future cash costs of production, capital, close down, restoration and environmental clean up. For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. These estimates are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of FRS 11.
      The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit, to the extent that such risks are not reflected in the forecast cash flows.

k   Determination of ore reserves
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of December 2004 (the JORC code)). Reserves and, for certain mines, resources determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs.
      In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

l   Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments and are subject to formal review at regular intervals.
      The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing cost rather than as an operating cost. Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the lives of operations and revisions to discount rates, are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

     Where rehabilitiation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance sheet date. All other costs of continuous rehabilitation are charged to the profit and loss account as incurred.
      Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the profit and loss account. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of discount which is shown as a financing cost.

m   Inventories
Inventories are valued at the lower of cost and net realisable value on a first in, first out (‘FIFO’) basis. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production, including the appropriate proportion of depreciation and overheads. For this purpose, the costs of production include labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore; the depreciation of mining properties and leases and of fixed assets used in the extraction and processing of ore; and production overheads.
      Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is disclosed as ‘Inventories not expected to be sold nor used within 12 months’.
      Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

n   Deferred tax
Full provision is made for deferred taxation on all timing differences that have arisen but have not reversed at the balance sheet date, except in limited circumstances. The main exceptions are as follows:
–	Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
–	Deferred tax is not recognised on revaluations of non monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised.
–	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.
Provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure. Deferred tax balances are not discounted to their present value.

o   Post retirement benefits
In accordance with SSAP 24, the expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account so as to spread the costs over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Costs are assessed in accordance with the advice of qualified actuaries.

p   Financial instruments
The Group’s policy with regard to ‘Treasury management and financial instruments’ is set out in the Financial Review. When the Group enters into derivative contracts, these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions, and are therefore accounted for as hedges. Amounts receivable and payable in respect of interest rate swaps are recognised as an adjustment to net interest

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NOTES TO THE 2004 FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

over the life of the contract. Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities are matched against the losses or gains on the hedged items, either in the profit and loss account or through reserves, as appropriate. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for revenue items are deferred and recognised when the hedged transaction occurs. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for capital expenditure are capitalised and depreciated in line with the underlying asset. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the related transaction.

2	NET OPERATING COSTS		2004	2003
		Note	US$m	US$m

Raw materials and consumables			3,470	2,975
Depreciation and amortisation (a)			1,204	1,006
Employment costs		3	1,842	1,666
Royalties and other mining taxes			486	439
Decrease in inventories			93	55
Other external costs			1,788	1,451
Provisions (a)		20	147	154
Exploration and evaluation		11	187	127
Research and development			23	23
Net exchange losses on monetary items			33	123
Costs included above qualifying for capitalisation			(50)	(168)
Other operating income			(159)	(119)

Net operating costs before exceptional charges			9,064	7,732
Exceptional charges (a)			558	–

			9,622	7,732

(a)	The above detailed analysis of 2004 costs is before exceptional charges. Including exceptional charges, the total 2004 charge for depreciation and amortisation was
US$1,612 million and the charge for provisions was US$296 million.
(b)	Information on auditors’ remuneration is included in note 37.

3	EMPLOYEE COSTS		2004	2003
		Note	US$m	US$m

Employment costs, excluding joint ventures and associates
– Wages and salaries			1,695	1,515
– Social security costs			74	72
– Net post retirement cost (a)			173	184

			1,942	1,771
Less: charged within provisions			(100)	(105)

			1,842	1,666

(a)	The net post retirement cost includes the gradual recognition under SSAP 24 of the deficits and surpluses in the Group’s defined benefit pension schemes.
(b)	UITF Abstract 17 requires the intrinsic value of share options to be recognised as a cost. However, the Group’s SAYE schemes are exempt from this requirement.
None of the Group’s other share option schemes involves granting new options at a discount to market value.

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Notes to the 2004 financial statements continued

4	EXCEPTIONAL ITEMS	Pre-tax	Taxation	Outside	2004	2003
				shareholders’	Net	Net
				interests	amount	amount
					US$m	US$m

Gains/(losses) relating to disposals of interests in
– Subsidiaries		213	(9)	4	208	(6)
– Joint ventures (b)		67	(2)	–	65	107
– Associates (c)		536	–	–	536	25
– Other investments		104	–	–	104	–

		920	(11)	4	913	126

Charges relating to
– Palabora asset write down (d)		(398)	108	129	(161)	–
– Colowyo asset write down and provision for contract obligation (d), (e)		(160)	–	–	(160)	–

		(558)	108	129	(321)	–

Net exceptional items		362	97	133	592	126

(a)	Additional information on the disposals of interests in subsidiaries, joint ventures, associates and other investments is included in note 35.
(b)	The gain from disposal of a joint venture in 2004 relates to the sale of a 10% interest in Hail Creek. The Group retained joint control after the disposal.
(c)	Gains relating to disposals of associates include US$518 million profit on sale of the Group’s equity interest in Freeport-McMoRan Copper & Gold Inc. (‘FCX’). Rio Tinto invested in the Grasberg ore body through purchase of an equity interest in FCX and participation in the Grasberg joint venture. The investment occurred prior to the introduction of FRS10 and the goodwill arising was therefore eliminated directly against reserves in accordance with Rio Tinto’s UK GAAP accounting policy at the time. On disposal of the equity interest in FCX, the US$228 million of goodwill attributable to this interest was written back through reserves and deducted in arriving at the profit on disposal.
(d)	The asset write down for Palabora aligns the balance sheet value of the relevant fixed assets with the net present value of the expected future cash flows relating to those assets. The pre-tax discount rate of nine per cent used in calculating the net present value of expected future cash flows was derived from the Group’s weighted average cost of capital, with appropriate adjustments for risk. This discount rate has been applied to the relevant pre-tax cash flows stated in real terms.
(e)	Future operating and development costs relating to Colowyo are now estimated to be substantially higher than previously expected. This has resulted in the above exceptional charge of US$160 million, which includes asset write downs totalling US$11 million and a provision of US$149 million in respect of the Group’s obligations under the management agreement referred to in note 14. These charges are based on the expected future cash flows of the Colowyo operation, having regard to the Group’s obligations under the management agreement. In calculating the asset write downs and provision for contract obligations, the cash flows have been estimated in real terms and discounted at a pre-tax discount rate of five per cent. The major area of uncertainty affecting the provision for contract obligations relates to the future operating and development costs of the Colowyo operation, which have been estimated over the next eighteen years.
(f)	The gains arising on disposals of subsidiaries, joint ventures and associates in 2003 did not give rise to a tax charge.
(g)	The taxation credit comprises a deferred tax credit of US$112 million offset by a current tax charge of US$15 million.

5	NET INTEREST PAYABLE AND SIMILAR CHARGES		2004	2003
		Note	US$m	US$m

Interest payable on
– Bank borrowings			(53)	(56)
– Other loans			(119)	(143)

			(172)	(199)
Amounts capitalised			35	39

			(137)	(160)

Interest receivable and similar income from fixed asset investments
– Joint ventures			13	8
– Associates			–	5
– Other investments			3	4

			16	17
Other interest receivable			8	4

			24	21

Group net interest payable			(113)	(139)
Share of joint ventures’ net interest payable (a)			(20)	(13)
Share of associates’ net interest payable (a)			(16)	(54)

Net interest payable			(149)	(206)
Amortisation of discount		6	(105)	(92)

Net interest payable and similar charges			(254)	(298)

(a)	The Group’s share of net interest payable by joint ventures and associates relates to its share of the net debt of joint ventures and associates, which is disclosed in note 14.

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6	AMORTISATION OF DISCOUNT	2004	2003
		US$m	US$m

Subsidiaries		(100)	(97)
Share of joint ventures		(4)	(3)
Share of associates		(1)	–

		(105)	(100)
Amounts capitalised (b)		–	8

		(105)	(92)

(a)	The amortisation of discount relates principally to provisions for close down and restoration and for environmental clean up costs as explained in accounting policy It also includes the unwinding of the discount on non-interest bearing long term accounts payable.
(b)	Amounts capitalised relate to costs on specific projects for which construction or development activities are ongoing.

7	TAXATION CHARGE	2004	2003
		US$m	US$m

UK taxation
Corporation tax at 30%
– Current		22	99
– Deduct: relief for overseas taxes		(15)	(96)

		7	3
– Deferred		–	(7)

		7	(4)
Australian taxation
Corporation tax at 30%
– Current		390	300
– Deferred		(25)	9

		365	309
Other countries
– Current		204	47
– Deferred		(88)	(27)

		116	20

Joint ventures – charge for year (b)		319	160
Associates – charge for year (b)		34	82

		841	567

(a)	A current tax charge of US$20 million (2003: charge of US$194 million) and a deferred tax charge of US$13 million (2003: charge of US$162 million) are dealt with in the Statement of Total Recognised Gains and Losses (‘STRGL’). These tax charges relate to exchange gains and losses which are themselves dealt with in the STRGL.
(b)	Some tax recognised by subsidiary holding companies is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates.
(c)	A benefit of US$15 million was recognised in 2004 (2003: US$34 million) for operating losses that are expected to be recovered in future years. Of this benefit US$5 million (2003: US$nil) is included within ‘UK taxation’, US$nil (2003: US$16 million) within ‘Australian taxation’ and US$10 million (2003: US$18 million) within ‘Other countries’.
(d)	Adjustments of prior year accruals and provisions reduced the total tax charge by a net amount of US$8 million (2003: US$28 million).
(e)	The 2004 tax charge was reduced by US$26 million (2003: US$11 million) as a result of the entry into the Australian tax consolidation regime with effect from 1 January 2003.
(f)	The Group’s effective tax rate for 2004 is 29.0 per cent (2003: 28.8 per cent) excluding exceptional items and 23.4 per cent (2003: 27.1 per cent) including exceptional items.
(g)	Tax paid during 2003, of US$917 million, included an amount of US$106 million relating to the disputed tax assessment from the Australian Tax Office described in note 29. The amount paid has been recorded as a receivable in these accounts because the Directors believe that the relevant tax assessments are not sustainable. Tax payments also include amounts related to exchange gains and losses on net debt which are recorded directly in the Statement of Total Recognised Gains and Losses.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

7	TAXATION CHARGE CONTINUED	2004	2003
		US$m	US$m

Prima facie tax reconciliation
Profit on ordinary activities before taxation		3,596	2,094

Prima facie tax payable at UK and Australian rate of 30%		1,079	628

Impact of exceptional items		(94)	(38)

Other permanent differences
Other tax rates applicable outside the UK and Australia		93	59
Permanently disallowed amortisation/depreciation		55	53
Research, development and other investment allowances		(8)	(5)
Resource depletion allowances		(87)	(54)
Other (h)		(30)	(24)

		23	29
Other deferral of taxation
Capital allowances in excess of other depreciation charges		(89)	(48)
Other timing differences		34	14

Total timing differences related to the current year		(55)	(34)

Current taxation charge for the year		953	585

Deferred tax recognised on timing differences		55	34
Deferred tax impact of exceptional items		(112)	–
Other deferred tax items (i)		(55)	(52)

Total taxation charge for the year		841	567

(h)	‘Other’ components of the current tax charge include the benefit of reduced Alternative Minimum Tax payable in the United States.
(i)	‘Other deferred tax items’ include benefits from adjustments of prior year provisions (see (d) above) and from Australian tax consolidation (see (e) above).

8	DIVIDENDS	2004	2003
		US$m	US$m

Rio Tinto plc Ordinary Interim dividend		341	320
Rio Tinto plc Ordinary Final dividend		481	363
Rio Tinto Limited Ordinary Interim dividend (b)		100	93
Rio Tinto Limited Ordinary Final dividend (b)		140	106

		1,062	882

	2004		2003
	Number		Number
	of shares		of shares
	(millions	)	(millions	)

Rio Tinto plc Interim	1,067.5		1,066.1
Rio Tinto plc Final	1,068.0		1,066.7
Rio Tinto Limited Interim – fully franked at 30% (b)	311.7		311.6
Rio Tinto Limited Final – fully franked at 30% (b)	311.9		311.6

(a)	The 2004 dividends have been based on the following US cents per share amounts: interim – 32 cents, final – 45 cents (2003: interim – 30 cents, final – 34 cents).
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders.
(c)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2005.
(d)	Rio Tinto Limited formed a tax consolidated group in Australia with effect from 1 January 2003. The approximate amount of the Rio Tinto Limited tax consolidated group’s retained profits and reserves that could be distributed as dividends and franked out of the existing franking credits, which arose from net payments of income tax in respect of periods up to 31 December 2004 (after deducting franking credits on the proposed final dividend), is US$3,360 million.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

9	EARNINGS PER ORDINARY SHARE

		2004	2003
	Note	US$m	US$m

Profit for the financial year		2,813	1,508
Exceptional items	4	(592)	(126)

Adjusted earnings (a)		2,221	1,382

Earnings per share		204.0c	109.5c
Exceptional items per share		(43.0)c	(9.2)c

Adjusted earnings per share (a)		161.0c	100.3c

Diluted earnings per share		203.6c	109.3c
Exceptional items per share		(42.8)c	(9.1)c

Adjusted diluted earnings per share (a)		160.8c	100.2c

(a)	Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group.
(b)	The daily average number of ordinary shares in issue of 1,379.2 million (2003: 1,377.5 million) excludes the Rio Tinto Limited shares held by Rio Tinto plc.
(c)	The daily average number of ordinary shares used for the diluted earnings per share calculations is 1,381.4 million (2003: 1,379.4 million) and excludes the Rio Tinto Limited shares held by Rio Tinto plc. The extra two million shares included in the calculation relate to unexercised share options.

10	GOODWILL
		2004	2003
	Note	US$m	US$m

Cost
At 1 January		1,562	1,282
Adjustment on currency translation		41	260
Additions	35	–	20

At 31 December		1,603	1,562

Accumulated amortisation
At 1 January		(377)	(267)
Adjustment on currency translation		(10)	(30)
Amortisation for the year		(77)	(76)
Other movements		–	(4)

At 31 December		(464)	(377)

Net balance sheet amount		1,139	1,185

(a)	Goodwill is being amortised over the economic lives of the relevant operations, which involves periods ranging from nine to 40 years with a weighted average of around 26 years (2003: 26 years). The amortisation period exceeds 20 years where the ore reserves (and, for some mines, mineral resources) are sufficient to justify this.

11	EXPLORATION AND EVALUATION
	2004	2003
	US$m	US$m

At cost less amounts written off
At 1 January	834	694
Adjustment on currency translation	23	119
Expenditure in year	193	130
Charged against profit for the year	(51)	(47)
Disposals, transfers and other movements (a)	(39)	(62)

At 31 December	960	834

Provision
At 1 January	(765)	(637)
Adjustment on currency translation	(20)	(104)
Charged against profit for the year	(136)	(80)
Disposals, transfers and other movements	58	56

At 31 December	(863)	(765)

Net balance sheet amount	97	69

(a)	Disposals, transfers and other movements’ includes the capitalisation of US$17 million of close down and restoration provisions in respect of certain exploration projects.
(b)	The total of US$187 million (2003: US$127 million) charged against profit in respect of exploration and evaluation includes US$51 million (2003: US$47 million) written off cost and an increase in the provision of US$136 million (2003: US$80 million).

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

12	PROPERTY, PLANT AND EQUIPMENT

	Mining	Land	Plant	Capital	2004	2003
	properties	and	and	works in	Total	Total
	and leases	buildings	equipment	progress	US$m	US$m

Cost
At 1 January	5,392	3,523	17,942	1,739	28,596	23,327
Adjustment on currency translation	213	101	825	51	1,190	4,273
Capitalisation of additional closure costs (note 20)	260	–	–	–	260	167
Other additions (g)	199	97	570	1,559	2,425	1,462
Disposals	(13)	(29)	(208)	(2)	(252)	(449)
Subsidiaries newly consolidated	–	–	–	–	–	3
Subsidiaries sold	(203)	(12)	(244)	–	(459)	(185)
Transfers and other movements (c)	160	123	1,356	(1,621)	18	(2)

At 31 December	6,008	3,803	20,241	1,726	31,778	28,596

Accumulated depreciation
At 1 January	(1,409)	(1,540)	(10,317)	(134)	(13,400)	(11,144)
Adjustment on currency translation	(66)	(49)	(472)	–	(587)	(1,886)
Exceptional asset write downs	(7)	(3)	(398)	–	(408)	–
Other depreciation for the year	(246)	(119)	(762)	–	(1,127)	(930)
Disposals	13	9	160	1	183	419
Subsidiaries sold	71	–	110	–	181	148
Transfers and other movements (c)	10	(18)	(4)	(3)	(15)	(7)

At 31 December	(1,634)	(1,720)	(11,683)	(136)	(15,173)	(13,400)

Net balance sheet amount at 31 December 2004	4,374	2,083	8,558	1,590	16,605

Net balance sheet amount at 31 December 2003	3,983	1,983	7,625	1,605		15,196

(a)	The net balance sheet amount at 31 December 2004 includes US$374 million (2003: US$394 million) of pledged assets, in addition to assets held under the finance leases disclosed in note 22.
(b)	The net balance sheet amount for land and buildings includes freehold US$2,005 million; long leasehold US$68 million; and short leasehold US$10 million.
(c)	‘Transfers and other movements’ includes reclassifications between categories.
(d)	Accumulated depreciation on ‘Capital works in progress’ at 1 January 2004 relates to an exceptional charge made in 2002.
(e)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt where applicable.
(f)	During 2002, the Group acquired North Jacob’s Ranch for US$380 million. Payments of US$76 million were made in each of 2002, 2003 and 2004. The remainder of the consideration, US$152 million, is payable over the next two years.
(g)	During 2004, the Group acquired additional reserves at West Antelope at a cost of US$146 million.
(h)	At 31 December 2004, net tangible assets per share amounted to US$8.22 (31 December 2003: US$6.38).
(i)	A change in the mine plan at Kennecott Utah Copper was approved in February 2005. Pending any extension of the assumed mine life there will be an increase in the annual depreciation charge and amortisation of the discount, relating to provisions, together totalling approximately US$45 million, from 2005.
(j)	Details of production stage deferred stripping costs, which have been included in ‘Mining properties and leases’, and investments as appropriate, are set out in the following table:

	2004	2004	2004	2003	2003	2003
	Sub-	Share	Total	Sub-	Share	Total
	sidiaries	of joint		sidiaries	of joint
		ventures			ventures
		and			and
		associates			associates
	US$m	US$m	US$m	US$m	US$m	US$m

Carrying values
At 1 January	441	230	671	326	198	524
Adjustment on currency translation	10	1	11	17	3	20
Net deferral of stripping costs during year	116	19	135	77	32	109
Other	2	(35)	(33)	21	(3)	18

Deferred stripping balance carried forward at 31 December	569	215	784	441	230	671

100	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

13 FIXED ASSET INVESTMENTS	Investments	Loans to	Investments	Loans to	2004	2003
	in joint	joint	in associates	associates	Total	Total
	ventures	ventures	/other		US$m	US$m

At 1 January	2,051	172	515	2	2,740	2,577
Adjustment on currency translation	34	2	13	–	49	283
Group’s share of earnings net of distributions	166	–	47	–	213	12
Additions (excluding acquisitions)	30	–	14	–	44	135
Disposals and repayments of advances	(31)	(10)	(229)	(2)	(272)	(254)
Transfers and other movements	16	2	25	–	43	(13)

Balance sheet amount at 31 December	2,266	166	385	–	2,817	2,740

(a)	The Group’s investments in joint ventures and associates include, where appropriate, entry premiums on acquisition plus interest capitalised by the Group during the development period of the relevant mines. At 31 December 2004, this capitalised interest less accumulated amortisation amounted to US$21 million (2003: US$12 million).
(b)	The cash flow statement analyses additions to joint ventures and associates between the following:
	–	Funding of Group share of joint ventures’ and associates’ capital expenditure’, which reports cash supplied by the Group for the formation of new operating assets whose benefits will be attributable to the Group, and
	–	‘Repayments from/(other funding of) joint ventures and associates’ which includes any financial investment in joint ventures and associates that does not have the above characteristics, and all loan repayments.
(c)	Further details of investments in joint ventures and associates are set out below and in notes 14, 32 and 33.

	2004	2003
	US$m	US$m

Joint ventures
Rio Tinto’s share of assets
– Fixed assets	2,749	2,768
– Current assets	726	465

	3,475	3,233

Rio Tinto’s share of third party liabilities
– Liabilities due within one year	(437)	(312)
– Liabilities due after more than one year (including provisions)	(606)	(698)

	(1,043)	(1,010)

Rio Tinto’s share of net assets	2,432	2,223

(a)	The Group’s share of joint venture liabilities set out above excludes US$166 million (2003: US$172 million) due to the Group. These excluded liabilities correspond with the loans to joint ventures that are presented earlier in this note as an asset of the Group. Including these loans, the Group’s share of the total liabilities of joint ventures was US$1,209 million (2003: US$1,182 million).
(b)	Of the US$606 million of liabilities due after more than one year, US$482 million relates to long term debt, which matures as follows: US$111 million between 1-2 years; US$111 million between 2-3 years; US$96 million between 3-4 years; US$63 million between 4-5 years and US$101 million after 5 years.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

13 FIXED ASSET INVESTMENTS CONTINUED	2004	2003
	US$m	US$m

Associates
Rio Tinto’s share of assets
– Fixed assets	480	1,083
– Current assets	79	327

	559	1,410

Rio Tinto’s share of third party liabilities
– Liabilities due within one year	(56)	(214)
– Liabilities due after more than one year (including provisions)	(256)	(733)

	(312)	(947)
Non-equity capital and outside shareholders’ interests	–	(42)

Rio Tinto’s share of net assets	247	421

(a)	Of the US$256 million of liabilities due after more than one year, US$230 million relates to long term debt which matures as follows: US$58 million between 1-2 years; US$60 million between 2-3 years; US$60 million between 3-4 years; US$15 million between 4-5 years and US$37 million after 5 years.

	2004	2003
	US$m	US$m

Investments in and loans to associates/other
Investments in and loans to associates	247	421
Other investments (a)	138	96

	385	517

(a)	Other investments include listed investments of US$46 million with a market value of US$114 million (2003: US$92 million); this includes a 19 per cent holding in the Labrador Iron Ore Royalty Income Fund which itself owns 15.1 per cent of Iron Ore Company of Canada Inc. Further information on the net debt of joint ventures and associates is shown in note 14.

14 NET DEBT OF JOINT VENTURES AND ASSOCIATES	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	percentage	share of	percentage	share of
		net debt		net debt
	2004	2004	2003	2003
	%	US$m	%	US$m

Joint ventures
Minera Escondida Limitada	30.0	324	30.0	414
Leichhardt	44.7	22	44.7	31
Colowyo	20.0	31	20.0	32
Warkworth	42.1	28	42.1	34

Associates
Freeport-McMoRan Copper & Gold Inc.	–	–	13.1	236
Tisand (Pty) Limited	50.0	137	50.0	121
Port Waratah Coal Services	27.6	106	27.6	114
Sociedade Mineira de Neves-Corvo SA (Somincor)	–	–	49.0	37
Other		(46)		(15)

Net debt of joint ventures and associates		602		1,004

(a)	In accordance with FRS 9, the Group includes its net investment in joint ventures and associates in its consolidated balance sheet. This investment is shown net of the Group’s share of the net debt of joint ventures and associates due to third parties, which is set out above.
(b)	Some of the debt of joint ventures and associates is subject to financial and general covenants.
(c)	The group holds 44.7 per cent of the equity of the Leichhardt joint venture, which has a 31.4 per cent interest in the Blair Athol joint venture. Leichhardt has US$91 million (2003: US$85 million) of shareholders’ funds and US$50 million (2003: US$70 million) of debt finance.
(d)	The Group has a partnership interest in the Colowyo Coal Company and has undertaken, via a subsidiary company which entered into a management agreement, to cause the partnership to perform its obligations under certain coal supply contracts. The debt of US$156 million owed by the Colowyo Coal Company is to be serviced and repaid out of the proceeds of these contracts. The exceptional charge in 2004, referred to in note 4, includes a provision of US$149 million in respect of the Group’s obligations under the above management agreement.
(e)	Except for the obligations referred to above, in relation to Colowyo, the debt of joint ventures and associates is without recourse to the Rio Tinto Group.

102	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

15 INVENTORIES	2004	2003
	US$m	US$m

Raw materials and purchased components	337	347
Consumable stores	367	290
Work in progress	460	382
Finished goods and goods for resale	862	764

	2,026	1,783

Comprising:
Inventories expected to be sold or used within 12 months	1,988	1,746
Inventories not expected to be sold nor used within 12 months	38	37

	2,026	1,783

(a)	As reported in the Cash flow statement, the increase in inventories during 2004 was US$179 million excluding the effects of subsidiaries sold and changes in exchange rates on translation into US dollars.

16 ACCOUNTS RECEIVABLE AND PREPAYMENTS		2004	2003
	Note	US$m	US$m

Due within one year
Trade debtors		1,305	1,266
Bills receivable		20	13
Amounts owed by joint ventures		5	–
Amounts owed by associates		2	4
Other debtors		268	225
Current tax recoverable		33	102
Pension prepayments (a)		35	5
Other prepayments		55	59

		1,723	1,674

Due in more than one year
Bills receivable		–	6
Other debtors		39	36
Current tax recoverable		138	130
Deferred tax assets	21	42	17
Pension prepayments (a)		581	615
Other prepayments		36	5

		836	809

(a)	Movements in pension prepayments are included in ‘Other items’ in the Cash flow statement.

17 CURRENT ASSET INVESTMENTS, CASH AND LIQUID RESOURCES		2004	2003
	Note	US$m	US$m

Liquid resources
Time deposits		116	206
Other		2	2

Total liquid resources	23	118	208
Deduct: items qualifying as cash for balance sheet disclosure		(116)	(206)

		2	2
Other current asset investments
US Treasury bonds (a)		76	228

Investments per balance sheet (unlisted)		78	230

Cash
Cash as defined in FRS 1 Revised (‘FRS 1 cash’)	23	206	41
Add back bank borrowings repayable on demand included in FRS 1 cash	18	68	148
Investments qualifying as cash		116	206

Cash per balance sheet		390	395

(a)	Current asset investments include US$76 million (2003: US$228 million) relating to US Treasury bonds that are not regarded as liquid assets because they are held as security for the deferred consideration for certain assets acquired during 2002.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

18 SHORT TERM BORROWINGS	2004	2003
	US$m	US$m

Secured
Bank loans repayable within 12 months	46	52
Other loans repayable within 12 months	26	59

	72	111

Unsecured
Bank borrowings repayable on demand	68	148
Bank loans repayable within 12 months	8	91
Other loans repayable within 12 months	658	157
Commercial paper (a)	–	1,687

	734	2,083

Total short term borrowings per balance sheet	806	2,194

(a)	US$1.1 billion of the commercial paper outstanding at 31 December 2003 was backed by medium term facilities. Under Australian GAAP this amount would be grouped within non-current borrowings.

19 ACCOUNTS PAYABLE AND ACCRUALS	2004	2003
	US$m	US$m

Due within one year
Trade creditors	950	737
Amounts owed to joint ventures	5	9
Amounts owed to associates	15	44
Other creditors (a)	303	226
Tax on profits	189	250
Employee entitlements	146	125
Royalties and mining taxes	151	133
Accruals and deferred income	198	123
Dividends payable to outside shareholders of subsidiaries	–	1
Dividends payable to Rio Tinto shareholders	632	492

	2,589	2,140

Due in more than one year
Other creditors (a)	208	194
Accruals and deferred income (b)	130	29
Tax on profits	63	99

	401	322

(a)	Other creditors’ includes deferred consideration of US$250 million (2003: US$219 million) relating to certain assets acquired during 2002 and 2004, of which US$96 million (2003: US$76 million) is due within one year. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost.	(b)	Accruals and deferred income’ include contributions made by governments to the cost of acquiring fixed assets which are to be credited to the profit and loss account over the expected useful economic life of the fixed assets to which they relate.

104	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

20 PROVISIONS FOR LIABILITIES AND CHARGES	Post	Other	Close down &	Other	2004	2003
	retirement	employee	restoration/		Total	Total
	health care	entitlements	environmental		US$m	US$m

At 1 January	498	337	2,092	211	3,138	2,562
Adjustment on currency translation	9	11	71	2	93	335
Capitalisation of additional closure costs (note 12)	–	–	260	–	260	167
Charged to profit for the year	43	57	53	(6)	147	154
Exceptional charge (note 4)	–	–	–	149	149	–
Amortisation of discount related to provisions	–	–	95	5	100	89
Utilised in year:
provisions set up on acquisition of businesses	–	–	–	(3)	(3)	(4)
other provisions	(26)	(84)	(51)	(22)	(183)	(155)
Subsidiaries sold	(1)	(10)	(62)	–	(73)	(7)
Transfers and other movements	–	(19)	31	11	23	(3)

	523	292	2,489	347	3,651	3,138

Provision for deferred taxation (see note 21)					1,407	1,398

Provisions for liabilities and charges per balance sheet					5,058	4,536

(a)	The main assumptions used to determine the provision for post retirement healthcare are disclosed in note 41. The provision is expected to be utilised over the next 15 to 20 years.
(b)	The provision for other employee entitlements includes pension entitlements of US$53 million and a provision for long service leave, based on the relevant entitlements in certain Group operations. Some US$64 million is expected to be utilised within the next year.
(c)	The Group’s policy on close down and restoration costs is shown in note 1(l). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Remaining lives of mines and infrastructure range from 2 to over 50 years with an average, weighted by discounted closure provision, of around 16 years. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$2,489 million for close down and restoration costs and for environmental clean up obligations include estimates of the effect of future inflation and have been discounted to their present value at an average of approximately six per cent per annum, being an estimate of the risk free pre-tax cost of borrowing. Excluding the effects of future inflation, but before discounting, the provision is equivalent to some US$4.1 billion.
(d)	Some US$142 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC also anticipates entering into a formal agreement with the EPA in 2005, for the remedial action on the ground water, including the acidic portion of the contamination.
(f)	At Kennecott Utah Copper, provisions for close down and restoration costs were increased by US$76 million and provisions for environmental clean up costs were increased by US$46 million, based on the current assumption that the expenditure will occur earlier as a result of the change in the mine plan.
(g)	Other provisions deal with a variety of issues and include US$35 million relating to the remaining provision for the market valuation of the hedge books held by companies acquired in 2000 and 2001, which will be utilised over the next seven years (see note 28), and US$40 million relating to payments received from employees for accommodation at some sites which are refundable in certain circumstances.

21 DEFERRED TAXATION		2004	2003
	Note	US$m	US$m

At 1 January		1,381	1,006
Adjustment on currency translation		74	197
Reported in the STRGL		13	162
Subsidiary sold		–	6
Credited to profit for the year in respect of timing differences		(113)	(25)
Other movements (a)		10	35

		1,365	1,381

Included in provisions for liabilities and charges		1,407	1,398
Included in accounts receivable	16	(42)	(17)

		1,365	1,381

(a)	‘Other movements’ includes deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates. The amounts	reported in the Statement of Total Recognised Gains and Losses relate to the provisions for tax relief on exchange differences on net debt recorded directly in reserves.

Rio Tinto 2004 Annual report and financial statements	105

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

21 DEFERRED TAXATION CONTINUED	UK	Australian	Other	2004	2003
	tax	tax	countries’	Total	Total
			tax	US$m	US$m

Provided in the accounts
Deferred tax assets	13	315	1,208	1,536	1,369
Deferred tax liabilities	(130)	(983)	(1,788)	(2,901)	(2,750)

Balance as shown above	(117)	(668)	(580)	(1,365)	(1,381)

Comprising:
Accelerated capital allowances	(6)	(608)	(1,018)	(1,632)	(1,574)
Other timing differences	(124)	(79)	247	44	(89)
Tax losses	13	19	191	223	282

Balance as shown above	(117)	(668)	(580)	(1,365)	(1,381)

(b)	US$342 million (2003: US$380 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets. This total includes US$298 million (2003: US$306 million) of United States Alternative Minimum Tax credits and US tax losses for which recovery is dependent on the level of taxable profits in the US tax group and US$44 million (2003: US$74 million) of tax losses arising in countries other than the US.	(c)	There is a limited time period for the recovery of US$6 million (2003:US$26 million) of tax losses which have been recognised as deferred tax assets in the accounts.

22 MEDIUM AND LONG TERM BORROWINGS	2004	2003
	US$m	US$m

At 1 January	5,895	5,913
Adjustment on currency translation	25	184
Subsidiaries sold	(12)	–
Loans drawn down	205	1,817
Loan repayments	(2,038)	(2,019)

At 31 December	4,075	5,895
Deduct: short term	(738)	(2,046)

Medium and long term borrowings	3,337	3,849

Borrowings at 31 December
Commercial paper	–	1,687

Bank loans
Secured	281	296
Unsecured	223	289

	504	585

Other loans
Secured
Loans	33	47
Finance leases	100	119
Unsecured
Rio Tinto Finance (USA) Limited Bonds 5.75% 2006	500	500
Rio Tinto Finance (USA) Limited Bonds 2.625% 2008	600	600
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013	100	100
European Medium Term Notes (b)	1,499	1,618
North Finance (Bermuda) Limited 7% 2005	200	200
Other unsecured loans	539	439

	3,571	3,623

Total borrowings	4,075	5,895

(a)	The majority of the fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit facilities are shown in note 28.	(b)	The Group has a US$3 billion European Medium Term Note programme for the issuance of short to medium term debt of which US$1.5 billion was drawn down at 31 December 2004.

106	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

23 NET DEBT				2004	2003
	FRS 1	Borrowings	Liquid	Net debt	Net debt
	cash (a)		resources (a)	US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	41	(5,895)	208	(5,646)	(5,747)
Adjustment on currency translation	(13)	(25)	4	(34)	(123)
Subsidiaries sold	–	12	(4)	8	–
Per cash flow statement	178	1,833	(90)	1,921	224

At 31 December	206	(4,075)	118	(3,751)	(5,646)

(a) A reconciliation of these figures to their respective balance sheet categories is shown in note 17.

				2004	2003
				US$m	US$m

Reconciliation of cash flow to movement in net debt
Increase/(decrease) in cash per cash flow statement				178	(83)
Cash outflow from decrease in borrowings				1,833	202
Cash (inflow)/outflow from (decrease)/increase in liquid resources				(90)	105

Decrease in net debt				1,921	224

Net cash flow from movement in liquid resources comprises
(Decrease)/increase in time deposits				(90)	113
Decrease in other liquid investments				–	(8)

Net cash (inflow)/outflow				(90)	105

Rio Tinto 2004 Annual report and financial statements	107

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

24 SHARE CAPITAL – RIO TINTO PLC	2004	2003	2004	2003
	Number (m )	Number (m )	US$m	US$m

Share capital account
At 1 January	1,066.67	1,065.48	155	154
Ordinary shares issued	1.35	1.19	–	1

At 31 December	1,068.02	1,066.67	155	155

Issued and fully paid share capital
Special voting share of 10p (d)	1 only	1 only	–	–
DLC dividend share (d)	1 only	1 only	–	–
Ordinary shares of 10p each (equity)	1,068.02	1,066.67	155	155

Total issued share capital			155	155

Unissued share capital
Ordinary shares of 10p each	352.01	353.36	51	51
Equalisation share of 10p (d)	1 only	1 only	–	–

Total authorised share capital	1,420.03	1,420.03	206	206

Options outstanding
Options outstanding at 1 January	9.61	9.34
– granted	1.54	2.70
– exercised	(1.15)	(1.43)
– cancelled	(0.27)	(1.00)

Options outstanding at 31 December (b)	9.73	9.61

(a)	1,346,874 Ordinary shares were issued during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at prices between 521p and 1,107p (2003: 1,192,702 shares at prices between 521p and 1,061p).
(b)	At 31 December 2004, options over the following number of Ordinary shares were outstanding:
	–	nil under the Rio Tinto plc Executive Share Option Scheme 1985 (31 December 2003: 23,000 shares at a price of 861p).
	–	8,053,292 under the Rio Tinto Share Option Plan 1998 at prices between 808.8p and 1,458.6p (31 December 2003: 7,662,925 shares at prices between 808.8p and 1,458.6p). The exercise of share options is subject to the satisfaction of a graduated performance condition set by the Remuneration committee at various dates up to April 2014.
	–	1,679,702 under the Rio Tinto plc Share Savings Plan at prices between 711p and 1,277p and exercisable at various dates up to June 2010 (31 December 2003: 1,920,430 shares at prices between 521p and 1,150p).
(c)	At the 2004 annual general meeting the shareholders resolved to renew the general authority for the Company to buy back up to 10 per cent (within any 12 months) of its Ordinary shares of 10p each for a further period of 18 months. Rio Tinto plc is seeking renewal of these approvals at its annual general meetng in 2005. During the year to 31 December 2004, no shares were bought back (2003: nil).
(d)	The ‘special voting share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC dividend share’ was issued to facilitate the efficient management of funds within the DLC structure.
(e)	The aggregate consideration received for shares issued during 2004 was US$21 million (2003: US$20 million).

108	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

24 SHARE CAPITAL – RIO TINTO LIMITED	2004	2003	2004	2003
	Number (m )	Number (m )	US$m	US$m

Share capital account
At 1 January	311.62	311.38	1,085	816
Adjustment on currency translation			43	264
Share issues	0.28	0.24	5	5

At 31 December	311.90	311.62	1,133	1,085

Share capital held by Rio Tinto plc	187.44	187.44

Total share capital (c)	499.34	499.06

Options outstanding
Options outstanding at 1 January	6.00	4.69
– granted	1.34	1.63
– exercised	(0.22)	(0.07)
– cancelled	(0.38)	(0.25)

Options outstanding at 31 December (d)	6.74	6.00

(a)	280,332 (2003: 240,466) shares were issued during the year, of which 223,617 (2003: 71,563) resulted from the exercise of share options under various Rio Tinto Limited employee share option schemes at prices between A$20.14 and A$27.86 (2003: A$20.37 and A$27.86) and 56,715 (2003: 168,903) from the vesting of shares under the Rio Tinto Mining Companies Comparative Plan.
(b)	Rio Tinto Limited is authorised by shareholder approvals obtained in 2004 to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on-market, up to ten per cent of the publicly held shares in any 12 month period. Rio Tinto Limited is seeking renewal of these approvals at its annual general meeting in 2005. During the year to 31 December 2004 no shares were bought back (2003: nil).
(c)	Total share capital in issue at 31 December 2004 was 499.3 million plus one special voting share and one DLC dividend share (31 December 2003: 499.1 million plus one special voting share and one DLC dividend share). The ‘special voting share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC dividend share’ was issued to facilitate the efficient management of funds within the DLC structure.
(d)	At 31 December 2004, options over the following number of shares were outstanding:
	–	4,073,599 shares under the Rio Tinto Share Option Plans 1998 & 2004 at prices between A$20.37 and A$39.87 (31 December 2003: 3,602,137 shares at prices between A$20.14 and A$39.87). These share options are exercisable at various dates up to April 2014, subject to the satisfaction of a graduated performance condition set by the Remuneration committee.
	–	2,651,980 shares under the Rio Tinto Limited Share Savings Plan at prices between A$25.57 and A$29.04 (31 December 2003: 2,385,453 shares at prices between A$25.57 and A$27.86). These share options are exercisable at various dates up to June 2010.
(e)	The aggregate consideration received for shares issued during 2004 was US$5 million (2003: US$5 million).

Rio Tinto 2004 Annual report and financial statements	109

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

25 SHARE PREMIUM AND RESERVES	2004	2003
	US$m	US$m

Share premium account
At 1 January	1,629	1,610
Premium on issues of ordinary shares	21	19

At 31 December	1,650	1,629

Parent and subsidiary companies’ profit and loss account
At 1 January	6,266	3,968
Adjustment on currency translation (b)	487	1,569
Retained profit for the year	1,538	614
Goodwill written back on disposal of interest in operation (c)	228	–
Transfers and other movements (d)	48	115

At 31 December	8,567	6,266

Joint ventures’ profit and loss account
At 1 January	526	504
Adjustment on currency translation (b)	1	53
Retained profit for the year	166	15
Transfers and other movements (d)	9	(46)

At 31 December	702	526

Associates’ profit and loss account
At 1 January	42	107
Adjustment on currency translation (b)	4	7
Retained profit/(loss) for the year	47	(3)
Transfers and other movements (d)	(42)	(69)

At 31 December	51	42

Total profit and loss account	9,320	6,834

Other reserves
At 1 January	334	303
Adjustment on currency translation (b)	7	31
Transfers and other movements (d)	(15)	–

At 31 December	326	334

Total reserves
– Parent and subsidiary companies	8,893	6,585
– Joint ventures	702	526
– Associated companies	51	57

	9,646	7,168

(a)	A substantial portion of Group reserves are in overseas companies. If these reserves were distributed, there would be a liability to withholding taxes and to corporate tax in the UK and Australia. This would, however, be reduced by double taxation relief. Provision is made in these accounts for such additional tax only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
(b)	Adjustments on currency translation include net of tax exchange gains of US$139 million (2003: gains of US$715 million) on net debt.

(c)	The goodwill written back relates to the disposal of the Group’s interest in Freeport-McMoRan Copper & Gold Inc. (see note 4).
(d)	‘Transfers and other movements’ primarily relate to the disposal of operations during 2004 and 2003.
(e)	At 31 December 2004, cumulative goodwill written off directly to reserves amounted to US$2,936 million (2003: US$3,142 million).

Amounts attributable to Rio Tinto Limited public shareholders
The consolidated shareholders’ funds of the DLC include US$2,845 million (2003: US$2,270 million) and profit for the financial year includes US$636 million (2003: US$341 million) attributable to the economic interests of shareholders in Rio Tinto Limited other than Rio Tinto plc.

110	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

26 PRODUCT ANALYSIS	2004	2003	2004	2003
	%	%	US$m	US$m

Operating assets (a)
Copper, gold and by-products	16.2	18.2	2,697	2,877
Iron ore	28.6	25.0	4,757	3,951
Coal	11.5	14.1	1,910	2,234
Aluminium	22.2	20.6	3,690	3,261
Industrial minerals	12.9	12.9	2,150	2,044
Diamonds	7.6	8.0	1,261	1,261
Other products	1.0	1.2	144	181

Total	100.0	100.0	16,609	15,809
Central items			(274)	(126)
Less: net debt			(3,751)	(5,646)

Net assets			12,584	10,037

Gross turnover (including share of joint ventures and associates)
Copper	15.7	12.7	2,225	1,495
Gold (all sources)	4.5	9.1	634	1,068
Iron ore	18.6	18.4	2,636	2,165
Coal	18.7	18.1	2,644	2,125
Aluminium	16.8	15.7	2,374	1,847
Industrial minerals	14.9	15.7	2,106	1,849
Diamonds	5.3	4.7	744	556
Other products	5.5	5.6	772	650

Total	100.0	100.0	14,135	11,755

Profit before tax
Copper, gold and by-products	31.5	27.3	1,186	680
Iron ore	23.1	30.1	869	748
Coal	13.7	10.2	516	255
Aluminium	13.3	11.5	501	287
Industrial minerals	9.7	11.5	366	286
Diamonds	7.6	7.5	288	187
Other products	1.1	1.9	40	46

	100.0	100.0	3,766	2,489
Exploration and evaluation			(187)	(127)
Net interest (c)			(113)	(139)
Other items			(232)	(255)

			3,234	1,968
Exceptional items (d)			362	126

Total			3,596	2,094

Net earnings
Copper, gold and by-products	33.8	27.1	861	429
Iron ore	22.4	31.6	569	500
Coal	13.8	10.3	350	163
Aluminium	13.1	11.9	334	189
Industrial minerals	9.3	10.0	236	159
Diamonds	6.6	7.0	169	111
Other products	1.0	2.1	25	33

	100.0	100.0	2,544	1,584
Exploration and evaluation			(152)	(98)
Net interest (c)			(57)	(59)
Other items			(114)	(45)

			2,221	1,382
Exceptional items (d)			592	126

Total			2,813	1,508

(a)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown.
(b)	The above analyses include Rio Tinto’s shares of the results of joint ventures and associates including interest.
(c)	The amortisation of discount is included in the applicable product category. All other financing costs of subsidiaries are shown as ‘Net interest’.

(d)	Exceptional items are shown separately in the above analysis of ‘Profit before tax’ and ‘Net earnings’. Of the exceptional items, US$920 million before tax (US$913 million after tax and outside shareholders’ interests) relates to profit on disposal of interests in operations, US$(398) million before tax (US$(161) million after tax and outside shareholders’ interests) relates to Palabora which is part of the ‘Copper, gold and by-products’ segment and US$(160) million before and after tax relates to Colowyo which is part of the ‘Coal’ segment.

Rio Tinto 2004 Annual report and financial statements	111

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

26 PRODUCT ANALYSIS CONTINUED

The Group figures on page 111 include the following amounts for joint ventures

	2004	2003
	US$m	US$m

Net investment
Copper, gold and by-products	1,236	1,072
Coal	1,122	1,080
Other	74	71

Total	2,432	2,223

Turnover
Copper	1,088	625
Gold	83	283
Coal	1,121	836
Other	81	76

Total	2,373	1,820

Profit before tax
Copper, gold and by-products	692	378
Coal	311	139
Other	25	3

Total	1,028	520

Net earnings
Copper, gold and by-products	465	256
Coal	223	102
Other	21	2

Total	709	360

The Group figures on page 111 include the following amounts for associates

	2004	2003
	US$m	US$m

Net investment
Copper, gold and by-products	180	362
Other	67	59

Total	247	421

Turnover
Copper	85	185
Gold	211	411
Other	122	111

Total	418	707

Profit before tax
Copper, gold and by-products	120	147
Other	19	33

Total	139	180

Net earnings
Copper, gold and by-products	93	77
Other	12	21

Total	105	98

(a)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. which was included in ‘Copper, gold and by-products’.

112	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

27	GEOGRAPHICAL ANALYSIS

By location
	2004	2003	2004	2003
	%	%	US$m	US$m

Operating assets (a)
North America	27.4	30.7	4,557	4,846
Australia and New Zealand	61.3	55.7	10,176	8,799
South America	4.1	4.1	680	652
Africa	3.3	3.6	548	577
Indonesia	2.4	3.5	398	554
Europe and other countries	1.5	2.4	250	381

Total	100.0	100.0	16,609	15,809
Unallocated items			(274)	(126)
Less: net debt			(3,751)	(5,646)

Net assets			12,584	10,037

Gross turnover (including share of joint ventures and associates) by country of origin
North America	32.0	30.3	4,522	3,567
Australia and New Zealand	46.7	43.8	6,603	5,152
South America	8.0	5.8	1,130	682
Africa	5.7	5.6	812	662
Indonesia	2.2	8.8	308	1,037
Europe and other countries	5.4	5.7	760	655

Total	100.0	100.0	14,135	11,755

Profit before tax
North America	28.3	18.9	948	399
Australia and New Zealand	49.8	53.7	1,666	1,131
South America	18.5	11.1	619	234
Africa	1.9	3.1	65	65
Indonesia	2.4	16.5	80	348
Europe and other countries	(0.9)	(3.3)	(31)	(70)

	100.0	100.0	3,347	2,107
Net interest (c)			(113)	(139)

			3,234	1,968
Exceptional items (d)			362	126

Total			3,596	2,094

Net earnings
North America	32.0	25.2	730	363
Australia and New Zealand	48.7	52.3	1,109	754
South America	16.8	10.8	382	156
Africa	0.7	0.8	15	12
Indonesia	2.1	12.6	48	181
Europe and other countries	(0.3)	(1.7)	(6)	(25)

	100.0	100.0	2,278	1,441
Net interest (c)			(57)	(59)

			2,221	1,382
Exceptional items (d)			592	126

Total			2,813	1,508

(a)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown.
(b)	The above analyses include Rio Tinto’s shares of the results of joint ventures and associates including interest.
(c)	The amortisation of discount is included in the applicable geographical category. All other financing costs of subsidiaries are shown as ‘Net interest’.
(d)	Exceptional items are shown separately in the above analysis of ‘Profit before tax’ and ‘Net earnings’. Of the exceptional items, US$920 million before tax (US$913 million after tax and outside shareholders’ interests) relates to profit on disposal of interests in operations, US$(398) million before tax (US$(161) million after tax and outside shareholders’ interests) relates to Palabora, which is included in the ‘Africa’ segment and, US$(160) million before and after tax relates to Colowyo, which is included in the ‘North America’ segment.

Rio Tinto 2004 Annual report and financial statements	113

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

27	GEOGRAPHICAL ANALYSIS CONTINUED

By location
The Group figures shown on page 113 include the following amounts for joint ventures	2004	2003
	US$m	US$m

Net investment
Australia and New Zealand	1,154	1,108
South America	710	552
Indonesia	529	523
North America	39	40

Total	2,432	2,223

Turnover by country of origin
Australia and New Zealand	955	550
South America	1,003	502
Indonesia	153	539
North America	262	229

Total	2,373	1,820

Profit before tax
Australia and New Zealand	287	57
South America	632	183
Indonesia	61	241
North America	48	39

Total	1,028	520

Net earnings
Australia and New Zealand	199	46
South America	420	122
Indonesia	45	155
North America	45	37

Total	709	360

By location
The Group figures shown on page 113 include the following amounts for associates	2004	2003
	US$m	US$m

Net investment
North America	66	53
Indonesia	–	143
Other	181	225

Total	247	421

Turnover by country of origin
North America	167	155
Indonesia	43	344
Other	208	208

Total	418	707

Profit before tax
North America	79	67
Indonesia	(1)	72
Other	61	41

Total	139	180

Net earnings
North America	58	49
Indonesia	(4)	23
Other	51	26

Total	105	98

(a)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc which was included in ‘Indonesia’.

114	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

27	GEOGRAPHICAL ANALYSIS CONTINUED

By destination	2004	2003	2004	2003
	%	%	US$m	US$m

Gross turnover (including share of joint ventures and associates) by destination
North America	24.9	25.7	3,525	3,024
Europe	21.5	23.3	3,038	2,742
Japan	17.5	18.0	2,476	2,119
Other Asia	22.4	21.5	3,167	2,527
Australia and New Zealand	8.4	7.2	1,191	845
Other	5.3	4.3	738	498

Total	100.0	100.0	14,135	11,755

The Group figures shown above include the following amounts for joint ventures	2004	2003
	US$m	US$m

Turnover by destination
North America	210	191
Europe	355	300
Japan	764	543
Other	1,044	786

Total	2,373	1,820

The Group figures shown above include the following amounts for associates	2004	2003
	US$m	US$m

Turnover by destination
North America	183	172
Europe	121	220
Other	114	315

Total	418	707

Rio Tinto 2004 Annual report and financial statements	115

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

28	FINANCIAL INSTRUMENTS

The Group’s policies with regard to currency, interest rate and commodity price exposures, and the use of derivative financial instruments, are discussed in the following sections on pages 34 and 35 of the Financial review:
A – Exchange rates, reporting currencies and currency exposure
B – Interest rates
C – Commodity prices
D – Treasury management and financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and excludes joint ventures and associates. The information provided is as at the end of the financial year. Short term debtors and creditors are included only in the currency analysis.

Financial instruments held by companies acquired are marked to market as part of the adjustment of assets and liabilities acquired to fair value. Where appropriate, these fair value adjustments, calculated on a basis consistent with that disclosed in Section E, are shown in the disclosures below.

A)	Currency
The Group’s currency derivatives are itemised below:

a)	Forward contracts hedging trading transactions

	Buy	Sell	Weighted	Fair value	Total
	currency	currency	average		fair
	amount	amount	exchange		value
			rate
Buy Australian dollar: sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	213	129	0.61	34
1 to 5 years	529	321	0.61	64
More than 5 years	30	18	0.61	2

Total	772	468	0.61		100

Of the above, contracts to sell US$439 million were acquired with companies purchased in 2000 and 2001.

Buy New Zealand dollar: sell US dollar	NZ$m	US$m	NZ$/US$	US$m

Less than 1 year	95	45	0.47	23
1 to 5 years	520	233	0.45	100
More than 5 years	130	58	0.45	19

Total	745	336	0.45		142
Other currency forward contracts					(6)

Total fair value					236
Adjust: Negative fair value recognised in respect of these contracts (of which US$11m was recognised on acquisition)					13

Fair value not recognised					249

116	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED

b)	Options hedging trading transactions

The Group acquired a series of bought call options with companies purchased in 2000. The majority of these bought call options were matched at 31 December 2003 by sold puts. The combination of these instruments had a similar effect to forward contracts. During 2004 all of these sold puts totalling US$248 million were knocked out, ie automatically cancelled, because the Australian dollar strengthened above a predetermined level.

	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value	fair
	amount	amount	strike		value
			rate
Bought A$ call options	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	7
1 to 5 years	247	173	0.70	17

Total fair value	341	239	0.70		24
Adjust: Negative fair value recognised on acquisition in respect of these contracts					25

Fair value not recognised					49

c)	Currency swaps hedging non US dollar debt

	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value (a)	fair
	amount	amount	exchange		value
Buy Euro: sell US dollars		US$m	rate		US$m

Less than 1 year	Euro 125m	153	0.82	17
1 to 5 years	Euro 850m	781	1.09	377

		934	1.04	394

Buy Japanese yen: sell US dollars

1 to 5 years	Yen 21 billion	177	119	28

Buy sterling: sell US dollars

Less than 1 year	£10m	15	0.67	4
1 to 5 years	£165m	235	0.70	83

		250	0.70	87

Buy Swiss francs: sell US dollars

Less than 1 year	CHF50m	36	1.39	9
1 to 5 years	CHF20m	12	1.67	6

		48	1.46	15

Total currency swaps		1,409			524
Fair value recognised within carrying value of debt					(524)

Fair value not recognised					–

(a)	These fair values comprise only the ‘currency element’ of the swaps. The fair value of the ‘interest element’ is presented in the summary of interest rate swaps.

Rio Tinto 2004 Annual report and financial statements	117

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

d)	Currency exposures arising from the Group’s net monetary assets/(liabilities)
After taking into account the effect of relevant derivative instruments, almost all the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below sets out the currency exposures arising from net monetary assets/(liabilities), other than net debt, which are not denominated in the functional currency of the relevant business unit. Gains and losses resulting from such exposures are recorded in the profit and loss account. This table reflects the currency exposures before adjusting for tax and outside interests.

		Currency of exposure			Currency of exposure

	United	Other	2004	United	Other	2003
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
United States dollar	–	36	36	–	30	30
Australian dollar	345	9	354	385	(16)	369
Canadian dollar	57	–	57	51	(1)	50
South African rand	22	12	34	47	6	53
Other currencies	12	(19)	(7)	20	15	35

Total	436	38	474	503	34	537

The table below shows the Rio Tinto share of the above currency exposures after tax and outside interests:

	Currency of exposure			Currency of exposure

	United	Other	2004	United	Other	2003
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
United States dollar	–	24	24	–	20	20
Australian dollar	222	7	229	251	(11)	240
Canadian dollar	21	–	21	19	(1)	18
South African rand	8	3	11	16	2	18
Other currencies	5	(16)	(11)	14	9	23

Total	256	18	274	300	19	319

B)	Interest rates
(i)	Financial liabilities and assets including the effect of interest rate and currency swaps
This table analyses the currency and interest rate composition of the Group’s financial assets and liabilities:

						2004	2003
	United	Australian	Sterling	South	Other	Total	Total
	States	dollar		African	currencies	carrying	carrying
	dollar			rand		value	value
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities (f)
Fixed rate	(758)	–	–	–	–	(758)	(721)
Floating rate	(2,660)	(422)	(12)	(265)	(26)	(3,385)	(5,322)
Non interest bearing (g)	(250)	–	–	–	–	(250)	(219)

	(3,668)	(422)	(12)	(265)	(26)	(4,393)	(6,262)
Financial assets (f)
Fixed rate	87	–	–	–	–	87	239
Floating rate (including loans to joint ventures and associates)	304	132	25	6	91	558	571

	(3,277)	(290)	13	(259)	65	(3,748)	(5,452)

Adjusted to exclude:
US Treasury bonds (fixed rate)						(87)	(239)
Deferred consideration payable (non interest bearing)						250	219
Loans to joint ventures and associates (floating rate)						(166)	(174)

Net debt (note 23)						(3,751)	(5,646)

118	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED

(ii) Fixed rate liabilities and assets, presented gross, and interest rate and currency swaps

The US$758 million (2003: US$721 million) of fixed rate liabilities shown in (i) above comprise the gross liabilities of US$2,670 million (2003: US$2,716 million) less the interest rate and currency swaps of US$1,912 million (2003: US$1,995 million) shown below:

Gross liabilities			2004			2003
	Principal	Average	Excess of	Principal	Average	Excess of
		fixed	fair value		fixed	fair value
		rate	over		rate	over
			principal			principal
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	200	7.0	(6)	–	–	–
1 to 5 years	1,150	4.1	8	1,350	4.6	(33)
More than 5 years	100	7.1	(18)	100	7.2	(17)

US$ fixed rate liabilities	1,450	4.7	(16)	1,450	4.8	(50)

Less than 1 year	15	5.4	–	46	2.3	–
1 to 5 years	1,205	4.5	(67)	1,220	4.5	(62)

Non US dollar fixed rate liabilities (a)	1,220	4.5	(67)	1,266	4.4	(62)

Fixed rate liabilities before interest rate swaps	2,670		(83)	2,716		(112)

Interest rate swaps	Principal	Average	2004	Principal	Average	2003
		fixed	Fair		fixed	Fair
		rate	value (i)		rate	value
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	200	7.0	5	–	–	–
1 to 5 years	850	4.7	5	1,050	5.1	41

Interest rate swaps to US$ floating rates	1,050	5.1	10	1,050	5.1	41

Less than 1 year	15	5.4	–	46	2.3	–
1 to 5 years	1,205	4.5	59	1,220	4.5	55

Interest rate swaps from non US$ fixed rates to US$ floating rates (a)	1,220	4.5	59	1,266	4.4	55

Less than 1 year	225	7.0	(5)	20	7.5	(1)
1 to 5 years	133	5.8	(11)	225	7.0	(19)
More than 5 years	–	–	–	76	5.6	(8)

Interest rate swaps to US$ fixed rates (b)	358	6.6	(16)	321	6.7	(28)

Interest rate swaps (net impact)	1,912		53	1,995		68

Total fixed rate financial liabilities after interest rate swaps (b), (d)	758		(30)	721		(44)

(i) These fair values include the interest element of the currency swaps described earlier.

Gross assets			2004			2003
	Principal	Average	Excess of	Principal	Average	Excess of
		fixed	fair value		fixed	fair value
		rate	over		rate	over
			principal			principal
	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	87	2.1	–	239	1.0	(1)

Total fixed rate financial assets	87	2.1	–	239	1.0	(1)

(a)	All of the above non US$ liabilities are swapped to US$. The principal amounts shown above reflect the currency element of the related currency swaps.
(b)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rates which have been included in the total of fixed rate debt shown above.
(c)	The Group has US$100 million of finance leases (2003: US$119 million), the largest of which has a principal of US$74 million, a maturity of 2018 and a floating interest rate.
(d)	After taking into account all interest rate swaps, the Group’s fixed rate debt totals US$758 million and has a weighted average interest rate of 5.1 per cent and a weighted average time to maturity of four years (2003: US$721 million with a weighted average interest rate of 5.1 per cent and a weighted average time to maturity of four years).
(e)	Interest rates on the great majority of the Group’s floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group’s US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 2.5 per cent (2003: 1.2 per cent).
(f)	The above table does not include the remaining US$35 million (2003:US$39 million) net provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001 and other financial assets of US$216 million (2003: US$145 million) all of which are non interest bearing. Further details of the instruments included within the acquisition provision for mark to market valuation of the hedge books held by companies acquired are shown in section A above and section C below.
(g)	These non interest bearing financial liabilities have been presented in the financial statements on a discounted basis, using a discount rate of 3.8 per cent.

Rio Tinto 2004 Annual report and financial statements	119

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

C) Commodities
The Group’s material commodity derivatives are summarised below:
	2004	2003
	Fair value	Fair value
	US$m	US$m

Commodity derivatives, including options (in 2003)	(10)	(20)
Adjust: Fair value recognised on acquisition in respect of these contracts	(1)	(2)

Fair value not recognised	(11)	(22)

D) Liquidity
The maturity profile of the Group’s net debt is discussed in the Balance Sheet section of the Financial review on page 34.

Financial assets and liabilities are repayable as follows
	2004	2003
	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(903)	(2,270)
Between 1 and 2 years	(1,168)	(672)
Between 2 and 3 years	(1,000)	(1,109)
Between 3 and 4 years	(798)	(1,019)
Between 4 and 5 years	(43)	(745)
After 5 years	(481)	(447)

	(4,393)	(6,262)
Financial assets
Within 1 year, or on demand	515	670
Between 1 and 2 years	14	10
Between 2 and 3 years	15	14
Between 3 and 4 years	14	15
Between 4 and 5 years	15	14
After 5 years	72	87

Total per currency/interest rate analysis	(3,748)	(5,452)

In addition, of the remaining US$35 million net provision for the mark to market of the hedge books held by companies on acquisition in 2000 and 2001, US$10 million matures in 2005, US$24 million in 2006 to 2009 and US$1 million thereafter. There are other financial assets totalling US$216 million, of which US$138 million have no fixed maturity and US$78 million has a maturity greater than one year.
      As at 31 December 2004, a total of US$1,499 million is outstanding under the US$3 billion European Medium Term Notes facility, of which US$204 million is repayable within one year.
      In accordance with FRS 4, all commercial paper is classified as short term borrowings. There were no outstandings as at 31 December 2004, (2003: commercial paper of US$1.1 billion backed by medium term facilities).
      At 31 December 2004, the Group had unutilised standby credit facilities totalling US$1.45 billion. These facilities, which are summarised below, are for back up support for the Group’s commercial paper programmes and for general corporate purposes:

	2004	2003
	US$m	US$m

Unutilised standby credit facilities
Within 1 year	600	1,650
Between 1 and 2 years	850	–
After 2 years	–	1,100

	1,450	2,750

120	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED

E) Fair values of financial instruments

The carrying values and the fair values of Rio Tinto’s financial instruments at 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.
      If Rio Tinto’s financial instruments were realised at the fair values shown, tax of US$84 million would become payable (2003: US$86 million payable). The maturity of the financial instruments is shown in the notes above.

		2004		2003
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to finance the Group’s operations:
Cash (note 17)	390	390	395	395
Investments (b)	89	89	230	229
Short term borrowings (note 18) (a)	(836)	(836)	(2,199)	(2,199)
Medium and long term borrowings (note 22) (a)	(3,831)	(3,914)	(4,231)	(4,343)
Loans to joint ventures and associates (note 13)	166	166	174	174
Other assets	216	302	156	156
Other liabilities	(250)	(250)	(219)	(219)

	(4,056)	(4,053)	(5,694)	(5,807)
Derivative financial instruments held to manage the interest rate and currency profile:
Currency forward contracts hedging trading transactions (A)	(13)	236	(22)	207
Currency option contracts hedging trading transactions (A)	(25)	24	(27)	10
Currency forward contracts hedging future capital expenditure (A)	–	–	–	93
Currency swaps hedging non US dollar debt (A) (a)	524	524	387	387
Interest rate swap agreements and options (B)	–	53	–	68
Commodity forward/future contracts hedging trading transactions (C)	1	(10)	2	(20)

	(3,569)	(3,226)	(5,354)	(5,062)

Less: mark to market provision at acquisition/other provisions	37		47
‘Other’ financial assets	(216)		(145)

Total per liquidity analysis	(3,748)		(5,452)

(a)	Of the currency swaps, of US$524 million, US$30 million are netted against short term borrowings in the balance sheet and US$494 million are netted against medium and long term borrowings.
(b)	US$11 million of these investments are in fixed assets.

Gains and losses on hedges
Changes in the fair value of derivatives used as hedges of trading transactions, capital expenditure and interest rate exposures, including changes relating to derivatives held by companies acquired during 2000 and 2001, are not recognised in the financial statements until the hedged position matures.

			2004	2003
	Gains	Losses	Total net	Total net
			gains/	gains/
			(losses)	(losses)
	US$m	US$m	US$m	US$m

Unrecognised gains and losses on hedges at 1 January	471	(66)	405	25
Gains and losses arising in previous years recognised in the year	(161)	18	(143)	(35)

Gains and losses arising before 1 January that were not recognised in the year	310	(48)	262	(10)
Gains and losses arising in the year that were not recognised in the year	87	(9)	78	415

Unrecognised gains and losses on hedges at 31 December	397	(57)	340	405

Of which:
Gains and losses expected to be recognised within one year	105	(27)	78	143
Gains and losses expected to be recognised in more than one year	292	(30)	262	262

	397	(57)	340	405

Rio Tinto 2004 Annual report and financial statements	121

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

29	CONTINGENT LIABILITIES AND COMMITMENTS
	2004	2003
	US$m	US$m

Commitments
Contracted capital expenditure at 31 December (a)	700	612
Operating lease commitments (b)	114	131
Other commitments	140	67

(a)	‘Contracted capital expenditure’ includes amounts falling due within one year of US$564 million (2003: US$598 million).
(b)	‘Operating lease commitments’ includes amounts falling due within one year of US$36 million (2003: US$38 million).

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	2004	2003
	US$m	US$m

Within 1 year	386	268
Between 1 and 2 years	382	278
Between 2 and 3 years	365	275
Between 3 and 4 years	324	243
Between 4 and 5 years	287	234
After 5 years	1,488	1,712

	3,232	3,010

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The balance outstanding at 31 December 2004 relates mainly to commitments under ‘take or pay’ contracts.

Contingent liabilities
The aggregate amount of indemnities and other performance guarantees on which no material loss is expected is US$435 million (2003: US$266 million).
      In 2002, the Australian Tax Office issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken in 1997 to acquire franking credits. The transactions were conducted based on the Group’s considered view of the law prevailing at the time. Subsequently, the law was changed. The Group lodged objections to the assessments and on 26 May 2003 the Australian Tax Office (‘ATO’) substantially disallowed those objections. The Group subsequently lodged proceedings in the Federal Court to dispute the assessments.
      As required by Australian tax law and practice, part payment of the disputed tax assessments was required pending resolution of the dispute. A payment of A$164 million (US$128 million at the year end exchange rate) was made, which will be subject to recovery with interest if, as it is believed based on Counsels’ opinion, the Group is successful in challenging the assessments. Consequently, the amount paid has been recorded as a receivable on the balance sheet.
      As at the year end, the amount of the disputed tax assessments, penalties and interest stood at approximately A$479 million (US$373 million at the year end exchange rate) after tax relief on the general interest charge component.
      There are a number of legal claims arising from the normal course of business which are currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

30	AVERAGE NUMBER OF EMPLOYEES
	Subsidiaries and		Joint ventures and		Group total
	joint arrangements (a)		associates
			(Rio Tinto share)
	2004	2003	2004	2003	2004	2003

Principal locations of employment
Australia and New Zealand	10,002	9,274	925	983	10,927	10,257
North America	8,275	8,478	1,055	1,034	9,330	9,512
Africa	4,724	5,661	441	422	5,165	6,083
Europe	2,630	3,059	161	386	2,791	3,445
South America	1,361	1,794	851	773	2,212	2,567
Indonesia	511	569	1,754	3,234	2,265	3,803
Other countries	195	205	155	144	350	349

	27,698	29,040	5,342	6,976	33,040	36,016

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group’s equity interest.
(b)	Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.

122	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

31	PRINCIPAL SUBSIDIARIES

At 31 December 2004

Company and country of incorporation/operation	Principal activities	Class of	Proportion		Group
		shares held	of class held		interest
			%		%

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)			100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71		75.71
Comalco Limited	Bauxite mining; alumina production;	Ordinary	100		100
	primary aluminium smelting
Dampier Salt Limited	Salt production	Ordinary	64.94		64.94
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Rio Tinto Coal Australia Pty Limited	Coal mining	Ordinary	100		100

Canada
Iron Ore Company of Canada Inc (b)	Iron ore mining; iron ore pellets	Series A & E	58.72		58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high purity	Common shares	100		100
	iron and steel	Preferred shares	100		100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25	99.94		99.94

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1	90		90

Namibia
Rössing Uranium Limited (c)	Uranium mining	‘B’N$1	71.16	}	68.58
		‘C’N10c	70.59

Papua New Guinea
Bougainville Copper Limited (d)	Copper and gold mining	Ordinary 1 Kina	53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	75.2		49.2
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1	50.5		50

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting	Ordinary £1	51		51

United States of America
Kennecott Holdings Corporation	Copper and gold mining, smelting	Common US$0.01	100		100
(including Kennecott Utah Copper,	and refining; land development
Kennecott Minerals and Kennecott
Land Company)
Kennecott Energy and Coal Company	Coal mining	Common US$1	100		100
US Borax Inc.	Mining, refining and marketing of borates	Common US$1	100		100

(a)	The entity marked (a) is unincorporated.
(b)	In addition, the Group holds 19.0 per cent of the Labrador Iron Ore Royalty Income Fund which has a 15.1 per cent interest in the Iron Ore Company of Canada.
(c)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of board control.
(d)	The results of Bougainville Copper Limited are not consolidated (see note 40).
(e)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(f)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(g)	All entities operate mainly in the countries in which they are incorporated.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

32	PRINCIPAL JOINT VENTURE INTERESTS

At 31 December 2004
Name and country of incorporation/operation	Principal activities	Class of	Group
		shares held	interest
			%

Australia
Blair Athol Coal	Coal mining	(b)	71.2
Kestrel	Coal mining	(b)	80
Hail Creek	Coal mining	(b)	82
Mount Thorley	Coal mining	(b)	60.6
Bengalla	Coal mining	(b)	30.3
Warkworth	Coal mining	(b)	42.1

Chile
Minera Escondida Limitada	Copper mining and refining		30

Indonesia
Grasberg expansion	Copper and gold mining	(b)	40

United States of America
Decker	Coal mining	(b)	50
Greens Creek	Silver, gold, zinc and lead mining	(b)	70.3
Rawhide	Gold mining	(b)	51

(a)	The Group has joint control of the above ventures and therefore includes them in its accounts using the gross equity accounting technique.
(b)	These entities are unincorporated.
(c)	The Group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or assets of the Group.
(d)	The Group’s principal joint ventures are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(e)	All entities operate mainly in the countries in which they are incorporated.
(f)	The year end of Minera Escondida Limitada is 30 June.

33	PRINCIPAL ASSOCIATES

At 31 December 2004
Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion	Group
		shares held	shares held	of class held	interest
		by the Group		%	%

Papua New Guinea
Lihir Gold Limited (a)	Gold mining	185,758,126	Ordinary Kina 0.1	14.46	14.46

South Africa
Tisand (Pty) Limited	Rutile and zircon mining	7,353,675	R1	49.5	50

United States of America
Cortez	Gold mining		(b)		40

(a)	The Group continues to have significant influence over the activities of Lihir Gold Limited, including Board representation; consequently the Group equity accounts for its interest in this company.
(b)	This entity is unincorporated.
(c)	The Group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or assets of the Group.
(d)	The Group’s principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(e)	All entities operate mainly in the countries in which they are incorporated.

124	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

34	PRINCIPAL JOINT ARRANGEMENTS

At 31 December 2004
Name and country of incorporation/operation	Principal activities	Number of shares held by the Group	Class of shares held	Proportion of class held %	Group interest %

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4	59.4
Gladstone Power Station	Power generation		(b)		42.1
Northparkes Mine	Copper/gold mining and processing		(b)		80
Queensland Alumina Limited	Alumina production	854,078	Ordinary	38.6	38.6
Robe River Iron Associates	Iron ore mining		(b)		53
HIsmelt® Kwinana Joint Venture	Iron technology		(b)		60
Bao-HI Ranges Joint Venture	Iron ore mining		(b)		54

Canada
Diavik	Mining and processing of diamonds		(b)		60

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36	79.36

(a)	The Group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or assets of the Group.
(b)	These entities are unincorporated.
(c)	All entities operate mainly in the countries in which they are incorporated.
(d)	The Group’s principal joint arrangements are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

35	SALES AND PURCHASES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN OPERATIONS

2004 Disposals
Name of operation	Location	Principal activities	Ownership	Date of
			disposed	disposal
			%

Subsidiaries
Mineração Serra de Fortaleza Limitada	Brazil	Nickel mining	99.9	1 January 2004
Zinkgruvan AB	Sweden	Zinc, lead and silver mining	100.0	2 June 2004
Rio Paracatu Mineração S.A.	Brazil	Gold mining	51.0	31 December 2004

Joint ventures
Hail Creek	Australia	Coal mining	10.0	15 November 2004

Associates
Freeport-McMoRan Copper & Gold Inc. (b)	USA	Copper and gold mining in Indonesia	13.1	30 March 2004
Sociedade Mineira de Neves-Corvo S.A. (Somincor)	Portugal	Copper mining	49.0	18 June 2004

Other investments
Lake Cowal	Australia	Gold mining	(c)	9 July 2001
Sepon	Laos	Gold mining	20.0	1 January 2004
Boke	Guinea	Bauxite mining	4.0	25 June 2004

(a)	The aggregate profit on disposal of interests in operations in 2004 was US$920 million, which is analysed in note 4. These gains have been classified as exceptional items and consequently excluded from adjusted earnings at the foot of the profit and loss account.
(b)	The sale of investment in Freeport-McMoRan Copper & Gold Inc. does not affect the terms of the Grasberg joint venture referred to in note 32 above.
(c)	The Group disposed of the Lake Cowal gold project in July 2001. In accordance with the sale agreement, a US$15 million payment on commencement of mining activity was made to the Group on 5 March 2004.
(d)	In accordance with FRS 2 and FRS 9, the Group consolidates the results of subsidiary operations, and recognises its share of the results of joint ventures and associates, up to the date of disposal. In addition to the amount recorded as ‘Profit on disposal of interests in operations’ on the face of the profit and loss account, the subsidiaries which were disposed of during the year contributed US$16 million to Group profit.
(e)	The Cash flow statement includes proceeds from disposals of interests in operations as follows:
	–	US$1,511 million included in ‘Disposals less acquisitions’ which, in accordance with FRS1, is stated net of US$16 million cash and overdrafts transferred on sale of subsidiaries. This comprises US$431 million in respect of subsidiaries and US$1,080 million in respect of joint ventures and associates.
	–	US$110 million included in ‘Sales less purchases of other investments’.

Rio Tinto 2004 Annual report and financial statements	125

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

35	SALES AND PURCHASES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN OPERATIONS CONTINUED

2003 Disposals
Name of operation	Location	Principal activities	Ownership disposed %	Date of disposal

Subsidiaries
Peak Gold Mines Pty Limited	Australia	Gold mining	100	17 March 2003

Joint ventures
P.T. Kaltim Prima Coal	Indonesia	Coal mining	50	10 October 2003

Associates
Minera Alumbrera Limited	Argentina	Copper and gold mining	25	17 March 2003

(f)	The profit on disposal of interests in operations in 2003 was US$126 million. This was classified as an exceptional item and consequently excluded from adjusted earnings at the foot of the profit and loss account.
(g)	The sale proceeds of US$403 million relating to these disposals were included in the Cash flow statement within ‘Disposals less acquisitions’.

2003 Acquisitions
During 2003 Kennecott Energy increased its holding in Pegasus Technologies Inc from 20 per cent to 86 per cent. The transaction gave rise to goodwill of US$20 million. The transaction did not involve any cash consideration.

36	DIRECTORS’ REMUNERATION

Aggregate remuneration of the directors of the parent companies was as follows:
	2004	2003
	US$’000	US$’000

Emoluments	9,992	9,571
Long term incentive plans	57	3,278

	10,049	12,849

Pension contributions	669	424

Gains made on exercise of share options	2,414	2,029

For 2004, a total of US$4,190,900 (2003: US$4,048,800) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension entitlement for the highest paid director was US$712,400 (2003: US$1,158,700).
     The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$7,756,000 (2003: US$9,794,000). There were no pension contributions.
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$5,376,000 (2003: US$5,508,000). The aggregate pension contribution was US$668,982 (2003: US$423,938).
    During 2004, four directors (2003: six) accrued retirement benefits under defined benefit arrangements.
     Shares awarded last year in respect of the MCCP 2000 performance periods vested after the publication of the 2003 Annual Report and financial statements and the value of awards provided therein were estimated based on share prices of 1,386p and A$35.24. The actual share prices on 27 February 2004 when the awards vested were 1,440.5p and A$35.83 and the above 2004 figures for long term incentive plans have included this adjustment. Further details are given in the Remuneration report on page 69.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.
     More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 67 to 70.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

37	AUDITORS’ REMUNERATION	2004	2003
		US$m	US$m

Group Auditors’ remuneration (a)
Audit services
Statutory audit		6.0	5.2
Audit related regulatory reporting (b)		3.4	1.3

		9.4	6.5

Further assurance services (c)		0.2	0.3
Tax services (d)
Compliance		1.0	1.7
Advisory		0.8	1.1
Other services (e)
Financial information technology		–	0.1
Internal audit (f)		–	0.1
Other services not covered above		0.1	0.3

		2.1	3.6

Total payable to Group Auditors		11.5	10.1

Remuneration payable to other accounting firms (g)
Statutory audit		0.4	0.4
Tax services		3.0	2.5
Internal audit		1.8	2.3
Other services		5.9	6.9

		11.1	12.1

		22.6	22.2

(a)	The audit fees payable to PricewaterhouseCoopers, the Group Auditors, are reviewed by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and reviews the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the companies and their subsidiaries.
(b)	‘Audit related regulatory reporting’ includes the audit of employee benefit plans, consultation regarding the application of accounting principles (including IFRS) and work performed in connection with Section 404 of the Sarbanes-Oxley Act.
(c)	‘Further assurance services’ includes due diligence for potential business acquisitions and disposals.
(d)	‘Tax services’ includes tax compliance, involving the preparation or review of returns for corporation, income, sales and excise taxes acquisitions advice on transfer pricing and dealing with tax returns for expatriates.
(e)	‘Other services’ includes reviews of risk management policies and procedures, forensic investigations and provision of training services.
(f)	Internal audit fees payable to Group Auditors in 2003 relate to projects which were carried forward from 2002.
(g)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.
(h)	Amounts payable to PricewaterhouseCoopers for non audit work for the Group’s UK companies were US$1.7 million (2003: US$1.3 million) and for the Group’s Australian companies were US$2.1 million (2003: US$2.3 million).

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

38	RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies:
Details of investments in principal subsidiary companies are disclosed in note 31.

Joint ventures and associates:
Information relating to joint ventures and associates can be found in the following notes:
Note 4	– Exceptional items
Note 5	– Net interest payable and similar charges
Note 6	– Amortisation of discount
Note 7	– Taxation charge
Note 12	– Property, plant and equipment
Note 13	– Fixed asset investments
Note 14	– Net debt of joint ventures and associates
Note 16	– Accounts receivable and prepayments
Note 19	– Accounts payable and accruals
Note 25	– Share premium and reserves
Note 26	– Product analysis
Note 27	– Geographical analysis
Note 30	– Average number of employees
Note 32	– Principal joint venture interests
Note 33	– Principal associates
Note 35	– Sales and purchases of subsidiaries, joint ventures, associates and other interests in operations

Information relating to joint arrangements can be found in note 34 – Principal joint arrangements.

Pension funds
Information relating to pension fund arrangements is disclosed in note 41.

Directors
Details of directors’ remuneration are set out in note 36 and in the Remuneration report on pages 63 to 70.

Leighton Holdings Limited (Leighton)
In 2001, John Morschel became a director and, subsequently, the chairman of Leighton, Australia’s largest project development and contracting group. A number of Rio Tinto companies in Australia and Indonesia have, in the ordinary course of their businesses, awarded commercial contracts to subsidiaries of Leighton. The Board does not consider the value of these contracts to be material to the business of either Leighton or the Rio Tinto Group. John Morschel resigned from the board of Leighton on 25 March 2004.

Barclays Bank plc and ANZ Banking Group Limited
On 1 October 2004, Leigh Clifford became a director of Barclays Bank plc and John Morschel became a director of ANZ Banking Group Limited. Rio Tinto is a client of both these banks.

DuPont
Richard Goodmanson’s employer, the DuPont Company, has commercial buy and sell arrangements with Rio Tinto. These are not material to either company, and in the normal course of his duties, he does not play a role in nor exert influence over these transactions.

39	EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2004 financial statements are:
		Annual average		Year end
		2004	2003	2004	2003

Sterling		1.83	1.63	1.93	1.78
Australian dollar (a)		0.73	0.65	0.78	0.75
Canadian dollar		0.77	0.71	0.83	0.77
South African rand		0.155	0.132	0.177	0.151

(a)	The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

128	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

40	BOUGAINVILLE COPPER LIMITED (‘BCL’)

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$2 million for the financial year (2003: profit of US$4 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2004 was US$106 million (2003: US$97 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2004, the market value of the shareholding in BCL was US$40 million.

41	POST RETIREMENT BENEFITS

a) SSAP 24 accounting and disclosure
Pensions
The Group operates a number of pension plans around the world. Whilst some of these plans are defined contribution, the majority are of the funded defined benefit type, with assets held in separate trustee administered funds. Valuations of these plans are updated annually to 31 December by independent qualified actuaries. Further details regarding the plans are provided in the FRS 17 disclosures in section (b) of this note.

	UK	Australia	US	Canada	Other (e)

Summary of independent actuarial reviews

At 31 December 2004

Assumptions
Rate of return on investments (a)	6.8%	6.4%	6.8%	6.8%	8.2%
Rate of earnings growth, where appropriate (b)	4.9%	4.7%	4.2%	4.4%	6.0%
Rate of increase in pensions	2.9%	2.7%	–	–	4.0%

Results
Smoothed market value of assets ($m) (c)	1,738	1,273	682	815	208
Percentage of coverage of liabilities by assets (d)	121%	101%	91%	82%	112%
Amount of deficit for individual plans with net deficits ($m)	15	–	97	186	12

At 31 December 2003

Assumptions
Rate of return on investments (a)	6.9%	6.4%	6.7%	6.5%	9.2%
Rate of earnings growth, where appropriate (b)	4.8%	4.0%	4.0%	4.0%	6.5%
Rate of increase in pensions	2.8%	2.5%	–	–	4.5%

Results
Smoothed market value of assets ($m) (c)	1,506	962	573	673	194
Percentage of coverage of liabilities by assets (d)	124%	100%	81%	80%	91%
Amount of deficit for individual plans with net deficits ($m)	13	7	145	174	19

(a)	The rate of return on investments assumed for Australia is after taking into account the tax applicable to Australian pension schemes.
(b)	The rate of earnings growth assumed includes a promotional salary scale where appropriate.
(c)	Assets were measured at market value smoothed over a one year period.
(d)	Asset coverage of the liability is quoted after allowing for expected increases in earnings.
(e)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Africa.

Other information
A triennial actuarial valuation of the Group’s UK plan was made at 31 March 2003 using the projected unit method.
     In Australia, whilst Group companies sponsor or subscribe to a number of pension plans, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. Valuations are made at least every three years using the projected unit method, with the latest valuation being as at 30 June 2004.
      A number of defined benefit pension plans are sponsored by the US entities, typically with separate provision for salaried and hourly paid staff. Valuations are made annually at 1 January using the projected unit method.
     A number of defined benefit pension plans are sponsored by entities in Canada. Valuations are updated annually using the projected unit method.
     Other defined benefit plans sponsored by the Group around the world were assessed at various dates during 2002, 2003 and 2004. The above summary is based on the most recent valuation in each case, updated to the appropriate balance sheet date.
     The expected average remaining service life in the plans relating to the Group’s major entities ranges from eight to 17 years, with an overall average of 12 years.
    The main pension plans, providing purely defined contribution benefits, held assets equal to their liabilities, of US$180 million as at 31 December 2004 (US$186 million at 31 December 2003). The Group’s contributions to these plans of US$6 million (2003: US$9 million) are charged against profits and are included in the ‘Regular cost’ shown below.
     The Group also operates a number of unfunded plans, which are included within the deficit and percentage coverage statistics above, measured on a basis consistent with both SSAP 24 and FRS 17.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

41	POST RETIREMENT BENEFITS CONTINUED

Profit and loss account – effect of pension costs, before tax and outside shareholders’ interests
		2004	2003
		US$m	US$m

Regular cost		(118)	(102)
Variation cost		(92)	(90)
Interest on prepayment under SSAP 24		39	42
Settlement		41	–

Net post retirement cost		(130)	(150)

The variation cost reflects the amortisation of the excess of the pension asset carried in the balance sheet at the beginning of the year over the surplus/(deficit) in the relevant plans calculated on a SSAP 24 valuation basis. The settlement represents a pension surplus allocated to the Group in South Africa, which is reflected as a credit.

Balance sheet – effect of pension assets and liabilities, before tax and outside shareholders’ interests
	2004	2003
	US$m	US$m

Prepayment under SSAP 24	616	620
Provisions	(53)	(77)

Net post retirement asset	563	543

Post retirement healthcare
Certain subsidiaries of the Group, mainly in the US, provide health and life insurance benefits to retired employees and in some cases their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.
     On 30 September 2004, the unfunded accumulated post retirement benefit obligation and annual cost of accrual of benefits were determined by independent actuaries using the projected unit method. The main financial assumptions were: discount rate 5.7 per cent (at 30 September 2003: 6.1 per cent), Medical Trend Rate 10.5 per cent reducing to 5.0 per cent by the year 2011 (at 30 September 2003: initially 11.2 per cent reducing to 4.7 per cent by the year 2011), claims cost based on individual company experience. The assumptions were consistent with those adopted for determining pension costs. At 30 September 2004, which is the measurement date, the unfunded accumulated post retirement benefits obligation (excluding associates and joint ventures) was US$523 million (at 30 September 2003: US$563 million).

Profit and loss account – effect of post retirement healthcare costs, before tax and outside shareholders’ interests
	2004	2003
	US$m	US$m

Regular cost	(10)	(9)
Amortisation	(4	4
Interest	(32)	(29)
Curtailment	3	–

Net post retirement cost	(43)	(34)

Balance sheet – effect of post retirement healthcare liabilities, before tax and outside shareholders’ interests
	2004	2003
	US$m	US$m

Provisions	(523)	(498)

130	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

41	POST RETIREMENT BENEFITS CONTINUED

b) FRS 17 Transitional disclosures
 FRS 17 – ‘Retirement benefits’, which deals with accounting for post retirement benefits, has not been adopted, but the additional disclosures which are required are shown below. The standard requires pension deficits, and surpluses to the extent that they are considered recoverable, to be recognised in full. Annual service cost and net financial income on the assets and liabilities of the plans are recognised through earnings. Other fluctuations in the value of the surpluses/(deficits) are recognised in the Statement of Total Recognised Gains and Losses (‘STRGL’).
      Details of post retirement benefit plan assets and liabilities at 31 December 2004, 2003 and 2002, valued on a projected unit basis in accordance with FRS 17, are set out below:

	UK	Australia	US	Canada	Other
					(mainly
Main assumptions for FRS 17 purposes					Africa)

At 31 December 2004
Rate of increase in salaries	4.9%	4.7%	4.2%	4.4%	6.0%
Rate of increase in pensions	2.9%	2.7%	–	–	4.0%
Discount rate	5.3%	5.1%	5.6%	5.6%	8.5%
Inflation	2.9%	2.7%	2.7%	2.7%	4.0%

At 31 December 2003
Rate of increase in salaries	4.8%	4.0%	4.0%	4.0%	6.5%
Rate of increase in pensions	2.8%	2.5%	–	–	4.5%
Discount rate	5.4%	6.0%	5.9%	6.1%	9.0%
Inflation	2.8%	2.5%	2.5%	2.3%	4.5%

At 31 December 2002
Rate of increase in salaries	4.8%	4.0%	3.2%	3.7%	10.5%
Rate of increase in pensions	2.3%	2.5%	–	–	7.0%
Discount rate	5.6%	6.2%	6.2%	6.5%	11.5%
Inflation	2.3%	2.5%	2.2%	2.2%	7.0%

The main financial assumptions used for the healthcare schemes, which are predominantly in the US, were: discount rate: 5.6% (2003: 5.9%, 2002: 6.2%), Medical Trend Rate: 10.7% reducing to 5.2% by the year 2011 (2003: Medical Trend Rate: 11.5% reducing to 5.0% by the year 2011, 2002: Medical Trend Rate 8.0% reducing to 5.0% by the year 2009), claims cost based on individual company experience. For the pension and healthcare arrangements the post retirement mortality assumptions allow for expected increases in longevity. The mortality table used for the main arrangements implies that a 60 year old male has an expected future lifetime of 24 years.

	UK	Australia	US	Canada	Other
					(mainly
					Africa)

Long term rate of return expected at 31 December 2004
Equities	7.9%	7.2%	7.7%	7.7%	9.0%
Fixed interest bonds	4.8%	4.7%	5.1%	5.1%	8.5%
Index linked bonds	4.8%	4.7%	5.1%	5.1%	8.5%
Other	4.5%	4.9%	5.2%	4.0%	5.0%

Long term rate of return expected at 31 December 2003
Equities	7.8%	7.0%	7.5%	7.3%	9.5%
Fixed interest bonds	5.0%	5.1%	5.4%	5.2%	8.5%
Index linked bonds	5.0%	5.1%	5.4%	5.2%	8.5%
Other	4.6%	5.1%	5.1%	3.3%	5.6%

Long term rate of return expected at 31 December 2002
Equities	7.3%	7.0%	7.2%	7.2%	12.5%
Fixed interest bonds	5.0%	5.5%	5.6%	6.0%	11.0%
Index linked bonds	5.0%	5.5%	5.6%	6.0%	11.0%
Other	4.6%	5.9%	6.4%	5.0%	10.2%

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

41	POST RETIREMENT BENEFITS CONTINUED

Scheme assets
The assets in the pension plans and the contributions made were:
	UK	Australia	US	Canada	Other	Total
					(mainly
					Africa)
	US$m	US$m	US$m	US$m	US$m	US$m

Value at 31 December 2004
Equities	1,211	852	460	534	114	3,171
Fixed interest bonds	318	299	154	228	14	1,013
Index linked bonds	162	–	–	54	–	216
Other	84	132	79	11	80	386

	1,775	1,283	693	827	208	4,786

Value at 31 December 2003
Equities	1,094	646	401	451	82	2,674
Fixed interest bonds	300	229	126	193	15	863
Index linked bonds	127	7	12	44	–	190
Other	54	88	74	21	97	334

	1,575	970	613	709	194	4,061

Value at 31 December 2002
Equities	823	377	342	271	93	1,906
Fixed interest bonds	294	160	139	148	18	759
Index linked bonds	95	5	11	32	–	143
Other	60	65	39	64	190	418

	1,272	607	531	515	301	3,226

Employer contributions made during 2004*	–	56	41	37	9	143
Employer contributions made during 2003*	6	45	4	43	5	103

*The contributions shown include US$6 million (2003: US$9 million) for defined contribution plans.

In addition, there were contributions of US$26 million (2003: US$18 million) in respect of unfunded healthcare schemes in the year. Since these schemes are unfunded, contributions for future years will be equal to benefit payments and therefore cannot be pre-determined.
     In relation to pensions, it is currently expected that there will be no significant regular employer or employee contributions to the UK plan in 2005. Contributions are made to the main Australian plan according to the recommendation of the plan actuary and are primarily to a mixed defined benefit/defined contribution type arrangement (included in the above figures). In North America, contributions are agreed annually in nominal terms. Whilst contributions for 2005 are yet to be determined, the currently expected level of contributions by the Group to the plans in Australia, Canada and the US is expected to be similar in aggregate to that made in 2004.
     The most recent full valuation of the UK plans was at 31 March 2003. The most recent full valuation of the Australian plans was at 30 June 2004. For both the US and Canadian major plans, the most recent full valuation was at 1 January 2004.

Surplus/(deficit) in the plans
The following amounts were measured in accordance with FRS 17:

At 31 December 2004	UK	Australia	US	Canada	Other	Total	Healthcare	Total
						pensions
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total market value of plan assets	1,775	1,283	693	827	208	4,786	–	4,786
Present value of plan liabilities	(1,760)	(1,275)	(868)	(1,129)	(185)	(5,217)	(544)	(5,761)

Surplus/(deficit) in the plans	15	8	(175)	(302)	23	(431)	(544)	(975)

Related deferred tax								168
Related outside shareholders’ interest								108

Net post retirement liability								(699)

Surplus/(deficit) in the plans comprises:
Surplus	36	8	6	6	35	91	–	91
Deficit	(21)	–	(181)	(308)	(12)	(522)	(544)	(1,066)

	15	8	(175)	(302)	23	(431)	(544)	(975)

132	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

41	POST RETIREMENT BENEFITS CONTINUED

At 31 December 2003	UK	Australia	US	Canada	Other	Total	Healthcare	Total
						pensions
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total market value of plan assets	1,575	970	613	709	194	4,061	–	4,061
Present value of plan liabilities	(1,477)	(963)	(768)	(877)	(213)	(4,298)	(561)	(4,859)

Surplus/(deficit) in the plans	98	7	(155)	(168)	(19)	(237)	(561)	(798)

Related deferred tax								123
Related outside shareholders’ interest								92

Net post retirement liability								(583)

Surplus/(deficit) in the plans comprises:
Surplus	121	7	12	2	–	142	–	142
Deficit	(23)	–	(167)	(170)	(19)	(379)	(561)	(940)

	98	7	(155)	(168)	(19)	(237)	(561)	(798)

If the above amounts had been recognised in the financial statements, the Group’s shareholders’ funds at 31 December would have been as follows:

	2004	2003
	US$m	US$m

Shareholders’ funds including SSAP 24 post retirement net asset	12,584	10,037
Deduct: SSAP 24 post retirement pension net asset	362	357
Deduct: SSAP 24 post retirement healthcare liability	(305)	(290)

Shareholders’ funds excluding SSAP 24 post retirement net asset	12,527	9,970
Include: FRS 17 post retirement pension net liability	(382)	(242)
Include: FRS 17 post retirement healthcare liability	(317)	(341)

Shareholders’ funds including FRS 17 post retirement net liability	11,828	9,387

The post retirement assets and liabilities shown above are net of tax and outside shareholders’ interests.

Movements in deficit during the year
The net post retirement deficit under FRS 17 before deferred tax and outside shareholders’ interests would have moved as follows during 2004:

			2004	2003
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Net post retirement deficit at 1 January	(237)	(561)	(798)	(666)
Movement in year:
Currency translation adjustment	(12)	(14)	(26)	(45)
Total current service cost (employer and employee)	(164)	(10)	(174)	(149)
Past service cost	(15)	(4)	(19)	(7)
Curtailment and settlement gains	31	4	35	3
Subsidiaries sold	7	–	7	–
Plan amendments	–	–	–	(10)
Other net finance (expense)/income	19	(33)	(14)	(30)
Contributions (including employee contributions)	185	26	211	156
Actuarial (loss)/gain recognised in STRGL	(245)	48	(197)	(50)

Net post retirement deficit at 31 December	(431)	(544)	(975)	(798)

The curtailment and settlement gain primarily reflects the allocation of a surplus to the employer in a South African plan.

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

41	POST RETIREMENT BENEFITS CONTINUED

Amounts which would have been recognised in the profit and loss account and in the STRGL under FRS 17
The following amounts would have been included within operating profit under FRS 17:

			2004	2003
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Employer current service cost	(125)	(10)	(135)	(122)
Past service cost	(15)	(4)	(19)	(7)
Curtailment and settlement gains	31	4	35	3

Total operating charge	(109)	(10)	(119)	(126)

Employer contributions of US$6 million (2003: US$9 million) for defined contribution arrangements have been included in the above operating charge.

The following amounts would have been included as other net finance (expense)/income under FRS 17:

			2004	2003
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Expected return on pension scheme assets	272	–	272	213
Interest on post retirement liabilities	(253)	(33)	(286)	(243)

Net return	19	(33)	(14)	(30)

If the above amounts had been recognised in the financial statements instead of the SSAP 24 charges, the Group’s reported net earnings for 2004 would have increased by US$27 million (2003: increased by US$17 million).

The following amounts would have been recognised within the STRGL under FRS 17:

	2004	2003	2002
	US$m	US$m	US$m

Excess actual returns on plan assets compared with the expected return
Amount (US$m)	226	354	(599)
As a percentage of plan assets	5%	9%	–19%

Experience (losses)/gains on plan liabilities
(ie variances between the actual estimate of liabilities
and the subsequent outcome)
Amount (US$m)	(7)	(118)	28
As a percentage of the present value of the plan liabilities	–	–2%	1%

Change in assumptions
Amount (US$m)	(416)	(286)	(148)

Total amount recognised in STRGL
Amount (US$m)	(197)	(50)	(719)
As a percentage of the present value of the plan liabilities	–3%	–1%	–18%

134	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

42	PARENT COMPANY BALANCE SHEETS		Rio Tinto plc (a)	Rio Tinto Limited (b)

As at 31 December			2004	2003	2004	2003
		Note	US$m	US$m	A$m	A$m

Fixed assets/non current assets
Investments		43	3,112	3,590	9,267	8,586
Tax recoverable (c)			–	–	73	73
Deferred taxation		43	–	–	337	319

			3,112	3,590	9,677	8,978

Current assets
Amounts owed by subsidiaries			2,182	2,417	2,401	1,284
Accounts receivable and prepayments (e)			133	133	33	–
Cash at bank and in hand			5	2	–	–

			2,320	2,552	2,434	1,284

Creditors due within one year
Amounts owed to subsidiaries			(507)	(755)	(325)	(287)
Accounts payable and accruals			(1)	(4)	–	(356)
Dividends payable			(486)	(367)	–	–

			(994)	(1,126)	(325)	(643)

Net current assets			1,326	1,426	2,109	641

Total assets less current liabilities			4,438	5,016	11,786	9,619

Creditors due after one year
Amounts owed to Group companies (f)			–	–	(3,989)	(4,806)
Provisions, including deferred taxation		43	(46)	(46)	(1,108)	(978)

Net assets			4,392	4,970	6,689	3,835

Capital and reserves
Called up share capital		43	155	155	1,718	1,711
Share premium account		43	1,650	1,629	–	–
Other reserves		43	211	211	536	536
Profit and loss account		43	2,376	2,975	4,435	1,588

Shareholders’ funds			4,392	4,970	6,689	3,835

(a)	Prepared under UK GAAP.
(b)	Prepared under Australian GAAP. In relation to Rio Tinto Limited, the only significant measurement difference between Australian and UK GAAP is that relating to proposed dividends, which is described further on page 89.
(c)	Note 29 provides information regarding part payment of disputed tax assesments, of which A$73 million relates to Rio Tinto Limited.
(d)	Rio Tinto became the head entity of a tax group under the Australian tax consolidation regime, with effect from 1 January 2003 and consequently recognised additional assets and liabilities in respect of current and deferred taxation previously attributable to subsidiaries. The transfer of these balances gave rise to corresponding changes in intragroup liabilities and assets.
(e)	‘Accounts receivable and prepayments’ are pension prepayments in Rio Tinto plc and tax recoverable in Rio Tinto Limited.
(f)	The Group companies to which amounts are owed include subsidiaries of Rio Tinto Limited and a subsidiary of Rio Tinto plc.

The financial statements on pages 86 to 140 were approved by the directors on 24 February 2005 and signed on their behalf by:

Paul Skinner Chairman	Leigh Clifford Chief executive	Guy Elliott Finance director

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NOTES TO THE 2004 FINANCIAL STATEMENTS

Notes to the 2004 financial statements continued

43	OTHER PARENT COMPANY DISCLOSURES	Rio Tinto plc (a)		Rio Tinto Limited (b)

		2004	2003	2004	2003
		US$m	US$m	A$m	A$m

Fixed asset investments
Shares in Group companies and, for Rio Tinto Limited, other investments
At 1 January		2,235	2,235	2,712	2,586
Additions		–	–	5,040	126

At 31 December		2,235	2,235	7,752	2,712

Loans to Group companies
At 1 January		1,355	2,542	5,874	5,573
(Repayments)/advances		(478)	(1,187)	(4,359)	301

At 31 December		877	1,355	1,515	5,874

Total		3,112	3,590	9,267	8,586

Deferred taxation (liability)/asset
At 1 January		(46)	(44)	(658)	23
Charged to profit and loss account		–	(2)	(2)	(17)
Recognition of subsidiary deferred tax balances due to tax consolidation		–	–	(111)	(664)

At 31 December (relating to timing differences)		(46)	(46)	(771)	(658)

Share capital account
At 1 January		155	154	1,711	1,703
Issue of shares		–	1	7	8

At 31 December		155	155	1,718	1,711

Share premium account
At 1 January		1,629	1,610
Premium on issue of ordinary shares		21	19

At 31 December		1,650	1,629

Other reserves
At 1 January and 31 December		211	211	536	536

Profit and loss account
At 1 January		2,975	3,655	1,588	1,269
Retained (loss)/profit for year		(599)	(680)	2,847	319

At 31 December		2,376	2,975	4,435	1,588

Contingent liabilities
Bank and other performance guarantees (e)		3,594	5,300	3,326	5,527

(a)	Prepared under UK GAAP.
(b)	Prepared under Australian GAAP (see note (b) on page 135).
(c)	Profit after tax for the year dealt with in the profit and loss account of the Rio Tinto plc parent company amounted to US$223 million (2003: US$3 million). As permitted by section 230 of the United Kingdom Companies Act 1985, no profit and loss account for the Rio Tinto plc parent company is shown.
(d)	Pursuant to the DLC merger both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or guaranteed by the other. These guarantees are excluded from the figures above.
(e)	Bank and other performance guarantees relate principally to the obligations of subsidiary companies.
(f)	The Group has a US$3 billion European Medium Term Note programme. Amounts utilised by subsidiary companies under this programme are guaranteed by the parent companies and totalled US$1.5 billion at the year end.
(g)	Auditor’s remuneration for the audit of Rio Tinto plc was US$0.8 million (2003: US$0.8 million).
(h)	In relation to Rio Tinto Limited, the only significant measurement difference between Australian and UK GAAP is that relating to proposed dividends, which is described further on page 89.

136	Rio Tinto 2004 Annual report and financial statements

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NOTES TO THE 2004 FINANCIAL STATEMENTS

44 RIO TINTO LIMITED PROFIT AND LOSS ACCOUNT	Rio Tinto Limited (a)

	2004	2003
	A$m	A$m

Dividend income	3,378	593
(Increase)/decrease in provision against carrying value of investments	(44)	177
Other operating costs	(41)	(42)

Operating profit	3,293	728
Interest receivable	79	126
Interest payable and similar charges	(51)	(38)

Profit on ordinary activities before taxation	3,321	816
Taxation	(24)	(14)

Retained profit for the financial year	3,297	802

(a) Prepared under Australian GAAP (see note (b) on page 135).

45 RIO TINTO LIMITED CASH FLOW STATEMENT	Rio Tinto Limited (a)

	2004	2003
	A$m	A$m

Operating profit	3,293	728
Provisions and changes in working capital	42	(177)

Cash flow from operating activities	3,335	551

Interest received	74	125
Interest paid	(45)	(59)

Returns on investment and servicing of finance	29	66

Taxation	(9)	(80)

Funding of related parties repaid	2,995	2,266
Funding of other entities repaid	12	15

Capital expenditure and financial investment	3,007	2,281

Purchase of investments	(5,116)	(17)
Sale of investments	2	–

Acquisitions less disposals	(5,114)	(17)

Equity dividends paid to Rio Tinto Limited shareholders	(450)	(742)

Cash inflow before management of liquid resources and financing	798	2,059

Shares in Rio Tinto Limited issued for cash	7	7
Loans (repaid) less received	(805)	(2,066)

Management of liquid resources and financing	(798)	(2,059)

Increase in cash	–	–

(a) Prepared under Australian GAAP (see note (b) on page 135).

Rio Tinto 2004 Annual report and financial statements	137

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FINANCIAL INFORMATION BY BUSINESS UNIT

Financial information by business unit

		Gross turnover (a		)	EBITDA (b	)	Net earnings (c	)

	Rio Tinto Interest	2004	2003		2004	2003	2004	2003
	%	US$m	US$m		US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	1,625	1,329		800	711	447	424
Robe River	53.0	552	374		325	213	119	68
Iron Ore Company of Canada	58.7	428	442		55	47	3	7

		2,605	2,145		1,180	971	569	499

Energy
Kennecott Energy	100.0	1,107	955		277	236	119	88
Rio Tinto Coal Australia	100.0	769	433		336	157	180	70
Kaltim Prima Coal	(d)	–	142		–	74	–	31
Coal & Allied	75.7	769	597		204	52	51	(24)
Rössing	68.6	124	86		8	(33)	(4)	(19)
Energy Resources of Australia	68.4	174	131		70	58	19	11

		2,943	2,344		895	544	365	157

Industrial Minerals		2,057	1,801		538	465	223	154

Aluminium	(e)	2,411	1,936		720	488	334	200

Copper
Kennecott Utah Copper	100.0	1,113	722		496	230	293	88
Escondida	30.0	1,003	502		699	284	416	122
Freeport	(f)	43	344		7	169	(4)	23
Grasberg joint venture	(g)	153	397		102	225	38	104
Palabora	49.2	305	206		(20)	20	(21)	1
Kennecott Minerals	100.0	263	239		129	122	79	60
Rio Tinto Brasil	(h)	108	139		31	48	1	48
Other Copper	(d)	167	176		91	51	54	(6)

		3,155	2,725		1,535	1,149	856	440

Diamonds
Argyle	100.0	322	434		102	198	23	72
Diavik	60.0	420	122		316	106	145	41
Murowa	78.0	2	–		1	–	1	–

		744	556		419	304	169	113

Other operations		145	184		83	77	28	21

Product Group Total		14,060	11,691		5,370	3,998	2,544	1,584

Other items		75	64		(221)	(233)	(114)	(45)
Exploration and evaluation					(187)	(127)	(152)	(98)
Net interest							(57)	(59)

Adjusted earnings							2,221	1,382
Exceptional items					771	126	592	126

Total		14,135	11,755		5,733	3,764	2,813	1,508

Depreciation & amortisation in subsidiaries					(1,204)	(1,006)
Asset write downs relating to subsidiaries and joint ventures					(408)	–
Depreciation & amortisation in joint ventures and associates					(271)	(366)

Profit on ordinary activities before interest and tax					3,850	2,392

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.
(b)	EBITDA of subsidiaries, joint ventures and associates represents profit before: exceptional items, tax, net interest payable, depreciation and amortisation, that is attributable to the Rio Tinto Group.
(c)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(d)	During June 2004, Rio Tinto sold its interests in Somincor and Zinkgruvan. During 2003 Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.
(e)	Includes Rio Tinto’s interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(f)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the joint venture referred to below.
(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(h)	Rio Tinto sold its 99.9 per cent interest in Fortaleza on 1 January 2004, and its 51 per cent interest in Morro do Ouro on 31 December 2004.
(i)	Business units have been classified above according to the Group’s current management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis, in which the contributions of individual business units are attributed to several products as appropriate.

138	Rio Tinto 2004 Annual report and financial statements

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FINANCIAL INFORMATION BY BUSINESS UNIT

	Capital expenditure (j)		Depreciation &		Operating assets (l)		Employees (m)
			amortisation (k)

	2004	2003	2004	2003	2004	2003	2004	2003
	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number

Iron Ore
Hamersley (inc. HIsmelt®)	745	298	161	110	2,211	1,543	2,581	2,169
Robe River	109	75	93	74	1,910	1,852	527	478
Iron Ore Company of Canada	51	37	41	29	530	489	1,528	1,884

	905	410	295	213	4,651	3,884	4,636	4,531

Energy
Kennecott Energy	169	168	118	105	447	561	1,771	1,776
Rio Tinto Coal Australia	50	92	73	52	661	649	904	755
Kaltim Prima Coal	–	2	–	16	–	–	–	2,108
Coal & Allied	15	34	94	91	717	787	1,095	1,338
Rössing	2	4	15	7	40	46	814	810
Energy Resources of Australia	7	5	35	30	179	178	273	238

	243	305	335	301	2,044	2,221	4,857	7,025

Industrial Minerals	248	139	176	172	2,170	2,038	6,575	6,581

Aluminium	449	436	202	169	3,683	3,258	4,349	4,223

Copper
Kennecott Utah Copper	105	83	90	92	1,243	1,277	1,449	1,406
Escondida	113	45	54	79	624	492	851	722
Freeport	–	33	3	54	–	144
Grasberg joint venture	35	60	43	43	428	417	1,783	1,165
Palabora	30	66	41	17	358	426	1,734	2,043
Kennecott Minerals	36	9	27	42	166	136	714	672
Rio Tinto Brasil	18	19	6	(18)	50	138	975	1,393
Other Copper	42	63	23	52	190	335	467	931

	379	378	287	361	3,059	3,365	7,973	8,332

Diamonds
Argyle	89	22	58	76	666	600	809	750
Diavik	49	78	67	34	599	674	377	298
Murowa	14	–	–	–	16	–	76	–

	152	100	125	110	1,281	1,274	1,262	1,048

Other operations	10	4	45	37	89	98	1,432	2,228

Product group total	2,386	1,772	1,465	1,363	16,977	16,138	31,084	33,968

Other items	5	17	418	9	(642)	(455)	1,956	2,048
Less: Joint ventures and associates (j) (k)	(234)	(181)	(271)	(366)

Total	2,157	1,608	1,612	1,006	16,335	15,683	33,040	36,016

Less: net debt					(3,751)	(5,646)

Net assets					12,584	10,037

(j)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(k)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation of goodwill and include Rio Tinto’s share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.
(l)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$948 million (2003: US$905 million), Grasberg joint venture US$428 million (2003: US$417 million).
(m)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group’s equity interest. Part time employees are included on a full time equivalent basis and people employed by contractors are not included. Temporary employees are included in employee numbers.

Rio Tinto 2004 Annual report and financial statements	139

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AUSTRALIAN CORPORATIONS ACT – SUMMARY OF ASIC CLASS ORDER RELIEF; DIRECTORS’ DECLARATION

Australian Corporations Act – summary of ASIC class order relief

Pursuant to section 340 of the Corporations Act 2001 (Corporations Act), the Australian Securities and Investments Commission issued an order dated 21 July 2003 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s dual listed companies structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half years ending between 30 June 2003 and 31 December 2004 (inclusive).

In essence, the order allows Rio Tinto Limited to prepare, and to treat as the principal financial statements for it and its controlled entities, ‘combined’ financial statements of Rio Tinto Limited and Rio Tinto plc and their respective controlled entities as if the Group constituted a single economic entity and the ‘combined’ financial statements were consolidated financial statements. In addition, those ‘combined’ financial statements are to be prepared:
–	on the basis of ‘merger’, rather than ‘acquisition’, accounting under United Kingdom GAAP (ie on the basis that Rio Tinto Limited was not acquired by, and is not controlled by, Rio Tinto plc and that carrying amounts, rather than fair values, of assets and liabilities at the time of formation of the Group’s dual listed companies structure were used to measure those assets and liabilities at formation);
–	in accordance with the principles and requirements of United Kingdom GAAP, rather than Australian GAAP (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	with United States dollars as the reporting currency (although translations to Australian dollars and United Kingdom pounds may be included, and translations to Australian dollars are required for a summary statement of financial position for the Group); and
–	with a reconciliation of information from United Kingdom GAAP to Australian GAAP (see page 89).

The ‘combined’ financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group). Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to the combined financial statements (including any concise report), the auditor’s report and the directors’ report.

Rio Tinto Limited is not required to prepare consolidated financial statements for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of Australian GAAP and with Australian dollars as the reporting currency, and to have those statements audited. The statements are not required to be laid before the Company’s annual general meeting or distributed to shareholders as a matter of course.
However, Rio Tinto Limited must:
–	include in the ‘combined’ financial statements for the Group, as a note, summary parent entity financial statements for Rio Tinto Limited (ie summary statements of financial position, financial performance and cash flows), prepared in accordance with Australian GAAP and with Australian dollars as the reporting currency; and
–	make available the full parent entity financial statement free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Directors’ declaration

The financial statements and notes have been prepared in accordance with applicable United Kingdom law and accounting standards and other relevant financial reporting requirements and in accordance with applicable Australian law.
     The financial statements and notes give a true and fair view of the state of affairs of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited at 31 December 2004 and of the profit and cash flows of the Group for the year then ended.

In the directors’ opinion:
–	The financial statements and notes are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as modified by the Australian Securities and Investments Commission order dated 21 July 2003.
–	There are reasonable grounds to believe each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman	Chief executive	Finance director
24 February 2005	24 February 2005	24 February 2005

140	Rio Tinto 2004 Annual report and financial statements

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REPORT OF THE INDEPENDENT AUDITORS

Report of the independent auditors

To the members of Rio Tinto plc and Rio Tinto Limited.

We have audited the financial statements of the Rio Tinto Group which comprise the Group profit and loss account, the balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses, the reconciliation with Australian GAAP, and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 contained in the directors’ remuneration report (‘the auditable part’).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards and Australian law are set out in the statement of directors’ responsibilities. The directors are also responsible for preparing the directors’ remuneration report.
     Our responsibility is to audit the financial statements and the auditable part of the directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 235 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 308 of the Australian Corporations Act 2001 (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors’ remuneration report have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the companies have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.
      We read the other information contained in the Annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the items listed in the contents section of the Annual Report, apart from the 2004 audited financial statements and the auditable part of the directors’ remuneration report.
     We review whether the corporate governance statement reflects Rio Tinto plc’s compliance with the nine provisions of the 2003 FRC Combined Code, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the companies’ or Group’s corporate governance procedures or their risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
–	the financial statements give a true and fair view of the state of affairs of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited at31 December 2004 and of the profit and cash flows of the Group for the year then ended;
–	the financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003; and
–	those parts of the directors’ remuneration report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 have been properly prepared in accordance with the United Kingdom Companies Act 1985.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants & Registered Auditors	Chartered Accountants
London	Perth
24 February 2005	24 February 2005
In respect of the members of Rio Tinto plc	In respect of the members of Rio Tinto Limited

Rio Tinto 2004 Annual report and financial statements	141

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SUMMARY FINANCIAL DATA IN AUSTRALIAN DOLLARS, STERLING AND US DOLLARS

Summary financial data in Australian dollars, sterling and US dollars

2004	2003	2004	2003		2004	2003
A$m	A$m	£m	£m		US$m	US$m

19,248	18,143	7,722	7,198	Gross turnover (including share of	14,135	11,755
				joint ventures and associates)

4,897	3,232	1,964	1,282	Profit on ordinary activities before taxation	3,596	2,094

3,024	2,133	1,213	846	Adjusted earnings (a)	2,221	1,382

3,830	2,327	1,537	923	Profit for the financial year (net earnings)	2,813	1,508

277.8c	169.0c	111.4p	67.1p	Earnings per ordinary share	204.0c	109.5c
219.3c	154.8c	88.0p	61.4p	Adjusted earnings per ordinary share (a)	161.0c	100.3c

				Dividends per share to Rio Tinto shareholders
		41.48p	37.13p	– Rio Tinto plc	77.0c	64.0c
103.82c	89.70c			– Rio Tinto Limited	77.0c	64.0c

6,058	5,380	2,430	2,135	Total cash flow from operations (b)	4,449	3,486

(2,839)	(2,582)	(1,139)	(1,024)	Capital expenditure and financial investment	(2,085)	(1,673)

(4,819)	(7,540)	(1,944)	(3,170)	Net debt	(3,751)	(5,646)

16,167	13,404	6,520	5,636	Equity shareholders’ funds	12,584	10,037

(a)	‘Adjusted earnings’ exclude exceptional net gains of US$592 million (2003: US$126 million).
(b)	‘Total cashflow from operations’ includes dividends from joint ventures and associates.
(c)	The financial data above have been extracted from the primary financial statements set out on pages 86 to 140. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable. For further information on these exchange rates see page 128.

142	Rio Tinto 2004 Annual report and financial statements

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FINANCIAL SUMMARY 1994 – 2004

Financial summary 1994 – 2004

US$m	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Consolidated turnover	7,755	8,140	6,901	7,436	7,112	7,197	7,875	8,152	8,443	9,228	11,344

Share of equity accounted entities	961	1,194	1,808	1,998	2,109	2,113	2,097	2,286	2,385	2,527	2,791

Gross turnover	8,716	9,334	8,709	9,434	9,221	9,310	9,972	10,438	10,828	11,755	14,135

Adjusted PBIT (a)	1,819	2,484	1,887	2,256	2,191	2,329	2,912	3,102	2,696	2,266	3,488

Exceptional items (b)	25	(215)	–	–	(443)	–	–	(715)	(1,094)	126	362

Finance charges	(81)	(59)	(108)	(184)	(240)	(298)	(403)	(404)	(291)	(298)	(254)

Profit before tax	1,763	2,210	1,779	2,072	1,508	2,031	2,509	1,983	1,311	2,094	3,596

Adjusted profit before tax (a)	1,738	2,425	1,779	2,072	1,951	2,031	2,509	2,698	2,405	1,968	3,234

Tax (excluding exceptional items)	(496)	(818)	(566)	(668)	(664)	(548)	(819)	(850)	(750)	(567)	(938)

Tax – exceptional items (b)	29	60	–	–	40	–	–	132	42	–	97

Outside shareholders’ interests
(including exceptional items) (b)	(109)	(189)	(143)	(184)	(184)	(201)	(183)	(186)	48	(19)	58

Profit attributable to Rio Tinto	1,187	1,263	1,070	1,220	700	1,282	1,507	1,079	651	1,508	2,813

Adjusted earnings (a)	1,133	1,418	1,070	1,220	1,103	1,282	1,507	1,662	1,530	1,382	2,221

Earnings per share (d)	85.0c	90.5c	76.5c	87.1c	50.4c	93.6c	109.8c	78.5c	47.3c	109.5c	204.0c

Adjusted earnings per share (a)	81.3c	101.6c	76.5c	87.1c	79.4c	93.6c	109.8c	120.9c	111.2c	100.3c	161.0c

Dividends per share

Rio Tinto shareholders (US cents)	n/a	n/a	51.00c	52.00c	52.00c	55.00c	57.50	c	59.00c	60.00c	64.00c	77.00c

Rio Tinto plc (pence)	27.50p	31.50p	31.71p	31.92p	31.99p	34.23p	38.87p	41.68p	37.47p	37.13p	41.48p

Rio Tinto Limited (Aus. cents) (d)	55.81c	60.47c	65.05c	75.94c	83.52c	87.11c	102.44c	115.27c	105.93c	89.70c	103.82c

Net assets

Fixed assets (excl. investments)	8,551	8,560	9,682	9,334	9,589	9,861	13,242	12,589	13,255	16,450	17,841

Investments (l)	1,332	1,687	2,109	2,442	2,183	1,840	1,802	2,290	2,881	2,968	2,893

Other assets less liabilities	1,458	1,325	1,578	1,440	1,235	1,293	1,380	1,896	1,463	1,804	1,595

Provisions	(2,593)	(2,657)	(2,795)	(2,749)	(2,790)	(2,887)	(3,299)	(3,194)	(3,612)	(4,536)	(5,058)

Outside shareholders’ interests	(653)	(695)	(770)	(717)	(673)	(715)	(864)	(827)	(778)	(1,003)	(936)

Net debt	(1,349)	(1,483)	(2,546)	(2,839)	(3,258)	(2,429)	(5,050)	(5,711)	(5,747)	(5,646)	(3,751)

Rio Tinto shareholders’ funds	6,746	6,737	7,258	6,911	6,286	6,963	7,211	7,043	7,462	10,037	12,584

Capital expenditure (e)	(1,428)	(1,345)	(1,738)	(1,638)	(1,180)	(771)	(798)	(1,405)	(1,417)	(1,608)	(2,157)

Acquisitions (m)	(228)	(532)	(119)	(112)	(492)	(326)	(3,332)	(958)	(106)	–	–

Disposals (m)	628	432	107	393	3	47	141	299	233	405	1,511

Total cash flow from operations (f)	2,225	2,735	2,452	2,979	3,071	3,015	3,440	3,415	3,743	3,486	4,449

Cash flow before financing (g)	(23)	(170)	(784)	(335)	(37)	825	(2,291)	(590)	29	191	1,888

Ratios

Operating margin (h)	21%	27%	22%	24%	24%	25%	29%	30%	25%	19%	25%

Net debt to total capital (i)	15%	17%	24%	27%	32%	24%	38%	42%	41%	34%	22%

Adj. earnings: shareholders’ funds (j)	18%	21%	15%	17%	17%	19%	21%	23%	21%	16%	20%

Interest cover (k)	26	30	17	15	12	12	11	11	13	11	20

(a)	‘Adjusted earnings’ and ‘Adjusted earnings per share’ exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group. In this statement, ‘Adjusted profit before interest and tax’ (‘Adjusted PBIT’) and ‘Adjusted profit before tax’ exclude the pre-tax values of such exceptional items. ‘Adjusted PBIT’ includes the Group’s share of joint ventures’ and associates’ operating profit, excluding exceptional items.
(b)	These lines contain the exceptional items referred to in (a) above and related taxation. In addition, outside shareholders’ interests for 2004 include a credit for US$133 million relating to exceptional items. For 2004, exceptional items include profit on disposal of interests in operations of US$920 million less asset write-downs and a provision for contract obligation of US$558 million. For 2003, exceptional items include profit on disposal of interests in operations of US$126 million. For 1998, 2001 and 2002 exceptional items include exceptional asset write-downs of US$403 million, US$583 million and US$763 million respectively, net of tax and outside shareholders’ interests. In addition, 2002 includes US$116 million for an exceptional environmental remediation charge. For 1994 and 1995, the exceptional items comprise amounts that are required to be excluded from operating profit under FRS 3.
(c)	Changes in accounting policy: Reported figures for 1994 – 1998 have been restated following the change in accounting policy on implementation of FRS 12 in 1999. Shareholders’ funds for 2001 and prior years have been restated following the implementation of FRS 19 in 2002.
(d)	‘Earnings per share’ and Rio Tinto Limited dividends per share have been adjusted for the years 1994 and 1995 in respect of the 7.5 per cent bonus issue on 15 January 1996 which applied to Rio Tinto Limited shares.
(e)	Capital expenditure comprises purchases of property, plant and equipment plus direct funding provided to joint ventures and associates for Rio Tinto’s share of their capital expenditure, less disposals of property, plant and equipment. The figures include 100 per cent of subsidiaries’ capital expenditure, but exclude that of joint ventures and associates except where directly funded by Rio Tinto.
(f)	Total cash flow from operations comprises ‘Cash flow from operating activities’ together with ‘Dividends from joint ventures and associates’.
(g)	‘Cash flow before financing’ represents the net cash flow before management of liquid resources and financing.
(h)	‘Operating margin’ is the percentage of ‘Adjusted PBIT’ to ‘Gross turnover’.
(i)	Total capital comprises year end shareholders’ funds plus net debt and outside shareholders’ interests.
(j)	This represents ‘Adjusted earnings’ expressed as a percentage of the mean of opening and closing shareholders’ funds.
(k)	Interest cover represents the number of times by which subsidiary interest (excluding the amortisation of discount but including capitalised interest) is covered by Group operating profit (excluding exceptional items) less amortisation of discount plus dividends from joint ventures and associates.
(l)	Treasury bonds acquired in 2002 as security for the deferred consideration payable in respect of the North Jacobs Ranch acquisition have been excluded from net debt and included in investments (2004: US$76 million, 2003: US$228 million, 2002: US$304 million).
(m)	Amounts shown for ‘Acquisitions’ and ‘Disposals’ comprise the amounts included in the cash flow statement in respect of acquisitions and disposals of subsidiaries, joint ventures, associates and other interests in operations.

Rio Tinto 2004 Annual report and financial statements	143

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INTERNATIONAL FINANCIAL REPORTING STANDARDS

International financial reporting standards

The Group will be preparing its financial statements for the 2005 half year and subsequent reporting periods in accordance with International Financial Reporting Standards (IFRS). The main conceptual differences identified to date between UK GAAP and IFRS, insofar as Rio Tinto is concerned, are likely to be:

Foreign exchange gains/(losses) on debt
The Group finances its operations primarily through US dollar debt, a significant proportion of which is located in operations whose functional currency is not the US dollar. Under UK GAAP, US dollar debt is dealt with in the context of the currency status of the Group as a whole, and exchange differences reported by these operations are adjusted through reserves. IFRS permits these exchange gains and losses to be taken to reserves only to the extent that the US dollar debt is an effective hedge of US dollar assets or, in the case of loans between Group companies, meets the net investment criteria set out in IAS 21, The Effects of Changes in Foreign Exchange Rates. Exchange gains and losses that do not meet these criteria will therefore be recorded in the Group IFRS profit and loss account, which will continue to be expressed in US dollars; shareholders’ funds will be unaffected by this reclassification.

Derivatives not qualifying for hedge accounting under IFRS
The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group’s derivative contracts will not qualify for hedge accounting under IFRS because the hedge is not located in the entity with the exposure. These contracts will be marked to market under IFRS, thereby giving rise to charges or credits to the profit and loss account in periods before the hedged transaction is recognised.

Derivatives qualifying for hedge accounting under IFRS
Unrealised gains and losses on derivatives hedging future transactions are not shown on the balance sheet under UK GAAP. Under IAS 39, Financial Instruments: Recognition and measurement, all derivatives will be marked to market and recognised on the balance sheet. For cash flow hedges where derivatives provide an effective hedge against forecast transactions and firm commitments, unrealised gains and losses will be recorded on the balance sheet and deferred in shareholders’ funds. When realised, these gains and losses will be recycled to the profit and loss account, or set against the cost of the relevant fixed asset. Unrealised gains and losses on fair value hedges will be recognised in the profit and loss account and offset against the corresponding gains and losses on the hedged item.

Post retirement benefits
For UK GAAP, the Group applies SSAP 24, Accounting for Pension Costs. Post retirement benefit surpluses/deficits are spread on a straight line basis over the expected average remaining service lives of relevant current employees. The basis of calculating the surplus or deficit under IAS 19 differs from SSAP 24. Under the current IAS 19, Employee Benefits, as amended in 2004, there are three alternative ways in which the surplus or deficit can be recognised. It is probable that the Group will choose to recognise actuarial gains and losses directly in shareholders’ funds via the Statement of Recognised Income and Expense. This treatment is similar to the new UK standard FRS 17, Retirement Benefits. The FRS 17 disclosures included in the financial statements on pages 129 to 134 therefore give an indication of the effect of adopting this alternative on the Group’s 2004 profit and loss account. IAS 19 as amended in 2004 is yet to be endorsed by the European Union. However, we are assuming that this standard will be endorsed before 31 December 2005.

Deferred tax
UK GAAP requires the provision of deferred tax on fair value adjustments to monetary items, and downward fair value adjustments to non monetary items. IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill, including those on non monetary items. For future acquisitions, this will generally result in an additional provision for deferred tax with a corresponding increase in the amounts attributed to the acquired assets and/or goodwill. However, on first adoption, IFRS permits the presentation of deferred tax provisions relating to acquisitions in previous periods as either a reduction in shareholders’ funds or an increase in the carrying value of acquired assets.
      Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associates, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future. Under UK GAAP, tax is only provided on unremitted earnings to the extent that dividends have been accrued or if there is a binding agreement for the distribution of earnings at the reporting date.

Joint ventures
The basis for determining whether joint ventures are accounted for using the gross equity method, or included in the financial statements on a line by line basis in proportion to the investor’s interest (‘proportional consolidation’), differs under IFRS from UK GAAP. As a result, certain joint ventures which were previously accounted for using the equity method will be proportionally consolidated under IFRS. In addition there are a number of investments, proportionally consolidated under UK GAAP, which may be accounted for using either proportional consolidation or the equity method under IFRS. The most appropriate presentation for these investments is currently being considered. There will be no effect on net earnings or shareholders’ funds as a result of this reclassification.

Dividends declared after reporting date
Under IFRS, dividends that do not represent a present obligation at the reporting date are not accrued for in the balance sheet. Hence, the companies’ proposed dividends will not be recognised in the Group accounts until the period in which they are declared payable by the directors.

Non amortisation of goodwill
The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, will cease under IFRS, to be replaced with annual impairment reviews. Due to the finite life of mining assets, impairment charges relating to goodwill are expected to arise in future reporting periods. Charges for impairment of goodwill are likely to fluctuate more between periods than UK GAAP goodwill amortisation charges.

Impairment
There are certain differences between IFRS and UK GAAP in the basis for quantifying impairment charges against fixed assets. These differences may impact on the impairment reviews previously conducted under UK GAAP.

Share based payments
Currently under UK GAAP, no cost is recognised in respect of share based payments provided that, where the strike price is below the market price at the date of issue, the option scheme applies to all relevant employees and the intention is to satisfy the exercise of options by the issue of new shares. IFRS requires the economic cost of all share based payments to employees of the Group to be recognised by reference to fair value on the grant date, and charged to the profit and loss account over the expected vesting period.

144	Rio Tinto 2004 Annual report and financial statements

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RIO TINTO SHARE OWNERSHIP

Rio Tinto share ownership As at 14 February 2005

TWENTY LARGEST SHAREHOLDERS

RIO TINTO PLC		Number of	Percentage
		shares	of issued
			share
			capital

1	BNY (Nominees) Limited	128,983,028	12.07
2	Chase Nominees Limited	47,554,868	4.45
3	HSBC Global Custody Nominee
	(UK) Limited <357206>	28,833,545	2.70
4	Credit Lyonnais SA	22,438,646	2.1
5	Prudential Client HSBC GIS Nominee
	(UK) Limited <PAC>	21,436,365	2.00
6	State Street Nominees
	Limited <OM02>	19,457,648	1.82
7	The Bank of New York (Nominees)
	Limited	17,435,234	1.63
8	Nortrust Nominees Limited <SLEND>	16,482,434	1.54
9	Nutraco Nominees Limited	14,215,117	1.33
10	Chase Nominees Limited <LEND>	13,423,782	1.26
11	BNY (OCS) Nominees Limited	11,998,130	1.12
12	Chase Nominees Limited <BGILIFEL>	11,889,623	1.11
13	Chase (GA Group) Nominees
	Limited <GA>	11,659,302	1.09
14	HSBC Global Custody Nominees
	(UK) Limited <899877>	11,256,295	1.05
15	Nortrust Nominees Limited	10,693,371	1.00
16	State Street Nominees
	Limited <HG18>	10,350,000	0.97
17	State Street Nominees Limited <E802>	9,373,275	0.88
18	BNP Paribas Arbitrage SNC <2890000>	9,179,784	0.86
19	Chase Nominees Limited <USRESLD>	8,748,512	0.82
20	Mellon Nominees (UK) Limited
	<BSDTGUSD>	8,492,230	0.79

		433,901,189	40.59

(a)	As far as is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.
(b)	Rio Tinto is not aware of any arrangement which may result in a change in its control.
(c)	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.
(d)	Other large shareholders are nominees who hold securities on behalf of beneficial shareholders, for example BNY (Nominees) Limited holds Rio Tinto plc shares on behalf of the holders of American Depository Receipts that are traded on the New York Stock Exchange.
RIO TINTO LIMITED		Number of	Percentage
		shares	of issued
			share
			capital

1	Tinto Holdings Australia Pty Limited	187,439,520	37.52
2	National Nominees Limited	45,071,472	9.02
3	JP Morgan Nominees Australia Limited	44,527,685	8.91
4	Westpac Custodian Nominees Limited	42,274,410	8.46
5	Citicorp Nominees Pty Limited	11,875,963	2.38
6	Anz Nominees Limited	11,019,930	2.21
7	Cogent Nominees Pty Limited	7,203,002	1.44
8	Queensland Investment Corporation	6,484,928	1.30
9	RBC Global Services Australia
	Nominees Pty Limited	3,595,894	0.72
10	HSBC Custody Nominees (Australia)
	Limited	3,585,137	0.72
11	AMP Life Limited	3,146,536	0.63
12	Citicorp Nominees Pty Limited
	<CFS WSLE GEARED SHR FND A/C>	3,094,846	0.62
13	Citicorp Nominees Pty Limited
	<CFS WSLE IMPUTATION FND A/C>	2,890,455	0.58
14	UBS Nominees Pty Ltd
	<PRIME BROKING A/C>	2,636,088	0.53
15	ANZ Nominees Limited	2,301,363	0.46
16	RBC Global Services Australia Nominees
	Pty Limited <PIPOOLED A/C>	2,190,759	0.44
17	IAG Nominees Pty Limited	2,154,975	0.43
18	Westpac Financial Services Limited	2,060,695	0.41
19	RBC Global Services Australia Nominees
	Pty Limited	1,946,255	0.39
20	Citicorp Nominees Pty Limited
	<CFS IMPUTATION FUND A/C>	1,881,535	0.38

		387,381,448	77.55

(e)	Under the listing rules, any shareholder of Rio Tinto plc with a beneficial interest of more than three per cent, or of Rio Tinto Limited with a beneficial interest of more than five per cent, is required to provide the Companies with notice. The only shareholder to have provided such notice is The Capital Group of Companies Inc by way of a notice dated 31 January 2005 which confirmed an interest in 64,021,998 ordinary shares issued by Rio Tinto plc, representing 5.99 per cent of its shares as at the date of notice.

Analysis of ordinary shareholders As at 14 February 2005

				Rio Tinto plc			Rio Tinto Limited

	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	42,642	67.67	18,272,340	1.71	55,684	76.35	22,327,099	4.47
1,001 to 5,000 shares	16,977	26.94	34,351,886	3.22	15,093	20.69	29,784,565	5.96
5,001 to 10,000 shares	1,472	2.34	10,232,719	0.96	1,315	1.80	9,157,549	1.83
10,001 to 25,000 shares	698	1.11	10,938,289	1.02	551	0.76	8,070,612	1.62
25,001 to 125,000 shares	640	1.01	36,140,355	3.38	197	0.27	9,783,825	1.96
125,001 to 250,000 shares	177	0.28	32,558,472	3.05	33	0.05	6,074,624	1.22
250,001 to 1,250,000 shares	271	0.43	150,765,734	14.11	32	0.04	16,310,955	3.27
1,250,001 to 2,500,000	70	0.11	120,880,971	11.31	13	0.02	22,268,625	4.46
2,500,001 and over	69	0.11	525,327,145	49.17	14	0.02	374,845,866	75.04
ADRs			128,983,028	12.07			882,604	0.17

	63,016	100	1,068,450,939	100	72,932	100	499,506,324	100

Number of holdings less than marketable parcel of A$500.					1,566

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DEFINITIONS AND EXCHANGE RATES

Definitions

NON MINING DEFINITIONS
Throughout this document, the collective expressions Rio Tinto, Rio Tinto Group and Group are used for convenience only. Depending on the context in which they are used, they mean Rio Tinto plc and/or Rio Tinto Limited and/or one or more of the individual companies in which Rio Tinto plc and/or Rio Tinto Limited directly or indirectly own investments, all of which are separate and distinct legal entities.

Unless the context indicates otherwise, the following terms have the meanings shown below:

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).

Australian dollars	Australian currency. Abbreviates to A$.

Australian GAAP	Generally accepted accounting principles in Australia.

Billion	One thousand million.

Canadian dollars	Canadian currency. Abbreviates to C$.

Company/Companies	Means, as the context so requires, Rio Tinto plc and/or Rio Tinto Limited.

DLC merger	Refers to the dual listed companies merger (1995).

IFRS	International Financial Reporting Standards.

LME	London Metal Exchange.

New Zealand dollars	New Zealand currency. Abbreviates to NZ$.

Pounds sterling	UK currency. Abbreviates to £, pence or p.

Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.

Rand	South African currency. Abbreviates to R.

Rio Tinto Limited	Refers to Rio Tinto Limited, and, where the context permits, its subsidiaries, joint ventures and associated companies.

Rio Tinto Limited ADS	An American Depositary Share representing the right to receive four Rio Tinto Limited shares.

Rio Tinto Limited Group	Rio Tinto Limited and its subsidiaries, joint ventures and associated companies.

Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.

Rio Tinto Limited shares	The ordinary shares in Rio Tinto Limited.

Rio Tinto Limited Shareholder Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Limited, RTL Shareholder SVC Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto plc Special Voting Share at meetings of shareholders of Rio Tinto plc.

Rio Tinto Limited/RTL Special Voting Share	The Special Voting Share in Rio Tinto Limited.

Rio Tinto plc	Rio Tinto plc and its subsidiaries, joint ventures and associated companies.

Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.

Rio Tinto plc Group	Rio Tinto plc and its subsidiaries, joint ventures and associated companies.

Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.

Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.

Rio Tinto Shareholder Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Australian Holdings Limited, RTP Shareholder SVC Pty Limited, Rio Tinto Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto Limited shares held by the Rio Tinto plc Group and the Rio Tinto Limited Special Voting Share at meetings of Rio Tinto Limited shareholders.

146	Rio Tinto 2004 Annual report and financial statements

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DEFINITIONS AND EXCHANGE RATES

Rio Tinto plc shares	Rio Tinto plc ordinary shares.

Rio Tinto plc/ RTP Special Voting	The Special Voting Share of 10p in Rio Tinto plc.

Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.

Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

UK GAAP	Generally accepted accounting principles in the UK.

US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents.

US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.

Anode copper	At the final stage of the smelting of copper concentrates, molten copper is cast into specially shaped slabs called anodes for subsequent electrolytic refining to produce refined cathode copper.

Bauxite	Mainly hydrated aluminium oxides (Al2O3.2H2O). Principal ore of alumina, the raw material from which aluminium is made.

Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.

Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.

Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered mechanically through draw points below.

Borates	A generic term for mineral compounds which contain boron and oxygen.

Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electrowinning.

Classification	Separating crushed and ground ore into portions of different size particles.

Coking coal	Also referred to as metallurgical coal. By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process.

Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing, such as smelting or leaching, to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.

Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.

DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.

Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grams per tonne or ounces per tonne.

Head grade	The average grade of ore delivered to the mill.

Rio Tinto 2004 Annual report and financial statements	147

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>DEFINITIONS AND EXCHANGE RATES

Definitions continued

Ilmenite		Mineral composed of iron, titanium and oxygen.

Mineral resource		Material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction.

Ore		A rock from which a metal(s) or mineral(s) can be economically extracted.

Ore milled		The quantity of ore processed.

Ore hoisted		The quantity of ore which is removed from an underground mine for processing.

Ore reserve		That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Pressure oxidation		A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.

Probable ore reserves		Reserves for which quantity and grade and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Proved ore reserves		Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Rock mined		The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.

Rutile		A mineral composed of titanium and oxygen (TiO2).

Stripping ratio		The tonnes of waste material which must be removed to allow the mining of one tonne of ore.

Solvent extraction and electrowinning (SX-EW)		Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electrowinning) to recover cathode copper.

Tailing		The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.

Thermal coal		Also referred to as steam or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.

Titanium dioxide feedstock		A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.

Zircon		Zirconium mineral (ZrSiO4).

Notes	•	Ore reserve estimates in this document have been adjusted for mining losses and dilution during extraction.

	•	Metal grades have not been adjusted for mill recoveries, but mill recoveries are presented in the table of reserves and are taken into consideration in the calculation of Rio Tinto’s share of recoverable metal.

	•	Unless stated to the contrary, reserves of industrial minerals and coal are stated in terms of recoverable quantities of saleable material, after processing or beneficiation losses.

	•	Reserve and resource terminology used in this document complies in general with the requirements of the Australian Stock Exchange and the London Stock Exchange.

148	Rio Tinto 2004 Annual report and financial statements

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DEFINITIONS AND EXCHANGE RATES

Conversion of weights	1 troy ounce = 31.1 grams
and measures	1 kilogram = 32.15 troy ounces
1 kilogram = 2.2046 pounds
1 metric tonne = 1,000 kilograms
1 metric tonne = 2,204.6 pounds
1 metric tonne = 1.1023 short tons
1 short ton = 2,000 pounds
1 long ton = 2,240 pounds
1 gram per metric tonne = 0.02917 troy ounces per short ton
1 gram per metric tonne = 0.03215 troy ounces per metric tonne
1 kilometre = 0.6214 miles
1 megajoule per kilogram = 430.2 British thermal units (btu) per pound (coal)

Exchange rates
The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling
Year ended 31 December*	Period	Average	High	Low
	end	rate

2004	1.93	1.83	1.95	1.76
2003	1.78	1.63	1.79	1.55
2002	1.61	1.50	1.61	1.41
2001	1.45	1.44	1.50	1.37
2000	1.49	1.52	1.65	1.40

* The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s consolidated financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.
Australian dollars
Year ended 31 December*	Period	Average	High	Low
	end	rate

2004	0.783	0.737	0.798	0.686
2003	0.749	0.648	0.752	0.562
2002	0.563	0.544	0.575	0.506
2001	0.512	0.517	0.571	0.483
2000	0.556	0.579	0.672	0.511

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USEFUL ADDRESSES

Useful addresses

Shareholders
Please contact the respective registrar if you
have any queries about your shareholding.

Rio Tinto plc
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only,
Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500
Australia residents only,
Toll free: 1 800 813 292
Website: www.computershare.com

Holders of Rio Tinto plc American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
JPMorgan Chase Bank NA
P O Box 43013
Providence
RI 02940-3013

Telephone: +1 (781) 575 4328
Facsimile: +1 (781) 575 4082
US residents only
Toll free: (800) 900 1135
Website: www.adr.com/shareholder

Holders of Rio Tinto Limited American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs.

ADR administrator
The Bank of New York
Depositary Receipts Division
101 Barclay Street
22nd Floor
New York, NY 10286

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
81 George Street
Edinburgh EH2 3ES

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Registered offices
Rio Tinto plc
6 St James’s Square
London SW1Y 4LD
Registered in England
No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne,
Victoria 3000
ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

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FINANCIAL CALENDAR

Financial calendar

3 February 2005	Announcement of results for 2004

23 February 2005	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2004 final dividend

25 February 2005	Record date for 2004 final dividend for Rio Tinto plc shares and ADRs

1 March 2005	Record date for 2004 final dividend for Rio Tinto Limited shares and ADRs

16 March 2005	Plan notice date for election under the dividend reinvestment plan for the 2004 final dividend

8 April 2005	Payment date for 2004 final dividend

11 April 2005	Payment date for 2004 final dividend for holders of ADRs

14 April 2005	Annual general meeting for Rio Tinto plc

29 April 2005	Annual general meeting for Rio Tinto Limited

Early May 2005	Release of half year 2004 and full year 2004 results restated under International Financial Reporting Standards

4 August 2005	Announcement of half year results for 2005

10 August 2005	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2005 interim dividend

12 August 2005	Record date for 2005 interim dividend for Rio Tinto plc shares and ADRs

16 August 2005	Record date for 2005 interim dividend for Rio Tinto Limited shares and ADRs

17 August 2005	Plan notice date for election under the dividend reinvestment plan for the 2005 interim dividend

8 September 2005	Payment date for 2005 interim dividend

9 September 2005	Payment date for 2005 interim dividend for holders of ADRs

February 2006	Announcement of results for 2005

Publications
The following publications may be obtained from Rio Tinto:
2004 Annual report and financial statements
2004 Annual review
2004 Sustainable development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

The 2004 Databook and the 2004 Sustainable development review are available on the Rio Tinto website.

Copies of the 2004 Annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Lihir Gold Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

Rio Tinto 2004 Annual report and financial statements	151

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